As filed with the Securities and Exchange Commission on January 29, 2008.

Registration No. 333-145725

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AMERICAN WATER WORKS COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	4941	51-0063696
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1025 Laurel Oak Road

Voorhees, NJ 08043

(856) 346-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald L. Correll

President and Chief Executive Officer

American Water Works Company, Inc.

1025 Laurel Oak Road

Voorhees, NJ 08043

(856) 346-8200

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William V. Fogg, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	George W. Patrick, Esq. Senior Vice President, General Counsel and Secretary American Water Works Company, Inc. 1025 Laurel Oak Road Voorhees, NJ 08043 (856) 346-8200	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $1.00 per share	$1,500,000,000	$46,050.00(3)

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling stockholder are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated January 29, 2008.

(Preliminary Prospectus)

             Shares

American Water Works Company, Inc.

Common Stock

This is an initial public offering of common stock of American Water Works Company, Inc. The selling stockholder is selling all of the shares in the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

The initial public offering price per share of the common stock is currently estimated to be between $             and $            . We intend to apply to list our common stock for trading on the New York Stock Exchange under the symbol “AWK.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional              shares of common stock from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2008.

Goldman, Sachs & Co.	Citi	Merrill Lynch & Co.

Prospectus dated                    , 2008.

We are American Water.
American Water®
www.amwater.com

We serve approximately 16.2 million people in 32 states across the U.S., and Ontario, Canada.

American Water®

AMERICAN WATER OPERATIONS

Washington
Nevada
California
Arizona
New Mexico
Texas
Kansas
Oklahoma
Iowa
Missouri
Illinois
Indiana
Michigan
Ohio
Kentucky
West Virginia
Virginia
Tennessee
North Carolina
Alabama
Georgia
Louisiana
Florida
New York
Pennsylvania
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Hawaii
Ontario, Canada
Regulated
Non-Regulated
Both

OUR MISSION STATEMENT

We deliver value for our customers, investors and employees while enhancing the quality of life in our communities by managing the most basic resource of life – water.

We are American Water.

American Water®

We treat and deliver over one billion gallons of water daily.

Our regulated subsidiaries are subject to economic regulation by state PUCs in Arizona, California, Hawaii, Illinois, Indiana, Iowa, Kentucky, Maryland, Missouri, New Jersey, New Mexico, New York, Ohio, Pennsylvania, Tennessee, Texas, Virginia and West Virginia. Some of these states have enacted laws that require regulatory approval for the acquisition of “control” of any regulated utility. In those states, obtaining “control” of the parent or any other company that controls a regulated utility also requires prior regulatory approval. The threshold for a change in control is a fact-specific inquiry that varies by state. For example, in some states, a presumption of control will arise when an acquiring party acquires more than 9.9% of the voting securities of the regulated utility or the controlling entity. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring our common stock in this offering or in any other purchase of our common stock in a quantity sufficient to trigger a change in control under state law would need the prior approval of the applicable state PUC.

Dealer Prospectus Delivery Obligation

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

(i)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus, including the section captioned “Risk Factors” and the consolidated financial statements and notes to the consolidated financial statements, before making an investment decision. For the definition of certain terms used in this prospectus, please refer to the definitions set forth in the “Glossary.”

Our Company

Founded in 1886, American Water Works Company, Inc., which we refer to, together with its subsidiaries, as American Water or the Company, is the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 7,000 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada.

Our primary business involves the ownership of regulated water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers, treating and delivering over one billion gallons of water per day. Our subsidiaries that provide these services are generally subject to economic regulation by state Public Utility Commissions, which we refer to as state PUCs, in the states in which they operate. In 2006, we generated $2,093.1 million in total operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations, and a net loss of $162.2 million. Our Regulated Businesses, operating in 20 states in the United States, generated 88.6% of our total operating revenue in 2006.

We also provide services that are not subject to economic regulation by state PUCs. Our Non-Regulated Businesses include our Contract Operations Group, our Applied Water Management Group and our Homeowner Services Group. In 2006, our Non-Regulated Businesses generated $248.5 million in operating revenue, prior to inter-segment eliminations.

Our Industry

The United States water and wastewater industry has two main segments: (i) utility, which involves supplying water and wastewater services to customers, and (ii) general services, which involves providing water and wastewater-related services, including engineering, consulting and sales of water infrastructure and distribution products, such as pipes, to water and wastewater utilities and other consumers on a fee-for-service contract basis.

The utility segment includes municipal systems, which are owned and operated by local governments, and investor-owned systems. Government-owned systems make up the vast majority of the United States water and wastewater utility segment, accounting for approximately 84% of all United States community water systems and approximately 98% of all United States community wastewater systems.

The utility segment is characterized by high barriers to entry, including high capital spending requirements. Investor-owned water and wastewater utilities also face regulatory approval processes in order to do business, which may involve obtaining relevant operating approvals, including certificates of public convenience and necessity (or similar authorizations), pursuant to which state PUCs grant investor-owned utilities the right to provide service within an authorized service area. The utility segment of the United States water and wastewater industry is highly fragmented, with approximately 53,000 community water systems and approximately 16,000 community wastewater facilities, according to the United States Environmental Protection Agency, or EPA, and therefore presents opportunities for consolidation. Larger utilities, such as ours, that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to water and wastewater systems.

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Market leader with broad national footprint and strong local presence. We are the largest and most geographically diversified investor-owned water and wastewater utility company in the United States. Our scale provides us with a competitive advantage in procuring goods and services reliably and economically. Our geographic scope enables us to capitalize effectively on growth opportunities across our service areas, while helping to insulate us from adverse conditions relating to regulatory environments, weather and economic conditions in any one geographic area. Also, our active community involvement supports customer satisfaction.

Regulated Businesses provide financial stability. Our Regulated Businesses provide a high degree of financial stability because (i) high barriers to entry insulate us from competitive pressures, (ii) economic regulation promotes predictability in financial planning and long-term performance through the rate-setting process and (iii) our largely residential customer base promotes consistent operating results.

Experience in securing appropriate rates of return and promoting constructive regulatory frameworks. We seek appropriate rates of return on our investment and a return of our investment and recovery of prudently incurred operating expenses from state PUCs in the form of rate increases, which we refer to as rate relief. We have a strong track record of providing reliable service at cost-effective rates, which has generally allowed us to maintain positive relations with regulators. We have generally been granted rate relief in a timely manner after application.

Significant growth opportunities with a low risk business profile. We believe we are well positioned to benefit from favorable industry dynamics in the water and wastewater sectors, which provide significant opportunities for future growth in both our Regulated Businesses and complementary Non-Regulated Businesses.

•

We intend to invest capital prudently to enable us to continue to provide essential services to our customers in the water and wastewater utility industry and to municipalities in meeting the capital challenges of making substantial required infrastructure upgrades.

•	Our Regulated Businesses provide a large platform on which to grow both organically and through consolidation from among the numerous water and wastewater systems in the United States.

•	Our national footprint increases our ability to make opportunistic investments in non-regulated businesses that are complementary to our Regulated Businesses.

Experienced senior management team. Our three senior managers have an average of 27 years of experience in the utilities industry. Our 14 state presidents have an average of 25 years of experience in the utilities industry.

Industry leader in water quality, testing and research. We are experts in water quality testing, compliance and treatment and have established and own industry-leading water testing facilities. Our technologically advanced quality control and testing laboratory in Belleville, Illinois is certified in 23 states and Puerto Rico.

Our Strategy

Our goal is to consistently provide customers with safe, high quality drinking water and reliable water and wastewater services. Our business strategies include:

•	continuing to prudently invest in regulated water and wastewater infrastructure projects;

•	earning an appropriate rate of return on our investments from state PUCs;

•	growing our Regulated Businesses through acquisitions; and

•	continuing to pursue public/private partnerships, including O&M and military contracts and services, and other non-regulated businesses that are complementary to our Regulated Businesses.

The Transactions

American Water is currently an indirect wholly owned subsidiary of RWE Aktiengesellschaft, a stock corporation incorporated in the Federal Republic of Germany whose shares are publicly listed on the Frankfurt and Düsseldorf stock exchanges and other German stock exchanges as well as on the Zurich stock exchange, which we refer to as RWE. RWE is one of Europe’s leading electricity and gas companies and supplies 20 million customers with electricity and 10 million customers with gas in Germany, the United Kingdom and Central and Eastern Europe. On November 4, 2005, RWE announced its intention to exit its water activities in the United States and the United Kingdom to focus on its core European electricity and gas business and has since then completed the divestiture of its water business in the United Kingdom. As a part of this strategy, RWE intends to fully divest its ownership of American Water through the consummation of one or more public offerings of common stock of American Water as soon as reasonably practicable, subject to market conditions, which we refer to as the RWE Divestiture. On September 28, 2007, Thames Water Aqua US Holdings, Inc., at the time an indirect wholly owned subsidiary of RWE, which we refer to as Thames US Holdings, was merged with and into American Water with American Water being the surviving entity, which we refer to as the Merger.

On September 20, 2007, American Water Capital Corp., our wholly owned financing subsidiary, which we refer to as AWCC, issued $1,750.0 million of debt to RWE, which we refer to as the RWE redemption notes, which was used to fund the early redemption of $1,750.0 million of preferred stock held by RWE. In addition, on October 22, 2007 we used the net proceeds from the issuance of $1,500.0 million aggregate principal amount of senior notes of AWCC, which we refer to as the new senior notes, to fund the repayment of $1,286.0 million aggregate principal amount of RWE redemption notes and $206.0 million (including after tax gains of $2.2 million, net of $1.4 million of tax) aggregate principal amount of other debt owed to RWE, which we refer to as the RWE notes. The new senior notes were not registered under the Securities Act and were offered in reliance on an exemption from the registration requirements of the Securities Act.

On November 7, 2007, we effected a 160,000-for-1 stock split.

In December 2007 we used the net proceeds from the issuance of approximately $415.0 million of commercial paper and $49.0 million of excess cash to fund the repayment of approximately $464.0 million of RWE redemption notes.

These transactions, together with the non-cash equity contribution to the Company by RWE of $1,194.5 million of debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of debt of our subsidiaries held by RWE on March 29, 2007, the $550.0 million cash equity contribution to the Company by RWE on March 29, 2007, which was used to pay down $232.5 million of short-term debt and the remainder used for general working capital purposes, and the cash equity contribution to the Company by RWE of $266.0 million on December 21, 2007, which was used to pay down $266.0 million of commercial paper, are collectively referred to as the Refinancing. The Refinancing, the Merger and the 160,000-for-1 split of common stock are collectively referred to in this prospectus as the Transactions.

Organizational Structure

American Water is currently a direct wholly owned subsidiary of RWE Aqua Holdings GmbH, which we refer to as the selling stockholder, a limited liability company organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of RWE. The following chart sets forth our organizational structure after giving effect to the consummation of this offering:

*	Assumes that RWE, through its subsidiary RWE Aqua Holdings GmbH, will sell its shares of our common stock in more than one offering.

The Selling Stockholder

All of our issued and outstanding common stock is currently owned by the selling stockholder, RWE Aqua Holdings GmbH, a limited liability company organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of RWE. Upon consummation of this offering, the selling stockholder will continue to own     % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares). RWE intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions.

Our Executive Offices

We are a corporation incorporated under the laws of Delaware. Our principal executive offices are located at 1025 Laurel Oak Road, Voorhees, NJ 08043. Our telephone number is (856) 346-8200. Our internet address is www.amwater.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

“American Water” and its logos are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Recent Developments

On December 21, 2007, our subsidiary, New Jersey American Water, signed an agreement with the city of Trenton, New Jersey to purchase the assets of the city’s water system located in Ewing, Hamilton, Hopewell and Lawrence townships, which will add approximately 39,000 customers to our Regulated Businesses. The purchase price is $100 million, and the agreement was approved by the Trenton City Council. The agreement requires approval by the New Jersey Board of Public Utilities. We can provide no assurances that the agreement will be approved.

THE OFFERING

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	160,000,000 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares from the selling stockholder.

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

Listing	We will apply to list our common stock on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “AWK”.

Dividend policy	We intend to pay quarterly cash dividends at an initial rate of approximately $0.20 per share per quarter on our common stock or $0.80 per share per year, to be paid no later than 75 days after the end of each fiscal quarter (beginning with the first full fiscal quarter ending after the consummation of this offering) for at least the first four quarters following the consummation of this offering. In addition, we intend to pay a one-time dividend of $ per share (representing the pro rata portion of the expected initial dividend for the remaining period of the quarter following the consummation of this offering) on or about , 2008 to stockholders of record on , 2008. The declaration, payment and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors our board of directors deems relevant. See “Dividend Policy”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends.”

Risk factors	See “Risk Factors” for a discussion of factors you should consider before investing in our common stock.

All information in this prospectus, unless otherwise indicated or the context otherwise requires:

•	assumes the common stock will be sold at $ per share (the midpoint of the price range set forth on the cover of this prospectus);

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	gives effect to the 160,000 for 1 stock split effected on November 7, 2007; and

•

excludes, (i)              shares of common stock reserved for issuance under our 2007 Omnibus Equity Compensation Plan (             of which and              of which will be granted to key employees upon the consummation of the offering in the form of restricted stock and stock options, respectively) and (ii)              shares reserved for issuance under an employee stock purchase plan that the Company is considering establishing following the consummation of this offering.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents our summary historical consolidated financial data and summary unaudited pro forma consolidated financial data, at the dates and for the periods indicated. The historical data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus. See footnote 1 to the table below. The historical data as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have been derived from our unaudited historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Operating results for the nine months ended September 30, 2006 and 2007 have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the entire fiscal year.

The summary unaudited pro forma financial data have been derived from our historical financial statements and adjusted to give effect to the Transactions. The summary unaudited pro forma financial data have been prepared to give effect to the Transactions as if they had occurred on January 1, 2006, in the case of the summary unaudited pro forma statement of operations data, and on September 30, 2007, in the case of the summary unaudited pro forma balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Our historical financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the years ended December 31,			For the nine months ended September 30,		Pro forma for the year ended December 31,	Pro forma for the nine months ended September 30,

	2004	2005	2006	2006	2007	2006	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Statement of operations data(1):
Operating revenues	$2,017,871	$2,136,746	$2,093,067	$1,600,375	$1,660,394	$2,093,067	$1,660,394
Operating expenses
Operation and maintenance	1,121,970	1,201,566	1,174,544	866,891	910,304	1,176,244	911,069
Depreciation and amortization	225,260	261,364	259,181	193,422	202,463	259,181	202,463
General taxes	170,165	183,324	185,065	142,629	140,910	185,065	140,910
Loss (gain) on sale of assets(2)	(8,611)	(6,517)	79	(2,779)	(6,821)	79	(6,821)
Impairment charges	78,688	385,434	221,685	—	243,345	221,685	243,345

Total operating expenses, net	1,587,472	2,025,171	1,840,554	1,200,163	1,490,201	1,842,254	1,490,966

Operating income (loss)	430,399	111,575	252,513	400,212	170,193	250,813	169,428

Other income (deductions)
Interest	(315,944)	(345,257)	(365,970)	(278,240)	(211,709)	(280,629)	(199,352)
Amortization of debt expense	(3,377)	(4,367)	(5,062)	(3,752)	(3,624)	(5,733)	(4,127)
Other, net(3)	14,350	13,898	9,581	3,793	11,532	9,581	11,532

Total other income (deductions)	(304,971)	(335,726)	(361,451)	(278,199)	(203,801)	(276,781)	(191,947)

Income (loss) from continuing operations before income taxes	125,428	(224,151)	(108,938)	122,013	(33,608)	(25,968)	(22,519)

Provision for income taxes	66,328	50,979	46,912	50,800	74,095	79,726	78,482

Income (loss) from continuing operations	$59,100	$(275,130)	$(155,850)	$71,213	$(107,703)	$(105,694)	$(101,001)

Income (loss) from continuing operations per basic common share(4)(5)	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)	$(0.66)	$(0.63)

Income (loss) from continuing operations per diluted common share(4)(5)	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)	$(0.66)	$(0.63)

Basic weighted average common shares	160,000	160,000	160,000	160,000	160,000	160,000	160,000

Diluted weighted average common shares	160,000	160,000	160,000	160,000	160,000	160,000	160,000

Other data(1):
Cash flows provided by (used in):
Operating activities	$458,408	$525,435	$323,748	$259,923	$329,913
Investing activities	(545,903)	(530,165)	(691,438)	(449,504)	(482,950)
Financing activities	95,254	(9,049)	332,367	149,832	274,542
Construction expenditures	(546,241)	(558,446)	(688,843)	(431,361)	(512,434)

	As of December 31,		As of September 30,	Pro forma as of September 30,
	2005	2006	2007	2007
			(unaudited)	(unaudited)
	(In thousands)
Balance sheet data(1):
Cash and cash equivalents	$65,077	$29,754	$151,259	$102,233
Utility plant at original cost, net of accumulated depreciation	8,101,769	8,605,341	8,940,131	8,940,131

Goodwill	3,181,570	2,962,493	2,719,634	2,719,634

Total assets	12,542,029	12,783,059	13,089,837	13,052,467

Redeemable preferred stock at redemption value(6)	1,774,691	1,774,475	24,364	24,364
Other long-term debt	3,011,827	3,096,404	5,030,201	4,715,201
Other short-term and current portion of long-term debt(7)	2,018,251	1,007,128	252,210	260,210

Total debt	6,804,769	5,878,007	5,306,775	4,999,775

Common stockholder’s equity	2,804,716	3,817,397	4,510,568	4,777,078
Preferred stock without mandatory redemption requirements(6)	4,571	4,568	4,568	4,568

(1)	On September 28, 2007, Thames US Holdings was merged with and into American Water, with American Water as the surviving entity. American Water is an indirect wholly owned subsidiary of RWE. The historical consolidated financial statements of American Water represent the consolidated results of the Company, formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies.

(2)	Represents primarily losses (gains) on sales of publicly traded securities and dispositions of assets not needed in utility operations.

(3)	Includes allowance for other funds used during construction, allowance for borrowed funds used during construction and preferred dividends of subsidiaries.

(4)	The number of common shares used to compute net income per basic share and net income per diluted share for the fiscal years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 is 160.0 million after giving effect to the 160,000-for-1 stock split on November 7, 2007 as no dilutive options or instruments were outstanding during these periods.

(5)	The number of common shares used to compute net income per basic share is 160.0 million, which gives effect to the 160,000-for-1 stock split effected on November 7, 2007. Pro forma net income per diluted share considers the effect of all potentially dilutive instruments, which include restricted shares, restricted stock units and stock options to be granted under our 2007 Omnibus Equity Compensation Plan to certain of our employees upon the consummation of this offering. However, there are no dilutive incremental common shares included in pro forma diluted earnings per share as all potentially dilutive instruments would be antidilutive.

(6)	Includes preferred stock held by RWE and other preferred stock issued by subsidiaries of the Company.

(7)	Includes the current portion of redeemable preferred stock and the unamortized debt discount attributable to preferred stock of $0.9 million, $0.6 million and $0.4 million as of December 31, 2005 and 2006 and September 30, 2007, respectively.

RISK FACTORS

An investment in our common stock involves risk. Before you decide to purchase our common stock, you should carefully consider these risk factors together with all of the other information included in this prospectus, including the information contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus and the notes thereto. If any of the following risks actually occurs, our business, financial condition, operating results and prospects could be adversely affected, which in turn could adversely affect the value of our common stock.

Risks Related to Our Industry and Business

Our utility operations are heavily regulated. Decisions by state PUCs and other regulatory agencies can significantly affect our business and results of operations.

Our Regulated Businesses provide water and wastewater services to our customers through subsidiaries economically regulated by state PUCs. Economic regulation affects the rates we charge our customers and has a significant effect on our business and results of operations. Generally, the state PUCs authorize us to charge rates that they determine are sufficient to recover our prudently incurred operating expenses, to enable us to finance the addition of new, or the replacement of existing, water and wastewater infrastructure and to allow us the opportunity to earn what they determine to be an appropriate rate of return on our invested capital and a return of our invested capital.

Our ability to meet our financial objectives depends upon the rates authorized by the various state PUCs. We periodically file rate increase applications with state PUCs. The ensuing administrative process may be lengthy and costly. We can provide no assurances that our rate increase requests will be granted. Even if approved, there is no guarantee that approval will be given in a timely manner or at a sufficient level to cover our expenses, the recovery of our investment and/or provide us an opportunity to earn an appropriate rate of return on our investment and a return of our investment. If the authorized rates are insufficient to cover operating expenses, to allow for the recovery of our investment and to provide an appropriate return on invested capital, or if the rate increase decisions are delayed, our financial condition, results of operations, cash flow and liquidity may be adversely affected. Even if rates are sufficient, we face the risk that we will not achieve the rates of return on our invested capital and a return of our invested capital that are permitted by the state PUC.

Our operations and the quality of water we supply are subject to extensive environmental laws and regulations. Our operating costs have increased, and are expected to continue to increase, as a result of complying with environmental laws and regulations. We also could incur substantial costs as a result of violations of or liabilities under such laws and regulations.

Our water and wastewater operations are subject to extensive United States federal, state and local and, in the case of our Canadian operations, Canadian laws and regulations, that govern the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights, and the manner in which we collect, treat and discharge wastewater. These requirements include the United States Clean Water Act of 1972, which we refer to as the Clean Water Act, and the United States Safe Drinking Water Act of 1974, which we refer to as the Safe Drinking Water Act, and similar state and Canadian laws and regulations. We are also required to obtain various environmental permits from regulatory agencies for our operations. State PUCs also set conditions and standards for the water and wastewater services we deliver. If we deliver water or wastewater services to our customers that do not comply with regulatory standards, or otherwise violate environmental laws, regulations or permits, or other health and safety and water quality regulations, we could incur substantial fines, penalties or other sanctions or costs or damage to our reputation. In the most serious cases, regulators could force us to discontinue operations and sell our operating assets to another utility or municipality. Given the nature of our business which, in part, involves supplying water for human consumption, any potential non-compliance with, or violation of, environmental laws or regulations would likely pose a more significant risk to us than to an issuer not similarly involved in the water and wastewater industry.

We incur substantial operating and capital costs on an ongoing basis to comply with environmental laws and regulations and other health and safety and water quality regulations. These laws and regulations, and their enforcement, have tended to become more stringent over time, and new or stricter requirements could increase our costs. Although we may seek to recover ongoing compliance costs in our rates, there can be no guarantee that the various state PUCs or similar regulatory bodies that govern our Regulated Businesses would approve rate increases to recover such costs or that such costs will not adversely and materially affect our financial condition, results of operations, cash flow and liquidity.

We may also incur liabilities under environmental laws and regulations requiring us to investigate and clean up environmental contamination at our properties or at off-site locations where we have disposed of waste or caused adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our financial condition, results of operations, cash flow and liquidity. Such remediation losses may not be covered by our insurance policies and may make it difficult for us to secure insurance in the future at acceptable rates.

Changes in laws and regulations over which we have no control can significantly affect our business and results of operations.

Any governmental entity that regulates our operations may enact new legislation or adopt new regulations or policies at any time, and new judicial decisions may change the interpretation of existing legislation or regulations at any time. The individuals who serve as regulators are elected or are political appointees. Therefore, elections which result in a change of political administration or new appointments may also result in changes in the individuals who serve as regulators and the policies of the regulatory agencies that they serve. New laws or regulations, new interpretations of existing laws or regulations, or changes in agency policy, including as a response to shifts in public opinion, or conditions imposed during the regulatory hearing process may affect our business in a number of ways, including the following:

•	making it more difficult for us to raise our rates and, as a consequence, to recover our costs or earn our expected rates of return;

•	changing the determination of the costs, or the amount of costs, that would be considered recoverable in rate cases;

•	changing water quality or delivery service standards or wastewater collection, treatment and discharge standards with which we must comply;

•	restricting our ability to terminate our services to customers who owe us money for services previously provided;

•	requiring us to provide water services at reduced rates to certain customers;

•	restricting our ability to sell assets or issue securities;

•	changing regulatory benefits that we expected to receive when we began offering services in a particular area;

•	changing or placing additional limitations on change in control requirements relating to any concentration of ownership of our common stock;

•	making it easier for governmental entities to convert our assets to public ownership via eminent domain;

•	restricting or prohibiting our extraction of water from rivers, streams, reservoirs or aquifers; and

•	revoking or altering the terms of the certificates of public convenience and necessity (or similar authorizations) issued to us by state PUCs.

Any of these changes or any other changes in laws, regulations, judicial decisions or agency policies applicable to us may have an adverse effect on our business, financial condition, results of operations, cash flow and liquidity.

Weather conditions, natural hazards, overuse of water supplies and competing uses may interfere with our sources of water, demand for water services and our ability to supply water to customers.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. As a general rule, sources of public water supply, including rivers, lakes, streams and groundwater aquifers are held in the public trust and are not owned by private interests. As such, we typically do not own the water that we use in our operations, and the availability of our water supply is established through allocation rights and passing-flow requirements set by governmental entities. Passing-flow requirements set minimum volumes of water that must pass through specified water sources, such as rivers and streams, in order to maintain environmental habitats and meet water allocation rights of downstream users. Allocation rights are imposed to ensure sustainability of major water sources and passing flow requirements are most often imposed on source waters from smaller rivers, lakes and streams. These requirements can change from time to time and adversely impact our water supply. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water.

Governmental restrictions on water use during drought conditions may also result in decreased use of water services, even if our water supplies are sufficient to serve our customers, which may adversely affect our financial condition and results of operations. Seasonal drought conditions that would impact our water services are possible across all of our service areas, and drought conditions currently exist in several areas of the United States. However, these conditions are more prevalent in the Northeast and West where supply capacity is limited and per capita water demand is high. If a regional drought were to occur affecting our service areas and adjacent systems, governmental restrictions may be imposed on all systems within a region independent of the supply adequacy of any individual system. Voluntary restrictions were implemented during certain periods of 2007 in certain parts of the states of New Jersey, Pennsylvania and Indiana and a mandatory restriction was implemented, and subsequently rescinded, in Kentucky. Following drought conditions, water demand may not return to pre-drought levels even after restrictions are lifted. Cool and wet weather may also reduce demand for water, thereby adversely affecting our financial condition, results of operations, cash flow and liquidity.

Service interruptions due to severe weather events are possible across all our service areas. These include winter storms and freezing conditions in our colder climate service areas, high wind conditions in our service areas known to experience tornados, earthquakes in our service areas known to experience seismic activity, high water conditions for our facilities located in or near designated flood plains, hurricanes in our coastal service areas and severe electrical storms which are possible across all of our service areas. These weather events may affect the condition or operability of our facilities, limiting or preventing us from delivering water or wastewater services to our customers, or requiring us to make substantial capital expenditures to repair any damage. Any interruption in our ability to supply water or to collect, treat and properly dispose of wastewater, or any costs associated with restoring service, could adversely affect our financial condition and results of operations. Furthermore, losses from business interruptions or damage to our facilities might not be covered by our insurance policies and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Declining residential per customer water usage may reduce our long-term revenues, financial condition and results of operations.

Increased water conservation, including through the use of more efficient household fixtures and appliances among residential consumers, combined with declining household sizes in the United States, has contributed to a trend of declining residential per customer water usage. Our Regulated Businesses are heavily dependent upon revenue generated from rates we charge to our residential customers for the volume of water they use. The rate we charge for our water is regulated by state PUCs and we may not unilaterally adjust our rates to reflect demand. Declining usage will have a negative impact on our long-term operating revenues if we are unable to secure rate increases or to grow our residential customer base to the extent necessary to offset the residential usage decline.

Risks associated with the collection, treatment and disposal of wastewater may impose significant costs.

The wastewater collection, treatment and disposal operations of our subsidiaries are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail, overflow or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages, which may not be recoverable in rates. This risk is most acute during periods of substantial rainfall or flooding, which are the main causes of sewer overflow and system failure. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. Moreover, in the event that we are deemed liable for any damage caused by overflow, our losses might not be covered by insurance policies, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Our Regulated Businesses require significant capital expenditures to maintain infrastructure and expand our rate base and may suffer if we fail to secure appropriate funding to make investments, or if we suffer delays in completing major capital expenditure projects.

The water and wastewater utility business is capital intensive. In addition to our acquisition strategy, we invest significant amounts of capital to add, replace and maintain property, plant and equipment. In 2007, we invested $717.2 million in net Company-funded capital improvements. We expect the level of capital expenditures necessary to maintain the integrity of our systems to increase in the future. We fund these projects from cash generated from operations, borrowings under our revolving credit facility and commercial paper programs and the issuance of long-term debt and equity securities. We can provide no assurances that we will be able to access the debt and equity capital markets or do so on favorable terms.

Upon the consummation of this offering RWE will have certain registration rights with respect to future issuances of our equity securities and, subject to lock-up provisions described under “Shares Eligible for Future Sale—Lock-Up Agreements,” intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions. The registration rights agreement to be entered into with RWE will impose certain restrictions on our ability to issue equity securities in amounts beyond specified thresholds without RWE’s consent. Future sales of our common stock by RWE, as well as the restrictions in the registration rights agreement, may make it more difficult or costly for us to raise additional equity in the future. Furthermore, if we are unable to raise sufficient equity, we can provide no assurances that we will be able to access the debt capital markets, or do so on favorable terms.

In addition, we believe that our dividend policy as set forth in the sections “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends” could limit, but not preclude, our ability to pursue growth. In particular, this limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our operating subsidiaries’ available cash or external financing resources. In order to fund construction expenditures, acquisitions (including tuck-in acquisitions) and principal and interest payments on our indebtedness, and pay dividends at the level currently anticipated under our dividend policy, we expect that we will need additional financing. However, we intend to retain sufficient cash from operating activities after the distribution of dividends to fund a portion of our capital expenditures. For further discussion of our acquisition strategy, see “Business—Our Regulated Businesses—Acquisitions.” For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends—Assumptions and Considerations”.

If we are unable to obtain sufficient capital, we may fail to maintain our existing property, plant and equipment, realize our capital investment strategies, meet our growth targets and successfully expand the rate base upon which we are able to earn future returns on our investment and a return of our investment. Even if we have adequate resources to make required capital expenditures, we face the additional risk that we will not complete our major capital expenditures on time, as a result of construction delays or other obstacles. Each of these outcomes could adversely affect our financial condition and results of operations. We also face the risk that after we make substantial capital expenditures, the rate increases granted to us by state PUCs may not be sufficient to recover our prudently incurred operating expenses and to allow us the opportunity to earn an appropriate rate of return on our invested capital and a return of our invested capital.

The failure of, or the requirement to repair, upgrade or dismantle, any of our dams may adversely affect our financial condition and results of operations.

We own a total of 99 dams. A failure of any of those dams could result in injuries and property damage downstream for which we may be liable. The failure of a dam would also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition and results of operations. Any losses or liabilities incurred due to a failure of one of our dams might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

We also are required from time to time to repair or upgrade the dams that we own. The cost of such repairs can be and has been material. We might not be able to recover such costs through rates. The inability to recover these higher costs or regulatory lag in the recovery of such costs can affect our financial condition, results of operations, cash flow and liquidity.

The federal and state agencies that regulate our operations may adopt rules and regulations requiring us to dismantle our dams. Federal and state agencies are currently considering rules and regulations that could require us to strengthen or dismantle one of our dams on the Carmel River in California due to safety concerns related to seismic activity. Any requirement to strengthen or dismantle this dam could result in substantial costs that may adversely affect our financial condition and results of operations. We are currently engaged in negotiations with federal and state agencies and local stakeholders on a plan to maintain our existing Carmel River dams or to share the costs of dismantling one of them with those federal and state agencies and local stakeholders. These negotiations could be delayed or abandoned.

Any failure of our network of water and wastewater pipes and water reservoirs could result in losses and damages that may affect our financial condition and reputation.

Our operating subsidiaries distribute water and wastewater through an extensive network of pipes and store water in reservoirs located across the United States. A failure of major pipes or reservoirs could result in injuries and property damage for which we may be liable. The failure of major pipes and reservoirs may also result in the need to shut down some facilities or parts of our network in order to conduct repairs. Such failures and shutdowns may limit our ability to supply water in sufficient quantities to our customers and to meet the water and wastewater delivery requirements prescribed by governmental regulators, including state PUCs with jurisdiction over our operations, and adversely affect our financial condition, results of operations, cash flow, liquidity and reputation. Any business interruption or other losses might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Contamination of our sources of water could result in service interruptions and human exposure to hazardous substances and subject our subsidiaries to civil or criminal enforcement actions, private litigation and clean-up obligations.

Our water supplies are subject to contamination, including contamination from naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from man-made sources, such as perchlorate and methyl tertiary butyl ether (MTBE), and possible terrorist attacks. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the supply of water from another water source, including, in some cases, through the purchase of water from a third-party supplier. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply in a cost-effective manner, our financial condition, results of operations, cash flow, liquidity and reputation may be adversely affected. We might not be able to recover costs associated with treating or decontaminating water supplies through rates, or such recovery may not occur in a timely manner. Moreover, we could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in our drinking water supplies.

Our liquidity and earnings could be adversely affected by increases in our production costs, including the cost of chemicals, electricity, fuel or other significant materials used in the water and wastewater treatment process.

We incur significant production costs in connection with the delivery of our water and wastewater services. Our production costs are driven by inputs such as chemicals used to treat water and wastewater as well as electricity and fuel, which are used to operate pumps and other equipment used in water treatment and delivery and wastewater collection, treatment and disposal. We also incur production costs for waste disposal. For 2006, production costs accounted for 14.4% of our total operating costs. These costs can and do increase unexpectedly and in substantial amounts, as occurred in California during 2001 when the cost of electricity rose substantially.

Our Regulated Businesses might not be able to recover increases in the costs of chemicals, electricity, fuel, other significant inputs or waste disposal through rates, or such recovery may not occur in a timely manner. Our Non-Regulated Businesses may not be able to recover these costs in contract prices or other terms. The inability to recover these higher costs can affect our financial condition, results of operations, cash flow and liquidity.

Our reliance on third-party suppliers poses significant risks to our business and prospects.

We contract with third parties for goods and services that are essential to our operations, such as maintenance services, pipes, chemicals, electricity, water, gasoline, diesel and other materials. We are subject to substantial risks because of our reliance on these suppliers. For example:

•	our suppliers may not provide raw materials that meet our specifications in sufficient quantities;

•	our suppliers may provide us with water that does not meet applicable quality standards or is contaminated;

•	our suppliers may face production delays due to natural disasters or strikes, lock-outs or other such actions;

•	one or more suppliers could make strategic changes in the lines of products and services they offer; and

•

some of our suppliers are small companies which are more likely to experience financial and operational difficulties than larger, well-established companies, because of their limited financial and other resources.

As a result of any of these factors, we may be required to find alternative suppliers for the raw materials and services on which we rely. Accordingly, we may experience delays in obtaining appropriate raw materials and services on a timely basis and in sufficient quantities from such alternative suppliers at a reasonable price, which could interrupt services to our customers and adversely affect our revenues, financial condition, results of operations, cash flow and liquidity.

Risks associated with potential acquisitions or investments may adversely affect us.

We will continue to seek to acquire or invest in additional regulated water or wastewater systems, including by acquiring systems in markets in the United States, where we do not currently operate our Regulated Businesses, and through tuck-ins. We will also continue to seek to enter into public/private partnerships, including O&M, military and design, build and operate, which we refer to as DBO, contracts and services that complement our businesses. These transactions may result in:

•	incurrence of debt and contingent liabilities;

•	failure to have or to maintain effective internal control over financial reporting;

•	fluctuations in quarterly results;

•	exposure to unknown risk and liabilities, such as environmental liabilities; and

•	other acquisition-related expenses.

We may also experience difficulty in obtaining required regulatory approvals for acquisitions, and any regulatory approvals we obtain may require us to agree to costly and restrictive conditions imposed by regulators. Future sales of our common stock by RWE, as well as the restrictions in the registration rights agreement to be entered into with RWE, may make it more difficult or costly for us to raise additional equity to fund an acquisition or to issue shares as consideration in connection with an acquisition. We may not identify all significant risks when conducting due diligence for the transaction, and we could be exposed to potential liabilities for which we will not be indemnified. There may be difficulties integrating new businesses, including bringing newly acquired businesses up to the necessary level of regulatory compliance. The demands of identifying and transitioning newly acquired businesses or pursuing investment opportunities may also divert management’s attention from other business concerns and otherwise disrupt our business. Any of these risks may adversely affect our financial condition, results of operations and cash flows.

We have recorded a significant amount of goodwill, and we may never realize the full value of our intangible assets causing us to record impairments that may negatively affect our results of operations.

Our total assets include substantial goodwill. At September 30, 2007, our goodwill totaled $2,719.6 million. The goodwill is associated primarily with the acquisition of American Water by an affiliate of RWE in 2003 and the acquisition of E’Town Corporation in 2001, representing the excess of the purchase price the purchaser paid over the fair value of the net tangible and intangible assets acquired. Goodwill is recorded at fair value on the date of an acquisition and, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, is reviewed annually or more frequently if changes in circumstances indicate the carrying value may not be recoverable. Annual impairment reviews are performed in the fourth quarter. We have been required to reflect, as required by SFAS No. 142 and other applicable accounting rules, a non-cash charge to operating results for goodwill impairment in the amounts of $192.9 million in 2004, $396.3 million in 2005 and $227.8 million in 2006. These amounts include impairments relating to discontinued operations.

Our annual goodwill impairment test is conducted during the fourth quarter. We have processes to monitor for interim triggering events. During the third quarter of 2007, as a result of our debt being placed on review for a possible downgrade and the proposed RWE Divestiture, management determined at that time that it was appropriate to update its valuation analysis before the next scheduled annual test.

Based on this assessment, we performed an interim impairment test and recorded an impairment charge to goodwill of our Regulated Businesses in the amount of $243.3 million in the third quarter of 2007. The decline was primarily due to a slightly lower long-term earnings forecast caused by updated customer demand and usage expectations and expectations for timing of capital expenditures and rate recovery.

We have not completed our annual goodwill impairment test for 2007. However, based upon preliminary indications, we expect to record an additional goodwill impairment charge to the Regulated Businesses reporting unit in an amount ranging from $250.0 million to $300.0 million during the fourth quarter of 2007. We determined that an impairment had occurred based upon new information regarding our market value. We incorporated this indicated market value into our valuation methodology and, based on preliminary results, believe an additional impairment to our carrying value is needed.

We may be required to recognize additional impairments in the future, depending on, among other factors, a decline over a period of time in the valuation multiples of comparable water utilities, a decline in the market value of our common stock and its value relative to our book equity at the consummation of this offering or a decline over a period of time of our stock price following the consummation of this offering. A decline in our forecasted results in our business plan, such as changes in rate case results or capital investment budgets or changes in our interest rates may also result in an incremental impairment charge. Further recognition of impairments of a significant portion of goodwill would negatively affect our results of operations and total capitalization, the effect of which could be material and could make it more difficult for us to secure financing on attractive terms and maintain compliance with our debt covenants.

Our Regulated Businesses compete with other regulated utilities, as well as strategic and financial buyers, for acquisition opportunities, which may hinder our ability to grow our business.

We compete with other regulated utilities, as well as strategic and financial buyers, for acquisition opportunities, including tuck-ins. Our competitors may impede our growth by purchasing water utilities near our existing operations, thereby preventing us from acquiring them. Competing utilities and strategic and financial buyers have challenged, and may in the future challenge, our applications for new service territories. Our growth could be hindered if we are not able to compete effectively for new territories with other companies or strategic and financial buyers that have lower costs of operations or that can submit more attractive bids.

The assets of our Regulated Businesses are subject to condemnation through eminent domain.

Municipalities and other government subdivisions have historically been involved in the provision of water and wastewater services in the United States, and organized movements may arise from time to time in one or more of the service areas in which our Regulated Businesses operate to convert our assets to public ownership and operation through the governmental power of eminent domain. Should a municipality or other government subdivision seek to acquire our assets through eminent domain, we may resist the acquisition. Contesting an exercise of condemnation through eminent domain may result in costly legal proceedings and may divert the attention of the affected Regulated Business’s management from the operation of its business.

The last sale of one of our water and wastewater systems under threat of condemnation occurred in 2003 in California. On March 1, 2007, our subsidiary, California American Water Company, was served by the San Lorenzo Valley Water District with court papers seeking to condemn our water and wastewater system in Felton, California, which serves approximately 1,300 customers. While we are contesting the condemnation, we might not prevail. If a municipality or other government subdivision succeeds in acquiring the assets of one or more of our Regulated Businesses through eminent domain, there is a risk that we will not receive adequate compensation for the business, that we will not be able to keep the compensation, or that we will not be able to divest the business without incurring significant one-time charges.

In order to consummate the proposed RWE Divestiture, we and RWE were required to obtain approvals from thirteen state PUCs. There can be no guarantee that some state PUC approvals already granted to us will not be appealed, withdrawn, modified or stayed.

To consummate the proposed RWE Divestiture, we and RWE obtained regulatory approvals from state PUCs in 13 states. The state PUC approval in Illinois has been appealed, and there can be no guarantee that the state PUC approval in Illinois will not be overturned. Moreover, some of our existing state PUC approvals may be withdrawn or altered in the future by the state PUCs since they retain authority to withdraw or modify their prior decisions. There also can be no guarantee that, in conjunction with an appeal or otherwise, a stay or other form of injunctive relief will not be granted by a state PUC or reviewing court.

In addition, two of the regulatory approvals that we and RWE obtained expire 24 months from the date of effectiveness of this registration statement and another approval expires 36 months from that date. If RWE does not fully divest its ownership of American Water within 24 or 36 months of the effectiveness of this registration statement, then we and RWE may be required to seek an extension of such approvals, as applicable, which process may result in delays, costs and the imposition of additional conditions on us or on RWE.

In order to obtain the state PUC approvals to consummate the proposed RWE Divestiture we were required to accept certain conditions and restrictions that could increase our costs.

Some of the regulatory approvals contain conditions and restrictions, including reporting obligations; obligations to maintain appropriate credit worthiness; restrictions on changes of control, prohibitions on the pass-through of our initial Sarbanes-Oxley Act compliance costs; prohibitions on the pass-through of costs of the Transactions; service quality and staffing level requirements; and the maintenance of specific collective bargaining agreements and retirement and certain other post employment benefit programs. These conditions and restrictions could increase our costs and adversely affect our business.

Our Non-Regulated Businesses, through American Water (excluding its regulated subsidiaries), provide performance guarantees and other forms of financial security to our public-sector clients that could be claimed by our clients or potential clients if we do not meet certain obligations.

Under the terms of some of our indebtedness and some of our agreements with the municipalities and other governmental entities, which we serve pursuant to O&M contracts, American Water (excluding its regulated subsidiaries) provides guarantees of the performance of our Non-Regulated Businesses, including financial guarantees or deposits to ensure performance of certain obligations. At September 30, 2007, we had guarantees and deposits totaling approximately $511.6 million, and this amount is likely to increase if our Non-Regulated Businesses grow. The presence of these contingent liabilities on our balance sheet may adversely affect our financial condition and make it more difficult for us to secure financing on attractive terms. In addition, if the obligor on the guaranteed instrument fails to perform certain obligations to the satisfaction of the party that holds the guarantee, that party may seek to enforce the guarantee against us or proceed against the deposit. In that event, our financial condition, results of operations, cash flow and liquidity could be adversely affected.

We operate a number of water and wastewater systems under O&M contracts and face the risk that the owners of those systems may fail to maintain those systems, which will negatively affect us as the operators of the systems.

We operate a number of water and wastewater systems under O&M contracts. Pursuant to these contracts, we operate the system according to the standards set forth in the applicable contract, where it is generally the responsibility of the owner to undertake capital improvements. In some cases, we may not be able to convince the owner to make needed improvements in order to maintain compliance with applicable regulations. Although violations and fines incurred by water and wastewater systems may be the responsibility of the owner of the system under these contracts, those non-compliance events may reflect poorly on us as the operator of the system and damage our reputation, and in some cases, may result in liability to the same extent as if we were the owner.

Our Non-Regulated Businesses are party to long-term contracts to operate and maintain water and wastewater systems under which we may incur costs in excess of payments received.

Some of our Non-Regulated Businesses enter into long-term contracts pursuant to which they agree to operate and maintain a municipality’s or other party’s water or wastewater treatment and delivery facilities in exchange for an annual fee. Our Non-Regulated Businesses are generally subject to the risk that costs associated with operating and maintaining the facilities may exceed the fees received from the municipality or other contracting party. In addition, directly or through our non-regulated subsidiaries, we often guarantee our Non-Regulated Businesses’ obligations under those contracts. Losses under these contracts or guarantees may adversely affect our financial condition, results of operations, cash flow and liquidity.

We rely on our IT systems to assist with the management of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business.

Our IT systems are an integral part of our business, and a serious disruption of our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business and competitive position to suffer and cause our results of operations to be reduced. We depend on our IT systems to bill customers, process orders, provide customer service, manage construction projects, manage our financial records, track assets, remotely monitor certain of our plants and facilities and manage human resources, inventory and accounts receivable collections. Our IT systems also allow us to purchase products from our suppliers and bill customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of customer data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	hurricanes, fires, floods, earthquakes and other natural disasters.

Such damages or interruptions may result in physical and electronic loss of customer or financial data, security breaches, misappropriation and similar events.

In addition, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our business and we might lack sufficient resources to make the necessary investments in technology to allow us to continue to operate at our current level of efficiency.

Our indebtedness could affect our business adversely and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of September 30, 2007, after giving effect to the Transactions, our pro forma indebtedness (including preferred stock with mandatory redemption requirements) was $4,999.8 million, and our working capital, defined as current assets less current liabilities, was in a deficit position. Our indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital or capital expenditures;

•	exposing us to interest rate risk with respect to the portion of our indebtedness that bears interest at a variable rate;

•	limiting our ability to pay dividends on our common stock or make payments in connection with our other obligations;

•

likely requiring that a portion of our cash flow from operations be dedicated to the payment of the principal of and interest on our debt, thereby reducing funds available for future operations, acquisitions, dividends on our common stock or capital expenditures;

•	limiting our ability to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions; and

•	placing us at a competitive disadvantage compared to those of our competitors that have less debt.

In order to meet our capital expenditure needs, we may be required to make additional borrowings under our credit facilities or be required to issue new debt securities in the capital markets. We can provide no assurances that we will be able to access the debt capital markets or do so on favorable terms. If new debt is added to our current debt levels, the related risks we now face could intensify limiting our ability to refinance existing debt on favorable terms.

We will depend primarily on operations to fund our expenses and to pay the principal and interest on our outstanding debt. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic, competitive, legislative, regulatory and other factors beyond our control. If we do not have enough money to pay the principal and interest on our outstanding debt, we may be required to refinance all or part of our existing debt, sell assets, borrow additional funds or sell additional equity. If our business does not generate sufficient cash flow from operations or if we are unable to incur indebtedness sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to changes in our business that would prevent us from maintaining or increasing our business and cause our operating results and prospects to be affected adversely.

Our failure to comply with restrictive covenants under our credit facilities could trigger prepayment obligations.

Our failure to comply with the restrictive covenants under our credit facilities could result in an event of default, which, if not cured or waived, could result in us being required to repay or refinance (on less favorable terms) these borrowings before their due date. If we are forced to repay or refinance (on less favorable terms) these borrowings, our results of operations and financial condition could be adversely affected by increased costs and rates. In 2007, we were not in compliance with reporting covenants contained in some of the debt agreements of our subsidiaries. Such defaults under the reporting covenants were caused by our delay in producing our quarterly and audited annual consolidated financial statements. We have obtained all necessary waivers under the agreements. We can provide no assurance that we will comply in the future with all our reporting covenants and will not face an event of default under our debt agreements, or that such default will be cured or waived.

Work stoppages and other labor relations matters could adversely affect our results of operations.

Currently, approximately 3,600 employees, or approximately 52% of our total workforce, are unionized and represented by 18 different unions. Approximately one-third of our 75 union collective bargaining agreements expire annually, with 18 agreements covering 759 employees scheduled to expire before the end of 2008. We might not be able to renegotiate labor contracts on terms that are favorable to us and negotiations or dispute resolutions undertaken in connection with our labor contracts could be delayed or become subject to the risk of labor actions or work stoppages. Labor actions, work stoppages or the threat of work stoppages and our failure to obtain favorable labor contract terms during renegotiations may all adversely affect our financial condition, results of operations, cash flow and liquidity.

We currently have material weaknesses in internal control over financial reporting. If we fail to remedy our material weaknesses or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately or on a timely basis. Any inability to report and file our financial results in an accurate and timely manner could harm our business and adversely impact the trading price of our common stock.

After the consummation of this offering, we will become a public company. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules and regulations that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, which will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. However, since 2003, we have been an indirect wholly owned subsidiary of RWE, a stock corporation incorporated in the Federal Republic of Germany, and were not required to maintain a system of internal control consistent with the requirements of the SEC and the Sarbanes-Oxley Act, nor to prepare our own financial statements. As a public reporting company, we will be required, among other things, to maintain a system of effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner, and also to evaluate and report on such system of internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements as of December 31, 2006, we and our independent registered public accountants have identified the following material weaknesses in our internal control over financial reporting:

•	Inadequate internal staffing and skills;

•	Inadequate controls over financial reporting processes;

•	Inadequate controls over month-end closing processes, including account reconciliations;

•	Inadequate controls over maintenance of contracts and agreements;

•	Inadequate controls over segregation of duties and restriction of access to key accounting applications; and

•	Inadequate controls over tax accounting and accruals.

We will need to allocate additional resources to enhance the quality of our staff and to remediate the deficiencies in our internal controls listed above.

Each of these weaknesses could result in a material misstatement of our annual or interim consolidated financial statements. Moreover, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, any of which may subject us to additional regulatory scrutiny, and cause future delays in filing our financial statements and periodic reports with the SEC. Any such delays in the filing of our financial statements and periodic reports may result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We believe that such misstatements or delays could negatively impact our liquidity, access to capital markets, financial condition and the market value of our common stock or cause a downgrade in the credit ratings of American Water or AWCC. These material weaknesses contributed to our inability to comply with reporting covenants in our debt agreements and those of our subsidiaries, and could hinder our ability to comply with such covenants in the future if we are not successful in remediating such weaknesses.

Risks Related to this Offering

There has been no prior public trading market for shares of our common stock since our acquisition by RWE, and an active trading market may not develop following the completion of this offering.

Since our acquisition by RWE in 2003, there has been no public market for our shares. It is likely that the initial public offering price for our shares will differ from the market price for our shares after the initial public offering. We cannot assure you that an active trading market for our shares will develop. A significant portion of our shares may not trade following the offering because RWE will own approximately         % of our shares after the offering (or approximately         % of our shares if the underwriters’ option to purchase additional shares is exercised in full). If no trading market develops, securities analysts may not initiate or maintain research coverage of us, which could further depress the market for our shares. The price of our shares could decline if one or more equity analysts downgrade our shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. As a result, investors may not be able to sell their shares at or above the initial public offering price or at the time that they would like to sell.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The initial public offering price for the shares of common stock being sold in this offering will be determined by negotiations between the representatives of the underwriters and the selling stockholder and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors, including broad market fluctuations. Some specific factors that may have a significant effect on the market price of our common stock include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us, the selling stockholder or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the water services industry generally.

There has not been a public market for our common stock since our acquisition by RWE in 2003. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of our shares, or the perception by the market that future sales of our shares may occur, could depress the market price of our common stock.

Future sales, or the perception of the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate. As of December 31, 2007, there were 160.0 million shares of our common stock outstanding.

The shares of common stock sold by RWE in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining              shares of common stock owned by RWE will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 and the lock-up provisions described below. RWE has certain registration rights with respect to the common stock that they will retain following this offering and, subject to the lock-up provisions described in this prospectus, intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions.

In addition, subsequent to this offering, we intend to make an offering of equity units. Each equity unit will have a stated amount of $50 and will consist of a contract obligating the purchaser to purchase shares of common stock and a portion of a fixed rate senior note. The equity units will be effectively exchangeable into up to              freely tradable shares of our common stock on the third anniversary of that offering. Following the consummation of this offering, we intend to grant              restricted stock units and              stock options under our 2007 Omnibus Equity Compensation Plan, and are considering establishing an employee stock purchase plan, for which we would reserve              shares of our common stock to be issued and sold thereunder.

We, our executive officers and directors and the selling stockholder have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares or engage in any hedging transactions without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, all of the              shares of our common stock held by our executive officers and directors and by the selling stockholder will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144.

We expect to pursue issuances of our common stock in order to meet our capital expenditure needs. We may also issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. The number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. To the extent such shares or other securities are issued in private transactions, we may also grant registration rights covering those shares or other securities. In connection with any such acquisitions and investments any additional capital raised through the sale of our equity securities may dilute your percentage ownership in us. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

You may never receive dividends on your investment in our common stock, which may limit your returns.

We will pay regular quarterly cash dividends on our common stock. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends”. However, you may not receive dividends in the intended amounts, or at all, as a result of the following factors:

•	we are not legally or contractually required to pay dividends;

•	we may modify or revoke our policy to pay a regular quarterly dividend at any time;

•

even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors, and any future dividends with respect to shares of our common stock will depend on, among other things, our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints, management’s assessment of our ability to fund capital expenditures through debt and equity offerings and other factors deemed relevant by our board of directors;

•

some of our debt agreements restrict our ability, subject to specified exceptions, to pay dividends, and our ability to pay dividends may be subject to restrictions imposed by agreements governing our future indebtedness. See “Description of Certain Indebtedness;”

•

our ability to pay dividends will depend on our ability to generate cash flow from operations in the future. This ability, to an extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. In addition, we are a holding company with no substantial assets. Because substantially all of our operations are conducted through our subsidiaries, we will not be able to pay dividends unless we receive sufficient cash distributions from our operating subsidiaries. We cannot assure you that our operating subsidiaries will generate sufficient cash flow from operations, or have sufficient surplus or net profits to make cash contributions to us in an amount sufficient to enable us to pay dividends. Even if these amounts are sufficient, our operating subsidiaries are subject to regulation by applicable state PUCs which may limit their ability to pay distributions to us, and the amount of dividends our subsidiaries may distribute is restricted by the agreements governing their indebtedness; and

•	the amount of dividends we may distribute is subject to Delaware law restrictions.

If we do not have sufficient cash to fund dividend payments, we would either reduce or eliminate dividends or rely on cash provided by financing activities to fund dividend payments, and such financing may or may not be available.

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters, and its interests may conflict with or differ from your interests as a stockholder.

Upon the consummation of this offering, RWE will own approximately     % of our common stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). As a result, RWE effectively will be able to significantly influence the outcome on virtually all matters submitted to a vote of our stockholders, including the election of directors. So long as RWE continues to own a significant portion of the outstanding shares of our common stock, it will continue to be able to significantly influence the election of our directors, subject to compliance with applicable NYSE requirements, our decisions, policies, management and affairs and corporate actions requiring stockholder approval, including the approval of transactions involving a change in control. The interests of RWE and its affiliates may not coincide with the interests of our other stockholders.

Provisions in our amended and restated certificate of incorporation, our bylaws, Delaware law and the laws of the states in which we operate may inhibit or discourage a takeover attempt and negatively affect the value of your shares.

Provisions of our charter documents, the General Corporation Law of the State of Delaware, the state in which we are organized, and the laws of the states in which we operate, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. See “Description of Capital Stock.” Upon the consummation of the offering, our amended and restated certificate of incorporation and bylaws will provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions, or may deter, delay or prevent a third party from acquiring us. These provisions will include:

•	limitations on who may call special meetings of stockholders;

•	the inability of stockholders to act by written consent;

•	advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

•

the authority of our board of directors to issue, without stockholder approval, shares of preferred stock with such terms as our board of directors may determine and to issue additional shares of our common stock.

In addition, some of the states in which we operate have enacted laws that require regulatory approval for the acquisition of “control” of regulated utilities. The threshold for a change in control is a fact specific inquiry that varies by state. For instance, in some states, any person acquiring more than 9.9% of our common stock would need the prior approval of the applicable state PUC or a determination from such state PUC that “control” has not been acquired. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring our common stock in this offering or in any other purchase of our common stock in a quantity sufficient to trigger a change in control under state law would need the prior approval of the applicable state PUC. For example, in Kentucky, KY. Rev. Stat. Ann. §278.020 requires that no person may acquire control of American Water without obtaining necessary regulatory approvals.

These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “forecast,” “outlook,” “future,” “potential,” “continue,” “may,” “can,” “should” and “could” and similar expressions. Forward-looking statements may relate to, among other things, our future financial performance, our growth strategies, our ability to repay debt, our ability to finance current operations and growth initiatives, trends in our industry, regulatory or legal developments or rate adjustments.

Forward-looking statements are predictions based on our current expectations and assumptions regarding future events. They are not guarantees of any outcomes, financial results or levels of performance, and you are cautioned not to place undue reliance upon them. These forward-looking statements are subject to a number of risks and uncertainties, and new risks and uncertainties of which we are not currently aware or which we do not currently perceive may arise in the future from time to time. Should any of these risks or uncertainties materialize, or should any of our expectations or assumptions prove incorrect, then our results may vary materially from those discussed in the forward-looking statements herein. Factors that could cause actual results to differ from those discussed in forward-looking statements include, but are not limited to, the factors discussed under the caption “Risk Factors” and the following factors:

•	weather conditions, patterns or events, including drought or abnormally high rainfall;

•	changes in general economic, business and financial market conditions;

•	changes in laws, governmental regulations and policies, including environmental, health and water quality and public utility regulations and policies;

•	the decisions of governmental and regulatory bodies, including decisions to raise or lower rates;

•	the timeliness of regulatory commissions’ actions concerning rates;

•	migration into or out of our service territories;

•	our ability to obtain permits for expansion projects;

•	changes in customer demand for, and patterns of use of, water, such as may result from conservation efforts;

•	the availability of adequate and cost-effective supplies of chemicals, electricity, fuel, water and other raw materials that are needed for our operations;

•	our ability to successfully acquire and integrate water and wastewater systems that are complementary to our operations and the growth of our business;

•	our ability to manage the expansion of our business;

•	our ability to control operating expenses and to achieve efficiencies in our operations;

•	access to sufficient capital on satisfactory terms;

•	fluctuations in interest rates;

•	restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends;

•	changes in our credit rating;

•	changes in capital requirements;

•	the incurrence of impairment charges;

•	difficulty in obtaining insurance at acceptable rates and on acceptable terms and conditions;

•	ability to retain and attract qualified employees;

•	cost overruns relating to improvements or the expansion of our operations; and

•	civil disturbance or terrorist threats or acts or public apprehension about future disturbances or terrorist threats or acts.

Any forward-looking statements we make speak only as of the date of this prospectus. Except as required by law, we do not have any obligation, and we specifically disclaim any undertaking or intention, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning the water and wastewater industry, its segments and related markets and our general expectations concerning such industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research and on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. We have estimated the number of people served by our water and wastewater systems (i) by multiplying the number of residential water and wastewater connections by average people per household based on 2000 United States Census data by state (average people per household varies by state but is generally between 2.4 to 3.0 individuals per household); (ii) by adjusting for weather fluctuations, for some other customer classes, including commercial customers, and for bulk water sales and (iii) by reconciling drinking water and wastewater connections to avoid double counting population served where the same user has both drinking water and wastewater service. In some instances, population estimates for our Non-Regulated Businesses are based on either (i) specific population estimates from the client or (ii) population estimates based on the average volume of water processed by the applicable facilities. While we are not aware of any misstatements regarding the industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. For information about the selling stockholder, see “Principal and Selling Stockholder.” We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

DIVIDEND POLICY

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, to distribute to our stockholders a portion of our net cash provided by operating activities as regular quarterly dividends, rather than retaining that cash for other purposes.

Our cash dividend policy reflects our basic judgment that it is in the best interest of our stockholders to distribute to them a portion of the cash generated by our business. In order to fund construction expenditures, acquisitions (including tuck-in acquisitions) and principal and interest payments on our indebtedness, and pay dividends at the level currently anticipated under our dividend policy, we expect that we will need additional financing from external sources. In our judgment, our dividend policy, which is consistent with utility industry practice, will enable us to attract financing required to fund capital expenditures and acquisitions.

Upon the completion of this offering, we intend to declare an initial quarterly dividend of $0.20 per share per quarter or $0.80 per share per year, to be paid no later than 75 days after the end of each fiscal quarter (beginning with the first full fiscal quarter ending after the consummation of this offering), for at least the first four quarters following the consummation of this offering, which we refer to as the initial four quarters. In addition, we intend to pay a one-time dividend of $     per share (representing the pro rata portion of the expected initial dividend for the remaining period of the quarter following the consummation of this offering) on or about         , 2008 to stockholders of record on             , 2008. The quarterly and annual average aggregate dividend amounts for the initial four quarters would be $32.1 million and $128.6 million, respectively. The aggregate dividend amounts are based upon the estimated average 160.7 million shares outstanding after this offering during the initial four quarters.

We intend to pay dividends every March, June, September and December of each fiscal year to holders of record approximately 15 days prior to the distribution date. Since the dividends on our common stock will not be cumulative, only declared dividends will be paid.

From 2003 to 2007, inclusive, because we were not a public company, we did not pay dividends on our common stock. However, American Water, prior to its acquisition by RWE in 2003, paid dividends to common stockholders in each of the years since it became publicly traded in 1947.

For further information about our dividend policy and our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends” and “Risk Factors—Risks Related to Our Industry and Business—Our Regulated Business require significant capital expenditures to maintain infrastructure and expand our rate base and may suffer if we fail to secure appropriate funding to make investments, or if we suffer delays in completing major capital expenditure programs” and “Risk Factors—Risks Related to this Offering—You may never receive dividends on your investment in our common stock, which may limit your returns.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 on an actual basis and on a pro forma basis to give effect to the Transactions as if they had occurred on September 30, 2007.

You should read this table in conjunction with, and this table is qualified in its entirety by reference to, the sections in this prospectus entitled “Summary Historical Consolidated and Unaudited Pro Forma Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2007
	(In thousands)
	Historical	Pro forma
Cash and cash equivalents	$151,259	$102,233

Short-term debt
RWE notes(1)	141,000	—
Short-term debt(2)(3)	5,000	154,000

Total short-term debt	146,000	154,000

Long-term debt of AWCC
Private activity bonds and government funded debt	86,860	86,860
Senior notes	1,212,000	1,212,000
RWE redemption notes(2)	1,750,000	—
New senior notes(4)	—	1,500,000
RWE notes(5)	65,000	—

Long-term debt of other subsidiaries
Private activity bonds and government funded debt	1,118,314	1,118,314
Mortgage bonds	772,840	772,840
Senior notes	53,500	53,500
Redeemable preferred stock at redemption value(6)	24,722	24,722
Notes payable and other	3,807	3,807
Unamortized debt discount, net	73,732	73,732

Total long-term debt	5,160,775	4,845,775

Total debt	5,306,775	4,999,775

Equity
Common stockholders’ equity	4,510,568	4,777,078
Preferred stock without mandatory redemption requirements	4,568	4,568

Total equity	4,515,136	4,781,646

Total capitalization including short-term debt and current portion of long-term debt	$9,821,911	$9,781,421

(1)	In connection with the Refinancing, on October 22, 2007 we repaid $141.0 million of short-term indebtedness owed to RWE.

(2)	In connection with the Refinancing, on October 22, 2007 we repaid $1,286.0 million of the RWE redemption notes and in December 2007 we used the net proceeds from the issuance of $415.0 million of commercial paper and $49.0 million of excess cash to repay the remaining $464.0 million of RWE redemption notes.

(3)	In connection with the Refinancing, on December 21, 2007 we repaid $266.0 million of commercial paper.

(4)	In connection with the Refinancing, on October 22, 2007 AWCC issued $1,500.0 million of new senior notes.

(5)	In connection with the Refinancing, on October 22, 2007 we repaid $65.0 million of long-term indebtedness owed to RWE.

(6)	Includes current portion of redeemable preferred stock and the unamortized debt discount attributable to preferred stock of $0.4 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information have been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of American Water appearing elsewhere in this prospectus. See the explanatory note to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations give effect to the Transactions as if they had occurred on January 1, 2006. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions (other than the non-cash equity contributions to the Company by RWE, which are each reflected in the historical balance sheet) as if they had occurred on September 30, 2007. The Transactions consist of the following:

•	The Merger, comprising:

•	The merger of Thames US Holdings into American Water with American Water being the surviving entity.

•	The Refinancing, comprising:

•

The non-cash equity contribution to the Company by RWE of $1,194.5 million of debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of debt of our subsidiaries held by RWE on March 29, 2007 and the $550.0 million cash equity contribution to the Company by RWE on March 29, 2007, which was used to pay down $232.5 million of short-term debt and the remainder used for general working capital purposes;

•	The $1,750.0 million issuance of RWE redemption notes on September 20, 2007, which was used to fund the early redemption of $1,750.0 million of preferred stock held by RWE;

•

The issuance of approximately $1,500.0 million aggregate principal amount of new senior notes, less issuance costs of $11.7 million on October 22, 2007, which resulted in the repayment of $1,286.0 million aggregate principal amount of RWE redemption notes and $206.0 million of RWE notes;

•	The $8.6 million gain (after tax gains of $5.2 million, net of $3.4 million of tax) on early repayment of RWE notes;

•

The issuance of $415.0 million of commercial paper to fund the partial repayment of approximately $464.0 million of RWE redemption notes with the balance of $49.0 million of the RWE redemption notes repaid with excess cash; and

•	The cash equity contribution to the Company by RWE of $266.0 million on December 21, 2007, which was used to pay down commercial paper.

•	The 160,000-for-1 split of common stock effected on November 7, 2007.

The unaudited pro forma condensed consolidated statement of operations adjustments and financial information do not include the $150.0 million equity contribution from RWE on September 27, 2007.

Upon completion of this offering the Company expects to pay approximately $2.8 million in completion bonuses to various key members of management. As of September 30, 2007, approximately $2.5 million has been accrued as a portion of the completion bonuses are not contingent on the successful completion of the offering and may be paid as cash bonuses. The unaccrued portion of the completion bonuses has not been reflected in the unaudited pro forma condensed consolidated financial information.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma adjustments and financial information:

•	are based upon available information and certain assumptions that we believe are reasonable under the circumstances;

•	are presented for informational purposes only;

•	do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the dates indicated; and

•	do not purport to project our results of operations or financial condition for any future period or as of any future date.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2006

	Historical	Pro forma adjustments		Pro forma
	(In thousands except per share data)
Operating revenues	$2,093,067	$—		$2,093,067
Operating expenses
Operation and maintenance	1,174,544	1,700	(A)	1,176,244
Depreciation and amortization	259,181	—		259,181
General taxes	185,065	—		185,065
Loss (gain) on sale of assets	79	—		79
Impairment charges	221,685	—		221,685

Total operating expenses, net	1,840,554	1,700		1,842,254

Operating income (loss)	252,513	(1,700)		250,813

Other income (deductions)
Interest	(365,970)	11,685	(B)	(280,629)
		74,676	(C)
		(1,020	)(D)
Amortization of debt expense	(5,062)	(671	)(B)	(5,733)
Other, net	9,581	—		9,581

Total other income (deductions)	(361,451)	84,670		(276,781)

Income (loss) from continuing operations before income taxes	(108,938)	82,970		(25,968)
Provision for income taxes	46,912	32,814	(E)	79,726

Income (loss) from continuing operations	$(155,850)	$50,156		$(105,694)

Unaudited pro forma earnings per share:
Basic	$(0.97)			$(0.66)

Diluted	$(0.97)			$(0.66)

Weighted average shares used in calculating earnings per share:
Basic	160,000		(F)	160,000

Diluted	160,000		(G)	160,000

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2007

	Historical	Pro forma adjustments		Pro forma
	(In thousands except per share data)

Operating revenues	$1,660,394	$—		$1,660,394
Operating expenses
Operation and maintenance	910,304	765	(A)	911,069
Depreciation and amortization	202,463	—		202,463
General taxes	140,910	—		140,910
Loss (gain) on sale of assets	(6,821)	—		(6,821)
Impairment charges	243,345	—		243,345

Total operating expenses, net	1,490,201	765		1,490,966

Operating income (loss)	170,193	(765)		169,428

Other income (deductions)
Interest	(211,709)	8,687	(B)	(199,352)
		4,116	(C)
		(446	)(D)
Amortization of debt expense	(3,624)	(503	)(B)	(4,127)
Other, net	11,532	—		11,532

Total other income (deductions)	(203,801)	11,854		(191,947)

Income (loss) from continuing operations before income taxes	(33,608)	11,089		(22,519)
Provision for income taxes	74,095	4,387	(E)	78,482

Income (loss) from continuing operations	$(107,703)	$6,702		$(101,001)

Unaudited pro forma earnings per share:
Basic	$(0.67)			$(0.63)

Diluted	$(0.67)			$(0.63)

Weighted average shares used in calculating earnings per share:
Basic	160,000		(F)	160,000

Diluted	160,000		(G)	160,000

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 30, 2007

	Historical	Pro forma adjustments		Pro forma
	(in thousands, except per share data)
ASSETS
Property, plant and equipment
Utility plant—at original cost, net of accumulated depreciation	$8,940,131	$—		$8,940,131
Nonutility property, net of accumulated depreciation	111,995	—		111,995

Total property, plant and equipment	9,052,126	—		9,052,126

Current assets
Cash and cash equivalents	151,259	(49,026	)(B)(I)	102,233
Other current assets	465,491	—		465,491

Total current assets	616,750	(49,026)		567,724

Regulatory and other long-term assets
Goodwill	2,719,634	—		2,719,634
Other regulatory and other long-term assets	701,327	11,656	(H)	712,983

Total regulatory and other long-term assets	3,420,961	11,656		3,432,617

TOTAL ASSETS	$13,089,837	$(37,370)		$13,052,467

CAPITALIZATION & LIABILITIES
Capitalization
Common stockholders’ equity	$4,510,568	$266,000 510	(B) (J)	$4,777,078
Preferred stock without mandatory redemption requirements	4,568	—		4,568
Long-term debt
Long-term debt	5,030,201	(1,750,000	)(I)	3,215,201
		(65,000	)(I)
Redeemable preferred stock at redemption value	24,364	—		24,364
New senior notes	—	1,500,000	(B)	1,500,000

Total capitalization	9,569,701	(48,490)		9,521,211

Current liabilities
Short-term debt and current portion of long-term debt	252,210	(141,000 149,000	)(I) (B)	260,210
Other current liabilities	467,379	1,436	(E)	468,815

Total current liabilities	719,589	9,436		729,025

Total regulatory and other long-term liabilities	2,009,886	(510 3,630 (1,436	)(J) (I) )(I)	2,011,570

Contributions in aid of construction	790,661	—		790,661

TOTAL CAPITALIZATION AND LIABILITIES	$13,089,837	$(37,370)		$13,052,467

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Explanatory Note: On September 28, 2007, Thames US Holdings was merged with and into American Water, with American Water as the surviving entity. American Water is an indirect wholly owned subsidiary of RWE. The historical consolidated financial statements of American Water represent the consolidated results of the Company, formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies.

(A)	Reflects the granting of unvested stock options and restricted stock units to our employees in conjunction with this offering. The awards will be issued under the American Water 2007 Omnibus Equity Compensation Plan and will be recorded as equity awards. The awards vest over a 3-year period commencing January 1, 2007 and unvested stock options and restricted stock units are expected to vest over the three-year period based on our assessment of the probability of achieving performance conditions. The grant date value of the stock options at issuance was using the following assumptions in a Black-Scholes model: Exercise Price, Expected Term, Discount Rate, Volatility, Dividend Yield.

(B)	The sources and uses of funds in connection with the Refinancing and the related impact on interest expense related to the Transactions are summarized below, which are defined and further discussed elsewhere in this prospectus.

	Principal	Rate	Interest expense 12 months	Interest expense 9 months	Debt expense amortization 12 months	Debt expense amortization 9 months
	(in thousands)
SOURCES:
RWE redemption notes(1)	$1,750,000	5.72%	100,122	75,091
New senior notes(1)	1,500,000	6.34%	95,085	71,314
Commercial paper(1)	415,000	5.31%	22,037	16,527
RWE cash equity contribution(1)	266,000
Excess cash	49,026

Total sources	$3,980,026		$217,244	$162,932

USES:
Redeemable preferred stock(1)	$1,750,000		$(103,250)	$(77,438)
RWE redemption notes(1)	1,750,000		(100,122)	(75,091)
RWE notes(1)	202,370		(11,432)	(8,497)
Commercial paper(1)	266,000		(14,125)	(10,593)
Financing costs	11,656				$671	$503

Total	$3,980,026		(228,929)	(171,619)	671	503

Net increase (decrease)			$(11,685)	$(8,687)	$671	$503

(1)	The issuance of $1,750.0 million of RWE redemption notes on September 20, 2007 was used to fund the early redemption of $1,750.0 million of preferred stock held by RWE. The RWE redemption notes were repaid early with $1,286.0 million of the proceeds of the new senior notes, $415.0 million of commercial paper and $49.0 million of excess cash. $202.4 million of the proceeds of the new senior notes were used to fund the repayment of $206.0 million (including after tax gains of $2.2 million, net of $1.4 million of tax) of RWE notes. The cash equity contribution to the Company by RWE of $266.0 million on December 21, 2007 was used to pay down commercial paper.

(C)	Reflects the non-cash equity contribution to the Company by RWE of $1,194.5 million of debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of debt of our subsidiaries held by RWE and the $550.0 million of cash equity contribution to the Company by RWE on March 29, 2007. The cash was used to pay down $232.5 million of short-term debt with the remainder used for general working capital purposes.

The resulting reduction in interest expense is computed as follows:

	RWE Notes	RWE Notes	Revolver		Commercial Paper		Total
	(In thousands)
Principal redemption	$1,194,454	$100,000	$232,500		$232,500
Calculated effective rate	4.89%	4.00%	5.30%		5.44%		—

Reduction in interest expense for the year ended December 31, 2006	$58,353	$4,000	$12,323		—		$74,676

Reduction in interest expense for the nine months ended September 30, 2007	—	$989	—	(2)	$3,127	(1)	$4,116

(1)	Reflects actual interest accrued from January 1, 2007 to March 27, 2007.

(2)	The revolving credit facility was fully repaid as of December 31, 2006.

(D)	Reflects the amortization of the $8.6 million gain on the early extinguishment of RWE notes, which was recorded as a long term regulatory liability, over the lives of the debt tranches that were repaid.

(E)	Represents the reduction in income tax expense resulting from the Transactions at the estimated blended tax rate of 39.6%. The $1.4 million estimated tax expense on the gains from early extinguishment of debt is reflected as a current liability.

(F)	The number of common shares used to compute pro forma basic earnings per common share is 160.0 million, which is the number of shares of our common stock assumed to be outstanding upon the consummation of this offering.

(G)	The number of shares used to compute pro forma diluted earnings per share will be based on the number of shares of our common stock described in (F) above, plus the potential dilution that could occur if options and restricted stock units granted under the American Water 2007 Omnibus Equity Compensation Plan were exercised or converted into common stock. The number of shares used in computing pro forma diluted earnings per share have been adjusted to reflect restricted units and options assumed to have been issued.

(H)	Issuance costs of $11.7 million relating to the senior notes have been reflected as other assets and will be amortized over the respective terms of each of the new notes.

(I)	Reflects the repurchase of RWE notes, the issuance and repayment of the RWE redemption notes, the issuance of the new senior notes and the early redemption of preferred stock. The proceeds from the new senior notes resulted in the repayment of $206.0 million aggregate principal amount of RWE notes and the repayment of $1,286.0 million of RWE redemption notes with the remaining net proceeds to be used for general corporate purposes. The gain on the early extinguishment of RWE notes was $3.6 million, which was the difference between the book value of the RWE notes and the cash consideration required to extinguish the notes. The cash consideration required to extinguish the RWE notes is equal to the estimated fair market value of the RWE notes, which was calculated by discounting the remaining cash flows at a discount rate equal to the estimated market yield on similar debt of the issuer. The gain of $3.6 million was recorded as a long term regulatory liability and the income tax of $1.4 million has been recorded as a deferred asset. The gain of $3.6 million and the deferred tax asset of $1.4 million will be amortized over the lives of the debt tranches that were repaid.

(J)	Reflects the adjustment of the restricted stock units from liability-classified awards to equity-classified awards as of the completion of this offering resulting in a reclassification of $0.5 million of current liabilities to additional paid-in capital.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data at the dates and for the periods indicated. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial data as of December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The financial data as of September 30, 2006 and 2007 and for the nine months ended September 30, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. See footnote 1 to the table below. Operating results for the nine months ended September 30, 2006 and 2007 have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the entire fiscal year. The financial data as of and for the year ended December 31, 2002 have been derived from the consolidated financial statements of Thames Water Holdings Incorporated, which we refer to as Predecessor, the statement of operation for the year ended December 31, 2003, and the financial data as of December 31, 2003 have been derived from our historical financial statements, in each case, which are not included in this prospectus.

Our historical consolidated financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. This financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information in the section in this prospectus entitled “Summary Historical Consolidated and Unaudited Pro Forma Financial Data”, “Use of Proceeds”, “Capitalization”, “Unaudited Pro Forma Condensed Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	For the years ended December 31,					For the nine months ended September 30,

	2002(1)	2003	2004	2005	2006	2006	2007
	(Predecessor) (unaudited)	(unaudited)				(unaudited)	(unaudited)
		(in thousands, except per share data)
Statement of operations data(2):
Operating revenues	$198,835	$1,890,291	$2,017,871	$2,136,746	$2,093,067	$1,600,375	$1,660,394

Operating expenses
Operation and maintenance	99,571	1,089,071	1,121,970	1,201,566	1,174,544	866,891	910,304
Depreciation and amortization	20,659	210,588	225,260	261,364	259,181	193,422	202,463
General taxes	24,480	164,677	170,165	183,324	185,065	142,629	140,910
Loss (gain) on sale of assets(3)	—	(16,771)	(8,611)	(6,517)	79	(2,779)	(6,821)
Impairment charges	182,256	3,555	78,688	385,434	221,685	—	243,345

Total operating expenses, net	326,966	1,451,120	1,587,472	2,025,171	1,840,554	1,200,163	1,490,201

Operating income (loss)	(128,131)	439,171	430,399	111,575	252,513	400,212	170,193

Other income (deductions)
Interest	(26,734)	(280,501)	(315,944)	(345,257)	(365,970)	(278,240)	(211,709)
Amortization of debt expense	—	(3,872)	(3,377)	(4,367)	(5,062)	(3,752)	(3,624)
Other, net(4)	5,343	(52,387)	14,350	13,898	9,581	3,793	11,532

Total other income (deductions)	(21,391)	(336,760)	(304,971)	(335,726)	(361,451)	(278,199)	(203,801)

Income (loss) from continuing operations before income taxes	(149,522)	102,411	125,428	(224,151)	(108,938)	122,013	(33,608)

Provision for income taxes	8,895	60,271	66,328	50,979	46,912	50,800	74,095

Income (loss) from continuing operations	$(158,417)	$42,140	$59,100	$(275,130)	$(155,850)	$71,213	$(107,703)

Income (loss) from continuing operations per basic common share(5)	$(0.99)	$0.26	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)

Income (loss) from continuing operations per common diluted share(5)	$(0.99)	$0.26	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)

Basic weighted average common shares(5)	160,000	160,000	160,000	160,000	160,000	160,000	160,000

Diluted weighted average common shares(5)	160,000	160,000	160,000	160,000	160,000	160,000	160,000

	For the years ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(dollars in thousands, except for share and per share data)
Other data:
Cash flows provided by (used in):
Operating activities	$458,408	$525,435	$323,748	$259,923	$329,913
Investing activities	(545,903)	(530,165)	(691,438)	(449,504)	(482,950)
Financing activities	95,254	(9,049)	332,367	149,832	274,542
Construction expenditures	(546,241)	(558,446)	(688,843)	(431,361)	(512,434)

	As of December 31,					As of September 30,
	2002(1)	2003	2004	2005	2006	2007
	(Predecessor) (unaudited)	(unaudited)				(unaudited)
Balance sheet data:
Cash and cash equivalents	$24,232	$71,097	$78,856	$65,077	$29,754	$151,259
Utility plant and property, net of depreciation	772,052	7,377,195	7,754,434	8,101,769	8,605,341	8,940,131
Total assets	1,297,587	12,629,354	12,728,410	12,542,029	12,783,059	13,089,837

Other short term and long term debt	806,770	5,063,344	5,101,891	5,030,078	4,103,532	5,282,411
Redeemable preferred stock	12,000	1,787,777	1,775,224	1,774,691	1,774,475	24,364
Total debt	818,770	6,851,121	6,877,115	6,804,769	5,878,007	5,306,775
Common stockholder equity	106,229	3,198,144	3,129,555	2,804,716	3,817,397	4,510,568
Preferred stock without mandatory redemption requirements	—	5,687	4,651	4,571	4,568	4,568

(1)	Principally reflects the historical financial data of Elizabethtown Water Company.

(2)	On September 28, 2007, Thames US Holdings was merged with and into American Water, with American Water as the surviving entity. American Water is an indirect wholly owned subsidiary of RWE. The historical consolidated financial statements of American Water represent the consolidated results of the Company, formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies.

(3)	Represents primarily losses (gains) on sales of publicly traded securities and dispositions of assets not needed in utility operations.

(4)	Includes allowance for other funds used during construction, allowance for borrowed funds used during construction and preferred dividends of subsidiaries.

(5)	The number of shares used to compute income (loss) from continuing operations per basic share and income (loss) from continuing operations per diluted common share for the fiscal years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 is 160.0 million after giving effect to the 160,000-for-1 stock split on November 7, 2007. For the nine months ended September 30, 2007, there are no dilutive incremental common shares included in diluted earnings per share as all potentially dilutive instruments would be antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions will have on us. You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”

Overview

Founded in 1886, American Water is the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 7,000 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada. In 2006, we generated $2,093.1 million in total operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, and $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations, and a net loss of $162.2 million.

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. Our Regulated Businesses that provide these services are generally subject to economic regulation by state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters. Our Regulated Businesses currently provide services in 20 states and in 2006 served approximately 3.3 million customers, or connections to our water and wastewater networks. We report the results of this business in our Regulated Businesses segment. In 2006, our Regulated Businesses generated $1,854.6 million in operating revenue, prior to inter-segment eliminations, representing 88.6% of our consolidated operating revenue.

We also provide services that are not subject to economic regulation by state PUCs. Our Non-Regulated Businesses include our:

•

Contracts Operations Group, which enters into public/private partnerships, including O&M and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers;

•	Applied Water Management Group, which works with customers to design, build and operate small water and wastewater treatment plants; and

•	Homeowner Services Group, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes.

We report the results of this business in our Non-Regulated Businesses segment. In 2006, our Non-Regulated Businesses generated $248.5 million in operating revenue, prior to inter-segment eliminations.

History

Prior to being acquired by RWE in 2003, we were the largest publicly traded water utility company in the United States. In 2003, we were acquired by RWE and became a private company. Prior to the Merger, Thames US Holdings, formerly an indirect wholly owned subsidiary of RWE, was the holding company for us and our regulated and unregulated subsidiaries throughout the United States and Ontario, Canada. Our consolidated statements of operations, statements of cash flow and changes in common stockholder’s equity and comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 and consolidated balance sheets as of December 31, 2005 and 2006 and as of September 30, 2007 have been derived from the consolidated financial statements and accounting records of Thames US Holdings and its subsidiaries.

Our consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 reflect expense allocations for some central corporate functions historically provided to us by RWE, including information systems, human resources, accounting and treasury activities and legal services. These allocations reflect expenses specifically identifiable as relating to our business as well as our share of expenses allocated to us based on capital employed, capital expenditures, headcount, revenues, production volumes, fixed costs, environmental accruals or other methods management considers to be reasonable. We and RWE consider these allocations to be a reasonable reflection of our utilization of the services provided by RWE.  However, our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in our consolidated statements of operations.

The RWE acquisition resulted in certain changes in our business. For example, our operations and management were managed through Thames Water Plc, which we refer to as Thames Water, a former subsidiary of RWE. Also, we agreed not to file rate cases with some state PUCs for specified periods of time as a condition of the acquisition. All rate stay-out provisions have expired.

As a result of significantly increased costs, our inability to file rate cases and impairment charges, we recorded net losses in the amount of $64.9 million, $325.0 million and $162.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In 2005, RWE decided to divest American Water through the sale of shares in one or more public offerings. In order to become a public company once again, we have had to incur substantial initial costs, including costs associated with ensuring adequate internal control over financial reporting in order to achieve compliance with the Sarbanes-Oxley Act. These substantial initial costs are not recoverable in rates charged to our customers. See “—Our Internal Control and Remediation Initiatives.”

We performed valuations of our long-lived assets, investments and goodwill, as of December 31, 2004, 2005 and 2006. As a result of the valuation analyses, we recorded pretax charges of $216.0 million, $420.4 million and $227.8 million, including impairment charges from discontinued operations, for the years ended December 2004, 2005 and 2006, respectively. As a result, this reduced net income by $200.5 million, $388.6 million and $223.6 million in 2004, 2005 and 2006, respectively. During the third quarter of 2007, as a result of our debt being placed on review for a possible downgrade and the proposed RWE Divestiture, an interim impairment test was performed, and a pre-tax impairment charge to goodwill of $243.3 million was recorded in the third quarter of 2007.

We have not completed our annual goodwill impairment test for 2007. However, based upon preliminary indications, we expect to record an additional goodwill impairment charge to the Regulated Businesses reporting unit in an amount ranging from $250.0 million to $300.0 million during the fourth quarter of 2007. We determined that an impairment had occurred based upon new information regarding our market value. We incorporated this indicated market value into our valuation methodology and, based on preliminary results, believe an additional impairment to our carrying value is needed.

The Company estimates the fair value of our long-lived assets, investments and goodwill using available market values, discounted cash flow models from our business plan or a combination of market and discounted cash flow values. Annual impairment reviews are performed in the fourth quarter. There are a number of significant assumptions reflected in our valuation analyses. These include market interest rates used for discounting future cash flows, market value assumptions using market valuation multiples of comparable water utilities, information regarding the Company’s market value in connection with the initial public offering and revenue and operating income growth assumptions in our business plan. We base these assumptions on our best estimates of the Company’s future performance and available market information at the time. Any decline over a period of time in the valuation multiples of comparable water utilities, a decline in the market value of our common stock and its value relative to our book equity at the consummation of this offering or a decline over a period of time of our stock price following the consummation of this offering could result in additional impairments. A decline in our forecasted results in our business plan, such as changes in rate case results or capital investment budgets or an increase in interest rates, may also result in an incremental impairment charge. In accordance with GAAP, the Company reviews goodwill annually, or more frequently, if changes in circumstances indicate the carrying value may not be recoverable. See “—Critical Accounting Policies and Estimates.”

Our Internal Control and Remediation Initiatives

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. However, since 2003, we have been an indirect wholly owned subsidiary of RWE, a stock corporation organized under the laws of the Federal Republic of Germany, and were not required to maintain a system of internal control consistent with the requirements of the SEC and the Sarbanes-Oxley Act, nor to prepare our own financial statements. As a public reporting company, we will be required, among other things, to maintain a system of effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner, and also to evaluate and report on such system of internal control. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, which will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements as of December 31, 2006, we and our independent registered public accountants have identified the following material weaknesses in our internal control over financial reporting:

•	Inadequate internal staffing and skills;

•	Inadequate controls over financial reporting processes;

•	Inadequate controls over month-end closing processes, including account reconciliations;

•	Inadequate controls over maintenance of contracts and agreements;

•	Inadequate controls over segregation of duties and restriction of access to key accounting applications; and

•	Inadequate controls over tax accounting and accruals.

Since joining the Company in 2006, Donald L. Correll, our Chief Executive Officer, and Ellen C. Wolf, our Chief Financial Officer, have assigned a high priority to the evaluation and remediation of our internal controls, and have taken numerous steps to remediate these material weaknesses and to evaluate and strengthen our other internal controls over financial reporting. Some of the actions taken include:

•	Increasing our internal financial staff numbers and skill levels, and using external resources to supplement our internal staff where necessary;

•	Implementing detailed processes and procedures related to our period end financial closing processes, key accounting applications and our financial reporting processes;

•	Implementing or enhancing systems used in the financial reporting processes and month-end close processes;

•	Conducting extensive training on existing and newly developed processes and procedures as well as explaining to employees Sarbanes-Oxley Act requirements and the value of internal controls;

•	Enhancing our internal audit staff;

•	Hiring a director of internal control and a director of taxes;

•	Implementing a tracking mechanism and new policy and procedure for approval of all contracts and agreements; and

•

Retaining a nationally recognized accounting and auditing firm to assist management in developing policies and procedures surrounding internal controls over financial reporting, to evaluate and test these internal controls and to assist in the remediation of internal control deficiencies.

We have allocated significant additional resources, including the hiring of additional staff, to remediate the material weaknesses identified above. As of September 30, 2007, the Company has incurred $42.4 million to remediate these material weaknesses and to document and test key financial reporting controls. We will need to allocate additional resources to enhance the quality of our staff and to remediate these material weaknesses. As a condition to state PUC approval of the RWE Divestiture, we agreed that costs incurred in connection with our initial internal control and remediation initiatives would not be recoverable in rates charged to our customers.

Elements of our remediation activities can only be accomplished over time, and our initiatives provide no assurances that they will result in an effective internal control environment. Our board of directors, in coordination with our audit committee, will continually assess the progress and sufficiency of these initiatives and make adjustments, as necessary.

Factors Affecting Our Results of Operations

As the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served, our financial condition and results of operations are influenced by a variety of industry-wide factors, including the following:

•	economic utility regulation;

•	the need for infrastructure investment;

•	compliance with environmental, health and safety standards;

•	production costs;

•	customer growth;

•	an overall trend of declining water usage per customer; and

•	weather and seasonality.

Since our acquisition by RWE in 2003, our results of operations have also been significantly influenced by goodwill impairments.

Factors that may affect the results of operations of our Regulated Businesses’ operating performance are mitigated by state PUCs granting us appropriate rate relief that is designed to allow us to recover prudently incurred expenses and to earn an appropriate rate of return on our investment.

Economic Utility Regulation

Our subsidiaries in the states in which we operate our Regulated Businesses are generally subject to extensive economic regulation by their respective state PUCs. Although specific authority might differ from state to state, in most states, these state PUCs must approve rates, accounting treatments, long-term financing programs, significant capital expenditures and plant additions, transactions between the regulated subsidiary and affiliated entities, reorganizations and mergers and acquisitions, in many instances prior to their completion. Regulatory policies not only vary from state to state, they may change over time. These policies will affect the timing as well as the extent of recovery of expenses and the realized return on invested capital.

Our operating revenue is typically determined by reference to the volume of water supplied to a customer multiplied by a price-per-gallon set by a tariff approved by the relevant state PUC. The process to obtain approval for a change in rates, or rate case, involves filing a petition with the state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs. Rate cases and other rate-related proceedings can take several months to a year or more to complete. Therefore, there is frequently a delay, or regulatory lag, between the time one of our regulated subsidiaries makes a capital investment or incurs an operating expense increase and when those costs are reflected in rates. The management team at each of our regulated subsidiaries works to minimize regulatory lag.

Our results of operations are significantly affected by rates authorized by the state PUCs in the states in which we operate, and we are subject to risks and uncertainties associated with delayed or inadequate rate recovery. In addition to the formal rate case filings, we generate revenues through other cost recovery procedures. For example, some states in which we operate allow utility subsidiaries to recover system infrastructure replacement costs without the necessity of filing a full rate proceeding. Since infrastructure replacement is a significant element of capital expenditures made by our subsidiaries, such programs can reduce regulatory lag.

Currently, Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio have allowed the use of these infrastructure surcharges. These surcharges adjust periodically based on qualified capital expenditures being completed or anticipated in a future period. These surcharges are typically reset to zero when new base rates are effective and incorporate the costs of these infrastructure expenditures. We anticipate an increase in revenues of approximately $16.0 million in 2007, assuming constant sales volumes, as a result of these infrastructure surcharges.

Some states have permitted use of some form of forecast or forward looking test year instead of historical data to set rates. Examples of these states include Illinois, Kentucky, Ohio, New York and California. In addition, a number of states in which we operate have allowed the utility to update historical data for some changes that occur for some limited period of time subsequent to the historical test year. This allows the utility to take account of some more current costs or capital investments in the rate-setting process. Examples of these states include New Mexico, Texas, Missouri, Iowa, Virginia, Pennsylvania, Maryland, West Virginia, New Jersey and Arizona.

Another regulatory mechanism to address issues of regulatory lag includes the ability, in some circumstances, to recover in rates a return on utility plant before it is actually in service, instead of capitalizing an allowance for funds used during construction. Examples of states that have allowed such recovery include Iowa, Texas, Pennsylvania, Ohio, Kentucky and California.

The infrastructure surcharge, the forward looking test year and the allowance of a return on utility plant before it is actually in service, are examples of mechanisms that present an opportunity to limit the risks associated with regulatory lag. We employ each of these mechanisms as part of our rate case management program to ensure efficient recovery of our costs and investment and to ensure positive short-term liquidity and long-term profitability.

As a condition to our acquisition by RWE in 2003, we agreed not to file rate cases in some of the states where our Regulated Businesses operate. All rate stay-out provisions have expired. As of December 31, 2007, we are awaiting final orders for two general rate cases that were filed in 2006, requesting $10.9 million in total additional annual revenues. General rate cases filed in eight states in 2007, requesting $100.8 million in total additional annual revenues, are also pending final orders as of December 31, 2007. During 2007 we received authorizations for $145.9 million of additional annualized revenues from rates, assuming constant sales volumes. In addition, we expect to continue to receive additional revenues through infrastructure replacement surcharges. There is no assurance that the complete amount, or any portion thereof, of any requested increases will be granted.

Infrastructure Investment

The water and wastewater utility industry is highly capital intensive. Over the next five years, we estimate that Company-funded capital investment will total between $4,000 and $4,750 million. We anticipate spending between $800 and $950 million yearly on Company-funded capital investment for the foreseeable future, depending upon the timing of major capital projects. Our capital investment includes both infrastructure renewal programs, where we replace existing infrastructure, as needed, and construction of facilities to meet new customer growth. Over the next five years, we estimate we will invest approximately $1,700 million to replace aging infrastructure including mains, meters, and supply and treatment facilities. We estimate that we will invest approximately $1,300 million in facilities to serve new customer growth over this same period. In addition, we estimate that complying with water quality standards and other regulatory requirements will require approximately $750 million of investment. Projects to enhance system reliability, security and efficiency, or to meet other needs are projected to account for approximately an additional $500 million of investment over this same period.

These capital investments are needed on an ongoing basis to comply with existing and new regulations, renew aging treatment and network assets, provide capacity for new growth and enhance system reliability, security and quality of service. The need for continuous investment presents a challenge due to the potential for regulatory lag, or the delay in recovering our operating expenses and earning an appropriate rate of return on our invested capital and a return of our invested capital. Because the decisions of state PUCs and the timing of those decisions can have a significant impact on the operations and earnings of our Regulated Businesses, we maintain a rate case management program guided by the goals of obtaining efficient recovery of costs of capital and utility operation and maintenance costs, including costs incurred for compliance with environmental, health and safety and water quality regulation. As discussed above under “—Economic Utility Regulation,” we pursue methods to minimize the adverse impact of regulatory lag and have worked with state PUCs and legislatures to implement a number of approaches to achieve this result, including promoting the implementation of forms of forward-looking test years and infrastructure surcharges.

Compliance with Environmental, Health and Safety Standards

Our water and wastewater operations are subject to extensive United States federal, state and local and, in the case of our Canadian operations, Canadian laws and regulations, governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights, and the manner in which we collect, treat and discharge wastewater. These requirements include the Safe Drinking Water Act, the Clean Water Act and similar state and Canadian laws and regulations. We are also required to obtain various environmental permits from regulatory agencies for our operations. State PUCs also set conditions and standards for the water and wastewater services we deliver. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation to which our Regulated Businesses are subject.

Environmental, health and safety and water quality regulations are complex and change frequently, and the overall trend has been that they have become more stringent over time. We face the risk that as newer or stricter standards are introduced, they could increase our operating expenses. In the past, we have generally been able to recover expenses associated with compliance for environmental, health and safety standards, but this recovery is affected by regulatory lag and the corresponding uncertainties surrounding rate recovery.

Production Costs

Our water and wastewater services require significant production inputs and result in significant production costs. These costs include fuel and power, which is used to operate pumps and other equipment, purchased water and chemicals used to treat water and wastewater. We also incur production costs for waste disposal. For 2006, production costs accounted for approximately 14.4% of our total operating costs. Prices associated with these inputs impact our results of operations until rate relief is granted.

Customer Growth

Customer growth in our Regulated Businesses is driven by (i) organic population growth within our authorized service areas and (ii) by adding new customers to our regulated customer base by acquiring water and wastewater utility systems through acquisitions. Generally, we add customers through tuck-ins of small water and/or wastewater systems, typically serving fewer than 10,000 customers, in close geographic proximity to where we currently operate our Regulated Businesses. We also seek large acquisitions that allow us to acquire multiple water and wastewater utility systems in our existing markets and markets where we currently do not operate our Regulated Businesses. During 2004, 2005, and 2006, we had cash outflows of $1.6 million, $5.0 million and $12.5 million, respectively, for acquisitions of water and wastewater systems which allowed us to expand our regulated customer base. Our most recent significant acquisition was the 2002 purchase of the water and wastewater assets of Citizens Communications Company, adding approximately 300,000 customers in six states in which we had existing operations. We intend to continue to expand our regulated footprint geographically by acquiring water and wastewater systems in our existing markets and some markets in the United States where we do not currently operate our Regulated Businesses. Our experienced development team evaluates potential acquisition targets across the country, particularly in higher-growth areas. Before entering new markets, we will evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards. These acquisitions may include large acquisitions of companies that have operations in multiple markets. For further information, see “Our Business—Our Regulated Businesses—Acquisitions”.

Declining Water Usage Per Customer

Increased water conservation, including through the use of more efficient household fixtures and appliances among residential consumers, combined with declining household sizes in the United States, has contributed to a trend of declining water usage per residential customer.

The average annual change in residential water usage per customer from January 1998 through December 2006 (as a percentage of January 1998 usage) in the larger states served by our Regulated Businesses ranged from –0.76% per year in New Jersey at the low end to as high as –1.72% per year in West Virginia.

Because the characteristics of residential water use are driven by many factors, including socio-economic and other demographic characteristics of our service areas, climate, seasonal weather patterns and water rates, these declining trends vary by state and service area and change over time. The trend of declining residential water usage per customer is higher in the predominantly rural states served by our Regulated Businesses. We do not believe that the trend in any particular state or region will have a disproportionate impact on our results of operations.

Our Regulated Businesses are heavily dependent upon operating revenue generated from rates we charge to our residential customers for the volume of water they use. Declining usage will have a negative impact on our long-term operating revenues if we are unable to secure rate increases or to grow our residential customer base to the extent necessary to offset the residential usage decline.

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, in particular during the summer. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for lawn irrigation and other outdoor uses. Summer weather that is cooler and wetter than average generally serves to suppress customer water demand, and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our systems may be affected by drought-related warnings and/or water usage restrictions imposed by governmental agencies, also serving to reduce water allocation due to passing-flow requirements, customer demand and operating revenue. These restrictions may be imposed at a regional or state level and may affect our service areas regardless of our readiness to meet unrestricted customer demands. We employ a variety of measures to ensure that we have adequate sources of water supply, both in the short term and over the long term. For additional detail concerning these measures, see “Business—Our Regulated Businesses—Overview of Networks, Facilities and Water Supply.”

The geographic diversity of our service areas tends to mitigate some of the effect of weather extremes. In any given summer, some areas are likely to experience drier than average weather while other areas will experience wetter than average weather.

Goodwill Impairment

At September 30, 2007, our goodwill totaled $2,719.6 million. The goodwill is associated primarily with the acquisition of American Water by an affiliate of RWE in 2003 and the acquisition of E’Town Corporation in 2001, representing the excess of the purchase price the purchaser paid over the fair value of the net tangible and intangible assets acquired. As required by applicable accounting rules and principles, we have been required to reflect a non-cash charge to operating results for goodwill impairment in the amounts of $192.9 million in 2004, $396.3 million in 2005 and $227.8 million in 2006. These amounts include impairments relating to discontinued operations.

Our annual goodwill impairment test is conducted during the fourth quarter. We have processes to monitor for interim triggering events. During the third quarter of 2007, as a result of our debt being placed on review for a possible downgrade and the proposed RWE Divestiture, management determined at that time it was appropriate to update its valuation analysis before the next scheduled annual test.

Based on this assessment, we performed an interim impairment test and recorded an impairment charge to goodwill of our Regulated Businesses in the amount of $243.3 million in the third quarter of 2007. The decline was primarily due to a slightly lower long-term earnings forecast caused by updated customer demand and usage expectations and expectations for timing of capital expenditures and rate recovery.

We have not completed our annual goodwill impairment test for 2007. However, based upon preliminary indications, we expect to record an additional goodwill impairment charge to the Regulated Businesses reporting unit in an amount ranging from $250.0 million to $300.0 million during the fourth quarter of 2007. We determined that an impairment had occurred based upon new information regarding our market value. We incorporated this indicated market value into our valuation methodology and, based on preliminary results, believe an additional impairment to our carrying value is needed.

We may be required to recognize additional impairments in the future due to, among other things, a decline in the market value of our stock, a decline in our forecasted results as compared to the business plan, changes in interest rates or a change in rate case results. Further recognition of additional material impairments of goodwill would negatively affect our results of operations and total capitalization, the effect of which could be material and could make it more difficult for us to secure financing on effective terms and maintain compliance with our debt covenants.

Results of Operations

The following table sets forth our consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007:

	For the years ended December 31,			For the nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(In thousands, except per share data)
Operating revenues	$2,017,871	$2,136,746	$2,093,067	$1,600,375	$1,660,394

Operating expenses
Operation and maintenance	1,121,970	1,201,566	1,174,544	866,891	910,304
Depreciation and amortization	225,260	261,364	259,181	193,422	202,463
General taxes	170,165	183,324	185,065	142,629	140,910
Loss (gain) on sale of assets	(8,611)	(6,517)	79	(2,779)	(6,821)
Impairment charges	78,688	385,434	221,685	—	243,345

Total operating expenses, net	1,587,472	2,025,171	1,840,554	1,200,163	1,490,201

Operating income (loss)	430,399	111,575	252,513	400,212	170,193

Other income (deductions)
Interest	(315,944)	(345,257)	(365,970)	(278,240)	(211,709)
Allowance for other funds used during construction	5,476	5,810	5,980	4,508	5,197
Allowance for borrowed funds used during construction	2,923	2,420	2,652	2,015	2,358
Amortization of debt expense	(3,377)	(4,367)	(5,062)	(3,752)	(3,624)
Preferred dividends of subsidiaries	(410)	(227)	(215)	(169)	(169)
Other, net	6,361	5,895	1,164	(2,561)	4,146

Total other income (deductions)	(304,971)	(335,726)	(361,451)	(278,199)	(203,801)

Income (loss) from continuing operations before income taxes	125,428	(224,151)	(108,938)	122,013	(33,608)

Provision for income taxes	66,328	50,979	46,912	50,800	74,095

Income (loss) from continuing operations	59,100	(275,130)	(155,850)	71,213	(107,703)
Income (loss) from discontinued operations, net of tax	(124,018)	(49,910)	(6,393)	1,831	(551)

Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$73,044	$(108,254)

Net income (loss) per common share:
Basic
Income (loss) from continuing operations	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)

Income (loss) from discontinued operations, net of tax	$(0.78)	$(0.31)	$(0.04)	$0.01	$(0.00)

Net income (loss)	$(0.41)	$(2.03)	$(1.01)	$0.46	$(0.68)

Diluted
Income (loss) from continuing operations	$0.37	$(1.72)	$(0.97)	$0.45	$(0.67)

Income (loss) discontinued operations, net of tax	$(0.78)	$(0.31)	$(0.04)	$0.01	$(0.00)

Net income (loss)	$(0.41)	$(2.03)	$(1.01)	$0.46	$(0.68)

Average common shares outstanding during the period:
Basic	160,000	160,000	160,000	160,000	160,000

Diluted	160,000	160,000	160,000	160,000	160,000

The following table summarizes certain financial information for our Regulated and Non-Regulated Businesses for the periods indicated (without giving effect to inter-segment eliminations):

	For the years ended December 31,						For the nine months ended September 30,
	2004		2005		2006		2006		2007
	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Operating revenues	$1,748,004	$290,037	$1,836,061	$310,771	$1,854,618	$248,451	$1,415,961	$195,586	$1,499,763	$175,172
Adjusted EBIT[1]	$482,127	$17,117	$469,921	$(106)	$468,701	$(4,725)	$390,340	$2,585	$394,601	$17,606

(1)

“Adjusted EBIT” is defined as earnings before interest and income taxes from continuing operations. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBIT. Adjusted EBIT does not represent cash flows for periods presented and should not be considered as an alternative to cash flows as a source of liquidity. Adjusted EBIT as defined by the Company may not be comparable with Adjusted EBIT as defined by other companies.

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. As such, our results of operations are significantly impacted by rates authorized by the state PUCs in the states in which we operate. The table below details the annualized revenues (assuming constant sales volumes) resulting from rate authorizations, including distribution infrastructure and other surcharges, granted in 2004, 2005, 2006 and through September 30, 2007.

	Annualized Rate Increases Granted
	During the years
	2004	2005	2006	2007
	(dollars in millions)
State
New Jersey	$29.7	$—	$—	$56.2
Pennsylvania	28.6	5.8	8.0	6.6
Missouri	(0.4)	—	6.8	2.6
Illinois	—	—	0.9	1.7
Indiana	2.7	0.9	1.8	—
California	7.2	8.4	15.1	0.5
West Virginia	1.8	10.0	—	—
Other	9.5	9.9	8.7	14.0

Total	$79.1	$35.0	$41.3	$81.6

Comparison of Results of Operations for the Nine Months Ended September 30, 2007 to the Nine Months Ended September 30, 2006

Operating revenues. Our consolidated operating revenues increased $60.0 million, or 3.8%, from $1,600.4 million for the nine months ended September 30, 2006, to $1,660.4 million for the nine months ended September 30, 2007. An increase in operating revenues for our Regulated Businesses was somewhat offset by a decrease in operating revenues for our Non-Regulated Businesses. The increase in the Regulated Businesses operating revenues was primarily due to rate increases obtained through general rate cases in New Jersey, Ohio, California, Arizona and other states, totaling approximately $38.2 million. In addition, rate increases obtained through infrastructure surcharges, primarily in Pennsylvania, Missouri, Illinois and Indiana, totaling approximately $10.8 million. Water service operating revenues increased due to growth of 0.7% in our Regulated Businesses customer base. Water sales volume associated with existing customers increased by 0.6% for our Regulated Businesses.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water sales volume by customer class:

	For the nine months ended September 30,
	Operating Revenues		Water Sales Volume
	2006	2007	2006	2007
Water service:
Residential	57.7%	57.9%	52.2%	53.0%
Commercial	19.6%	19.4%	21.9%	21.9%
Industrial	5.0%	4.8%	10.8%	10.5%
Public and other	12.3%	12.3%	15.1%	14.6%
Other water revenues	1.7%	1.8%	—	—

Total water revenues	96.3%	96.2%	100.0%	100.0%

Wastewater service	3.5%	3.6%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers for the nine months ended September 30, 2007 amounted to $868.7 million, a 5.9% increase over the same period in 2006 primarily due to rate increases and changes in sales volume. The volume of water sold to residential customers increased by 2.1% for the nine months ended September 30, 2007 to 168.2 billion gallons, from 164.9 billion gallons for the same period in 2006, largely as a result of favorable weather conditions and an increased residential customer base.

Water service operating revenues from commercial customers for the nine months ended September 30, 2007 amounted to $291.2 million, a 5.0% increase over the same period in 2006, primarily due to rate increases and changes in sales volume. The volume of water sold to commercial customers increased by 0.6% for the nine months ended September 30, 2007 to 69.8 billion gallons, from 69.4 billion gallons for the same period in 2006, with favorable weather conditions being offset by declines in our commercial customer base.

Water service operating revenues from industrial customers for the nine months ended September 30, 2007 amounted to $72.5 million, a 1.5% increase over the same period in 2006, primarily due to rate increases and changes in sales volume. The volume of water sold to industrial customers decreased by 2.3% for the nine months ended September 30, 2007 to 33.4 billion gallons, from 34.2 billion gallons for the same period in 2006, largely as a result of the loss of industrial customers due to economic and business conditions in our service area.

Water service operating revenues from public and other customers for the nine months ended September 30, 2007 amounted to $184.3 million, a 5.6% increase over the same period in 2006. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for the nine months ended September 30, 2007 amounted to $73.9 million, a 0.3% decrease from the same period in 2006. Water service operating revenues from governmental entities and resale customers for the nine months ended September 30, 2007 amounted to $110.3 million, a 10% increase over the same period in 2006.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 6.4% to $53.5 million for the nine months ended September 30, 2007, from $50.3 million for the same period in 2006. The increase was attributable to 1.6% growth in the number of wastewater customers served, with the remainder of the change due to increases in rates charged to customers in states where we have wastewater operations (principally Arizona, Hawaii and New Jersey).

Our Non-Regulated Businesses operating revenues decreased by $20.4 million, or 10.4%, from $195.6 million for the nine months ended September 30, 2006 to $175.2 million for the nine months ended September 30, 2007. The decline was primarily attributable to the inclusion in 2006 of approximately $41.9 million in operating revenues for work performed under a contract to design and build the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. Pursuant to our DBO contract with the city of Phoenix, Arizona, we served as the lead contractor in connection with the construction of the Lake Pleasant facility, which includes an 80 million gallon per day surface water treatment plant and granular activated carbon reactivation system. The Lake Pleasant facility is significantly larger in size and function compared to other projects with which we have been engaged. However, we do not expect the completion of this project to have a material impact on our results of operations. The decrease in our Non-Regulated Businesses operating revenues also reflects operating contracts that ended during 2006. These decreases were partially offset by expansion into new geographic markets by the Homeowners Services Group (Virginia and Trenton, New Jersey) and a new contract awarded to American Water Enterprises in Fillmore, California for a DBO project.

Operation and maintenance. Our consolidated operation and maintenance expense increased $43.4 million, or 5.0%, from $866.9 million for the nine months ended September 30, 2006, to $910.3 million for the nine months ended September 30, 2007.

Operation and maintenance expense by major category was as follows:

	For the nine months ended September 30,
	2006	2007
	(dollars in thousands)
Production costs	$201,578	$214,840
Employee-related costs	310,848	346,789
Operating supplies and services	218,811	215,109
Maintenance materials and services	69,091	74,742
Customer billing and accounting	38,380	26,573
Other	28,183	32,251

Total	$866,891	$910,304

Production costs, including fuel and power, purchased water, chemicals and waste disposal increased by 6.6% for the nine months ended September 30, 2007 compared to the same period in 2006. The increase was primarily attributable to higher purchased water costs of $7.2 million corresponding with the increased revenues, as a result of higher sales volume, as well as higher electricity costs.

Employee-related costs including wage and salary, group insurance, and pension expense increased by 11.6% for the nine months ended September 30, 2007 compared to the same period in 2006. These costs represented 35.9%, and 38.1% of operation and maintenance expense for the nine months ended September 30, 2006 and 2007, respectively. The increase in 2007 was due to higher wage, salary and group insurance expenses in our Regulated Businesses, primarily resulting from an increase in the number of employees and wage rate increases. This increase was offset by a reduction in pension expense. Pension expense in excess of the amount contributed to the pension plans is deferred by some of our regulated subsidiaries pending future recovery in rates as contributions are made to the plans. The decrease is primarily attributable to lower pension expense for those regulated subsidiaries as a result of reduced pension contributions. In addition, pension expense for the nine months ended September 30, 2006 included additional pension expense due to curtailment charges.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. For the nine months ended September 30, 2007, these costs decreased by 1.7% compared to the same period in 2006. A significant factor contributing to the decrease was approximately $41.5 million of expenses associated with the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona which were included in operating supplies and services for the nine months ended September 30, 2006. The decrease also reflects Non-Regulated Businesses operating contracts that ended during 2006, and a decline in design and build activity by the Applied Water Management Group due to a downturn in new home construction. Offsetting the decrease was additional expense associated with several new operating contracts, including Fillmore, California and expansion into new markets by the Homeowner Services Group.

In addition, offsetting the decline in operating supplies and services was an increase in accounting, legal and consulting costs. Our remediation efforts in connection with our efforts to prepare for compliance with the Sarbanes-Oxley Act resulted in an increase of $17.1 million for the nine months ended September 30, 2007, as compared to the same period in 2006. Transportation costs for the nine months ended September 30, 2007 increased by $1.9 million due to increased vehicle leasing costs and higher gasoline prices. Also included in the nine months ended September 30, 2006 was a recovery of $2.4 million previously disallowed in the regulatory process by our Indiana subsidiary. Expenses related to the RWE Divestiture were $0.9 million higher for the nine months ended September 30, 2007 than in the same period in 2006 as regulatory approval activity related to the divestiture increased.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 8.2% for the nine months ended September 30, 2007 compared to the same period in 2006. This increase was primarily the result of a larger number of main breaks in the first quarter of 2007 compared to the first quarter of 2006 experienced by several of our operating subsidiaries due to winter weather conditions.

Customer billing and accounting expenses decreased by 30.8% for the nine months ended September 30, 2007 compared to the same period in 2006. Lower uncollectible accounts expense by our regulated subsidiaries as a result of an increased focus on collection of past due accounts contributed to the decrease.

Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. These costs increased by 14.4% in 2007 primarily due to an increase in insurance costs for the nine months ended September 30, 2007 due to less favorable claims experience compared to the nine months ended September 30, 2006. This unfavorable variance was offset by a reduction in regulatory expenses due to the write-off of certain deferred rate case expenses in 2006 associated with our California subsidiary.

Depreciation and amortization. Our consolidated depreciation and amortization expense increased $9.1 million, or 4.7%, from $193.4 million for the nine months ended September 30, 2006, to $202.5 million for the nine months ended September 30, 2007. The increase was primarily due to property placed in service, net of retirements, of approximately $521.9 million as a result of an increased focus on infrastructure spending mainly in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, decreased $1.7 million, or 1.2%, from $142.6 million for the nine months ended September 30, 2006, to $140.9 million for the nine months ended September 30, 2007. The decrease was primarily due to lower taxes for expatriates because employees seconded by Thames Water Plc to American Water were no longer employed by American Water in 2007.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets increased $4.0 million, or 142.9%, from $(2.8) million for the nine months ended September 30, 2006, to $(6.8) million for the nine months ended September 30, 2007. This line of our Statement of Operations represents loss (gain) on non-recurring sales of assets not needed in our utility operations.

Impairment charges. Our consolidated results for the nine months ended September 30, 2007 includes a goodwill impairment charge of $243.3 million. The impairment charge was not due to any one significant event but represents the result of a decline in the estimated fair value based on multiples of earnings of the Regulated Businesses from November 30, 2006. The decline was primarily due to slightly lower earnings than previously forecasted caused by updated customer demand and usage expectations, as well as expectations for timing of capital expenditures and rate recovery.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), decreased $66.5 million, or 23.9%, from $278.2 million for the nine months ended September 30,

2006, to $211.7 million for the nine months ended September 30, 2007. The decline was primarily due to the repayment of outstanding debt with new equity contributions from RWE in order to establish a capital structure that is consistent with the expectations of various state regulatory commissions. This decrease was offset slightly by an increase in interest expense of our Regulated Businesses of $6.9 million mainly due to increased borrowings to fund capital programs.

Provision for income taxes. Our consolidated provision for income taxes increased $23.3 million, or 45.9%, from $50.8 million for the nine months ended September 30, 2006, to $74.1 million for the nine months ended September 30, 2007. The increase is due to higher taxable income in 2007 as compared to 2006 as the tax benefits associated with the impairment charge were not significant.

Net income (loss). Our consolidated net income (loss) including results from discontinued operations, decreased $181.3 million, or 248.4%, from $73.0 million for the nine months ended September 30, 2006, to $(108.3) million for the nine months ended September 30, 2007. The increase is the result of the changes discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005

Operating revenues. Our consolidated operating revenues decreased $43.6 million, or 2.0%, from $2,136.7 million for 2005 to $2,093.1 million for 2006. A decline in operating revenues associated with our Non-Regulated Businesses was partially offset by an overall increase in operating revenues from our Regulated Businesses.

Operating revenues from our Regulated Businesses increased by $18.6 million in 2006 compared to 2005, even with a 2.0% decline in water sales volume primarily due to weather fluctuations in 2006, as compared to 2005. The increase was primarily due to rate increases obtained through general rate cases in Arizona, California and New York as well as other states totaling $12.4 million. In addition, infrastructure surcharges in Pennsylvania, Missouri, Indiana, Illinois, and Ohio provided $13.7 million in additional operating revenues. Operating revenue also increased due to the addition of approximately 1.5%, or 51,000 customers, in our Regulated Businesses customer base through small acquisitions to our service areas and through growth in existing service areas.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water sales volume by customer class:

	For the years ended December 31,
	Operating Revenues		Water Sales Volume
	2005	2006	2005	2006
Water service:
Residential	58.2%	57.6%	52.4%	52.1%
Commercial	19.3%	19.6%	21.9%	22.0%
Industrial	5.3%	5.0%	10.6%	10.6%
Public and other	12.2%	12.5%	15.1%	15.3%
Other water revenues	1.4%	1.4%	—	—

Total water revenues	96.4%	96.1%	100.0%	100.0%

Wastewater service	3.4%	3.7%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers in 2006 amounted to $1,068.2 million, relatively unchanged from 2005, as rate increases offset changes in sales volume. The volume of water sold to residential customers decreased by 2.5% in 2006 to 217.2 billion gallons, from 222.8 billion gallons for 2005, primarily as a result of wetter and cooler weather conditions in some of our larger states, including New Jersey, Pennsylvania and Indiana and decreased usage related to enhanced conservation education, the installation of low-flow appliances and reduced household sizes.

Water service operating revenues from commercial customers in 2006 amounted to $362.7 million, a 2.5% increase over 2005, primarily due to rate increases offset by changes in sales volume. The volume of water sold to commercial customers decreased by 1.7% in 2006 to 91.6 billion gallons, from 93.2 billion gallons for 2005, driven by a 0.4% decline in our commercial customer base due to economic conditions in our service areas with the remainder primarily attributable to weather conditions.

Water service operating revenues from industrial customers in 2006 amounted to $92.0 million, a 5.4% decrease over 2005, primarily due to changes in sales volume. The volume of water sold to industrial customers decreased by 1.8% in 2006 to 44.4 billion gallons, from 45.2 billion gallons for 2005, driven primarily by the loss of customers due to economic and business conditions in our service areas.

Water service operating revenues from public and other customers for 2006 amounted to $231.5 million, a 3.6% increase over 2005 primarily due to rate increases and changes in sales volume. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for 2006 amounted to $98.5 million, a 9.6% increase from 2005. Water service operating revenues from governmental entities and resale customers amounted to $133.0 million in 2006, a 0.4% decrease from 2005.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 8.1% to $68.1 million for 2006, from $63.0 million for 2005. The increases were attributable to 4.3% growth in the number of wastewater customers served, with the remainder due to rate increases.

Non-Regulated Businesses operating revenues decreased by $62.3 million, or 20.0% from $310.8 million for 2005 to $248.5 million for 2006. The decrease was primarily due to a decline of approximately $63.4 million in operating revenue, representing the effects of the completion of work performed under a contract to design and build the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The decrease in operating revenues also reflects the cessation of operating contracts in Houston, Texas; Hazelton, Pennsylvania; and Dedham, Massachusetts that ended during fiscal 2006 and the non-renewal of unprofitable contracts in several smaller communities. The discontinuance of these contracts resulted in a decrease of $11.3 million in aggregate revenue in 2006 compared to 2005. Partially offsetting the decrease was $8.7 million of increased revenue related to the expansion into new markets by the Applied Water Management Group and the Homeowner Services Group, as well as $3.7 million of additional revenues from organic growth of existing O&M contracts, including capital improvement projects performed on behalf of Sioux City, Iowa and a new contract in Fillmore, California for a DBO project.

Operation and maintenance. Our consolidated operation and maintenance expense decreased $27.1 million, or 2.3%, from $1,201.6 million for 2005, to $1,174.5 million for 2006.

Operation and maintenance expense by major category was as follows:

	For the years ended December 31,
	2005	2006
	(dollars in thousands)
Production costs	$258,609	$262,450
Employee-related costs	376,296	421,287
Operating supplies and services	379,878	297,008
Maintenance materials and services	97,139	96,302
Customer billing and accounting	42,793	55,260
Other	46,851	42,237

Total	$1,201,566	$1,174,544

Production costs, including fuel and power, purchased water, chemicals and waste disposal, increased by 1.5% in 2006 compared to 2005. Increases in chemical prices and energy costs in our Regulated Businesses were the principal drivers of the increase, mitigated by the overall decline in water sales and decreases in costs resulting from reduced Non-Regulated Businesses activities. Energy costs increased due to higher electricity prices as rate freezes resulting from electricity deregulation expired in some states in which we operate. The unit cost of water produced was up 7.3% in 2006 compared to 2005.

Employee-related costs include wage and salary, group insurance, pension expense and expenses related to our long-term incentive plan, which we refer to as the LTIP, for certain key employees. These costs represented 35.8% of operation and maintenance expense in 2006 and increased 12.0% in 2006 as compared to 2005. Wage and salary expenses were up $29.2 million, or 10.0%, in 2006 due to salary increases and workforce additions. The LTIP accounted for $3.1 million of the increase. Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased 16.0% in 2006 as a result of workforce additions and higher group insurance premiums associated with our active employees. In addition, the cost accrued for postretirement benefits in 2006 also increased due to lower than expected returns on plan assets and a decrease in the discount rate actuarial assumption. Pension expense increased by 32.9% in 2006 compared to 2005, due to lower than expected returns on plan assets and a decrease in the discount rate actuarial assumption. Additionally, our contributions to a defined contribution plan for employees increased over 2005 as the number of program participants increased.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. These costs decreased by 21.8% in 2006 compared to 2005. The expenses in this category include rents, general office expense, and other miscellaneous expenses. A significant factor contributing to the decrease was approximately $63.0 million of expenses associated with the timing of project activity for the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The majority of the project activity occurred during 2005. These Non-Regulated Businesses operating expenses also decreased as a result of the aforementioned operating and maintenance contracts that ended during 2006. These cost reductions were offset by additional expenses related to expansion into new markets by the Applied Water Management Group and Homeowner Services Group, as well as costs associated with several new O&M contracts. These changes resulted in a decrease of $54.0 million in operating supplies and services by our Non-Regulated Businesses in 2006 as compared to 2005.

In addition to the decline in our Non-Regulated Businesses operating supplies and services, there was a decrease in accounting, legal and consulting costs in 2006. A significant portion of the decrease was due to lower management charges allocated from Thames Water of $7.7 million in 2006 as compared to 2005 and a recovery of $2.4 million previously disallowed in the regulatory process for our Indiana subsidiary. During 2005, the Company also recorded $3.5 million in expense relating to a special program established to protect the environment along the central coastal area of California. In addition, there was a decrease of $3.9 million relating to costs incurred in 2005 that were subsequently not allowed to be recovered in rates at our Kentucky subsidiary. These decreases were offset by higher expenses related to the RWE Divestiture of $7.4 million and increased costs related to the Company’s compliance with the Sarbanes-Oxley Act of $15.4 million from 2005 to 2006.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, decreased by 0.9% in 2006 compared to 2005. The cessation of some O&M contracts managed by our Non-Regulated Businesses was the primary reason for this decrease.

Customer billing and accounting expenses increased by 29.1% in 2006 compared to 2005, due to higher uncollectible expense due to a decline in the quality of our customer accounts receivable, increases in postage costs to mail customer bills and an increased number of bills being sent as a result of customer growth.

Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. Total other costs decreased in 2006 by 9.8% from 2005, due to improved claims experience following an increase in 2005. Regulatory costs increased during 2006 due to increased regulatory filings by our subsidiaries.

Depreciation and amortization. Our consolidated depreciation and amortization expense decreased $2.2 million, or 0.8%, from $261.4 million for 2005, to $259.2 million for 2006. The decrease was primarily due to a write-off in 2005 of $21.6 million associated with an abandoned information technology project. This decrease was offset by an increase in depreciation expense due to property placed in service, net of retirements, of $697.1 million as a result of infrastructure replacement in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, was relatively unchanged from $183.3 million for 2005 to $185.1 million for 2006. The increase was primarily due to higher gross receipts taxes as a result of increased Regulated Businesses operating revenues. Gross receipts and franchise taxes that vary based on operating revenues were higher by 7.5% in 2006 compared to 2005. Property and capital stock taxes that are assessed on the basis of tax values assigned to assets and capitalization were down 3% in 2006 compared to 2005 due to property tax appeals and dispositions.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets was $(6.5) million for 2005, compared to a loss on sale of assets of $0.1 million for 2006. The decrease in 2006 was primarily due to the fact that 2005 included sales of various properties and investments not needed in our utility operations.

Impairment charges. Our consolidated impairment charges were $385.4 million for 2005 and $221.7 million for 2006. The 2005 impairment charge was primarily the result of a change in our strategic business plan for our Non-Regulated Businesses and lower margins than previously forecasted in our Regulated Businesses. The 2006 impairment charge was primarily attributable to higher interest rates in our Regulated Businesses and a change in the potential net realizable value of our Non-Regulated Businesses.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), increased $20.7 million, or 6.0%, from $345.3 million for 2005 to $366.0 million for 2006. This increase was primarily due to higher interest rates for new debt issuances, mitigated by overall reduced borrowings as a result of repaying outstanding debt with new equity contributions.

Provision for income taxes. Our consolidated provision for income taxes decreased $4.1 million, or 8.0%, from $51.0 million for 2005, to $46.9 million for 2006. This decrease was primarily due to the mix of taxable income by jurisdiction.

Net income (loss). Our consolidated net (loss), including results from discontinued operations, decreased $162.8 million, or 50.1%, from $(325.0) million for 2005, to $(162.2) million for 2006. The decrease was primarily due to the changes discussed above.

Comparison of Results of Operations for December 31, 2005 and 2004

Operating revenues. Our consolidated operating revenues increased $118.8 million, or 5.9%, from $2,017.9 million for 2004 to $2,136.7 million for 2005. The increase was primarily due to increased water sales volume of 3.1% from existing customers, increased customer growth, and the effects of rate increases granted to our regulated subsidiaries. In addition, revenues from our Non-Regulated Businesses increased primarily due to the timing of work performed on a design and build contract and expansion into new markets by Applied Water Management Group and Homeowner Services Group, offset in part by the cessation of some operations contracts.

Operating revenues from our Regulated Businesses increased $88.1 million, or 5.0%, from $1,748.0 million for 2004 to $1,836.1 million for 2005. The increase was primarily due to rate increases from general rate cases in California, Kentucky, New Jersey, New York, Pennsylvania and West Virginia as well as other states totaling

$34.6 million. In addition, infrastructure related provisions in Indiana, Ohio and Pennsylvania provided $6.5 million in additional operating revenues. Operating revenues also increased due to the addition of nearly 38,000 new customers and a 2.6% increase in water sales volume from existing customers over 2004 due to favorable weather conditions in the summer of 2005.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water volume by customer class:

	For the years ended December 31,
	Operating Revenues		Water Sales Volume
	2004	2005	2004	2005
Water service:
Residential	57.6%	58.2%	50.6%	52.4%
Commercial	19.5%	19.3%	23.2%	21.9%
Industrial	5.7%	5.3%	10.9%	10.6%
Public and other	12.5%	12.2%	15.3%	15.1%
Other water revenues	1.2%	1.4%	—	—

Total water revenues	96.5%	96.4%	100.0%	100.0%

Wastewater service	3.3%	3.4%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers in 2005 amounted to $1,068.1 million, a 6.1% increase over those for 2004 primarily due to rate increases and changes in sales volume. The volume of water sold to residential customers increased by 7.2% in 2005 to 222.8 billion gallons, from 207.8 billion gallons for 2004.

Water service operating revenues from commercial customers in 2005 amounted to $353.7 million, a 3.9% increase over 2004 primarily due to rate increases offset by changes in sales volume. The volume of water sold to commercial customers decreased by 2.0% in 2005 to 93.2 billion gallons, from 95.1 billion gallons for 2004.

Water service operating revenues from industrial customers in 2005 amounted to $97.2 million, a 2.6% decrease over 2004 primarily due to changes in sales volume offset by rate increases. The decrease was largely the result of the loss of industrial customers due to economic and business conditions in communities we serve.

Water service operating revenues from public and other customers for 2005 amounted to $223.4 million, a 2.4% increase over 2004 primarily due to rate increases and changes in sales volume. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for 2005 amounted to $89.9 million, a 4.1% decrease over 2004. Water service operating revenues from governmental entities and resale customers in 2005 amounted to $133.5 million, an 7.4% increase over 2004.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 9.8% to $63.0 million for 2005, from $57.4 million for 2004. The increases were attributable to rate increases and 3.7% wastewater customer growth in our service areas.

Operating Revenues for our Non-Regulated Businesses increased $20.8 million, or 7.2%, from $290.0 million for 2004, to $310.8 million for 2005. The increase was primarily for work substantially completed in 2004 on the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. This resulted in approximately $50.3 million in additional operating revenues. The increase was partially offset by work performed on the design and build of a wastewater plant adjoining existing facilities at Camp Creek in Fulton County, Georgia of approximately $28.6 million. The increase in operating revenues also includes expansion into new markets by the Applied Water Management Group and Homeowner Services Group and general price increases in operating contracts for 2005, partly offset by operation and maintenance contracts that ended in 2005. Offsetting these increases were lower production costs from the Non-Regulated Businesses primarily due to operating contracts that ended in 2005.

Operation and maintenance. Our consolidated operation and maintenance expense increased $79.6 million or 7.1%, from $1,122.0 million for 2004 to $1,201.6 million for 2005.

Operation and maintenance expense by major category was as follows:

	Year ended December 31,
	2004	2005
	(dollars in thousands)
Production costs	$242,952	$258,609
Employee-related costs	357,515	376,296
Operating supplies and services	347,764	379,878
Maintenance materials and services	90,620	97,139
Customer billing and accounting	41,978	42,793
Other	41,141	46,851

Total	$1,121,970	$1,201,566

Production costs, including fuel and power, purchased water, chemicals and waste disposal, increased by 6.4% in 2005 compared to 2004. Higher chemical prices and energy costs were the principal drivers of the increase, along with the incremental costs associated with increased sales volume. Offsetting these increases were lower production costs from the Non-Regulated Businesses primarily due to operating contracts that ended in 2005.

Employee-related costs include wage and salary, group insurance, and pension expense. These costs increased 5.3% in 2005 compared to 2004. Wage and salary expense increased by 5.0% in 2005 compared to 2004 due to salary increases and workforce additions. Group insurance expense increased by 6.7% in 2005 compared to 2004. The total expense in 2004 was higher than normal as a result of severance and other compensation related costs associated with organizational restructuring during that year. Pension expense increased by 3.7% in 2005 compared to 2004. The increase was due primarily to a decrease in the discount rate actuarial assumption. Pension expense in excess of the amount contributed to the pension plans is deferred by some regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. These costs increased by 9.2% in 2005 compared to 2004. The increase in operating expense in 2005 compared to 2004 for our Non-Regulated Businesses was mainly attributable to approximately $49.8 million of costs associated with the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The additional increase can be attributed to a number of items, including increased costs due to the expansion into new markets by the Applied Water Management Group and Homeowner Services Group, increased business development costs due to enhanced emphasis on exploring potential business growth opportunities and higher administrative costs associated with a management restructuring of our contract operations. Offsetting these expenses were lower costs related to the Camp Creek project in Fulton County, Georgia of approximately $27.6 million. Operating supplies and services expenses also decreased as a result of the contracts that ended during 2005, partially offset by the new contracts awarded and Consumer Price Index increases in existing contracts.

In addition to the increase in Non-Regulated Businesses operating supplies and services, a portion of the increase was due to higher management charges allocated from Thames Water of $2.4 million in 2005 as compared to 2004. During 2005, we also recorded $3.5 million in expense relating to a special program established to protect the environment along the central coastal area of California.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 7.2% in 2005 compared to 2004. The increase was primarily due to costs associated with main breaks, as well as tank painting.

Customer billing and accounting expenses increased by 1.9% in 2005 compared to 2004, due to higher uncollectible expense resulting from a decline in the quality of our customer accounts receivable, increases in postage costs to mail customer bills and an increase in the number of bills mailed as a result of customer growth.

Other operation and maintenance expenses increased by 13.9% in 2005 compared to 2004. These expenses include casualty and liability insurance premiums and regulatory costs. Casualty and liability insurance increased based on claims experience. Regulatory costs increased during 2005 compared to 2004 due to increased regulatory filings by our subsidiaries.

Depreciation and amortization. Our consolidated depreciation and amortization expense increased $36.1 million, or 16.0%, from $225.3 million for 2004, to $261.4 million for 2005. The increase was primarily due to a write-off in 2005 of $21.6 million associated with an abandoned information technology project. In addition, the increase was due to increased property placed in service, net of retirements, of $515.1 million as a result of infrastructure replacement in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, increased $13.1 million, or 7.7%, from $170.2 million for 2004, to $183.3 million for 2005. The increase was primarily due to a 9.7% increase in our Regulated Businesses gross receipts and franchise taxes driven by increased operating revenues, as well as a 3% increase in regulated property and capital stock taxes.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets was ($8.6) million for 2004, compared to ($6.5) million for 2005. This line of our Statement of Operations represents loss (gain) on non-recurring sales of assets not needed in our utility operations.

Impairment charges. Our consolidated impairment charges were $78.7 million for 2004 and $385.4 million for 2005. The 2004 impairment charge was for our Non-Regulated Businesses and was primarily attributable to lower than expected growth and slower development compared with original expectations. The 2005 impairment charge was primarily the result of a change in our strategic business plan for our Non-Regulated Businesses and lower margins than previously forecasted in our Regulated Businesses.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), increased $29.4 million, or 9.3%, from $315.9 million for 2004, to $345.3 million for 2005. A portion of this increase is due to the fact that 2004 interest expense included an offsetting gain of $11.4 million resulting from an early extinguishment of debt. The remaining increase in interest expense was the result of additional borrowings from the regulated subsidiaries and additional interest expense of $7.1 million associated with the Company’s long-term borrowings from RWE.

Provision for income taxes. Our consolidated provision for income taxes expense decreased $15.3 million, or 23.1%, from $66.3 million for 2004, to $51.0 million for 2005.

Net income (loss). Our consolidated net (loss), including results from discontinued operations, increased $260.1 million, or 400.8%, from $(64.9) million for 2004, to $(325.0) million for 2005. The increase was due to the changes discussed above, as well as a $74.1 million reduction in our loss from discontinued operations.

Liquidity and Capital Resources

Our business is capital intensive and requires considerable capital resources. A portion of these capital resources are provided by internally generated cash flows from operations. When necessary, we obtain funds from external sources in the capital markets and through bank borrowings. Our access to external financing on reasonable terms depends on our credit ratings and current business conditions, including that of the water utility industry in general as well as conditions in the debt or equity capital markets. If these business and market conditions deteriorate to the extent that we no longer have access to the capital markets at reasonable terms, we have access to revolving credit facilities with aggregate bank commitments of $810.0 million that we currently utilize to support our commercial paper programs and to issue letters of credit. See “—Credit Facilities and Short-Term Debt.”

In addition, our regulated utility subsidiaries receive advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are refundable for limited periods, which vary according to state regulations, as new customers begin to receive service or other contractual obligations are fulfilled. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base. Generally, we depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Some of our subsidiaries do not depreciate contributed property, based on regulatory guidelines.

We use our capital resources, including cash, to (i) fund capital requirements, including construction expenditures, (ii) pay off maturing debt, (iii) pay dividends, (iv) fund pension obligations and (v) invest in new and existing ventures. We spend a significant amount of cash on construction projects that have a long-term return on investment. Additionally, we operate in rate-regulated environments in which the amount of new investment recovery may be limited, and where such recovery takes place over an extended period of time, as our recovery is subject to regulatory lag. See “Business—Regulation—Economic Regulation.” As a result of these factors, our working capital, defined as current assets less current liabilities, as of September 30, 2007, is in a net deficit position.

During October of 2007, AWCC issued $750.0 million in new senior notes with a term of 10 years and a fixed interest rate of 6.085% and $750.0 million in new senior notes with a term of 30 years and a fixed interest rate of 6.593%. AWCC used the proceeds to extinguish portions of its debt.

We expect to fund future maturities of long-term debt through a combination of external debt and cash flow from operations. We have no plans to reduce debt significantly.

Cash Flows from Operating Activities

Our future cash flows from operating activities will be affected by economic utility regulation; infrastructure investment; inflation; compliance with environmental, health and safety standards; production costs; customer growth; and declining per customer usage of water; and weather and seasonality. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations.”

Cash flows from operating activities have been a reliable, steady source of cash flow, sufficient to meet operating requirements and a portion of our capital expenditures requirements. We will seek access to debt and equity capital markets to meet the balance of our capital expenditure requirements. There can be no assurance that we will be able to successfully access such markets on favorable terms or at all. Operating cash flows can be negatively affected by changes in our rate regulatory environments. Taking into account the factors noted above, we also obtain cash from non-operating sources such as the proceeds from debt issuances, customer advances and contributions in aid of construction and equity offerings.

The following table provides a summary of the major items affecting our cash flows from operating activities for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$73,044	$(108,254)
Add (subtract):
Non-cash operating activities(1)	560,135	799,127	582,569	232,978	429,231
Income taxes, paid net of refunds	(18,109)	(43,694)	(11,633)	(7,920)	(9,464)
Changes in working capital and other noncurrent assets and liabilities(2)	28,365	148,288	(3,454)	20,635	71,561
Pension and postretirement healthcare contributions	(47,065)	(53,246)	(81,491)	(58,814)	(53,161)

Net cash flows provided by operations	$458,408	$525,435	$323,748	$259,923	$329,913

(1)	Includes (gain) loss on sale of businesses, depreciation and amortization, impairment charges, removal costs net of salvage, provision for deferred income taxes, amortization of deferred investment tax credits, provision for losses on utility accounts receivable, allowance for other funds used during construction, employee benefit expenses greater (less) than funding, (gain) loss on sale of assets, deferred regulatory costs, amortization of deferred charges and other non-cash items, net, less income taxes and pension and postretirement healthcare contributions.

(2)	Changes in working capital and other noncurrent assets and liabilities include the changes to accounts receivable and unbilled utility revenue, other current assets, accounts payable, interest accrued and other current liabilities.

The decrease in cash flows from operations during 2006 versus 2005 was primarily the result of higher contributions to pension and postretirement healthcare trusts and higher taxes paid. Excluding these items, changes in our cash flows from operating activities were generally consistent with changes in the results of operations as adjusted by changes in working capital in the normal course of business.

The increase in cash flow from operations during 2005 versus 2004 was primarily due to improvements in working capital driven mainly by the changes in accounts receivable and unbilled utility revenues. This improvement was offset in part by higher contributions to pension and postretirement healthcare trusts and higher taxes paid.

The increase in cash flow from operations during the nine months ended September 30, 2007 versus the same period for 2006 was primarily due to improvements in working capital. Also adding to the improved cash flow for this period were the lower contributions to pension and postretirement healthcare trusts than made in the same period for the prior year.

Cash Flows from Investing Activities

Cash flows used in investing activities were as follows for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Construction expenditures	$(546,241)	$(558,446)	$(688,843)	$(431,361)	$(512,434)
Other Investing activities, net(1)	338	28,281	(2,595)	(18,143)	29,484

Net cash flows used in investing activities	$(545,903)	$(530,165)	$(691,438)	$(449,504)	$(482,950)

(1)	Includes allowances for other funds used during construction, acquisitions, proceeds from the sale of assets and securities, proceeds from the sale of discontinued operations, removal costs from property, plant and equipment retirements, receivables from affiliates and restricted funds.

Cash flows used in investing activities increased significantly in 2006 versus 2005 as we increased investment in regulated infrastructure projects. Cash flows used in investing activities will continue to rise during 2007 as construction expenditures are expected to be approximately $720 to $750 million during 2007. We intend to invest capital prudently to provide essential services to our regulated customer base, while working with regulators in the various states in which we operate to have the opportunity to earn an appropriate rate of return on our investment and a return of our investment.

Our infrastructure investment plan consists of both infrastructure renewal programs, where we replace infrastructure as needed, and major capital investment projects, where we will construct new water and wastewater treatment and delivery facilities. Our projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors.

The following table provides a summary of our historical construction expenditures:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Transmission and distribution	$264,673	$238,972	$314,282	$196,807	$224,997
Treatment and pumping	104,655	137,299	133,074	83,332	116,368
Services, meter and fire hydrants	86,161	84,148	132,610	83,042	83,799
General structures and equipment	73,796	81,516	72,892	45,646	49,179
Sources of supply	16,956	16,511	35,985	22,534	38,091

Total construction expenditures	$546,241	$558,446	$688,843	$431,361	$512,434

Construction expenditures for the periods noted above were partially offset by customer advances and contributions for construction (net of refunds) of $25.6 million, $47.4 million, $52.0 million and $45.1 million in the nine months ended September 30, 2007 and years ended December 31, 2006, 2005 and 2004, respectively. Customer advances and contributions are reflected in our net cash flows from financing activities. Capital expenditures during the periods noted above are related to the renewal of supply and treatment assets, new water mains and customer service lines, as well as rehabilitation of existing water mains and hydrants.

Construction expenditures for 2006 increased by $130.4 million or 23.4% over 2005. Expenditures related to transmission and distribution increased by $75.3 million in 2006 over 2005 and meter and fire hydrant replacements increased by $48.5 million in 2006 compared to 2005. These increases occurred due to an increase in the rate of infrastructure replacement. In addition, treatment plant improvements caused an increase from 2005 to 2006 in the amount of $15.2 million. These improvements are taking place primarily at our Joplin, Missouri, Verrado, Arizona and Somerset, New Jersey facilities.

Construction expenditures in 2005 increased $12.2 million from 2004. This increase can be attributed to an increase in treatment and pumping related construction expenditures of $32.6 million or 31.2%. Our Arizona subsidiary treatment facility incurred capital expenditures for a treatment facility in 2005 that were $30.3 million greater than in 2004. Upgrades to the Mechanicsburg, Pennsylvania treatment plant also contributed $3.4 million of the 2005 increase. Expenditures for year ended December 31, 2005 increased $7.7 million over 2004 for computer equipment and systems as well as facilities. A temporary curtailment in our infrastructure replacement program offset some of the increase as expenditures for these categories declined by $27.7 million.

The increase of $81.1 million in construction expenditures for the nine months ended September 30, 2007 compared to the same period in 2006 consists mainly of infrastructure replacements amounting to $27.7 million and upgrades to treatment facilities amounting to $33.2 million at several plants including Joplin, Missouri, Verrado, Arizona, Somerset, New Jersey and Champaign, Illinois.

An integral aspect of our strategy is to seek growth through tuck-ins and other acquisitions which are complementary to our existing business and support the continued geographical diversification and growth of American Water’s operations. Generally, acquisitions are funded initially with short-term debt and later refinanced with the proceeds from long-term debt or equity offerings.

We also conduct ongoing reviews of our existing investments. As a result of these reviews, we sold the operations of various non-regulated water-related businesses over the last two years.

The following provides a summary of the major acquisitions and dispositions affecting our cash flows from investing activities in the periods indicated:

Nine months ended September 30, 2007:

•	We received approximately $9.7 million in cash proceeds from the sale of a group of assets of the Residuals business.

•	We paid approximately $0.9 million for the acquisition of water and wastewater systems.

•	We received approximately $15.6 million in cash proceeds from the sale of other assets including, $13.0 million proceeds on a property in Mansfield, New Jersey owned by a Non-Regulated subsidiary.

2006:

•	We paid approximately $12.5 million for the acquisition of water and wastewater systems.

•	We received approximately $30.2 million in cash proceeds from the sale of discontinued operations including a group of assets of the Residuals business and the Underground business.

2005:

•	We received approximately $15.3 million in cash proceeds from the sale of Engineering’s Canadian operations and the assets of Ashbrook Corporation.

On November 1, 2007, New Jersey-American Water Company, Inc. completed its purchase of all the capital stock of S.J. Services Inc., the parent company of Pennsgrove Water Supply Company, Inc. and South Jersey Water Supply Company, Inc. The purchase price was $13.0 million in cash and the assumption of approximately $3.5 million in debt. Pennsgrove Water Supply Company and South Jersey Water Supply Company are both regulated water utilities, serving more that 6,500 customers in Gloucester and Salem Counties in the State of New Jersey. Immediately following the acquisition of the stock, S.J. Services and its subsidiaries were merged with and into New Jersey-American Water Company.

Cash Flows from Financing Activities

Our financing activities include the issuance of long-term and short-term debt, primarily through our wholly owned financing subsidiary, AWCC. In addition, we have received capital contributions from RWE and intend to issue equity in the future to maintain an appropriate capital structure, subject to any restrictions in the registration rights agreement to be entered into with RWE. In order to finance new infrastructure, we received customer advances and contributions for construction (net of refunds) of $25.6 million and $26.9 million for the nine months ended September 30, 2007 and September 30, 2006, respectively. In connection with the RWE Divestiture, we have made and will continue to make significant changes to our capital structure through debt refinancing and equity offerings.

AWCC issued additional senior notes through private placement offerings totalling $617.0 million during the first nine months of 2007. Interest rates ranged from 5.39% to 5.77% and maturities ranged from 7 years to 15 years. RWE made equity contributions to the Company amounting to $801.1 million during the first nine months of 2007. The Company used the equity contributions and proceeds from the senior notes to offset loans payable to RWE, to repay outstanding commercial paper and for other corporate purposes amounting to $513.0 million, $361.5 million and $543.6 million, respectively.

Additionally, during September 2007, AWCC borrowed $1,750.0 million of RWE redemption notes from RWE. The RWE redemption notes bear interest monthly at the one month London Interbank Offered Rate, which we refer to as LIBOR, plus 22.5 basis points and mature on the earliest of the following to occur: (a) March 20, 2009, (b) the date on which the Company and RWE mutually agree to terminate the notes with all accrued and unpaid interest and principal becoming immediately due and payable in full or (c) the date on which RWE no longer owns more than 80% of the voting rights of the Company. The Company used the proceeds from the RWE redemption notes to redeem $1,750.0 million of its 5.9% mandatory redeemable preferred stock held by RWE.

During October of 2007, AWCC issued $750.0 million in new senior notes with a term of 10 years and a fixed interest rate of 6.085% and $750.0 million in new senior notes with a term of 30 years and a fixed interest rate of 6.593%. AWCC used the proceeds to extinguish portions of its debt.

The following long-term debt was issued during the first nine months of 2007:

Company	Type	Interest Rate	Maturity	Amount
American Water Capital Corp.	RWE senior notes-floating rate	5.72%	2009	$1,750,000
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2022	617,000
Other subsidiaries	State financing and Infrastructure loans	1.39%-1.62%	2013-2023	562

Total Issuances				$2,367,562

The following debt and preferred stock with mandatory redemption requirements was retired through extinguishments, optional redemption or payment at maturity in the first nine months 2007:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
Long-term debt
American Water Capital Corp.	Senior notes Fixed Rate	6.87%	2011	$28,000
American Water Capital Corp.	RWE notes Fixed Rate	4.00%-6.05%	2007-2034	400,300
New Jersey-American Water Company	Called Senior Debt	7.25%-8.75%	2021-2028	92,500
Various Subsidiaries	Miscellaneous	0%-10.06%	2007-2034	71,391

Preferred stock with mandatory redemption requirements
American Water Works Company, Inc.		5.90%	2012	1,750,000
Miscellaneous		4.60%-8.88%	2007-2019	310

Total extinguishments				$2,342,501

The following long-term debt was issued in 2006:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2018	$483,000
Missouri-American Water Company	Tax exempt first mortgage bonds	4.60%	2036	57,480
Indiana-American Water Company	Tax exempt first mortgage Bonds	4.88%	2036	25,770
Other Subsidiaries	State financing authority loans & other	0%-5.00%	2019-2026	16,248

Total issuances				$582,498

The following debt was retired through extinguishments, optional redemption or payment at maturity during 2006:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
Long-term debt
American Water Works Company, Inc.	RWE notes	4.92%	2006	$150,000
American Water Capital Corp.	RWE notes-fixed rate	4.00%-6.05%	2006-2034	1,086,500
American Water Capital Corp.	RWE notes-floating rate	4.02%-4.66%	2006-2015	482,300
Missouri-American Water Company	Mortgage bonds-fixed rate	5.50%-5.85%	2006-2026	57,565
Indiana-American Water Company	Mortgage bonds-fixed rate	5.35%-5.90%	2022-2026	27,004
West Virginia-American Water Company	Mortgage bonds-fixed rate	6.81%	2006	11,000
Other Subsidiaries		0%-9.87%	2006-2034	17,564

Preferred stock with mandatory redemption requirements
Miscellaneous		4.60%-8.80%	2007-2019	538

Total extinguishments				$1,832,471

From time to time and as market conditions warrant, we may engage in long-term debt retirements via tender offers, open market repurchases or other viable alternatives to strengthen our balance sheets.

Credit Facilities and Short-Term Debt

The components of short-term debt were as follows:

	December 31, 2006	September 30, 2007
RWE revolver	$130,000	$—
RWE short-term notes	268,230	141,000
Commercial paper, net of discount	321,339	5,000
Other short-term debt	176	—

Total short-term debt	$719,745	$146,000

On January 26, 2007, AWCC entered into a $10.0 million committed revolving line of credit with PNC Bank, N.A. This line of credit will terminate on December 31, 2007 unless extended and is used primarily for short-term working capital needs. Interest rates on advances under this line of credit are based on either the prime rate of PNC Bank, N.A. or the applicable LIBOR for the term selected plus 25 basis points. As of September 30, 2007, AWCC had no loans outstanding under this revolving line of credit. If this line of credit were not extended beyond its current maturity date of December 31, 2007, AWCC would continue to have access to its $800.0 million unsecured revolving credit facility described below. As of December 31, 2007, the PNC line of credit was extended one year to December 31, 2008.

On December 21, 2004, AWCC entered into a $550.0 million 364-day unsecured revolving credit facility with RWE. The facility was renewed on October 28, 2006 and was terminated on December 28, 2006. On September 15, 2006, AWCC entered into a new $800.0 million unsecured revolving credit facility syndicated among a group of ten banks. This revolving credit facility, which originally terminated on September 15, 2011, is principally used to support the commercial paper program at AWCC and to provide up to $150.0 million in letters of credit. AWCC had no loans outstanding under the net $800.0 million unsecured revolving credit facility as of September 30, 2007. On September 14, 2007, this revolving credit facility was extended for an additional year by the facility bank group, making the new termination date September 15, 2012.

On December 31, 2006 and September 30, 2007, respectively, AWCC had the following sub-limits and available capacity under the revolving credit facility and indicated amounts of outstanding commercial paper.

	Letter of Credit		Outstanding Commercial Paper
	Sublimit	Available Capacity
	(dollars in thousands)	(dollars in thousands)	(dollars in thousands)
December 31, 2006	$150,000	$85,986	$322,734
September 30, 2007	$150,000	$87,299	$5,000

Interest rates on advances under the revolving credit facility are based on either prime or LIBOR plus an applicable margin based upon our credit ratings, as well as total outstanding amounts under the agreement at the time of the borrowing. The maximum LIBOR margin is 55 basis points.

The revolving credit facility requires us to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.70 to 1.00. On September 30, 2007, we were in compliance with the ratio.

Capital Structure

Our capital structure was as follows:

	At September 30, 2007	At December 31, 2006	At December 31, 2005
Common stockholder equity and preferred stock without mandatory redemption rights	46%	40%	29%
Long-term debt	52%	50%	50%
Short-term debt and current portion of long-term debt	2%	10%	21%

	100%	100%	100%

As a condition to some PUC approvals of the RWE Divestiture, we have agreed to maintain a capital structure which includes a minimum of 45% common equity at the time of the consummation of this offering. The changes to capital resource mix during 2006 and 2007 were accomplished through the various financing activities noted above. The capital structure at September 30, 2007 more closely reflects our expected future capital structure following the consummation of this offering, at which point our credit rating will no longer reflect RWE’s controlling ownership.

Debt covenants

Our debt agreements contain financial and non-financial covenants. To the extent that we are not in compliance, we or our subsidiaries may be restricted in our ability to pay dividends, issue debt or access our revolving credit lines. We were in compliance with our reporting covenants as of September 30, 2007. See “Risk Factors—Risks Related to Our Industry and Business—Our failure to comply with restrictive covenants under our credit facilities could trigger repayment obligations.”

Security Ratings

We primarily access the capital markets, including the commercial paper market, through AWCC. However, we do issue debt at our regulated subsidiaries, primarily in the form of tax exempt securities, to lower our overall cost of debt. The following table shows the Company’s securities ratings at September 30, 2007:

Securities	Moody’s Investors Service	Standard & Poor’s Ratings Service
Senior unsecured debt	Baa2	A–
Commercial paper	P-2	A-2

On September 19, 2007, Standard & Poor’s Ratings Services (S&P) affirmed its “A–” corporate credit rating on both AWCC and American Water, upgraded its rating on the senior unsecured debt of AWCC to “A–” from “BBB+” and affirmed its “A-2” rating on AWCC’s $700.0 million commercial paper program. On November 15, 2007, S&P placed its “A–” corporate credit ratings on both AWCC and American Water, as well as AWCC’s senior unsecured debt credit ratings, on CreditWatch with negative implications. On January 29, 2008 S&P indicated that if the initial public offering is further significantly delayed, it would likely downgrade both companies’ corporate credit ratings and long-term debt credit ratings.

On August 28, 2007, Moody’s placed both the long-term and short-term ratings of AWCC on review for possible downgrade. On October 12, 2007, Moody’s downgraded to “Baa2” from “Baa1” the senior unsecured issuer rating of AWCC. In addition, Moody’s assigned a “Baa2” senior unsecured issuer rating to American Water and affirmed AWCC’s “P-2” short-term rating. The rating outlook for both American Water and AWCC is stable.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency, and each rating should be evaluated independently of any other rating.

None of our borrowings are subject to default or prepayment as a result of a downgrading of securities although such a downgrading could increase fees and interest charges under our credit facilities.

As part of the normal course of business, we routinely enter into physical contracts for the purchase and sale of water, energy, fuels and other services. These contracts either contain express provisions or otherwise permit us and our counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable contract law, if we are downgraded by a credit rating agency, especially if such downgrade is to a level below investment grade, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance. Depending on its net position with a counterparty, the demand could be for the posting of collateral. In the absence of expressly agreed provisions that specify the collateral that must be provided, the obligation to supply the collateral requested will be a function of the facts and circumstances of the Company’s situation at the time of the demand. If we can reasonably claim that we are willing and financially able to perform our obligations, it may be possible to successfully argue that no collateral should be posted or that only an amount equal to two or three months of future payments should be sufficient.

Regulatory Restrictions

The issuance by the Company or AWCC of long-term debt or equity securities does not require authorization of any state PUC if no guarantee or pledge of the regulated subsidiaries is utilized. However, state PUC authorization is required to issue long-term debt or equity securities at most regulated subsidiaries. Our regulated subsidiaries normally obtain the required approvals on a periodic basis to cover their anticipated financing needs for a period of time or in connection with a specific financing.

Under applicable law, our subsidiaries can pay dividends only from retained, undistributed or current earnings. A significant loss recorded at a subsidiary may limit the dividends that these companies can distribute to us.

Insurance Coverage

We carry various property, casualty and financial insurance policies with limits, deductibles and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. We are self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on our short-term and long term financial condition and the results of operations and cash flows.

Contractual Obligations and Commitments

We enter into obligations with third parties in the ordinary course of business. These obligations, as of December 31, 2006, are set forth in the table below:

Contractual obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long term debt obligations(a)	$3,284,933	$286,786	$250,535	$87,949	$2,659,663
Interest on long-term debt(b)	3,686,578	294,625	542,220	520,935	2,328,798
Capital lease obligations(c)	2,191	209	323	408	1,251
Operating lease obligations(d)	213,469	26,180	46,311	28,840	112,138
Purchase water obligations(e)	789,633	38,645	77,979	81,185	591,824
Other purchase obligations(f)	7,589	7,589	—	—	—
Post-retirement benefit plans’ obligations(g)	25,000	25,000	—	—	—
Pension ERISA minimum funding requirement	49,600	49,600	—	—	—
Preferred stocks with mandatory redemption requirements(h)	1,775,032	388	436	616	1,773,592
Other obligations(i)(j)	87,337	77,176	7,993	678	1,490

Total	$9,921,362	$806,198	$925,797	$720,611	$7,468,756

(a)	Represents sinking fund obligations and debt maturities.

(b)	Represents expected interest payments on outstanding long-term debt. Amounts reported may differ from actual due to future refinancing of debt.

(c)	Represents future minimum payments under noncancelable capital leases.

(d)	Represents future minimum payments under noncancelable operating leases, primarily for the lease of motor vehicles, buildings, land and other equipment.

(e)	Represents future payments under water purchase agreements for minimum quantities of water.

(f)	Represents the open purchase orders as of December 31, 2006, for goods and services purchased in the ordinary course of business.

(g)	Represents contributions expected to be made to postretirement benefit plans.

(h)	Includes $1,750.0 million of preferred stock held by RWE which has been redeemed.

(i)	Represents capital expenditures estimated to be required under legal and binding contractual obligations.

(j)	Includes unrecognized tax benefits of $1.8 million at December 31, 2006.

Off-Balance Sheet Arrangements

From 1997 through 2002, West Virginia-American Water Company, our subsidiary, which we refer to as the Subsidiary, entered into a series of agreements with various public entities to establish certain joint ventures, commonly referred to as “public-private partnerships.” The Subsidiary agreed to transfer and convey some of its real and personal property, which we refer to as the Subsidiary Facilities, to various public entities, subject to the lien of its General Mortgage Indenture, in exchange for an equal principal amount of Industrial Development Bonds, which we refer to as IDBs, to be issued by the various public entities under a state Industrial Development Bond and Commercial Development Act.

The Subsidiary leased back the Subsidiary Facilities under capital leases for a period of 40 years. The leases have payments that approximate the payments required by the terms of the IDBs. In accordance with Financial Accounting Standards Board Interpretation Number 39, Offsetting of Amounts Related to Certain Contracts, we have presented the transaction on a net basis in the consolidated financial statements. The carrying value of the Subsidiary Facilities was $162.6 million at December 31, 2006.

Market Risk

We are exposed to market risk associated with changes in commodity prices, equity prices and interest rates. We use a combination of fixed-rate and variable-rate debt to reduce interest rate exposure. As of September 30, 2007 a hypothetical 10% increase in interest rates associated with variable rate debt would result in a $1.1 million decrease in our pre-tax earnings. Our risks associated with price increases for chemicals, electricity and other commodities are reduced through long-term contracts and the ability to recover price increases through rates.

Dividends

General

Our board of directors has adopted a dividend policy, effective upon the closing of this offering, to distribute to our stockholders a portion of our net cash provided by operating activities as regular quarterly dividends, rather than retaining that cash for other purposes.

Rationale for Our Cash Dividend Policy

Our cash dividend policy reflects our basic judgment that it is in the best interest of our stockholders to distribute to them a portion of the cash generated by our business rather than retaining these amounts for use in investing activities such as acquisitions or construction expenditures. Because we believe we will generally finance a portion of our construction expenditures from external financing sources, we believe that our investors are best served by distributing a portion of our net cash provided by operating activities. In order to fund construction expenditures, acquisitions (including tuck-in acquisitions) and principal and interest payments on our indebtedness, and pay dividends at the level currently anticipated under our dividend policy, we expect that we will need additional financing. In our judgment, our dividend policy, which is consistent with utility industry practice, will enable us to attract financing required to fund capital expenditures and acquisitions. For information on the risks associated with our dividend policy, see “Risk Factors—Risks Related to Our Industry and Business—Our Regulated Business require significant capital expenditures to maintain infrastructure and expand our rate base and may suffer if we fail to secure appropriate funding to make investments, or if we suffer delays in completing major capital expenditure programs” and “Risk Factors—Risks Related to this Offering—You may never receive dividends on your investment in our common stock, which may limit your returns.”

Our Initial Dividend Rate

Upon the completion of this offering, we intend to declare an initial quarterly dividend of $0.20 per share per quarter, or $0.80 per share per year, to be paid no later than 75 days after the end of each fiscal quarter (beginning with the first full fiscal quarter ending after the consummation of this offering) for at least the first four quarters following the consummation of this offering, which we refer to as the initial four quarters. In addition, we intend to pay a one-time dividend of $     per share (representing the pro rata portion of the expected initial dividend for the remaining period of the quarter following the consummation of this offering) on or about         , 2008 to stockholders of record on             , 2008. The quarterly and annual average aggregate dividend amounts for the initial four quarters would be $32.1 million and $128.6 million, respectively. The aggregate dividend amounts are based upon the estimated average 160.7 million shares outstanding after this offering during the initial four quarters. In determining our intended dividend level for the initial four quarters, we reviewed and analyzed the items described below under “—Assumptions and Considerations.”

We intend to pay dividends every March, June, September and December of each fiscal year to holders of record approximately 15 days prior to the distribution date. Since the dividends on our common stock will not be cumulative, only declared dividends will be paid.

From 2003 to 2007, inclusive, because we were not a public company, we did not pay dividends on our common stock. However, American Water, prior to its acquisition by RWE in 2003, paid dividends to common stockholders in each of the years since it became publicly traded in 1947.

Basis for Initial Dividend Rate — Minimum net cash provided by operating activities and cash available to pay dividends

In determining our intended dividend rate for the initial four quarters we reviewed and analyzed the following factors:

•	our operating and financial performance in recent years,

•	our anticipated debt service requirements,

•	our expected working capital and other cash needs,

•	the borrowing capacity under our credit facilities,

•	the dividend restrictions imposed on our subsidiaries by their indebtedness and our subsidiaries’ ability to make dividend payments, including regulatory constraints,

•	our access to other financing sources to fund capital expenditures, and

•	legal requirements.

We do not as a matter of course make public projections as to future revenues, earnings or other results. However, we have prepared the estimated cash available to pay dividends on outstanding common stock and assumptions set forth below to substantiate our belief that we will have sufficient cash available to pay the initial dividend during the initial four quarters. The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered by us, to the best of our knowledge and belief as of the date of their preparation, to be reasonable and to present our expected course of action and our expected future financial performance, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described in greater detail in the sections entitled “Risk Factors” and “Forward-Looking Statements.” Accordingly, we cannot assure you that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below, and you are cautioned not to place undue reliance on the estimated financial information.

The estimated financial information presents the estimated net cash provided by operating activities that would be sufficient to fund the cash dividends for the initial four quarters and has been prepared by, and is the responsibility of, our management.

Neither PricewaterhouseCoopers LLP, nor any other independent registered public accounting firm, has examined, compiled or performed any procedures with respect to the accompanying estimated financial information contained herein, and neither PricewaterhouseCoopers LLP nor any other independent registered public accounting firm expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this prospectus relates to the Company’s historical financial information. It does not extend to the accompanying estimated financial information. In the view of our management, the estimated financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. The estimated financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the estimated financial information.

We believe that in order to fund dividends on our common stock and comply with our anticipated debt covenants for the initial four quarters at the level described above, our net cash provided by operating activities, including net cash provided by operating activities for our operating subsidiaries, for the initial four quarters would need to be at least $528.9 million as set forth in the following table. As described under “—Assumptions and Considerations” below, we believe that our net cash provided by operating activities for the initial four quarters will be at least equal to our estimated minimum net cash provided by operating activities of $528.9 million, and we have determined that our estimates of capital expenditures and debt amortization payments are reasonable. In order to fund capital expenditures at these levels we will be required to borrow under our existing revolving credit facility or to seek additional financing through a combination of public or private debt and equity offerings.

Amount
(In thousands)
Estimated Cash Available to Pay Dividends Based on Estimated Minimum net cash provided by operating activities: (1)
Estimated minimum net cash provided by operating activities (2)	$528,882
Plus:
Financing to fund capital expenditures, acquisitions and debt amortization (3)	900,000
Less:
Estimated capital expenditures and acquisitions, net of advances	1,207,000
Estimated amortization payments on indebtedness (4)	93,300

Estimated cash available to pay dividends on outstanding common stock	$128,582

Estimated cash dividends (5)	$128,582

The following tables set forth our net cash provided by operating activities and excess cash available to pay dividends for the year ended December 31, 2006, for the nine months ended September 30, 2007, and for the twelve months ended September 30, 2007 on an actual basis and on a pro forma basis to give effect to the Transactions as if they had occurred on January 1, 2006, before one-time transaction expenses and subject to the assumptions described in the table.

	Historical Year Ended December 31, 2006	Pro forma adjustments		Pro forma Year Ended December 31, 2006
	(In thousands)
Cash Available to Pay Dividends: (1)
Net cash provided by operating activities (2)	$323,748	$94,760	(7)	$418,508
Plus:
Other investing activities, net	9,939			9,939
Financing to fund capital expenditures, acquisitions, net (3)	284,921			284,921
Advances and contributions for construction, net of refunds	47,446			47,446
Cash and cash equivalents at beginning of period	65,077			65,077
Less:
Construction expenditures	688,843			688,843
Acquisitions	12,534			12,534

Historical cash available to pay dividends	29,754	94,760	(7)	124,514
Assumed borrowings to fund capital expenditures (6)	98,246			3,486

Excess cash that would have been available to pay dividends	$128,000	$—		$128,000

Intended amount of dividend on common stock (5)	$128,000	$—		$128,000

	Historical Nine Months Ended September 30, 2007	Pro forma adjustments		Pro forma Nine Months Ended September 30, 2007
	(In thousands)
Cash Available to Pay Dividends: (1)
Net cash provided by operating activities (2)	$329,913	$25,327	(7)	$355,240
Plus:
Other investing activities, net	30,428			30,428
Financing to fund capital expenditures, acquisitions, net (3)	248,897			248,897
Advances and contributions for construction, net of refunds	25,645			25,645
Cash and cash equivalents at beginning of period	29,754			29,754
Less:
Construction expenditures	512,434			512,434
Acquisitions	944			944

Historical cash available to pay dividends	$151,259	$25,327	(7)	$176,586

Intended amount of dividend on common stock (5)	$96,000	$—		$96,000

	Historical Twelve Months Ended September 30, 2007	Pro forma adjustments		Pro forma Twelve Months Ended September 30, 2007
	(In thousands)
Cash Available to Pay Dividends: (1)
Net cash provided by operating activities (2)	$393,738	$61,332	(7)	$455,070	(6)
Plus:
Other investing activities, net	46,435			46,435
Financing to fund capital expenditures, acquisitions, net (3)	410,917			410,917
Advances and contributions for construction, net of refunds	46,160			46,160
Cash and cash equivalents at beginning of period	25,328			25,328
Less:
Construction expenditures	769,916			769,916
Acquisitions	1,403			1,403

Historical cash available to pay dividends	$151,259	$61,332	(7)	$212,591

Intended amount of dividend on common stock (5)	$128,000	$—		$128,000

(1)	We intend to fund all dividends with cash from operations, and fund capital expenditures from remaining net cash provided by operating activities (net cash provided by operating activities after dividends) and financing activities.

(2)	Our income and net cash provided by operating activities are entirely dependent upon the results of operations of our subsidiaries. The following table sets forth net cash provided by operating activities for the year ended December 31, 2006 for our regulated subsidiaries in the states where our Regulated Businesses provide services:

Historical Year Ended December 31, 2006
(In thousands)
Net cash provided by operating activities
New Jersey-American Water	$129,220
Pennsylvania-American Water	125,909
Missouri-American Water	30,510
Illinois-American Water	36,558
Indiana-American Water	41,029
California-American Water	14,764
West Virginia-American Water	19,811

Subtotal (Top Seven States)	397,801
Other (a)	(74,053)

Total	$323,748

(a)	Includes approximately $103.3 million of cash interest paid on redeemable preferred stock by American Water.

Our subsidiary dividend policy requires all regulated subsidiaries to pay quarterly dividends of 75% of their net income in the previous quarter. Regulated subsidiary debt agreements prohibit dividend payments in excess of net income that would reduce the subsidiary’s equity below a pre-determined threshold set when the debt was issued; however, our regulated subsidiaries are permitted to lend excess cash to AWCC, and AWCC is permitted to lend this excess cash to other regulated subsidiaries or American Water.

(3)	The water utility industry routinely funds capital expenditures through a combination of periodic debt and equity offerings. It is our judgment that we must maintain our equity to capitalization ratio between 44% and 50% to secure additional financing needed to fund our capital expenditures. During the nine month period ended September 30, 2007, we received capital contributions of $801.1 million (including $100.0 million of non-cash capital contributions of subsidiary debt). Subsequent to September 30, 2007, we received a cash equity contribution of $266.0 million from RWE on December 21, 2007. We intend to secure anticipated financing through a combination of long-term debt issuance, private debt offerings or commercial paper issuances on terms and conditions similar to those in the agreements governing our existing indebtedness. For further information, see “—Liquidity and Capital Resources.”

(4)	We have scheduled debt maturities of $93.3 million during the initial four quarters and do not anticipate additional maturities on indebtedness during the initial four quarters.

(5)	Cash dividend payments on our common stock are intended to be as follows:

	Average Number of Shares	Intended Quarterly Base Dividend Per Share	Dividends
			Quarterly Aggregate	Annual Aggregate
			(In thousands)
Common stock issued and outstanding	160,000,000	$0.20	$32,000	$128,000
Estimated offering per quarter for the initial four quarters	730,000	0.20	146	582

Total	160,730,000		$32,146	$128,582

(6)	If our dividend policy had been in effect for the year ended December 31, 2006, without making any pro forma adjustments other than the proposed payment of dividends, we would not have been able to fund dividends at the level described in this prospectus for the initial four quarters without using excess cash, borrowings under our revolving credit facility or proceeds from additional financings.

(7)	The impact on cash interest expense related to the Transactions, which is defined and further discussed elsewhere in this prospectus, is summarized below. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

	Twelve Months Ended December 31, 2006	Nine Months Ended September 30, 2007	Twelve Months Ended September 30, 2007
	(in thousands)
Issuance of new senior notes	$(95,085)	$(71,314)	$(95,085)
Issuance of RWE redemption notes	(100,122)	(72,310)	(97,341)
Issuance of commercial paper	(22,037)	(16,527)	(22,037)
Redemption of RWE redemption notes	100,122	72,310	97,341
Redemption of RWE notes	11,619	8,506	5,188
Redemption of preferred stock	103,250	81,740	107,552
Redemption of commercial paper	14,125	10,593	14,125
RWE cash equity contribution	82,888	12,329	51,589

Total	$94,760	$25,327	$61,332

Assumptions and Considerations

Based upon a review and analysis conducted by our management, we believe that our net cash provided by operating activities for the initial four quarters will be at least equal to our estimated minimum net cash provided by operating activities of $528.9 million and that we will meet our financial ratios in our borrowing agreements. We considered various factors in determining our intended dividend level for the initial four quarters and establishing our belief concerning the minimum net cash provided by operating activities required to support our dividend policy, including:

•

Net cash provided by operating activities was $458.4 million, $525.4 million and $323.7 million in 2004, 2005 and 2006, respectively, and net cash provided by operating activities for the nine months ended September 30, 2007 was $329.9 million.

•

Our capital expenditures were $526.2 million, $558.4 million and $688.8 million in 2004, 2005 and 2006 respectively, and capital expenditures for the nine months ended September 30, 2007 were $512.4 million.

•

Annualized revenues (assuming constant sales volume) resulting from authorized rate increases, including distribution and other surcharges, granted in 2004, 2005, 2006 and through September 30, 2007 (see “—Results of Operations”).

•	Scheduled maturities on our existing indebtedness will be $93.3 million in the initial four quarters.

•

After giving pro forma effect to our intended dividend rate, we determined that our revolving credit facility would have had sufficient capacity during the three years ended December 31, 2006 to finance any fluctuations in working capital and other cash needs, including the payment of dividends at the intended rate. Our revolving credit facility contains a covenant that requires that we maintain, at the end of each fiscal quarter, a consolidated total debt-to-consolidated total capitalization ratio of not more than 0.70 to 1.0. We do not believe that the payment of dividends at the intended rate during the three years ended December 31, 2006 would have caused us to fail to maintain this ratio.

•

We are currently permitted to fund the payment of dividends from borrowings under our revolving credit facility but intend to use cash from operations as the principal means to fund dividends over the initial four quarters. We do not believe that the payment of dividends at the level described in this prospectus for the initial four quarters would cause us to fail to maintain the consolidated total debt-to-consolidated total capitalization ratio described above.

•

To the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations; however, we do not anticipate any additional debt maturities during the initial four quarters.

•	We may have access to other potential sources of liquidity, including the issuance of additional debt and equity in capital markets transactions.

•

Our ability to pay dividends will depend on the earnings and distributions of funds from our operating subsidiaries, and we cannot be certain that our operating subsidiaries will generate sufficient cash flow from operations, or have sufficient surplus or net profits, as the case may be, to make cash contributions to us in an amount sufficient to enable us to pay dividends; these distributions are also regulated.

•	The amount of dividends our subsidiaries may distribute is restricted by the agreements governing their indebtedness.

We have also assumed:

•

that our general business climate, including such factors as customer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods;

•	that our operating expenses and gross margins will not differ materially from previous periods relative to our net revenues;

•	that we will have access to debt markets on terms and conditions similar to those in the agreements governing our existing indebtedness;

•	that LIBOR, on which interest under a number of agreements governing our indebtedness is determined, will not increase beyond currently anticipated amounts; and

•

the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

As noted above, we have estimated our initial dividend level and the minimum net cash provided by operating activities required to pay dividends at that level only for the initial four quarters. We cannot assure you that we will pay dividends during or following that period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the net cash provided by our operating activities. We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we will be required to borrow under our revolving credit facility or to seek additional financing and would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. Management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from, or change, our dividend policy at any time.

Restrictions on Payment of Dividends

Delaware Law

Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will have sufficient net profits or surplus to pay dividends at the anticipated levels during the initial four quarters, our board of directors will seek periodically to assure itself of this before actually declaring any dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

Our Subsidiary Indebtedness and Future Indebtedness

Our existing indebtedness is issued by our finance subsidiary, AWCC, and by our operating subsidiaries. Some of the agreements governing the indebtedness of our operating subsidiaries restrict the ability of the operating subsidiaries to pay dividends and make distributions where this would cause them to fail to maintain certain debt-to-equity ratios. Our revolving credit facility contains a covenant that requires that we maintain, at the end of each fiscal quarter, a consolidated total debt-to-consolidated total capitalization ratio of not more than 0.70 to 1.0.

We and our subsidiaries are permitted to incur future indebtedness under the terms of the agreements governing our existing indebtedness, and any such future indebtedness may further restrict or prohibit the payment of dividends. See “Description of Certain Indebtedness.”

Critical Accounting Policies and Estimates

The application of critical accounting policies is particularly important to our financial condition and results of operations and provides a framework for management to make significant estimates, assumptions and other judgments. Although our management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on our financial condition and results of operations as reflected in our consolidated financial statements.

Our financial condition, results of operations and cash flow are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Our management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with our Audit Committee. In addition, our management has also reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

Regulatory Accounting

Our regulated utility subsidiaries are subject to regulation by state PUCs and the local governments of the states in which they operate. As such, we account for these regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” which we refer to as SFAS No. 71, which requires us to reflect the effects of rate regulation in our financial statements. Use of SFAS No. 71 is applicable to utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates. As of December 31, 2006, we had concluded that the operations of our regulated subsidiaries meet the criteria. If it is concluded in a future period that a separable portion of the businesses no longer meets the criteria, we are required to eliminate the financial statement effects of regulation for that part of the business, which would include the elimination of any or all regulatory assets and liabilities that had been recorded in the consolidated financial statements. Failure to meet the criteria of SFAS No. 71 could materially impact our consolidated financial statements as a one-time extraordinary item and through impacts on continuing operations.

Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow for recovery through rates charged to customers. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred. As of December 31, 2006, we have recorded $587.2 million of net regulatory assets within our consolidated financial statements. Also, at December 31, 2006, we had recorded $166.9 million of regulatory liabilities within our consolidated financial statements. See Note 6 of the Notes to Consolidated Financial Statements for further information regarding the significant regulatory assets.

For each regulatory jurisdiction where we conduct business, we continually assess whether the regulatory assets and liabilities continue to meet the criteria for probable future recovery or settlement. This assessment includes consideration of factors such as changes in applicable regulatory environments, recent rate orders to other regulated entities in the same jurisdiction, the status of any pending or potential deregulation legislation and the ability to recover costs through regulated rates.

Goodwill

As of December 31, 2006, we had $2,962.5 million of goodwill. The goodwill is associated primarily with the acquisition of American Water by an affiliate of RWE in 2003 and the acquisition of E’Town Corporation in 2001, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and was assigned to reporting units based on the fair values at the date of the acquisition. The Regulated Businesses have been aggregated and deemed a single reporting unit because they have similar economic characteristics. In the Non-Regulated Businesses segment, the business is organized into eight reporting units.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which we refer to as SFAS 142, goodwill is reviewed annually, or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for impairment, we utilize discounted estimated future cash flows and comparable public company market data analyses for the regulated segment to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit, the discount rate assumed and the change in market data in these calculations. Annual impairment reviews are performed in the fourth quarter. Application of the goodwill impairment test requires management’s judgments, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. In addition, we will need to consider the market price of our common stock at the offering date or a decline over a period of time of our stock price following the consummation of this offering.

For the years ended December 31, 2006, 2005 and 2004, we determined that our goodwill was impaired and recorded impairments of $227.8 million, $396.3 million and $192.9 million, respectively, including impairment charges from discontinued operations (See Note 18—Goodwill and Intangible Assets of the Notes to our Consolidated Financial Statements.) Our annual goodwill impairment test is conducted during the fourth quarter. We have processes to monitor for interim triggering events. During the third quarter of 2007, as a result of our debt being placed on review for a possible downgrade and the proposed RWE Divestiture, management determined at that time that it was appropriate to update its valuation analysis before the next scheduled annual test.

Based on this assessment, we performed an interim impairment test and recorded an impairment charge to goodwill to our Regulated Businesses in the amount of $243.3 million in the third quarter of 2007. The decline was primarily due to a slightly lower long-term earnings forecast caused by updated customer demand and usage expectations and expectations for timing of capital expenditures and rate recovery.

We have not completed our annual goodwill impairment test for 2007. However, based upon preliminary indications, we expect to record an additional goodwill impairment charge to the Regulated Businesses reporting unit in an amount ranging from $250.0 million to $300.0 million during the fourth quarter of 2007. We determined that an impairment had occurred based upon new information regarding our market value. We incorporated this indicated market value into our valuation methodology and, based on preliminary results, believe an additional impairment to our carrying value is needed.

We may be required to recognize additional impairments in the future due to, among other things, a decline in the market value of our stock, a decline in our forecasted results as compared to the business plan, changes in interest rates or a change in rate case results. Further recognition of additional material impairments of goodwill would negatively affect our results of operations and total capitalization. It is reasonably possible that further goodwill impairment charges will be required depending upon changes in market conditions or circumstances, the effect of which could be material and could make it more difficult for us to secure financing on attractive terms and maintain compliance with our debt covenants.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill which is discussed above, include land, buildings, equipment and long-term investments. Long-lived assets, other than investments, land and goodwill, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, we estimate the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and compares that to the carrying value of the asset. If the carrying value is greater than the fair value, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on the consolidated financial statements.

The long-lived assets of the regulated utility subsidiaries are grouped on a separate entity basis for impairment testing as they are integrated state-wide operations that do not have the option to curtail service and generally have uniform tariffs. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

We performed a valuation of long-lived assets, other than investments and goodwill, as of December 31, 2006, 2005 and 2004. As a result of the impairment analyses, we recorded pretax charges of $24.0 million and $23.0 million including impairments recorded associated with discontinued operations for the years ended December 2005 and 2004, respectively. No impairment charges were recorded in 2006. The impairments primarily resulted from lower than expected growth, slower development compared with original expectations and changes in the value of a building with a carrying value that exceeded its fair value. These charges are included in impairment charges in the statements of operations. The remaining values as of December 31, 2006, 2005 and 2004 were determined to be appropriate.

The fair values of long-term investments are dependent on the financial performance and solvency of the entities in which we invest, as well as volatility inherent in the external markets. In assessing potential impairment for these investments, we consider these factors and in one case also receive annual appraisals. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. We determined the values of long-term investments were appropriate for the years ended December 31, 2006, 2005 and 2004.

Revenue Recognition

Revenues of the regulated utility subsidiaries are recognized as water and wastewater services are delivered to customers and include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period. Unbilled revenues as of December 31, 2006 and 2005 were $123.2 million and $106.0 million, respectively. Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in customer classes in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the estimated unbilled revenue; however, since the majority of our customers are billed on a monthly basis, total operating revenues would remain materially unchanged.

Revenue from non-regulated operations is recognized as services are rendered. Revenues from certain construction projects are recognized over the contract term based on the estimated percentage of completion during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenues recognized during the period in excess of billings on construction contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on construction contracts are recorded as other current liabilities on the balance sheet until the recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined.

Accounting for Income Taxes

We participate in a consolidated federal income tax return for United States tax purposes. Members of the consolidated group are charged with the amount of federal income tax expense determined as if they filed separate returns.

We estimate the amount of income tax payable or refundable for the current year and the deferred income tax liabilities and assets that results from estimating temporary differences resulting from the treatment of certain items, such as depreciation, for tax and financial statement reporting. These differences result from the recognition of a deferred tax asset or liability on our consolidated balance sheet and require us to make judgments regarding the probability of the ultimate tax impact of the various transactions we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realization of future tax benefits. Actual income taxes could vary from these estimates and changes in these estimates can increase income tax expense in the period that these changes in estimate occur.

Accounting for Pension and Postretirement Benefits

We maintain noncontributory defined benefit pension plans covering substantially all non-union employees of our regulated utility and shared service operations. The pension plans have been closed for any employees hired on or after January 1, 2006. Union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006 will be provided with a 5.25% of base pay defined contribution plan. We also maintain postretirement benefit plans for eligible retirees. The retiree welfare plans are closed for union employees hired on or after January 1, 2006. The plans had previously closed for non-union employees hired on or after January 1, 2002. We follow the guidance of SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” when accounting for these benefits. In addition, we adopted the recognition and disclosure requirements of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006. See Note 6—Pension and Other Postretirement Benefits of the Notes to Consolidated Financial Statements for further information regarding the accounting for the defined benefit pension plans and postretirement benefit plans.

Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition in earnings of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of costs over the working lives of the employees who benefit under the plans. The primary assumptions are:

•

Discount Rate—The discount rate is used in calculating the present value of benefits, which are based on projections of benefit payments to be made in the future. The objective in selecting the discount rate is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the accumulated benefits when due;

•

Expected Return on Plan Assets—Management projects the future return on plan assets considering prior performance, but primarily based upon the plans’ mix of assets and expectations for the long-term returns on those asset classes. These projected returns reduce the net benefit costs we record currently;

•	Rate of Compensation Increase—Management projects employees’ annual pay increases, which are used to project employees’ pension benefits at retirement; and

•	Health Care Cost Trend Rate—Management projects the expected increases in the cost of health care.

In selecting a discount rate for our pension and postretirement benefit plans, a yield curve was developed for a portfolio containing the majority of United States-issued Aa-graded non-callable (or callable with make-whole provisions) corporate bonds. For each plan, the discount rate was developed as the level equivalent rate that would yield the same present value as using spot rates aligned with the projected benefit payments. The discount rate for determining both pension benefit obligations and other postretirement benefit obligations was 5.65%, 6.00% and 6.25% at December 31, 2006, 2005 and 2004, respectively.

In selecting an expected return on plan assets, we considered tax implications, past performance and economic forecasts for the types of investments held by the plans. The long-term expected rate of return on plan assets (EROA) assumption used in calculating pension cost was 8.25% for 2006 and 8.75% for 2005 and 2004. The weighted average EROA assumption used in calculating other postretirement benefit costs was 7.95% for 2006, and 8.40% in 2005 and 2004.

In selecting a rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2006, the Company’s rate of compensation increase was 4.25% for 2006 and 2005 and 4.75% for 2004.

In selecting health care cost trend rates, we consider past performance and forecasts of increases in health care costs. Our health care cost trend rate used to calculate the periodic cost was an increase of 10.0% for 2006 compared to the rate used for 2005, gradually declining to increases of 5.0% in years 2011 and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. The health care cost trend rate is based on historical rates and expected market conditions. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Change in Actuarial Assumption	Impact on Other Postretirement Benefit Obligation at December 31, 2006	Impact on 2006 Total Service and Interest Cost Components
Increase assumed health care cost trend by 1%	$56,263	$6,124
Decrease assumed health care cost trend by 1%	$(46,710)	$(4,985)

We will use a discount rate and EROA of 8% and 5.9%, respectively, for estimating our 2007 pension costs. Additionally, we will use a discount rate and expected return on plan assets of 8% and 5.9%, respectively, for estimating our 2007 other postretirement benefit costs.

The assumptions are reviewed annually and at any interim remeasurement of the plan obligations. The impact of assumption changes is reflected in the recorded pension and postretirement benefit amounts as they occur, or over a period of time if allowed under applicable accounting standards. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. As these assumptions change from period to period, recorded pension and postretirement benefit amounts and funding requirements could also change.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141 (revised 2007), “Business Combinations,” which we refer to as SFAS 141R, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose to investors and other users the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We are in the process of evaluating what, if any, effect adoption of SFAS 141R may have on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which we refer to as SFAS 160, which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” by requiring all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and the interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of evaluating what, if any, effect adoption of SFAS 160 may have on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board, which we refer to as FASB, issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” which we refer to as SFAS 159. This standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard will be effective for us on January 1, 2008. We are currently evaluating the effect, if any, that the adoption of SFAS 159 will have on our results of operations, financial position and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which we refer to as SFAS 158. This statement requires the recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and transition obligations and assets that have not been recognized in net periodic benefit cost under previous accounting standards will be recognized as a regulatory asset for the portion of the underfunded liability that meets the recovery criteria prescribed in SFAS 71 and as accumulated other comprehensive income, net of tax effects, for that portion of the underfunded liability that does not meet SFAS 71 regulatory accounting criteria. We adopted the recognition and disclosure requirements of the statement on December 31, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the expected impact on its financial statements of adopting SFAS 157. In December 2007, the FASB proposed FASB Staff Position (FSP) FAS 157-b to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized at fair value on a nonrecurring basis. The comment deadline for FSP FAS 157-b was January 16, 2008. In November 2007, the FASB issued proposed FSP SFAS 157-a—Application of FASB Statement No. 157 to FASB Statement No. 13 And Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions. The comment deadline on this proposed FSP was January 4, 2008. The Company is currently evaluating the effects of these recent developments.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which we refer to as SAB 108. SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the fiscal year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which we refer to as FIN 48, an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when we determine that it is more-likely-than-not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted it as required on January 1, 2007 and it did not have a significant effect on our results of operations or financial position.

During 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation),” which we refer to as EITF 06-3. The Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and that the presentation of such taxes is an accounting policy that should be disclosed. Our accounting policy is to present these taxes on a net basis (excluded from revenues).

See Note 2—Significant Accounting Policies in the notes to the audited consolidated financial statements for a discussion of new accounting standards recently adopted or pending adoption.

BUSINESS

Our Company

Founded in 1886, we are the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 7,000 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada. In 2006, we generated $2,093.1 million in total operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, and $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations, and a net loss of $162.2 million.

For 2006 and for the nine months ended September 30, 2007, our Regulated Businesses generated $1,854.6 million and $1,499.8 million, respectively, in operating revenue, which accounted for 88.6% and 90.3%, respectively, of total operating revenue. For the same periods, our Non-Regulated Businesses generated $248.5 million and $175.2 million, respectively, in operating revenue, prior to inter-segment eliminations, which accounted for 11.9% and 10.6%, respectively, of consolidated operating revenue.

Our History as a Public Company

We were founded in 1886 as the American Water Works & Guarantee Company, for the purposes of building and purchasing water systems in McKeesport, Pennsylvania. In 1935, the Company was reorganized under its current name, and in 1947 the common stock of the Company became publicly traded on the New York Stock Exchange. Prior to being acquired by RWE in 2003, we were the largest publicly traded water utility company in the United States.

Our Acquisition by RWE

In 2003, we were acquired by RWE and became a private company. The RWE acquisition resulted in certain changes in our business. For example, our operations and management were managed through Thames Water. Also, we agreed not to file rate cases with certain state PUCs for specified periods of time as a condition of the acquisition. All rate stay-out provisions have expired. In 2005, RWE decided to divest American Water through the sale of shares in one or more public offerings.

Corporate & Industry Milestones

Year	Event

1886	Founding of American Water as the American Water Works & Guarantee Company

1935	Reorganizes as American Water Works Company, Inc. in response to the Public Utility Company Holding Act

1947	First listing of common stock on the New York Stock Exchange under the symbol “AWK”

1958	Acquires operations in Connecticut, Massachusetts and New Hampshire

1962	Acquires contract operations and water systems in Maryland, Pennsylvania and New Jersey through merger with Northeastern Water Company

1965	Purchases the water utility assets of Southern Gas and Water Company in West Virginia

1966	Purchases the water utility assets of California Water & Telephone Company Joins Fortune magazine’s list of 50 largest United States public utility companies

Year	Event
1969	Acquires Paradise Valley Water Company in Arizona

1972	Passage of Clean Water Act

1972	Western Pennsylvania Water Company formed through merger of 17 operating subsidiaries

1974	Passage of Safe Drinking Water Act

1986	Acquires operations in New Mexico from Southwest Public Service Company

1989	Western Pennsylvania Water Company and Keystone Water Company merge to form Pennsylvania American Water Company

1993	Acquires operations in Indiana, Missouri and Ohio from Avatar Holdings

1996	Acquires the water service assets of Pennsylvania Gas & Water Company

1998	Acquires wastewater operations in Hawaii

1999	Acquires National Enterprises Inc. with operations in Missouri, Illinois, Indiana and New York

2000	Acquires water utilities in Missouri, Indiana, Illinois and Virginia from United Water Resources

2001	Acquires Azurix North America Corporation RWE signs an agreement to acquire the Company

2002	Acquires water subsidiaries of Citizens Communications Company in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania

2003

RWE completes acquisition of the Company

RWE combines the Company with the United States operations of Thames Water (including E’Town Corporation, Inc.) to form the North American Water reporting unit of RWE Thames Water

2005	RWE announces its intention to divest the Company

Regulated Businesses Overview

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. Our subsidiaries that provide these services are generally subject to economic regulation by the state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters. We report the results of this business in our Regulated Businesses segment.

The following charts set forth operating revenue and customers, respectively, for 2006 for the states in which our Regulated Businesses provide services:

Regulated Businesses Operating Revenue (dollars in millions)	Regulated Businesses Customers

Non-Regulated Businesses Overview

We also provide services that are not subject to economic regulation by state PUCs through our Non-Regulated Businesses. Our Non-Regulated Businesses include our:

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Contracts Operations Group, which enters into public/private partnerships, including O&M, and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers;

•	Applied Water Management Group, which works with customers to design, build and operate small water and wastewater treatment plants; and

•	Homeowner Services Group, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes.

We report the results of these lines of business in our Non-Regulated Businesses segment. For 2006, operating revenue for our Non-Regulated Businesses was $248.5 million, prior to inter-segment eliminations, accounting for 11.9% of total operating revenue for the same period.

Our Industry

Overview

The United States water and wastewater industry has two main segments: (i) utility, which involves supplying water and wastewater services to consumers, and (ii) general services, which involves providing water- and wastewater-related services to water and wastewater utilities and other customers on a contract basis.

The utility segment includes municipal systems, which are owned and operated by local governments or governmental subdivisions, and investor-owned systems. Government-owned systems make up the vast majority of the United States water and wastewater utility segment, accounting for approximately 84% of all United States community water systems and approximately 98% of all United States community wastewater systems. Investor-owned water and wastewater systems account for the remainder of the United States water and wastewater community water systems. Growth of service providers in the utility segment is achieved through acquisitions, including tuck-ins, of other water and wastewater systems and organic growth of the population served by such providers.

The utility segment is characterized by high barriers to entry, including high capital spending requirements. Investor-owned water and wastewater utilities also face regulatory approval processes in order to do business, which may involve obtaining relevant operating approvals, including certificates of public convenience and necessity (or similar authorizations) from state PUCs. Investor-owned water and wastewater systems are generally economically regulated by the state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters for both investor-owned and government-owned water and wastewater utilities.

The general services segment includes engineering and consulting companies and numerous other fee-for-service businesses. These include the building and operating of water and wastewater utility systems, system repair services, lab services, sale of water infrastructure and distribution products (such as pipes) and other specialized services. The general services segment is characterized by aggressive competition and market-driven growth and profit margins.

The aging water and wastewater infrastructure in the United States is in constant need of modernization and facilities replacement. Increased regulations to improve water quality and the management of wastewater discharges, which began with passage of the Clean Water Act in 1972 and the Safe Drinking Water Act in 1974, have been among the primary drivers of the need for modernization. The EPA estimates that approximately $277 billion of capital spending will be necessary between 2003 and 2022 to replace aging infrastructure and to comply with quality standards to ensure quality water systems across the United States. In addition, the EPA estimates that approximately $388 billion of capital spending will be necessary between 2000 and 2019 to replace aging infrastructure and ensure quality wastewater systems across the United States.

The following chart sets forth estimated capital expenditure needs through 2022 for United States water systems:

Capital expenditures related to municipal water supply, treatment and distribution and wastewater collection and treatment facilities are typically funded by water and wastewater rates, taxes or the issuance of bonds. However, raising large amounts of funds is challenging for municipal water utilities, which impacts their ability to increase capital spending. In order to meet their capital spending challenges, many municipalities are examining a combination of privatizations and partnerships with the private sector. Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to the private sector. Partnerships between municipalities and the private sector include DBO contracts, own, operate and transfer contracts and own, leaseback and operate contracts. Under these types of contracts, the municipality maintains ownership of the water system and the private sector takes responsibility for managing and operating the system.

Fragmentation and Consolidation

The utility segment of the United States water and wastewater industry is highly fragmented, with approximately 53,000 community water systems and approximately 16,000 community wastewater facilities, according to the EPA. As shown in the charts below, the majority of the approximately 53,000 community water systems are very small, serving a population of 500 or less.

The following charts set forth the total United States water industry by system type and the total population served by system type, respectively, for 2005:

Number of United States Water Systems by Type:*	United States Population Served by Water System Type:*

This large number of relatively small water and wastewater utilities results in inefficiencies in the marketplace, since smaller utilities may not have the operating expertise, financial and technological capability or economies of scale to provide services or raise capital as efficiently as larger utilities. These inefficiencies may lead to industry consolidation in the future, as the larger investor-owned utilities acquire smaller, local water and wastewater systems. Larger utilities that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to both water and wastewater systems. In addition, water and wastewater utilities with large customer bases spread across broad geographic regions may more easily absorb the impact of adverse weather, such as droughts, excessive rain and cool temperatures in specific areas.

Larger utilities are able to spread overhead expenses over a larger customer base, thereby reducing the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower unit costs and improve service at the same time.

Water and Wastewater Rates

Investor-owned water and wastewater utilities generate operating revenue from customers based on rates that are established by state PUCs through a rate-setting process that may include public hearings, evidentiary hearings and the submission by the utility of evidence and testimony in support of the requested level of rates. In evaluating a rate case, state PUCs typically focus on five areas: (i) the amount and prudence of investment in facilities considered “used and useful” in providing public service; (ii) the operating and maintenance costs and taxes associated with providing the service (typically by making reference to a representative 12-month period of time, known as a test year); (iii) the appropriate rate of return; (iv) the tariff or rate design that allocates operating revenue requirements equitably across the customer base; and (v) the quality of service the utility provides, including issues raised by customers.

For most consumers, water and wastewater bills make up a relatively small percentage of household expenditures compared to other utility services.

The following chart sets forth the relative cost of water in the United States as a percentage of total household utility expenditures:

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Market leader with broad national footprint and strong local presence. We are the largest and most geographically diversified investor-owned water and wastewater utility company in the United States. With operations in 32 states and Ontario, Canada, we serve a population of approximately 16.2 million people, which we estimate is approximately 5 times the population served by the next largest investor-owned water and wastewater company in the United States. Our scale and geographic scope enable us to capitalize effectively on growth opportunities across our service areas, while helping to insulate us from adverse conditions in any one geographic area.

•	Regulatory, weather and economic diversity. State regulatory decisions, regional droughts and floods and local and regional economic downturns can have a major effect on geographically concentrated water and wastewater utilities. Our presence in numerous jurisdictions and localities across the United States promotes more stable and predictable financial performance across our overall business.

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Economies of scale. As the largest investor-owned water and wastewater utility company in the United States, our Regulated Businesses span 356 individual service areas and include approximately 45,000 miles of distribution and collection mains, 84 surface water treatment plants, 655 groundwater treatment plants and 41 wastewater treatment facilities. Our scale and long-standing history with suppliers provide us with a competitive advantage in procuring goods and services reliably and economically, which enables us to provide high quality, cost-effective service to our customers and allows us to economically employ industry experts to serve all our systems. In addition, our experience in operating utilities in many jurisdictions results in the identification and application of best practices across the entire company.

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Active community involvement supports customer satisfaction. We establish an active presence in the local communities where we operate, supported by strong, ongoing community relations and corporate responsibility. We work closely with these communities to help create detailed water development plans, collaborate on growth initiatives and implement various water infrastructure and conservation projects. We are involved in local charities, schools and community organizations. In 2006, we donated approximately $1.7 million to a wide array of charitable projects in communities that we serve. This strong local presence and community involvement complements our high quality service and helps us to achieve high levels of customer satisfaction. We work with internal and external audiences to develop and support activities that contribute to a responsible business and to achieve high economic, social and environmental standards while balancing the needs of our key stakeholders through a multi-faceted corporate responsibility approach. See “Business—Community Relations.”

Regulated Businesses provide financial stability. Our core Regulated Businesses, which consist of locally managed utility subsidiaries that generally are economically regulated by the states in which they operate, accounted for approximately 88.6% of our consolidated operating revenue in 2006. Our Regulated Businesses provide a high degree of financial stability because (i) high barriers to entry provide limited protection from competitive pressures, (ii) economic regulation promotes predictability in financial planning and long-term performance through the rate-setting process and (iii) our largely residential customer base promotes consistent operating results.

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Barriers to entry. Generally, water and wastewater utilities operate pursuant to certificates of public convenience and necessity (or similar authorizations) issued by the state PUC in which they operate, which creates a barrier to entry. The requirement to hold such a certificate typically prevents investor-owned water and wastewater utilities from competing with us in our authorized areas. In addition, the high cost of constructing a new water or wastewater system generally inhibits competitive entry into our markets, including by municipal or government-owned utilities, which must either construct new systems or convert our assets to public ownership in order to compete directly with us in our authorized areas. Both of these factors provide a framework that allows us to operate our Regulated Businesses on a predictable and consistent basis.

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Economic regulation. Economic regulation in the water and wastewater utility industry exists as a substitute for competition. The primary regulatory model used by state PUCs involves a determination of an applicable rate base (consisting of allowed investments made in infrastructure), the recovery of prudently incurred operating expenses and an opportunity to earn an appropriate rate of return on our invested capital and a return of our invested capital. This model allows us to project our return on our investment and a return of our investment and recovery of expenses and promotes predictability in financial planning and long-term performance of our Regulated Businesses.

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Residential customer base. Residential customers accounted for approximately 91% of the total customers served by our Regulated Businesses and approximately 61% of total operating revenue for our Regulated Businesses in 2006. Residential usage of water tends to be stable because residential customers need water for daily health and sanitary needs regardless of economic or other external factors. In addition, residential customers generally do not have the option of switching to another service provider. For these reasons, residential customers represent a stable customer platform, generating consistent operating results for our company over time and across our geographic service areas.

Experience in securing appropriate rates of return and promoting constructive regulatory frameworks. We seek an appropriate rate of return on our investment and a return of our investment and recovery of prudently incurred operating expenses from state PUCs in the form of rate increases. We have a strong track record of providing reliable service at cost-effective rates, which has typically resulted in high customer satisfaction and has generally allowed us to maintain positive relations with local communities and regulators. We have generally been granted rate relief in a timely manner after application, and prior to our acquisition by RWE we often were successful in securing appropriate rate relief when we filed rate cases. In the period following RWE’s acquisition of the Company, as a condition to the approval of the acquisition, we agreed with certain state PUCs that we would not file rate cases for specified periods of time, also known as rate stay-outs. All rate stay-out provisions have expired.

A number of states in which our Regulated Businesses operate have adopted efficient rate policies, including some form of single tariff pricing, forward-looking test years or infrastructure surcharges. Pennsylvania, New Jersey, West Virginia, Ohio, Indiana and Illinois are examples of states that have adopted a full or partial single rate policy, under which all customers in a state or certain regions within a state are charged utilizing a single rate structure, regardless of which of our individual systems serves them. The single tariff structure is based on costs that are determined on a statewide or intra-state regional basis, thereby moderating the impacts of periodic fluctuations in local costs while lowering administrative costs for us and our customers. In addition, a number of states in which we operate allow utilities to utilize some form of forecast or forward-looking test year and Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio are examples of states that have permitted some form of infrastructure surcharge for investments to replace aging infrastructure. Forward-looking test years and infrastructure surcharges reduce the regulatory lag associated with the traditional method of recovering rates from state PUCs through lengthy rate cases based on historical information. The forward-looking test year mechanism allows us to earn on a more timely basis a return of our current or projected costs and a rate of return on our current or projected invested capital and other “known and measurable changes” in our business. The infrastructure surcharge mechanism allows our rates to be adjusted and charged to customers outside the context of a general rate proceeding for pre-specified portions of our capital expenditures to replace aging infrastructure closer to the time these expenses are incurred. These constructive regulatory mechanisms encourage us to maintain a steady capital expenditure program to repair and improve water and wastewater systems as needed by reducing the regulatory lag on the recovery of prudent expenditures.

Significant growth opportunities with a low risk business profile. We believe we are well positioned to benefit from favorable industry dynamics in the water and wastewater sectors, which provide significant opportunities for future growth in both our Regulated Businesses and complementary Non-Regulated Businesses.

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Replacement of aging infrastructure. The EPA estimates that approximately $277 billion of capital spending will be needed between 2003 and 2022 to replace aging water infrastructure and comply with stricter water quality standards, and the EPA estimates that approximately $388 billion will be needed between 2000 and 2019 to replace aging wastewater infrastructure. We intend to invest capital prudently to enable us to continue to provide essential services to our regulated water and wastewater utility customers.

In addition, approximately 84% of community water systems are owned by municipalities or government entities that have varying access to financial resources and may have less extensive experience with large construction programs. In order to meet their capital spending challenges, we believe that municipalities will increasingly examine a range of strategies, including privatizations and partnerships with the private sector. We have successfully developed expertise in managing large capital investment projects and programs as an owner-operator and have an established track record of investing to upgrade, replace and add new pipes, treatment and pumping facilities and other water system infrastructure. In addition, we have experience designing, building and operating water treatment plants, which treat water from major rivers as well as lakes, reservoirs and groundwater sources within the United States. Our experience and resources position us favorably to partner with municipalities to upgrade and manage their infrastructure projects.

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Fragmented industry provides consolidation opportunities. With approximately 53,000 community water systems and roughly 16,000 community wastewater systems in the United States, the water and wastewater industry is significantly more fragmented than the other major utility industries. We expect the factors driving industry consolidation to increase in the future. These include economies of scale, environmental regulations, capital investment needs and need for technical and regulatory expertise. With the presence of our Regulated Businesses in 20 states, we have a large platform on which to grow both organically and through consolidation of this fragmented market. Historically, we have been able to successfully identify, acquire and integrate water and wastewater systems.

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Opportunities for non-regulated growth. Our expertise and geographic diversity increases our ability to make opportunistic investments in non-regulated businesses that are complementary to our Regulated Businesses. Our national footprint and public/private partnership experience, including O&M, military and DBO contracts and services, position us to participate in existing and emerging non-regulated water businesses. These include contracting for the supply and treatment of water and wastewater with the United States military, for which we operate and maintain the water and wastewater networks at Forts Leavenworth, Sill and Rucker and for which we have been awarded contracts at Fort A.P. Hill and Scott Air Force Base.

Experienced senior management team. Our three senior managers have an average of 27 years of experience in the utilities industry. Donald L. Correll, our President and Chief Executive Officer, Ellen C. Wolf, our Senior Vice President and Chief Financial Officer, and John S. Young, our Chief Operating Officer, have all held senior management positions at publicly traded companies. Our 14 state presidents have an average of 25 years of experience in the utilities industry.

Industry leader in water quality, testing and research. As the largest investor-owned United States water and wastewater utility company, we are experts in water quality testing, compliance and treatment and have established and own industry-leading water testing facilities. Our technologically advanced quality control and testing laboratory in Belleville, Illinois is certified in 23 states and Puerto Rico. Our laboratories and other facilities perform more than one million water quality tests per year.

Our Strategy

Our goal is to consistently provide customers with safe, high quality drinking water and reliable water and wastewater services. Our business strategies include:

•	continuing to invest prudently in regulated water and wastewater infrastructure projects;

•	earning an appropriate rate of return on our investments from state PUCs;

•	growing our Regulated Businesses through acquisitions; and

•	continuing to pursue public/private partnerships, including O&M and military contracts and services and other non-regulated businesses that are complementary to our Regulated Businesses.

Continue our prudent investment in regulated infrastructure projects. We intend to invest capital prudently to enable us to continue to provide essential services to our regulated water and wastewater utility customers, while working with regulators in the various states in which we operate to have the opportunity to earn an appropriate rate of return on our investment and a return of our investment.

Over the next five years, we estimate that Company-funded capital investment will total between approximately $4,000 and $4,750 million. We anticipate spending between approximately $800 and $950 million yearly on Company-funded capital investment for the foreseeable future, depending upon the timing of major capital projects. Our capital investment includes both infrastructure renewal programs, where we replace existing infrastructure, as needed, and construction of facilities to meet new customer growth. Over the next five years, we estimate we will invest approximately $1,700 million to replace aging infrastructure including mains, meters, and supply and treatment facilities. We estimate that we will invest approximately $1,300 million in facilities to serve new customer growth over this same period. In addition, we estimate that complying with water quality standards and other regulatory requirements will require approximately $750 million of investment over the same period. Projects to enhance system reliability, security, and efficiency, or to meet other needs are projected to account for approximately an additional $500 million of investment over the same period.

The charts below set forth our estimated percentage of projected capital expenditures for 2007 to 2011 by purpose of investment and by asset type, respectively:

Earn an appropriate rate of return on our investments. A critical competency of a regulated utility is filing and completing rate cases with state PUCs. We will focus on the timely filing and completion of these rate cases in order to earn an appropriate return on our investments and to obtain recovery of prudently incurred expenses.

Grow our Regulated Businesses through acquisitions. We intend to continue to expand our regulated footprint geographically by acquiring water and wastewater systems in our existing markets and certain markets in the United States where we do not currently operate our Regulated Businesses. Our experienced development team evaluates potential acquisition targets across the country, particularly in higher-growth areas. Before entering new markets, we will evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards. These acquisitions may include large acquisitions of companies that have operations in multiple markets.

We also intend to continue to grow our regulated footprint through tuck-in acquisitions of small water and/or wastewater systems, typically serving fewer than 10,000 customers, in close geographic proximity to where we currently operate our Regulated Businesses. Tuck-ins allow us to integrate systems, operations and management and achieve efficiencies.

Continue to pursue complementary businesses. While our business mix will continue to focus predominantly on regulated activities, we are pursuing opportunities in non-regulated businesses that are complementary to our Regulated Businesses and our capabilities. We plan to focus on our public/private partnerships, including O&M and military contracts and services. We intend to capitalize on our O&M expertise as well as our existing municipal and government relationships to identify and bid for new ventures that have attractive risk and return characteristics. We also intend to continue to expand our non-regulated Homeowner Services business, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes, in areas within and beyond our existing regulated footprint.

Our Regulated Businesses

Overview of Networks, Facilities and Water Supply

Our Regulated Businesses operate in approximately 1,625 communities spread out across 356 individual service areas in 20 states in the United States. Our primary operating assets include 84 surface water treatment plants, 655 groundwater treatment plants, 1,013 groundwater wells, 41 wastewater treatment facilities, 921 treated water storage facilities, 1,268 pumping stations, 99 dams and approximately 45,000 miles of mains and collection pipes, 40,000 miles of which are water mains and 5,000 miles of which are sewer mains. We own substantially all of the assets used by our Regulated Businesses.

We generally own the land and physical assets used to store, extract and treat source water. Typically, we do not own the water itself, which is held in public trust and is allocated to us through contracts and allocation rights granted by federal and state agencies or through the ownership of water rights pursuant to local law. Sources of supply are seasonal in nature and weather conditions can have a pronounced effect on supply. In connection with supply planning for most surface or groundwater sources, we employ sophisticated models to determine safe yields under different rainfall and drought conditions. Surface and groundwater levels are routinely monitored for all supplies so that supply capacity may be predicted and, as needed, mitigated through demand management and additional supply development.

The following chart sets forth the sources of water supply for our Regulated Businesses for 2006 by volume:

The level of water treatment that we apply varies significantly depending upon the quality of the water source. Surface water sources, such as rivers, typically require significant filtration, while some groundwater sources, such as aquifers, require chemical treatment only. In addition, a small amount of treated water is purchased from neighboring water purveyors. Treated water is transported through an extensive transmission and distribution network, which includes underground pipes, above ground storage facilities and numerous pumping facilities with the ultimate distribution of the treated water to the customers’ premises. We also have installed meters to measure the water that we deliver through our distribution network. We employ a variety of methods of meter reading to monitor consumption, ranging from basic mechanical meters read by traveling meter readers to remote “drive-by” electronic meter reading equipment. The majority of new meters are able to support future advances in electronic meter reading.

The provision of wastewater services involves the collection of wastewater from customers’ premises through sewer lines. The wastewater is then transported through a sewer network to a treatment facility where it is treated to meet required effluent standards. The treated wastewater is finally returned to the environment as effluent, and the solid waste byproduct of the treatment process is disposed of in accordance with local standards.

Maintenance of our networks is a key activity of our Regulated Businesses. We have ongoing main renewal programs in all states in which our Regulated Businesses operate. These programs consist of both rehabilitation of existing mains and replacement of mains that have reached the end of their useful service life. We generally replace rather than rehabilitate our mains, subject to considerations of cost, feasibility and customer service impact.

The following table sets forth operating revenue, operating income and number of customers for 2006 for our regulated subsidiaries in the states where our Regulated Businesses provide services:

	Operating Revenue ($ in millions)	% of Total	Number of Customers (at December 31, 2006)	% of Total
New Jersey	$445.0	24.0%	623,808	19.0%
Pennsylvania	402.8	21.7%	640,555	19.5%
Missouri	170.9	9.2%	464,361	14.1%
Illinois	169.9	9.2%	304,138	9.3%
Indiana	136.5	7.4%	281,099	8.5%
California	117.3	6.3%	176,888	5.4%
West Virginia	101.9	5.5%	166,336	5.1%

Subtotal (Top Seven States)	1,544.3	83.3%	2,657,185	80.9%
Other†	310.3	16.7%	629,179	19.1%

Total Regulated Businesses	$1,854.6	100.0%	3,286,364	100.0%

†	Includes data from our operating subsidiaries in the following states: Arizona, Georgia, Hawaii, Iowa, Kentucky, Maryland, Michigan, New Mexico, New York, Ohio, Tennessee, Texas and Virginia.

Approximately 83.5% of operating revenue from our Regulated Businesses in 2006 were generated from approximately 2.7 million customers in our seven largest states, as measured by operating revenues. In fiscal year 2006, no single customer accounted for more than 1% of our annual operating revenue.

The operational characteristics of our Regulated Businesses, including water and wastewater networks and infrastructure and water sources and supply, vary on a state-by-state basis, as explained below with respect to our top seven states by Regulated Businesses revenues.

New Jersey

New Jersey American Water Company, Inc. serves a population (including resale) of approximately 2.65 million and generated approximately $445.0 million of operating revenue in 2006, representing approximately 24.0% of operating revenue of our Regulated Businesses for that period.

In New Jersey, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 68% of our water supply from surface water sources and 22% from groundwater sources. Purchased raw water and treated water each accounted for 5% of water supply, respectively, for the same period.

New Jersey American Water Company, Inc. currently operates eight surface water treatment plants and 146 groundwater treatment plants, which process water extracted from 158 groundwater wells. We maintain 123 treated water storage facilities, 206 pumping stations and seven dams, and our water and wastewater collection and distribution systems comprise 8,113 miles of mains and collection pipes. We do not currently provide wastewater treatment services in New Jersey.

In New Jersey, in order to ensure that we have adequate sources of water supply, we utilize reservoirs, aquifer storage supplies and seasonal wells to provide for water needs during peak summer seasons. Through the optimization of ground and surface water rights, we are able to balance seasonal fluctuations and provide sufficient water supply to our customers year round. We also maintain drought and emergency plans to ensure service reliability through a wide range of weather fluctuations.

Pennsylvania

Pennsylvania American Water Company serves a population of approximately 2.1 million and generated approximately $402.8 million of operating revenue in 2006, representing approximately 21.7% of operating revenue of our Regulated Businesses for that period.

In Pennsylvania, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 92% of our water supply from surface water sources and 6% from groundwater sources. Purchased treated water accounted for 2% of our water supply for the same period.

Pennsylvania American Water Company currently operates 36 surface water treatment plants and 63 groundwater treatment plants, which process water extracted from 125 groundwater wells. We maintain 182 treated water storage facilities, 288 pumping stations and 65 dams, and our water and wastewater collection and distribution systems comprise 9,238 miles of mains and collection pipes. We currently operate four wastewater treatment facilities in Pennsylvania.

In Pennsylvania, in order to ensure that we have adequate sources of water supply, we maintain active drought contingency plans in each of our public water systems. The plans identify the source of supply operations that are used during normal and drought weather conditions and specify measures to be taken at different drought trigger levels to increase supply and/or curtail water demand. Water allocation and passing-flow requirements must be managed to maintain adequate supply to our production facilities. In addition, we have taken action to augment supply in systems that have historically had drought-related supply issues (such as Butler, Pennsylvania) by finding alternative raw water sources and making finished water interconnections with other systems. In another of our drought-sensitive areas, Coatesville, Pennsylvania, we are currently in the planning and design stage of a supplemental interconnection with a neighboring water authority and long-term development of additional raw water sources.

Missouri

Missouri American Water Company serves a population of approximately 1.63 million and generated approximately $170.9 million of operating revenue in 2006, representing approximately 9.2% of operating revenue of our Regulated Businesses for that period.

In Missouri, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 90% of our water supply from surface water sources and 10% from groundwater sources.

Missouri American Water Company currently operates six surface water treatment plants and 15 groundwater treatment plants, which process water extracted from 36 groundwater wells. We maintain 61 treated water storage facilities, 39 pumping stations and one dam, and our water and wastewater collection and distribution systems comprise 5,671 miles of mains and collection pipes. We currently operate four wastewater treatment facilities in Missouri.

In our Joplin service area in Missouri, our source of water supply is limited. To manage this issue on the demand side, the water use of a large industrial customer has been restricted under an interruptible tariff. Additional wells have and will be developed to address supply and reliability deficiencies.

Illinois

Illinois American Water Company serves a population of approximately 1.28 million and generated approximately $169.9 million of operating revenue in 2006, representing approximately 9.1% of operating revenue of our Regulated Businesses for that period.

In Illinois, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 51% of our water supply from surface water sources and 38% from groundwater sources. Purchased treated water accounted for 11% of water supply for the same period.

Illinois American Water Company currently operates seven surface water treatment plants and 31 groundwater treatment plants, which process water extracted from 64 groundwater wells. We maintain 59 treated water storage facilities, 97 pumping stations and three dams, and our water and wastewater collection and distribution systems comprise 3,853 miles of mains and collection pipes. We currently operate 11 wastewater treatment facilities in Illinois.

In Illinois, we utilize a comprehensive planning process to assess source of supply adequacy. This assessment addresses both water quantity and quality features. Future customer demand projections are prepared. Existing system delivery infrastructure is evaluated to determine the capabilities of addressing anticipated demands. In addition to determining source of supply quantity adequacy, the ability to deliver the appropriate water quality is assessed. This would include compliance with environmental regulations as well as company water quality goals. The planning efforts result in a list of improvements that include source of supply upgrades.

Indiana

Indiana American Water Company, Inc. serves a population of approximately 1.28 million and generated approximately $136.5 million of operating revenue in 2006, representing approximately 7.4% of operating revenue of our Regulated Businesses for that period.

In Indiana, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 44% of our water supply from surface water sources and 55% from groundwater sources. Purchased treated water accounted for 1% of water supply for the same period.

Indiana American Water Company, Inc. currently operates five surface water treatment plants and 34 groundwater treatment plants, which process water extracted from 139 groundwater wells. We maintain 71 treated water storage facilities, 51 pumping stations and six dams, and our water and wastewater collection and distribution systems comprise 4,164 miles of mains and collection pipes. We currently operate one wastewater treatment facility in Indiana.

At Indiana American Water Company, we employ several measures to ensure that we have adequate sources of water supply. Indiana American Water conducts and updates comprehensive planning studies for each of its water utilities to identify and plan for long term customer demand trends. In order to provide uninterrupted water service, new source of supply and water treatment capital projects are planned and timed to match increases in customer demand and/or changes in the yield of existing sources of supply and treatment capacities. For example, to serve our high growth Indianapolis southern Suburban market, our London Road Project will utilize a new well field and treatment plant that will satisfy the significant needs of increased population and economic development. Further, these facilities are built to be incrementally expandable to match further growth over the next 10 years. In cases of extreme demand (such as drought conditions), customer demand-management plans are in place to sustain water sources through to normal demand conditions. Indiana American’s Noblesville District, a high growth northern suburb of Indianapolis, has successfully managed high demand in 2007’s heat wave/drought condition through the use of its demand management plan. Further, emergency connections to alternate water sources are in place in some drought-sensitive Indiana American Water districts.

California

California American Water Company serves a population of approximately 0.68 million and generated $117.3 million of operating revenue in 2006, representing approximately 6.3% of operating revenue of our Regulated Businesses for that period.

In California, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 1% of our water supply from surface water sources and 72% from groundwater sources. Purchased treated water accounted for 27% of water supply for the same period.

California American Water Company currently operates two surface water treatment plants and 149 groundwater treatment plants, which process water extracted from 178 groundwater wells. We maintain 90 treated water storage facilities, 115 pumping stations and three dams, and our water and wastewater collection and distribution systems comprise 2,704 miles of mains and collection pipes. We currently operate five wastewater treatment facilities in California.

In California, in order to ensure that we have adequate sources of water supply we are in the permitting stages to obtain approval for the construction of a desalination plant to serve our customers on the Monterey Peninsula, we are designing new groundwater wells in our Larkfield district, and in other areas, we are making arrangements to extend or expand our purchase of water from neighboring water providers.

West Virginia

West Virginia American Water Company serves a population of approximately 0.57 million and generated approximately $101.9 million of operating revenue in 2006, representing approximately 5.5% of operating revenue of our Regulated Businesses for that period.

In West Virginia, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs), and in 2006 we obtained 100% of our water supply from surface water sources.

West Virginia American Water Company currently operates nine surface water treatment plants. We maintain 119 treated water storage facilities, 255 pumping stations and four dams, and our water collection and distribution systems comprise 2,918 miles of mains and collection pipes. We do not currently provide wastewater services in West Virginia.

In West Virginia, our surface water supplies are sufficient to meet demand under all but the most extreme drought conditions. Such conditions would be atypical for West Virginia, which has an average annual rainfall of 44 inches.

Customers

We have a large and geographically diverse customer base in our Regulated Businesses. For the purposes of our Regulated Businesses, each customer represents a connection to our water or wastewater networks. As in the case of apartment complexes, businesses and many homes, multiple individuals may be served by a single connection. See “Industry and Market Data” for the methodology we employ to estimate population served.

Residential customers make up the large majority of customers in all of the states in which we operate. In 2006, residential customers accounted for 91% of the customers and 61% of the operating revenue of our Regulated Businesses. Residential customers are highly predictable water and wastewater services consumers and they generate stable operating revenue over time and across regions. We also serve commercial customers, such as shops and businesses, industrial customers, such as large-scale manufacturing and production operations, and public authorities, such as government buildings and other public sector facilities, including schools. We supply water to private fire customers for use in fire suppression systems in office buildings and other facilities and also provide bulk water supplies to other water utilities that distribute them to their own customers.

The following table sets forth the number of water and wastewater customers by customer class for our Regulated Businesses in 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Water	Wastewater	Water	Wastewater	Water	Wastewater
Residential	2,785,578	120,096	2,820,727	124,882	2,865,667	130,355
Commercial	230,052	5,861	230,187	5,756	229,354	5,922
Industrial	4,847	11	4,768	11	4,668	13
Private Fire	34,580	9	32,106	10	33,208	10
Public Authority & Other	16,663	163	16,844	178	16,990	177

Total	3,071,720	126,140	3,104,632	130,837	3,149,887	136,477

The following table sets forth water services operating revenue by customer class and wastewater services operating revenue, both excluding management fee revenues and other water revenues, for our Regulated Businesses for 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Water service
Residential	$1,006.3	$1,068.1	$1,068.2	$815.6	$868.7
Commercial	340.6	353.7	362.7	277.3	291.2
Industrial	99.9	97.2	92.0	71.5	72.5
Public and other	218.1	223.4	231.5	190.7	201.7

Total water services	1,664.9	1,742.4	1,754.4	1,355.1	1,434.1
Wastewater services	57.4	63.0	68.1	50.3	53.5

Total	$1,722.3	$1,805.4	$1,822.5	$1,405.4	$1,487.6

Substantially all of our regulated water customers are metered, which allows us to measure and bill for our customers’ water consumption, typically on a monthly basis. Our wastewater customers are billed either on a fixed charge basis or based on their water consumption.

Customer usage of water is affected by weather conditions, in particular during the summer. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for lawn irrigation and other outdoor uses. Summer weather that is cooler and wetter than average generally serves to suppress customer water demand and can have a downward effect on water operating revenue and operating income. Conversely, when weather conditions are extremely dry, our systems may be affected by drought-related warnings and/or water usage restrictions imposed by governmental agencies, also serving to reduce customer demand and operating revenue. These restrictions may be imposed at a regional or state level and may affect our service areas, regardless of our readiness to meet unrestricted customer demands.

The principal factor of any increase in our Regulated Businesses customer base is due to customers added through acquisitions and organic growth. From 2003 to 2006, our Regulated Businesses customer base increased at an average annual rate of 1.5%.

Supplies

Our water and wastewater operations require an uninterrupted supply of chemicals, energy and fuel, as well as maintenance material and other critical inputs. Many of these inputs are subject to short-term price volatility. Long-term volatility is partially mitigated through existing procurement contracts, current supplier continuity plans and the regulatory rate setting process.

Because of our geographic diversity, we maintain relationships with many chemical, equipment and service suppliers in the marketplace, and we do not rely on any single entity for a material amount of our supplies. We also employ a strategic sourcing process intended to ensure reliability in supply and long-term cost effectiveness. As a result of our strategic sourcing process and our strong relationships with suppliers, we are able to mitigate interruptions in the delivery of the products and services that are critical to our operations. For example, during Hurricane Katrina, we were challenged to locate chemical suppliers not affected by the hurricane. As a result of our previously negotiated and established relationships with a network of preferred suppliers, we were able to secure an uninterrupted supply of materials and to continue our operations in the affected areas without interruptions.

We have back-up energy sources at key facilities that are able to keep our operations running in the event of a temporary loss of our primary energy supplies.

Regulation

Economic Regulation

Our subsidiaries in the states in which we operate our Regulated Businesses are generally subject to extensive economic regulation by their respective state PUCs. The term “economic regulation” is intended to indicate that these state PUCs regulate the economic aspects of service to the public from systems that fall within their jurisdiction but do not generally establish water quality standards, which are set by the EPA and/or state environmental authorities and enforced through state environmental or health agencies. State PUCs have broad authority, derived from state laws and state constitutions under which they operate, to regulate many of the economic aspects of the utilities that fall within their jurisdiction. For example, state PUCs issue certificates of public convenience and necessity (or similar authorizations) that may be required for a company to provide public utility services in specific areas of the state. They also must approve the rates and conditions under which service is provided to customers and have extensive authority to establish rules and regulations under which the utilities operate. Although specific authority might differ from state to state, in most states, these state PUCs must approve rates, accounting treatments, long-term financing programs, significant capital expenditures and plant additions, transactions between the regulated subsidiary and affiliated entities, reorganizations and mergers and acquisitions, in many instances prior to their completion. The jurisdiction exercised by each state PUC is prescribed by state laws and regulations and therefore varies from state to state. Regulatory policies not only vary from state to state, they may change over time. These policies will affect the timing as well as the extent of recovery of expenses and the realized return on invested capital.

Economic regulation of utilities deals with many competing, and occasionally conflicting, public interests and policy goals. The primary responsibility of state PUCs is to achieve the overall public interest by balancing the interests of customers and the utility and its stockholders. Although the specific approach to economic regulation does vary, certain general principles are consistent across the states in which our regulated subsidiaries operate. Based on the United States Constitution and state constitutions that prohibit confiscation of property without due process of law and just compensation, as well as state statutory provisions and court precedent, utilities are entitled to recover, through rates charged to customers, prudent and reasonable operating costs as well as an opportunity to earn an appropriate return on our prudent, used and useful capital investment necessary to provide service to customers and a return of our prudent, used and useful capital investment necessary to provide service to customers. The state PUCs will also generally accord a utility the right to serve specific areas and will also provide investor-owned utilities with limited protection from competition because the requirement of an investor-owned utility to operate pursuant to a certificate of public convenience and necessity (or similar authorizations) typically prevents other investor-owned utilities from competing with it in the authorized area. In return, the utility undertakes to provide reliable service on a nondiscriminatory basis to all customers within the authorized area.

Our operating revenue is typically determined by reference to the volume of water supplied to a customer multiplied by a price-per-gallon set by a tariff approved by the relevant state PUC. Certain states, such as, for example, Pennsylvania, West Virginia, New Jersey, Ohio, Indiana and Illinois, have utilized a full or partial single rate policy, under which all customers in a state or certain regions within a state are charged utilizing a single rate structure, regardless of which of our individual systems serves them. The single tariff structure is based on costs that are determined on a state-wide or intra-state regional basis, thereby moderating the impact of periodic fluctuations in local costs while lowering administrative costs for us and our customers.

The process to obtain approval for a change in rates, or rate case, involves filing a petition with the state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs. Rate cases are normally initiated by the regulated utility whenever the utility determines it needs to recover increased operating expenses or a return on new capital investment, or otherwise determines that its current authorized return is not sufficient, given current market conditions, to provide a reasonable return on investment. Typically a rate case will not be filed, however, unless the current or expected future return is below the allowed rate of return currently authorized by the regulator. A state PUC may also initiate a rate proceeding or investigation if it believes a utility may be earning in excess of its authorized rate of return. Rate cases often involve a lengthy and costly administrative process. The utility, the state PUC staff, consumer advocates and any other interveners who may participate in the process prepare and file evidence, consisting of supporting testimony and documentation. This is presented in public hearings in connection with the rate case. These hearings, which are economic and service quality fact-finding in nature, are typically conducted in a trial-like setting before the state PUC or an administrative law judge. During the process, the utility is required to provide staff and interveners with all relevant information they may request concerning the utility’s operations, expenses and investments. The sworn evidentiary record then forms the basis for a state PUC decision.

Some state PUCs are more restrictive than others with regard to the types of expenses and investments that may be recovered in rates as well as with regard to the transparency of their rate-making processes, and how they reach their final rate determinations. However, in evaluating a rate case, state PUCs typically focus on five areas:

•	the amount and prudence of investment in facilities considered “used and useful” in providing public service;

•	the operating and maintenance costs and taxes associated with providing the service (typically by making reference to a representative 12-month period of time, known as a test year);

•	the appropriate rate of return;

•	the tariff or rate design that allocates operating revenue requirements equitably across the customer base; and

•	the quality of service the utility provides, including issues raised by customers.

The decisions of state PUCs and the timing of those decisions can have a significant impact on the operations and earnings of our Regulated Businesses. Rate cases and other rate-related proceedings can take several months to over a year to complete. Therefore, there is frequently a delay, or regulatory lag, between the time one of our regulated subsidiaries makes a capital investment or incurs an operating expense increase and when those costs are reflected in rates. For instance, an unexpected increase in chemical costs or new capital investment that is not appropriately reflected in the most recently completed rate case will generally not be recovered by the regulated subsidiary until the next rate case is filed and approved by the state PUC. Our rate case management program is guided by the goals of obtaining efficient recovery of costs of capital and utility operating and maintenance costs, including costs incurred for compliance with environmental regulations. The management team at each of our regulated subsidiaries anticipates the time required for the regulatory process and files a rate case with the goal of obtaining rates that reflect as closely as possible the cost of providing service at the time the rates become effective. Even if rates are sufficient, we face the risk that we will not achieve the rates of return on our invested capital and a return of our invested capital that are permitted by the state PUC.

Our regulated subsidiaries also pursue methods to minimize the adverse impact of regulatory lag and have worked with state PUCs and legislatures to implement a number of approaches to achieve this result. For example, an increasing number of states are permitting rates to be adjusted outside of a general rate case for certain costs, such as a return on capital investments to replace aging infrastructure or increases in expenses beyond the utility’s control, such as purchased water costs. For example, Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio have in the past allowed tariffs that permit the imposition of surcharges on customers’ bills for infrastructure replacement. New Jersey, California, Virginia and Illinois have allowed surcharges for purchased water costs and California has allowed surcharges for power.

Some states have permitted use of some form of forecast or forward looking test year instead of historical data to set rates. Examples of these states include Illinois, Kentucky, Ohio, New York and California. In addition, a number of states in which we operate have allowed the utility to update historical data for certain changes that occur for some limited period of time subsequent to the historical test year. This allows the utility to take account of some more current costs or capital investments in the rate-setting process. Examples of these states include New Mexico, Texas, Missouri, Iowa, Virginia, Pennsylvania, Maryland, West Virginia, New Jersey and Arizona.

Another regulatory mechanism to address issues of regulatory lag includes the ability, in certain circumstances, to recover in rates a return on utility plant before it is actually in service, instead of capitalizing an allowance for funds used during construction. Examples of states that have allowed such recovery include Texas, Pennsylvania, Ohio, Kentucky and California.

The ability of the Company to seek regulatory treatment as described above does not guarantee that the state PUCs will accept the Company’s proposal in the context of a particular rate case. However, the Company strives to use these and other regulatory policies to address issues of regulatory lag wherever appropriate and to expand their use in areas where they may not currently apply.

Environmental, Health and Safety and Water Quality Regulation

Our water and wastewater operations are subject to extensive United States federal, state and local, and in the case of our Canadian operations, Canadian laws and regulations governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights and the manner in which we collect, treat and discharge wastewater. We are also subject to certain regulations regarding fire protection services in the areas we serve. These regulations include the Safe Drinking Water Act, the Clean Water Act and other federal, state, local and Canadian laws and regulations governing the provision of water and wastewater services, particularly with respect to the quality of water we distribute. We also are subject to various federal, state, local and Canadian laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, dam safety and other matters relating to the protection of the environment, health and safety. State PUCs also set conditions and standards for the water and wastewater services we deliver.

We maintain a comprehensive environmental policy including responsible business practices, compliance with environmental laws and regulations, effective use of natural resources, and stewardship of biodiversity. We believe that our operations are in material compliance with, and in many cases surpass, minimum standards required by applicable environmental laws and regulations. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. Across the Company, we conduct nearly one million water quality tests each year at our laboratory facilities in addition to continuous on-line instrumentations such as monitoring turbidity levels, disinfectant residuals and adjustments to chemical treatment based on changes in incoming water. For 2007, we achieved greater than a 99.9 percent compliance rate for meeting state and federal drinking water standards and 99.4 percent for compliance with wastewater requirements.

American Water participates in the Partnership for Safe Water, the United States EPA’s voluntary program to meet more stringent goals for reducing microbes. Currently, 66 of our facilities have received the program’s “Director” award and over 55 have maintained it for more than five years.

For 2007 and 2008, American Water’s aggregate capital expenditures for environmental, health and safety and water quality regulatory compliance are expected to be approximately $130.0 million.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems which may be used for removing contaminants and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns.

For example, in 2001, the EPA decreased permissible arsenic levels in drinking water and required compliance by water systems by January 2006. In 2003, a new EPA rule governing non-radon radionuclides became effective, regulating uranium in drinking water for the first time and requiring initial monitoring under state programs by the end of 2007. We believe that we are in material compliance with both these rules.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers’ exposure to disinfectants and byproducts of the disinfection process. In January 2006, the EPA promulgated the Long Term 2 Enhanced Surface Water Treatment Rule and the Stage 2 Disinfectants and Disinfection Byproduct Rule. In October 2006, the EPA finalized the Ground Water Rule, applicable to water systems providing water from underground sources. In 2006, the EPA also proposed revisions to the monitoring and reporting requirements of the existing Lead and Copper Rule.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition. In addition, capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by state public utility commissions as appropriate for inclusion in establishing rates. As a result, we expect to fully recover the operating and capital costs resulting from these pending or future requirements.

Clean Water Act

The federal Clean Water Act regulates discharges from drinking water and wastewater treatment facilities into lakes, rivers, streams and groundwater. In addition to requirements applicable to our sewer collection systems, our operations require discharge permits under the National Pollutant Discharge Elimination System, or NPDES, permit program established under the Clean Water Act. Pursuant to the NPDES program, the EPA or implementing states set maximum discharge limits for wastewater effluents and overflows from wastewater collection systems. We believe that we maintain the necessary permits and approvals for the discharges from our water and wastewater facilities. From time to time, discharge violations occur at our facilities, some of which result in fines. We do not expect any such violations or fines to have a material impact on our results of operations or financial condition.

Other Environmental, Health and Safety and Water Quality Matters

Our operations also involve the use, storage and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental requirements. We also could incur remedial costs in connection with any contamination relating to our operations or facilities or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the United States Occupational Safety and Health Act and are subject to inspections thereunder. For further information, see “Our Business—Research and Development.”

Certain of our subsidiaries are involved in pending legal proceedings relating to environmental matters. These proceedings are described further in the section entitled “Our Business—Legal Proceedings”.

Acquisitions

In the course of pursuing our growth strategy, we periodically acquire water and wastewater utilities by making acquisitions in our existing markets and certain markets in the United States where we do not currently operate our Regulated Businesses. These acquisitions may include large corporate acquisitions of companies that have operations in multiple markets. We have executed a number of large acquisitions in the past 10 years. In 1996, our regulated subsidiary, Pennsylvania American Water Company, acquired the regulated water utility operations of Pennsylvania Gas and Water Company, a subsidiary of Pennsylvania Enterprises Inc., for approximately $409.4 million. In 1999, we acquired the privately held National Enterprises Inc., in a transaction valued at $700.0 million. In 2002, we acquired the water and wastewater facilities in six states from Citizens Communications Company for an aggregate purchase price of $979.8 million. We also acquire water and wastewater utilities through tuck-ins. The proximity of tuck-in opportunities to our regulated footprint allows us to integrate and manage the acquired systems and operations using our existing management and to achieve efficiencies. Historically, pursuing tuck-ins has been a fundamental part of our growth strategy, and we intend to resume our active pursuit of tuck-ins.

The chart below sets forth our historical tuck-ins for 1996 through 2007:

Competition and Condemnation

In our Regulated Businesses, we generally do not face direct or indirect competition in providing services in our existing markets because (i) we operate within those markets pursuant to certificates of public convenience and necessity (or similar authorizations) issued by state PUCs and (ii) the high cost of constructing a new water and wastewater system in an existing market creates a barrier to market entry. Our Regulated Businesses do face competition from governmental agencies, other investor-owned utilities and strategic buyers in connection with entering new markets and making strategic acquisitions. Consolidation is changing the competitive landscape as small local utilities struggle to meet their capital spending requirements and look to partner with investor-owned utilities. We also face competition in offering services to new real estate developers, where we compete with others on the basis of the financial terms we offer for our services, the availability of water and our ability to commence providing services on a timely basis. Our largest investor-owned competitors are Aqua America Inc., United Water (owned by Suez), American States Water Co. and California Water Services Group.

The certificates of public convenience and necessity (or similar authorizations) pursuant to which we operate our Regulated Businesses do not prevent municipalities from competing with us to provide water and wastewater utility services. Further, the potential exists that portions of our subsidiaries’ utility assets could be acquired by municipalities or other local government entities through one or more of the following methods:

•	eminent domain (also known as condemnation);

•	the right of purchase given or reserved by a municipality or political subdivision when the original certificate was granted; and

•	the right of purchase given or reserved under the law of the state in which the utility subsidiary was incorporated or from which it received its certificate.

The sale price for such a transaction initiated by a local government may be determined consistent with applicable eminent domain law, or the price may be negotiated or fixed by appraisers as prescribed by the law of the state or in the particular franchise or charter. We believe our operating subsidiaries would be entitled to fair market value for any assets required to be sold, and we are of the opinion that fair market value would be in excess of the book value for such assets.

We are periodically subject to condemnation proceedings in the ordinary course of business. The last sale under threat of condemnation occurred in 2003 in California. A referendum on condemnation was held on November 7, 2006 in respect of assets of our Kentucky American Water Company subsidiary in Lexington, Kentucky. A majority of voters voted against the condemnation proposal, and therefore we anticipate that no further action with respect to this condemnation proceeding will be taken. On March 1, 2007, California American Water Company was served with a First Amended Complaint in Eminent Domain seeking to condemn the water and wastewater system we currently operate in Felton, California. The Felton system serves approximately 1,300 customers. We are contesting the complaint. We actively monitor condemnation activities that may affect us as soon as we become aware of them. We do not believe that condemnation poses a material threat to our ability to operate our Regulated Businesses.

Our Non-Regulated Businesses

In addition to our Regulated Businesses, we operate the following Non-Regulated Businesses, which generated $248.5 million of operating revenue in 2006 and $175.2 million in operating revenue for the nine months ended September 30, 2007, which is 11.9% and 10.6%, respectively, of total operating revenue for the same periods. No single group within our Non-Regulated Businesses generates in excess of 10% of our aggregate revenue.

Contracts Operations Group

Our Contracts Operations Group enters into public/private partnerships, including O&M and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers. We typically make no capital investment under these contracts, instead performing our services for a fee. Our Contract Operations Group generated revenue of $154.8 million in 2006, representing 62.3% of revenue for our Non-Regulated Businesses.

We are currently party to more than 45 contracts across the United States and Canada, with contracts ranging in term from two to 20 years. The services provided under our O&M contracts vary in size and scope. For instance, 25 of our O&M contracts are purely operational in nature and do not involve the design or construction of the facilities. Annual operating revenue from the O&M contracts varies from $0.26 million to $9.0 million per contract.

We are an active participant in the Department of Defense’s recently adopted Utility Privatization Program, or UPP. In 2003 we were awarded 50-year contracts for the operation and maintenance of the water and wastewater systems at Forts Leavenworth, Sill and Rucker and in September 2007 we were awarded 50-year contracts for the operation and maintenance of the water and wastewater systems at Fort A.P. Hill and Scott Air Force Base worth approximately $160.0 million in total. Our responsibilities under these contracts include system project management, regulatory and environmental compliance, planning and long-term operations and maintenance. Additionally, under a three-year contract awarded in 2006, we were selected by Harnett County and the City of Fayetteville, North Carolina to operate, maintain and manage the existing water and wastewater treatment plants at Fort Bragg for an interim period until construction of new connections to the Harnett County and City of Fayetteville systems is completed.

In general, the Contract Operations Group is engaged in providing these services to systems with over 3,000 customers (and in many cases far larger) as distinguished from the O&M services provided by our Applied Water Management Group usually to systems with less than 3,000 customers. However, there is some overlap in size of systems served due to geographic and operational considerations.

Applied Water Management Group

Our Applied Water Management Group works with customers to design, build and operate smaller-scale water and wastewater treatment plants (typically serving up to 3,000 customers). Our typical customers are real estate developers, industrial companies and new or expanding communities. We specialize in providing reliable, advanced and eco-friendly water and wastewater solutions to suit each customer’s water needs. Our Applied Water Management Group generated revenue of $34.8 million in 2006, representing 14.0% of revenue for our Non-Regulated Businesses.

The Applied Water Management Group currently serves our customer base primarily in the Northeastern United States and was responsible for the design, construction and operation of advanced wastewater treatment recycling systems for sites as varied as residential buildings in Battery Park City in New York City and Gillette Stadium in Foxborough, Massachusetts. Approximately 30% of the Applied Water Management Group’s business involves operating and maintaining smaller-scale water and wastewater plants, made up of a mixture of facilities that we designed and built, and some which we only operate.

Homeowner Services Group

Our Homeowner Services Group provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes. We initially offered these services within territories covered by our regulated subsidiaries, but have expanded to enable other utilities outside our territories to offer the service to their customers. In the marketing of these services, we focus on educating homeowners about their service line ownership responsibility and providing convenient and cost effective solutions to internal and external water line and sewer line repairs. Our Homeowner Services Group generated revenue of $33.0 million in 2006, representing 13.3% of revenue for our Non-Regulated Businesses.

Our Service Line Protection Programs offer customers various service contracts for a monthly fee that cover repair of water line leaks and breaks, sewer line clogs and blockages and emergency in-home plumbing problems. In the event of a problem, customers contact our national call center and we dispatch local contractors to the customer’s home to undertake the necessary repairs.

The Homeowners Services Group currently has over 600,000 customer contracts in 14 of the states where we operate our Regulated Businesses. We intend to expand our service offering to the remaining key states in which we operate our Regulated Businesses.

Building on the success of its Service Line Protection Programs, our Homeowner Services Group recently introduced LineSaver™, an exclusive program for municipalities and public water systems that is available across the country. The LineSaver™ program involves partnering with municipalities to offer our protection programs to homeowners serviced by the municipal system while providing an income opportunity to the municipality or public water system. We entered into our first Service Line Protection Program partnership with the city of Trenton, New Jersey and are currently discussing partnerships with municipalities across the nation.

Other Non-Regulated Businesses

Our Non-Regulated Businesses also include (i) our Carbon Services Group, which provides granular activated carbon for water purification to our Regulated Businesses as well as certain outside customers and (ii) our Residuals Group, which provides safe and efficient treatment and disposal of biosolids and wastewater residuals. Our United States-based Residuals Group was divested effective June 29, 2007. These other Non-Regulated Businesses generated revenue of $25.9 million in 2006 in the aggregate, representing 10.4% of revenue for our Non-Regulated Businesses.

Competition

We face competition in our Non-Regulated Businesses from a number of service providers including Veolia, OMI and Southwest Water, particularly in the area of O&M contracting. Securing new O&M contracts is highly competitive, as these contracts are awarded based on a combination of customer relationships, service levels, competitive pricing, references and technical expertise. We also face competition in maintaining existing O&M contracts to which we are a party, as these frequently come up for renegotiation and are subject to an open bidding process.

Research and Development

We established a formal research and development program in 1981 with the goal of improving water quality and operational effectiveness in all areas of our businesses. Our research and development personnel are located at two of our facilities: the regional center in Voorhees, New Jersey and our research laboratory in Delran, New Jersey. In addition, our quality control and testing laboratory in Belleville, Illinois supports research through sophisticated testing and analysis. Since its inception, our research and development program has evolved to become a leading water-related research program, achieving advancements in the science of drinking water, including sophisticated water testing procedures and desalination technologies.

Since the formation of the EPA in 1970, we have collaborated with the agency to achieve effective environmental, health and safety and water quality regulation. This relationship has developed to include sharing of our research and national water quality monitoring data in addition to our treatment and distribution system optimization research. Our engagement with the EPA has helped us to achieve a leadership position for our company within the water and wastewater industry and has provided us with early insight into emerging regulatory issues and initiatives, thereby allowing us to anticipate and to accommodate our future compliance requirements.

In 2006, we spent $1.9 million on research and development, which represents an increase of 18.8% over the $1.6 million spent in 2005. This increase was primarily the result of certain projects begun in 2005 that were not completed until 2006. In 2004, we spent approximately $0.8 million on research and development. Approximately one-third of our research budget is comprised of competitively awarded outside research grants. Such grants reduce the cost of doing research and allow collaboration with leading national and international researchers.

We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Support Services

Our American Water Works Service Company subsidiary provides centrally administered professional services to our Regulated Businesses under the terms of contracts with these companies that have been approved by state PUCs, where necessary. These services, which are provided at cost, may include accounting, administration, business development, communications, corporate secretarial, engineering, financial, health and safety, human resources, information systems, legal, operations, procurement, rates, security, risk management, water quality and research and development. Similar services may be provided to our Non-Regulated Businesses. These arrangements afford our affiliated companies professional and technical talent on an economical and timely basis.

We operate two national customer service centers, with personnel located in Alton, Illinois and Pensacola, Florida. These centers employ nearly 700 people in total and process telephone calls from customers across all of our service areas.

Community Relations

Communication activities for our Regulated Businesses are designed to ensure that our customers, regulators, elected and appointed officials, as well as, community leaders are fully informed about water and wastewater-related issues affecting their communities. We focus on developing effective relationships and have in place experienced staff members in the areas of community relations, government relations, media relations and marketing. We believe that an informed customer is more likely to be a satisfied customer.

Our primary focus for our Regulated Businesses is on consumer education. We target our communications to ensure that all of our audiences are well informed and up-to-date on water and wastewater-related issues through community outreach meetings, bill inserts to our customers, newspaper articles on timely topics, paid advertisements on important issues, annual water quality reports or one-on-one meetings to update key community and government leaders. We continually provide information on topics such as the need for infrastructure investments that we are making within a community, the impact on rates and services, water supply needs, water conservation requirements, as well as information on water quality. We believe that educating our customers about these topics leads to greater understanding of the service issues that we face and results in a higher level of customer satisfaction. For instance, we believe that our customers are less likely to react negatively to a rate increase if they have been informed that the rate increase is necessitated by an infrastructure investment necessary to continue to provide high quality water service. We also believe that customers would be less likely to have a negative reaction to water use restrictions if they understand the reasons behind the restrictions and that all customers were being impacted by the same inconveniences.

Communications activities for our Non-Regulated Businesses focus on identifying prospective market opportunities for growth and expansion and educating target markets on the value we can bring to solving specific water supply, water quality or other water and wastewater-related issues. Our experienced business development team reinforces the expertise, experience and capabilities we can provide to communities or developers through industry trade shows, public speaking opportunities, industry conferences and paid advertising, public-private partnerships or contract relationships which may include DBO projects for customers or providing experienced O&M services for various sized water and wastewater-related projects.

Employee Matters

Currently we employ approximately 7,000 full-time employees. Of these, approximately 3,600 or approximately 52% are represented by unions. We have 75 collective bargaining agreements in place with the 18 different unions representing our unionized employees. Approximately one-third of our local union contracts expire annually. We maintain good relations with our unionized workforce and have no significant history of strikes or labor stoppages.

Training

We place emphasis on the selection of well qualified employees and seek to provide the best and most up-to-date training to ensure that our water and wastewater operations function efficiently and safely. We provide extensive internal training programs designed to meet the standards demanded by the regulatory authorities in the states where we operate our regulated business.

Security

Due to terrorist and other risks, we have heightened security at our facilities over the past several years and have taken added precautions to protect our employees and the water delivered to customers. We have a security programs department that provides oversight and governance of physical and information security throughout our operations and is responsible for designing, implementing, monitoring and supporting active and effective physical and information security controls.

In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and to support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Legal Proceedings

California

In 2001, our California American Water Company subsidiary, which we refer to as CAWC, entered into a conservation agreement with the National Oceanic and Atmospheric Administration, which we refer to as NOAA, requiring CAWC to implement certain measures to protect the steelhead trout and its habitat in the Carmel River watershed, study the removal of the San Clemente Dam and explore long-term water sources other than a new reservoir in the Carmel River. Since that time, CAWC has implemented a number of measures to reduce the impact of its operations on the steelhead trout and other species and has begun the environmental review and permitting process for our Coastal Water Project, which is intended to remedy some of the foregoing deficiencies. In early 2004, NOAA informed CAWC of its concern that CAWC’s ongoing operations would cause the “take” of significant numbers of steelhead trout during the several remaining years required to implement the Coastal Water Project. In June 2006, CAWC and NOAA entered a settlement agreement whereby CAWC agreed to fund certain additional projects to improve habitat conditions for and aid in the recovery of steelhead trout in the Carmel River watershed. Under the settlement agreement, CAWC is required, among other things, to make an initial payment of $3.5 million and annual installments of $1.1 million for the lesser of six years or until such time as CAWC is in compliance with the State Water Resource Board’s Order governing the implementation of the Coastal Water Project. The settlement agreement requires that all payments made by CAWC to NOAA to be used for mitigation projects in the Carmel River watershed. NOAA is currently unable to ensure that settlement payments will be used for mitigation projects in the Carmel River watershed, and no payments have been made to date. Once NOAA is able to confirm that settlement payments will be applied as required by the settlement agreement, CAWC will make the settlement payments. We have established a reserve for the settlement agreement payments. NOAA has agreed not to assess any penalties or otherwise prosecute CAWC for any “take” of steelhead trout, so long as CAWC complies with the settlement agreement.

New Jersey

In February 2004, the New Jersey Department of Environmental Protection, which we refer to as NJDEP, issued to New Jersey American Water Company, which we refer to as NJAWC, a notice of violation alleging that NJAWC had exceeded annual diversion limits contained in NJAWC’s water allocation permits for certain wells in our Lakewood system during the years 2001 through 2003. NJDEP initially assessed a penalty of $0.6 million. NJAWC subsequently submitted a voluntary statewide Self Disclosure Report identifying all such exceedances for the period of 1999 through 2003. NJAWC is in the process of finalizing an administrative consent order with NJDEP to resolve the above violations under which NJAWC will agree to pay a civil fine of $0.1 million and fund a $0.4 million environmental project. We have established a reserve for these costs and believe NJAWC is currently operating in compliance with the applicable diversion limits in its water allocation permits.

Periodically, we are involved in other proceedings or litigation arising in the ordinary course of business. We do not believe that the ultimate resolution of these matters will materially affect our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to the members of our board of directors and our executive officers as of the date of this prospectus.

Name[1]	Age	Position
Donald L. Correll	57	President, Chief Executive Officer and Director

John S. Young	54	Chief Operating Officer

Ellen C. Wolf	54	Senior Vice President and Chief Financial Officer

Laura L. Monica	50	Senior Vice President, Corporate Communications and External Affairs

Walter Q. Howard	55	Senior Vice President, Sales and Business Development

George W. Patrick	65	Senior Vice President, General Counsel and Secretary

Sean G. Burke	52	Senior Vice President, Human Resources

James M. Kalinovich	40	Vice President and Treasurer

Mark N. Chesla	49	Vice President and Controller

Terry L. Gloriod	60	President, Central Region

Walter J. Lynch	45	Executive Vice President, Eastern Division

Mark F. Strauss	56	President, American Water Enterprises

Paul G. Townsley	50	President, Western Region

George MacKenzie	58	Director and Chairman of the Board

Martha Clark Goss	58	Director

Dr. Manfred Döss	49	Director

William J. Marrazzo	58	Director

Dr. Rolf Pohlig	55	Director

Andreas G. Zetzsche	52	Director

(1)	Dr. Volker Heischkamp, 48, currently serves as our Senior Vice President, Capital Markets, a position he will resign prior to the consummation of this offering.

Donald L. Correll is our President and Chief Executive Officer and a member of our board of directors. Prior to joining American Water on April 17, 2006, Mr. Correll spent three years serving as President and Chief Executive Officer and member of the board of directors of Pennichuck Corporation, a New Hampshire-based water utility holding company. He previously spent 25 years with United Water Resources, an investor-owned water services company, where he served as Chairman, President and Chief Executive Officer from 1991 through 2001. Mr. Correll serves on the boards of a variety of civic, professional and business organizations, including the Environmental Financial Advisory Board of the United States Environmental Protection Agency and the National Association of Water Companies. In addition, he is a member of the board of directors of HealthSouth Corp. and is a Commissioner of the New Jersey Water Supply Authority. He was formerly a member of the board of directors of Interchange Financial Services Corporation.

John S. Young is our Chief Operating Officer. Mr. Young began his career with us in 1977 and has held a variety of operations, engineering and executive positions, including Vice President of Engineering, Vice President of Technical Services and Vice President of Operations and Investment Performance. Mr. Young is a member of several professional organizations, including the Design/Build Institute of America (board member), the American Water Works Association (board member, section chair and Fuller Awardee) and the American Society of Civil Engineers. He also serves on the National Drinking Water Advisory Council.

Ellen C. Wolf is our Senior Vice President and Chief Financial Officer. Ms. Wolf served as a member of our board of directors from March 2006 until August 8, 2007. Prior to re-joining us, Ms. Wolf served as Senior Vice President and Chief Financial Officer of USEC Inc., a global energy company, a position she held since December 2003. From 1999 through 2003, Ms. Wolf was employed by us as Vice President and Chief Financial Officer. Ms. Wolf’s career began in the accounting firm of Deloitte Haskins & Sells. From 1987 through 1999 Ms. Wolf held various positions in corporate accounting, finance and business development for Bell Atlantic and several of its subsidiaries, including Bell Atlantic Enterprises International, Bell Atlantic Mobile, and Bell Atlantic Corporation. Currently, Ms. Wolf also serves on the board of directors of C&D Technologies, Inc., where she serves as chair of its audit committee, the board of directors of the National Association of Water Companies and the board of directors of Water for People, a humanitarian organization.

Walter Q. Howard has been our Senior Vice President, Sales and Business Development since January 2007, Interim Chief Growth Officer of American Water Works Service Company, Inc. from March 2006 to January 2007, and Vice President, Sales and Development from November 2005 to March 2006. Prior to joining us, Mr. Howard served as a consultant for General Electric Company from June 2003 to August 2004, and Chief Executive Officer of Noble Power Assets, LLC from March 2002 to June 2003.

Laura L. Monica has been our Senior Vice President, Corporate Communications and External Affairs since October 2006. From 1991 to 2006, Ms. Monica was president and founder of High Point Communications Group, Inc., which we refer to as High Point, a strategic communications firm in Bow, New Hampshire. There she worked with a wide variety of clients in both the public and private sector, assisting them in developing and implementing comprehensive, strategic communications plans. Before forming High Point, Ms. Monica was head of corporate communications for Numerica Financial Corporation.

George W. Patrick is our Senior Vice President, General Counsel and Secretary. Mr. Patrick served as Vice President, General Counsel and Secretary from May 2004 to September 2007. Prior to this, he served as Vice President and Secretary of American Water Works Service Company, a position he held from September 1999 to May 2004. Prior to joining us, Mr. Patrick served as a Partner at Dechert LLP from July 1976 to September 1999.

Sean G. Burke is our Senior Vice President Human Resources. Prior to joining American Water on December 17, 2007, Mr. Burke was the principal of Executive Alignment, LLC, in Falmouth, Maine, since 2005. Previously, Mr. Burke held executive positions at American Ref-Fuel Company, in Houston, Texas and Montville, New Jersey from 1988 to 2005, with comprehensive oversight of the Human Resources function. Before that, he held leadership positions with other companies including Air Products and Chemicals Inc., Frito-Lay and National Steel Corp.

James M. Kalinovich is our Vice President and Treasurer. Prior to joining us in 2004, Mr. Kalinovich served as Vice President and Treasurer of Amkor Technology, Inc. from 2000 to 2004. Previously, he held executive positions at Merck & Company, Inc. in the United States and London from 1994 to 2000, and worked at Deloitte and Touche as a certified public accountant.

Mark N. Chesla is our Vice President and Controller. Prior to joining American Water on November 19, 2007, Mr. Chesla was Vice President and Controller of Oglethorpe Power Corporation, in Atlanta, Georgia, where he was the Chief Accounting Officer providing direct leadership over all aspects of the accounting, internal financial management, regulatory and SEC reporting (including Sarbanes-Oxley Act compliance) functions, from 2001 to 2007. Previously, Mr. Chesla was Vice President, Administration/Controller of SouthStar Energy Services LLC, in Atlanta, Georgia, from 1998 to 2001. Before that, he held management positions with several other companies, including Piedmont Natural Gas Co., Inc., Aegis Technologies, Inc., Deloitte & Touche LLP and Carolina Power & Light Company.

Terry L. Gloriod is President of our Central Region, headquartered in St. Louis County, Missouri. Mr. Gloriod originally joined us in 1999 as president of Illinois American Water, our wholly owned subsidiary. Prior to joining us, Mr. Gloriod had been with Continental Water Company, the water subsidiary of National Enterprises, Inc., for nearly 30 years, spending most of that time with its largest subsidiary, St. Louis County Water Company. He served as Continental’s Vice President of Operations where he supervised engineering and operations of the Continental subsidiary companies. He also served as Chairman of each of Continental’s four former subsidiaries: St. Louis County Water Company, Northern Illinois Water Company, Northwest Indiana Water Company and Long Island Water Company in New York. Mr. Gloriod is a Diplomat in the American Academy of Environmental Engineers. He has also participated in a variety of professional organizations, including the American Water Works Association, the AWWA Research Foundation and the National Association of Water Companies.

Walter J. Lynch was named Executive Vice President, Eastern Division, in July 2007. Prior to that date, he served as president of New Jersey American Water, Long Island American Water and our Northeast Region. Mr. Lynch joined us in 2001 and most recently served as President of our Products and Services Group where he was responsible for overseeing our non-regulated businesses. Prior to this, he was President of the Southwest Region of American Water Services. Mr. Lynch has over 16 years of experience in engineering, sales and marketing, operations and business development. Before joining us, he was involved with various start-up and growth organizations in the environmental industry. Mr. Lynch worked for Mobil Oil Corporation following his departure from the United States Army where he attained the rank of Captain.

Mark F. Strauss is President of American Water Enterprises, which administers our Non-Regulated Businesses. Previously, Mr. Strauss was President and Chief Executive Officer of our Applied Water Management Group, which provides customized water and wastewater management solutions to real estate developers, industrial clients and small to midsized communities nationwide. Mr. Strauss joined Applied Water Management Group in 1997 as Corporate Counsel and Secretary. He was promoted to Chief Operating Officer in 2002, a position he held until his appointment as Division President and Chief Executive Officer in 2003. Prior to that, he served as Vice President and General Counsel of Vizzoni Brothers Construction, Inc. Mr. Strauss concurrently serves as a director of Skylands Community Bank. Mr. Strauss was also at the law firms of Ozzard, Rizzolo, Klein, Mauro & Savo and Toolan, Romond, Abbot and Domenichetti.

Paul G. Townsley is President of our Western Region, headquartered in Phoenix, Arizona. Mr. Townsley originally joined us in 2002 as President of our California, Arizona, New Mexico, Hawaii and Texas subsidiaries. He has also been responsible for our Non-Regulated Businesses located in six western states. Prior to joining American Water, Mr. Townsley held a number of senior management positions with Citizens Utilities Company, where he had responsibility for that company’s electricity, natural gas, telecom, and water/wastewater utilities in Arizona, and later for all its water/wastewater utilities nationwide. In total, Mr. Townsley has over 27 years of utility industry experience. Mr. Townsley is a licensed professional engineer and marine engineer.

Board of Directors

In addition to Donald L. Correll, our board of directors consists of the following members:

George MacKenzie began his appointment as Chairman of our board of directors on May 17, 2006. He most recently served as our Interim President and Chief Executive Officer from January 1, 2006 to April 17, 2006 until the appointment of Donald L. Correll, which took effect April 17, 2006. He has been a member of our board of directors since August 2003 and was the Chair of the Audit Committee of the Board from February 2004 until December 2005. In addition to his role with American Water, Mr. MacKenzie has been a Director on the Boards of Safeguard Scientifics, Inc. since February 2003, Tractor Supply Co. since May 2007, and C&D Technologies, Inc. since March 1999. He previously served on the boards of Central Vermont Public Service Corp. from May 2001 to May 2006 and traffic.com from December 2005 to March 2007. He also serves on the Board of Trustees of the Medical Center of Delaware and is a member of the Investment Committee at the University of Delaware. Mr. MacKenzie previously served as Vice Chairman of the Board and Chief Financial Officer of Hercules Incorporated from 1979-2001, a global manufacturer of chemical specialties. During his 22-year career with Hercules he served in a variety of senior management roles including President of the Chemical Specialty Division. From September 2001 to June 2002, Mr. MacKenzie was Executive Vice President and Chief Financial Officer of P.H. Glatfelter Company, a specialty paper manufacturer. From June 2002, Mr. MacKenzie served on the boards of directors of the aforementioned companies and in the interim positions noted.

Martha Clark Goss began her tenure as a member of our board of directors on October 22, 2003, and she has served as Chair of the Audit Committee since December 2005. Ms. Goss has been Chief Operating Officer and Chief Financial Officer of Amwell Holdings/Hopewell Holdings LLC, a holding company for a healthcare reinsurance start-up, since 2003. Since July 2006, she has also served as the non-executive Chair of Channel Reinsurance Ltd. From 2002 to 2004, she was a subcontractor for Resources Global Professionals. Previously, Ms. Goss served as the Chief Financial Officer of Booz-Allen & Hamilton and held various senior executive positions at Prudential Insurance Company from 1981 until 1995. In addition to her position with American Water, Ms. Goss currently is a director and audit committee member of Ocwen Financial Corporation.

Dr. Manfred Döss began his tenure on our board of directors on August 8, 2007. He has served as General Counsel and Chief Compliance Officer of RWE since January 2005. From 1990 to 2004, Dr. Döss held various positions at Metallgesellschaft AG, including serving as a member of the supervisory board and as Senior Vice President and General Counsel.

William J. Marrazzo began his tenure as a member of our board of directors on October 22, 2003. In addition, Mr. Marrazzo has been the Chief Executive Officer and President of WHYY, Inc., a public television and radio company, since 1997. He served as Water Commissioner for the Philadelphia Water Department from 1971 to 1988 and Managing Director for the City of Philadelphia from 1983 to 1984. From 1988 to 1997 Mr. Marrazzo served as Chief Executive Officer of Roy F. Weston, Inc., an environmental and redevelopment firm. He has also served on the board of Amerigas Partners, L.P. (including on its audit committee) since April 2000 and Woodward & Curran since October 2001.

Dr. Rolf Pohlig began his tenure as a member of our board of directors on August 8, 2007. He has served as Chief Financial Officer of RWE since January 2007. From 2000 to 2006, Dr. Pohlig served as Executive Vice President, Mergers & Acquisitions of E.ON AG.

Andreas G. Zetzsche began his tenure as a member of our board of directors on August 17, 2007. He has served as an executive officer within the RWE group since 1997, and since January 2007 has served as Vice President, Group Corporate Development and Mergers & Acquisitions of RWE.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members, three of whom, Martha Clark Goss, George MacKenzie and William J. Marrazzo, have been determined by our board of directors to be independent under currently applicable listing standards of the NYSE and applicable SEC rules. Within one year of listing on the NYSE, our board of directors will consist of 10 members, six of whom will be independent under applicable SEC rules and currently applicable listing standards of the NYSE.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will conduct its business through three standing committees: the audit committee, the compensation committee and the nominating/corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors, when necessary, to address specific issues. Our audit committee, our compensation committee and our nominating/corporate governance committee will be required to be composed of a majority of independent directors within 90 days following the completion of this offering and entirely of independent directors within one year following the completion of this offering.

Audit Committee

Our audit committee consists of Martha Clark Goss (Chair), George MacKenzie and Dr. Rolf Pohlig. Our board of directors has designated Martha Clark Goss and George MacKenzie as the members of the audit committee who currently meet the requirements for independence under the rules and regulations of the SEC and the NYSE. Our board of directors has designated Martha Clark Goss and George MacKenzie as “audit committee financial experts,” as defined in Item 407 of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our website. The audit committee has responsibility for, among other things:

•	appointing the independent auditor to audit the consolidated financial statements of the Company and its subsidiaries;

•	reviewing the arrangements for and scope of the audit;

•	reviewing the results of the audit of the consolidated financial statements;

•	reviewing audit problems and management responses;

•	reviewing adjustments or estimates proposed by the independent auditor;

•	reviewing any significant deficiency or material weakness in the design or operation of internal accounting controls identified by the independent auditor;

•	reviewing all critical accounting policies and practices;

•	reviewing all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management;

•	reviewing other material written communications between the independent auditor and members of management;

•	resolving any disagreement between management and the independent auditor regarding financial reporting;

•	reviewing the independent auditors’ report describing internal quality control procedures and material issues raised by the most recent quality control review;

•	discussing with management and the independent auditor the Company’s audited financial statements and quarterly financial statements;

•	reviewing and discussing SEC filings with management and, to the extent that such filings contain financial information, with the independent auditor;

•	discussing earnings press releases, as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies;

•

overseeing policies and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting and other controls, auditing matters and suspected infractions of our Code of Ethics;

•	reviewing the reports of any internal auditor with respect to any financial safeguard problem that has not resulted in corrective action; and

•	reviewing with the General Counsel any legal matter that could have a significant impact on the Company’s financial statements.

Compensation Committee

Our compensation committee consists of George MacKenzie (Chair), Martha Clark Goss, William J. Marrazzo and Dr. Rolf Pohlig. Our board of directors has designated George MacKenzie, Martha Clark Goss and William J. Marrazzo as the members of the compensation committee who currently meet the requirements for independence under the rules and regulations of the NYSE. Our board of directors has adopted a written charter for the compensation committee, which will be available on our website. The compensation committee has responsibility for, among other things:

•	establishing and reviewing the overall compensation philosophy of the Company;

•	setting compensation for the Company’s Chief Executive Officer and the other executive officers of the Company;

•	reviewing and making recommendations to our board of directors, or approving, all awards of stock or stock options pursuant to the Company’s equity-based plans; and

•

reviewing and evaluating the short and long-term succession plans relating to the Chief Executive Officer and other executive officer positions and making recommendations to our board of directors with respect to the selection of individuals to occupy these positions.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee consists of George MacKenzie (Chair), William J. Marrazzo and Dr. Manfred Döss. Our board of directors has designated George MacKenzie and William J. Marrazzo as the members of the nominating/corporate governance committee who currently meet the requirements for independence under the rules and regulations of the NYSE. Our board of directors has adopted a written charter for the nominating/ corporate governance committee, which will be available on our website. The nominating/corporate governance committee has responsibility for, among other things:

•	establishing criteria for the selection of new directors to serve on our board of directors;

•	identifying qualified candidates to serve on our board of directors and recommending their election to our board of directors;

•	making recommendations to our board of directors as to whether members of our Board should stand for re-election; and

•

developing and recommending to our board of directors our corporate governance guidelines, assessing those guidelines annually and making recommendations to our board of directors in light of such assessments as may be appropriate.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of our compensation committee, and none of them has served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Code of Business and Financial Conduct and Corporate Governance Guidelines

Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees and corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the NYSE. Prior to completion of this offering, the Code of Ethics and the corporate governance guidelines will be available on our website.

Compensation Discussion and Analysis

This compensation discussion and analysis explains our compensation philosophy, policies and practices with respect to Donald L. Correll, who has served as our President and Chief Executive Officer since April 17, 2006; Ellen C. Wolf, who has served as our Senior Vice President and Chief Financial Officer since March 1, 2006; John S. Young, who has served as our Chief Operating Officer since October 1, 2005; Walter J. Lynch, who has served as our Executive Vice President of Business Operations, Eastern Division, since July 2, 2007; Paul G. Townsley, who has served as the President of our Western Region since 2002 and also serves as the President of our Arizona, New Mexico, Hawaii and Texas subsidiaries; Dietrich Firnhaber, who served as our Senior Vice President of Legal from January 1, 2003 through July 31, 2007; and Volker Heischkamp, who has served as our Senior Vice President of Capital Markets since November 15, 2005. These individuals are collectively referred to as the named executive officers. Mr. Firnhaber and Dr. Heischkamp are referred to as the Germany-based named executive officers and the other named executive officers are referred to as the U.S.-based named executive officers.

Overview of our Compensation Programs

Since January 2003, American Water has been owned and controlled by RWE, and our compensation strategy for our named executive officers has been primarily determined by the management of RWE based on its internal compensation practices and, until 2006, managed by Thames Water. The compensation for our named executive officers will continue to be determined by the internal compensation practices of RWE until the consummation of this offering. Our Chief Executive Officer approved the compensation of the other named executive officers prior to its final determination by RWE. Prior to our Chief Executive Officer’s approval of the compensation, he reviewed it with our Chief Operating Officer and our Chief Financial Officer.

We have recently established an independent compensation committee that will administer and oversee our compensation and employee benefits programs after the consummation of this offering, including our executive compensation programs and policies. Since our compensation committee has only recently been established, we have not yet determined what the role of our named executive officers will be in establishing executive compensation following this offering. However, pursuant to our compensation committee charter, as part of the compensation committee’s review and establishment of the performance criteria and compensation of our named executive officers, it will meet separately on at least an annual basis with our Chief Executive Officer, our principal human resources executive and any other officers, as it deems appropriate. The compensation committee will also meet regularly without such officers present. No individual officer will be present at any meeting at which his or her performance and compensation are being discussed and determined.

Mr. Correll participates in the same programs and receives compensation based on the same factors as our other named executive officers. However, Mr. Correll’s overall compensation reflects a greater degree of policy- and decision-making authority and a higher level of responsibility with respect to the strategic direction and financial and operating results of American Water.

Certain of our named executive officers are parties to employment agreements with us, which are described below under “—Narrative Disclosure to 2007 Summary Compensation Table and 2007 Grants of Plan-Based Awards Table—Employment Agreements.” We do not have any specific policy that controls whether we enter into employment agreements with our named executive officers.

Elements of Compensation

Our compensation program has traditionally included the following key elements, which we expect to remain the key elements of our compensation program following the consummation of this offering: base salary, annual incentives, long-term equity incentives and other benefits. In 2006, we granted cash retention bonuses, which are described below, in lieu of long-term equity incentives for the U.S.-based named executive officers. We did not grant long-term equity incentives in 2007 to our U.S.-based named executive officers due to our contemplated initial public offering. However, we did grant contingent cash awards in 2007 that will vest in 2009 and pay out in 2010 if the initial public offering does not occur before such times.

All elements of compensation have traditionally been paid to participants in cash, but our new omnibus equity compensation plan will provide for awards that pay out in equity following this offering.

Base Salary

We believe competitive base salaries are necessary to attract and retain an effective executive management team. At the meeting of the board of directors of American Water that occurred in the first quarter of 2007, our directors and the management of RWE revised the base salaries for the named executive officers as follows, in light of the competitive market environment and to recognize individual performance.

Name	New Base Salary	Percent Increase	Effective Date
Donald C. Correll	$566,500	3.0%	March 26, 2007
Ellen C. Wolf	$463,500	3.0%	March 26, 2007
John S. Young	$412,000	3.0%	March 26, 2007
Walter J. Lynch(1)	$350,000	16.67%	July 2, 2007
Paul G. Townsley	$278,000	2.96%	March 26, 2007
Dietrich Firnhaber(2)	$324,525	3.0%	March 26, 2007

(1)	Base salary increase commensurate with expanded responsibilities.
(2)	Base salary of 138,020 Euros and functional allowance of 106,193 Euros converted to United States dollars using the March 26, 2007 exchange rate of 1.32886.

The base salaries paid to the named executive officers in 2007 are set forth below in the “2007 Summary Compensation Table.”

Annual Incentive Compensation

Annual incentive compensation is made available to all managerial, professional and supervisory employees, including the named executive officers. It is designed to provide incentives for achieving short-term financial and operational goals for the Company as a whole and for its subsidiaries and individual business units, including goals that enhance customer service, as well as individual goals. Annual incentive compensation is provided to the named executive officers, other than Dr. Heischkamp, through American Water’s annual incentive plan. Dr. Heischkamp participates in RWE’s short-term incentive plan.

For 2007, management, including the named executive officers and subsidiary and business unit leaders, worked with RWE to establish goals for American Water’s annual incentive plan that were aligned with American Water’s business plan for the applicable year. For 2008, the goals are expected to be established in the same manner. Following this offering, the compensation committee will assume responsibility for setting the goals for the annual incentive plan.

The target payout opportunities chosen by RWE for the named executive officers under the 2007 annual incentive plan, which were the bonus amounts that would have been paid at 100% achievement of each performance component of the plan, are shown as percentages of annual base salary in the following table.

Named Executive Officer	Target (as % of December 31, 2007 base salary)
Donald L. Correll	80%
Ellen C. Wolf	50%
John S. Young	50%
Walter J. Lynch	40%
Paul G. Townsley	40%
Dietrich Firnhaber	35%

The 2007 annual incentive plan included three performance components: “financial,” “operational” and “individual.” For Messrs. Lynch and Townsley, the financial component was determined at the Company and regional levels, while for the other named executive officers, it was determined only at the Company level. Only

Messrs. Lynch and Townsley had operational goals. Each participant’s bonus opportunity was allocated among the components based on their relative weights for the participant, which depended upon the importance of the applicable component to the responsibilities of the participant and his or her subsidiary or business unit and American Water’s view of the relative importance of the components. The following table shows the 2007 weightings of the financial, operational and individual components for the named executive officers.

	Mr. Correll	Ms. Wolf	Mr. Young	Mr. Lynch	Mr. Townsley	Mr. Firnhaber
Company Financial	70%	50%	50%	40%	40%	40%
Regional Financial	—	—	—	20%	20%	—
Operational	—	—	—	20%	20%	—
Individual	30%	50%	50%	20%	20%	60%

At the end of the year, payments under the annual incentive plan are determined by evaluating the performance of each component, and then adding the results of all components, factoring in their relative weightings.

Target and maximum achievement levels are established for each performance component. Target is set consistent with the achievement of the business plan objectives. Maximum is set at a level that significantly exceeds the business plan and has a low probability of payout.

For 2007, the Company and regional financial components for the annual incentive plan were based on operating income, which was defined as earnings before interest, taxes and other non-operating expenses. The Company operating income target was approximately $535.0 million and the regional operating income targets were $149.0 million for the Northeast Region, of which Mr. Lynch was President until July 2, 2007, when he was named Executive Vice President of Business Operations, Eastern Division, and $30.0 million for the Western Region of which Mr. Townsley is President. More than 80% of the operating income target for the entire Company had to be achieved before any payout could have been made on the Company financial component of the plan. In addition, more than 70% of the operating income target for the entire Company had to be achieved before any payout could have been made on any component of the plan. With respect to both the Company and regional financial components, if 85% of the operating income target had been achieved, 25% of the target payouts for the financial components would have been awarded; at 100% achievement of the operating income target, 100% of the target payouts would have been awarded; and at 125% achievement of the operating income target, 150% of the target payouts would have been awarded. Linear interpolation would have been used to determine payouts at achievement levels between the levels indicated. The 2007 Company operating income result was      and the 2007 regional operating income result was     , producing payouts for these financial components of     % of target and     % of target, respectively.

The actual financial results used for assessment under the annual incentive plan may be amended to reflect the impact of events that are not considered to be within the control of local management. Any such amendments will require the explicit approval of our Chief Executive Officer and our Chief Financial Officer and if material, our board of directors, whose decisions will be final. The following items are those most likely to be considered for amendment: weather conditions having a material impact on the financial results, the impact of movements in foreign exchange rates, disposal/acquisition of businesses not anticipated in the business plan but subsequently mandated by our board of directors, goodwill impairments and costs related to the initial public offering.

For Messrs. Lynch and Townsley, the operational component for the 2007 annual incentive plan consisted of customer satisfaction, customer service quality, environmental, and health and safety goals, with 25% of the component allocated to each category of goal. Customer satisfaction measures overall satisfaction with the services offered by American Water that directly benefit the customer. This is measured by a study conducted annually in the fourth calendar quarter of approximately 1,100 American Water-regulated water or wastewater customers. Customer service quality measures customer satisfaction with field and customer service contacts. This is measured by a study conducted throughout the year of approximately 900 American Water-regulated water or wastewater customers each quarter. Environmental performance is measured by notices of violation, which is the number of times that an official notice is issued by a primacy agency for failure to comply with a federal, state or local environmental statute or regulation that is covered by the Environmental Management Plan. Health and safety performance is measured by the lost workday case rate, which is the number of total Occupational Safety and Health Administration recordable injuries or illness cases with lost workdays per 200,000 hours worked.

For the Northeast Region, the 2007 targets were 95%, 80%, 4 and 2.2 for customer satisfaction, customer service quality, notices of violation and lost workday case rate, respectively. For the Western Region, the 2007 targets were 95%, 80%, 4 and 1.4 for customer satisfaction, customer service quality, notices of violation and lost workday case rate, respectively. Payouts on customer satisfaction would have been 0% of target if 90% or less of the target goal had been achieved, 100% of target if 95% of the target goal had been achieved and 120% of target if 97% or more of the target goal had been achieved. Payouts on customer service quality would have been 0% of target if 75% or less of the target goal had been achieved, 100% of target if 80% of the target goal had been achieved and 120% of target if 90% or more of the target goal had been achieved. Payouts on environmental and health and safety would have been 0% of target if 130% or more of the target goal had been achieved, 100% of target if 100% of the target goal had been achieved and 120% of target if 50% or less of the target goal had been achieved. Linear interpolation would have been used to determine payouts for performance between the levels indicated. If total notices of violation for the Company as a whole were less than or equal to 21, payouts on the environmental component would have been made to all participants regardless of the individual region results. The Company target for notices of violation would have been increased for any significant growth (i.e., one notice would have been added per 5% growth in customers served, rounded down).

The 2007 results for the Northeast Region were     ,     ,      and      for customer satisfaction, customer service quality, notices of violation and lost work day case rate, respectively, producing payouts for these components of     %,     %,     % and     % of target, respectively. The 2007 results for the Western Region were     ,     ,      and      for customer satisfaction, customer service quality, notices of violation and lost workday case rate, respectively, producing payouts for these components of     %,     %,     % and     % of target, respectively.

The individual component for the annual incentive plan includes performance targets that relate to the participant’s function in the Company as agreed between each participant and his or her manager. For 2007, each participant had five performance targets, which were each weighted according to their relative importance. Payouts on the individual component would have been 0% of target if performance had not met expectations, 25-74% of target if performance targets had been only partially achieved, 75-99% of target if performance targets had been largely achieved, 100% of target if performance targets had been fully achieved and 101-120% of target if performance had exceeded expectations. Once evaluated, the individual performance target ratings are added and averaged to determine an overall individual rating.

Mr. Correll’s four primary individual measures were (1) lead and drive the American Water management team in delivering financial and operational performance (weighted at 40%), (2) lead and manage RWE Divestiture activities with RWE (weighted at 25%), (3) reestablish and bolster critical relationships with key stakeholders and continue implementation of a culture of business development and growth (weighted at 15%) and (4) lead and support strategic planning and forward thinking for the pre- and post- initial public offering business environment (weighted at 20%). Mr. Correll’s performance results for the four measures were     ,     ,      and     , respectively, and his overall individual rating was     .

Ms. Wolf’s four primary individual measures were (1) lead and drive successful achievement of the business plan and complete all required financial disclosure for the initial public offering (weighted at 30%), (2) lead and manage RWE Divestiture activities with RWE, Securities and Exchange Commission compliance, including timely and accurate financial reporting, Sarbanes-Oxley implementation and compliance and projects for the enhancement of American Water’s information technology systems (weighted at 30%), (3) establish and monitor appropriate service agreements between the American Water Works Service Company and the business units and maintain a team atmosphere among management (weighted at 20%) and (4) lead and drive employee development (weighted at 20%). Ms. Wolf’s performance results for the four measures were     ,     ,      and     , respectively, and her overall individual rating was     .

Mr. Young’s four primary individual measures were (1) lead and drive business plan commitments and drive enhanced value for capital expenditure program (weighted at 40%), (2) lead and drive continuous improvement in operational integrity and efficiencies in the Regulated Businesses (weighted at 30%), (3) lead and drive improvements in customer service and achievement of environmental management excellence (weighted at 20%) and (4) serve as ambassador and coach throughout American Water in an effort to instill and reinforce American Water’s core values (weighted at 10%). Mr. Young’s performance results for the four measures were     ,     ,      and     , respectively, and his overall individual rating was     .

Mr. Lynch’s four primary individual measures were (1) financial oversight of the eastern United States to achieve the 2007 business plan goals for net income and net operating cash flow and support the regulatory approval of the RWE Divestiture (weighted at 40%), (2) drive customer satisfaction by delivering reliable, high-quality customer service, and build brand equity through effective communications (weighted at 20%), (3) process oversight of company-wide diversity plan for Northeast Region and sustain and enhance operational performance (weighted at 30%) and (4) and enhance employee talent and capability to promote employment satisfaction and engagement (weighted at 10%). Mr. Lynch’s performance results for the four measures were     ,     ,      and     , respectively, and his overall individual rating was     .

Mr. Townsley’s four primary individual measures were (1) lead and drive the management team in the western United States in delivering financial and operational performance (weighted at 40%), (2) reestablish and bolster critical relationships with key stakeholders, while increasing industry and external organizational participation (weighted at 20%), (3) lead and support the implementation of business solutions and programs in the western United States (weighted at 30%) and (4) lead and drive employee development (weighted at 10%). Mr. Townsley’s performance results for the four measures were     ,     ,      and     , respectively, and his overall individual rating was     .

Mr. Firnhaber’s four primary individual measures were (1) financial oversight for the 2007 legal function and budget (weighted at 20%), (2) lead and support enhancement of customer and stakeholder satisfaction through effective and timely legal business advice (weighted at 20%), (3) lead and support the RWE Divestiture throughout 2007 (weighted at 50%) and (4) lead and drive employee development (weighted at 10%). Mr. Firnhaber’s performance results for the four measures were     ,     ,      and     , respectively, and his overall individual rating was     .

To be eligible to receive an annual incentive award, a participant must be actively employed at the end of the plan year for which the award is earned. However, in the case of disability, retirement, layoff or death during the plan year, a prorated award may be payable. Employees who resign or are terminated for cause at any time prior to payment are not eligible. Awards are usually determined and paid in cash as soon as possible after the release of financial results. American Water has the discretion to pay the annual incentive awards even if the applicable performance goals are not met, but would generally not exercise this discretion to pay awards at greater than maximum levels permitted by the plan absent unusual circumstances. Our board of directors also has the right to withhold all incentive payments in certain circumstances, such as failing to meet financial goals.

The actual annual incentive plan payments made to the named executive officers for the fiscal year ended December 31, 2007 are set forth below in the “2007 Summary Compensation Table.”

RWE’s short-term incentive plan is similar to American Water’s annual incentive plan. In 2007, Dr. Heischkamp’s goals were based 30% on company and 70% on individual measures. Dr. Heischkamp’s company component was based on RWE’s, rather than American Water’s, performance. It was based on RWE’s achievement of “Value Added”, which is defined as operating result minus the product of average operating assets of the period and the weighted average cost of capital, and which is a key performance indicator that measures the ability of RWE’s operating activities to cover and exceed the cost of invested operating assets. Dr. Heischkamp’s target incentive opportunity for 2007 was 34.7% of his base pay (including his functional allowance), and his bonus paid out based on achievement of company performance at     % of target and individual performance at     % of target.

Long-Term Equity Incentive Compensation

RWE has a global long-term equity incentive program in place in which certain named executive officers participate. It is known as the Beat program, because it aims to incentivize the RWE group to perform successfully as one integrated team acting in one rhythm, or beat.

Under RWE’s 2005 Beat program, performance shares were granted to participants in 2005, based on a 2005-2007 award cycle. The awards are scheduled to pay out in cash in 2008 to participants who remain employed for the full award cycle, or whose employment is terminated without cause during the award cycle. The value of the performance shares that will pay out at the end of the cycle is determined based on RWE’s performance, measured by total stockholder return, which we refer to as TSR, which takes into account both the share price and reinvested dividends. RWE’s TSR is ranked against those of other companies within the DJ Stoxx Utilities Index, which consists of the top European utility companies, to determine a payout factor. The factor does not only measure RWE’s rank within the list but also takes into account which competitors were outperformed. Each company within the list has a weighting according to its free float market capitalization (the total value of its shares on the stock market). The payout factor therefore depends on RWE’s position within the list and the sum of the index weightings of the outperformed companies. In order for any payouts to be made under the Beat program, RWE must perform better than at least 25% of the index weighting. The final value of a performance share is equal to the product of the payout factor and the average RWE share price in the last 20 days prior to the end of the award cycle. The maximum amount that may be paid to a participant with respect to a performance share is limited to three times the “grant value” of the performance share, which is the expected value of the share set forth at the beginning of the award cycle. The grant value for the 2005-2007 award cycle was 18.62 Euros per share, and three times this amount is 55.86 Euros per share. Since the value of each 2005-2007 performance share, without taking the cap into consideration, was greater than 55.86 Euros per share, the maximum payouts will be made under the program. The amount to be paid to each participant with respect to the 2005 Beat program will be equal to the product of the number of performance shares granted to the participant and 55.86 Euros.

No long-term incentive awards were granted to the United States-based named executive officers under the Beat program in 2006 or 2007. However, Mr. Firnhaber and Dr. Heischkamp were granted long-term equity incentive awards under the Beat program for the 2006-2008 and 2007-2009 award cycles. The terms of these awards are the same as for the 2005-2007 awards, except that the maximum amount that may be paid to a participant is limited to two times the “grant value” of the performance shares, which grant value was 17.48 Euros per performance share for the 2006-2008 award cycle and 24.99 Euros per performance share for the 2007-2009 award cycle.

Prior to 2005, RWE had other long-term equity incentive programs in place. Pursuant to the 2004 Thames Water/RWE long-term incentive program, restricted stock units with respect to shares of RWE common stock were granted to participants in 2004. The units were paid out to participants who were actively employed on July 24, 2007. The plan provided that the amount paid to each participant would be determined by multiplying the number of restricted stock units granted to that participant by the closing price of a share of RWE stock on July 23, 2007, provided that for purposes of the plan the RWE share price could not exceed $90. Since the closing price of an RWE share on July 23, 2007 was greater than $90, the maximum payouts were made under the plan.

For further information on the long-term equity incentive awards granted to the named executive officers, see the “2007 Grants of Plan-Based Awards” table, the “2007 Outstanding Equity Awards at Fiscal Year-End” table and the “2007 Option Exercises” table.

Other Benefits

Other benefits offered to the named executive officers by American Water include qualified and nonqualified retirement benefit plans, an executive severance policy and perquisites. American Water also provides medical and dental coverage and life insurance to each named executive officer to generally the same extent as such benefits are provided to other American Water employees. These benefits are intended to provide for the health, well-being and retirement planning needs of the named executive officers.

Retirement Benefit and Deferred Compensation Plans

American Water sponsors qualified and nonqualified defined benefit retirement plans that cover certain employees who commenced employment prior to January 1, 2006, when the plans were closed to certain new entrants. Some of the defined benefit plans are predecessor company plans that American Water assumed in acquisitions. Employees hired or rehired on or after January 1, 2006, such as Mr. Correll and Ms. Wolf, are eligible for defined contribution plans only, except that Ms. Wolf has a benefit in our qualified defined benefit pension plan due to prior service. We transitioned from defined benefit to defined contribution plans for several reasons. Defined contribution plans provide to employees a retirement savings opportunity that is portable, which is important to us, since our workforce is more mobile than the traditional water utility workforce. In addition, we desired to be able to predict our fixed costs for retirement benefits on an ongoing basis, rather than having our costs depend on the fluctuation of capital markets. Further, defined contribution plans permit employees to defer the taxation of the compensation that they contribute to the plan, and allow American Water to contribute to the plan on behalf of employees in a relatively tax-efficient manner.

At the recommendation of Towers Perrin, a compensation consulting firm, based on its experience with companies both in the utility industry and outside of it, we have recently established two deferred compensation plans, one for certain of our key employees, including the named executive officers, and one for our directors. The plans permit the deferral, on a tax-favored basis, of base salary and bonus, in the case of employees, and director fees, in the case of directors. The deferred compensation plan for employees provides benefits under the same formula as our 401(k) plan, but without regard to the pay and benefit limitations applicable to qualified plans. For employees hired on or after January 1, 2006, the deferred compensation plan also provides an employer contribution of 5.25% of annual incentive plan awards, which is not applicable for the same contribution under our 401(k) plan. Executives hired prior to January 1, 2006 are eligible for an additional 2.5% employer matching contribution on base pay above the pay limit for the year, which is intended to replace benefits lost under the qualified plan due to pay and benefit limitations. Accounts of participants in both plans will be credited with returns in accordance with the deemed investment options elected by the participant.

For information on the named executive officers’ potential retirement and deferred compensation plan benefits, please see the “2007 Pension Benefits” table, the “2007 Nonqualified Deferred Compensation” table and “—Potential Payments on Termination or Change in Control.”

Executive Severance Policy

Our executive severance policy was established in June 2006 to provide certainty with respect to the payments and benefits to be provided upon certain termination events. It provides severance benefits to executives whose employment is involuntarily terminated by American Water for reasons other than cause. For further information about the executive severance policy, see “—Potential Payments on Termination or Change in Control.” The number of months of salary to be paid as severance was decided upon with reference to surveys that Towers Perrin has done and its experience in the general industry.

Change in Control

Most of our compensation plans and policies do not contain change in control triggers. As described in “—Potential Payments on Termination or Change in Control,” certain Company contributions to the deferred compensation plan will vest upon a change in control of American Water. Also, pursuant to the AWW Inc.

Executive Retirement Plan, our nonqualified defined benefit pension plan, our board of directors has the discretion to vest benefits upon certain terminations of employment following a change in control. However, a change in control will not be triggered by this offering for purposes of these plans, and all of the named executive officers who participate in the AWW Inc. Executive Retirement Plan are already vested in their pension benefits.

Perquisites

American Water provides limited perquisites, which represent a small part of our overall compensation package. The primary perquisites that we offer are financial planning, executive physicals and a vehicle allowance. We believe that good financial planning by experts reduces the amount of time and attention that senior management must spend on that topic and maximizes the net financial reward to the employee of compensation received from American Water. Furthermore, since our leadership team has the greatest impact on our success, the executive physical is important. Healthy leaders are better prepared to perform physically and mentally. None of the named executive officers used the Company’s financial planning services in 2007.

Special Policies for RWE Employees on Assignment at American Water

During 2007, two RWE employees, Dietrich Firnhaber, our Senior Vice President, Legal, and Volker Heischkamp, our Senior Vice President, Capital Markets, worked for American Water.

RWE provided Mr. Firnhaber and Dr. Heischkamp with various elements of compensation on account of their United States assignments, including vehicle and housing allowances, home leave and travel reimbursements and cost of living allowances. RWE provides these elements of compensation in order to ensure that the expatriate’s lifestyle while on assignment is broadly comparable to what it would be in his or her domestic country. RWE views its expatriates as essential links among its companies worldwide. It also views expatriate assignments as an opportunity for personal and professional development and as an important component in the career development of individuals for management positions. In designing its international assignment policies, RWE aims to manage the interface between the home and the host companies, and to ensure that all tax, social security and labor requirements are met and that participating employees receive optimal care before, during and after the assignment.

Transaction-related Bonuses

Retention Bonuses

American Water established a retention bonus program in 2006 that is intended to retain employees in key leadership roles through the timely completion of American Water’s initial public offering. If a participant remains employed by American Water through the earlier of March 31, 2008 or one year after the date of American Water’s initial public offering, the participant will receive a cash retention bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006. Retention bonuses are payable to employees whose employment is terminated without cause prior to the applicable payment date. The retention bonus has been offered to employees in lieu of a 2006 grant under the RWE long-term incentive program.

The named executive officers who participate in the retention bonus program are entitled to retention bonuses in amounts equal to the following percentages of their base salaries:

Named Executive Officer	Retention Bonus Opportunity (as percentage of base salary)
Donald L. Correll	120%
Ellen C. Wolf	100%
John S. Young	100%
Walter J. Lynch	80%
Paul G. Townsley	80%

We determined these retention bonus opportunities by doubling the percentage opportunities that would have applied to the named executive officers’ long term equity incentives, had we granted such incentives in 2006.

Completion Bonuses

American Water has offered a “completion bonus” to reward selected senior executives for their contributions to this offering. Each eligible executive is entitled to receive a cash bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006.

The named executive officers who participate in the completion bonus program are entitled to completion bonuses in amounts equal to the following percentages of their base salaries:

Named Executive Officer	Completion Bonus Opportunity (as percentage of base salary (including functional allowance for Mr. Firnhaber and Dr. Heischkamp))
Donald L. Correll	100%
Ellen C. Wolf	100%
John S. Young	100%
Walter J. Lynch	75%
Paul G. Townsley	75%
Dietrich Firnhaber	75%
Volker Heischkamp	18.8%

With respect to each executive other than Dr. Heischkamp, 50% of each executive’s completion bonus will be awarded if this offering is consummated. The remaining 50% is payable at the discretion of RWE, based upon the executive’s leadership and support in positively marketing the business and preparing for this offering. All of Dr. Heischkamp’s completion bonus is discretionary, and it will be based on his personal contribution to this offering.

New Omnibus Equity Compensation Plan

American Water has adopted an omnibus equity compensation plan in connection with this offering pursuant to which equity-based awards will be granted to certain employees and non-employee directors of American Water. The plan will encourage participants to contribute materially to the growth of the Company, thereby benefiting American Water’s stockholders. The terms of the omnibus equity compensation plan are described below under “—2007 Omnibus Equity Compensation Plan.”

At the time of this offering, performance-based non-qualified stock options and performance-based restricted stock units will be granted to employees, including the named executive officers, under the plan. We have chosen to use stock options and restricted stock units as forms of equity-based compensation in order to align our program with common market practice. The amount of awards granted will be based on certain performance conditions, as described below. Sixty percent of the award value granted under the plan will be in the form of stock options and 40% will be in the form of restricted stock units. The exercise price of the stock options will be the fair market value of the underlying shares on the grant date. The options will expire on December 31, 2013. The awards will vest on January 1, 2010, if the applicable participant remains employed with American Water at such time, subject to certain performance conditions described below.

The target values of the long-term incentive awards that vest and become exercisable are 120% of base salary for Mr. Correll, 115% of base salary for Ms. Wolf and Mr. Young, and 45% of base salary for all other named executive officers (other than Mr. Firnhaber, who is no longer employed and will not receive a grant). Other employees will receive awards with target values of 45% or 20% of their December 31, 2007 base salaries.

The number of stock options and restricted stock units that are initially granted to participants, as well as the number of such awards that vest, will be based on American Water’s net income, as adjusted for certain non-recurring items related to this offering, impairments, the settlement of income tax audits, changes in benefit plan costs that are not related to management decisions, effects resulting from changes in accounting principles and other items.

The number of stock options that become exercisable, and the number of restricted stock units that vest, as a percentage of the targeted number of awards for each participant, will be determined by comparing the Company’s actual audited net income results for 2007 and 2008 to the actual net income results for 2007 and the net income forecast for 2008 at the time of this offering. If the Company’s actual net income for 2007 and 2008 is 100% of the actual net income results for 2007 and the forecasted net income at the time of this offering for 2008, then 100% of each participant’s target number of awards will become exercisable and vest. If the Company’s actual net income for 2007 and 2008 is 80% of the actual net income results for 2007 and the net income forecast for 2008 at the time of this offering, then 25% of each participant’s target number of awards will become exercisable and vest. All awards will be forfeited if the applicable net income percentage is less than 80%. The maximum percentage of awards that become exercisable and vest will be 175% of each participant’s target number awards, which percentage will be achieved if actual net income for 2007 and 2008 is 120% of the actual net income results for 2007 and the net income forecast for 2008 at the time of this offering or greater.

In order to achieve the exercisability and vesting percentages described above, the target number of stock options and restricted stock units initially granted at the time of this offering will be determined based on the same schedule as described above, except that it will be based on a comparison of actual net income for 2007 and forecasted net income for 2008 at the time of this offering to the net income targets established for the Company for the years 2007 and 2008. The target number of stock options and restricted stock units initially granted will be determined based on applying the schedule described above to this comparison, with a cap at 175% of the target numbers.

Assuming the shares being offered pursuant to this prospectus are offered at $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, options to purchase a total of      shares of common stock and      restricted stock units will be granted to      employees at the time of this offering. Of this total, the following named executive officers will receive the following numbers of options and restricted stock units:

Named Executive Officer	Options	Restricted Stock Units
Donald L. Correll
Ellen C. Wolf
John S. Young
Walter J. Lynch
Paul G. Townsley

The Company has the discretion to cause to vest fewer or more awards than would vest based on the mechanisms described above.

On the vesting date or shortly thereafter, subject to the service and performance conditions having been met, the restricted stock units will be converted into an equivalent number of shares of American Water common stock, and the stock options will become exercisable. If any dividends are declared with respect to American Water common stock during the vesting period, American Water will credit dividend equivalents with respect to the restricted stock units, and participants will receive cash equal to the value of the dividend equivalents that accumulate with respect to any of their restricted stock units that are not forfeited.

Awards will generally be forfeited upon a termination of employment prior to vesting. Awards will fully time-vest upon death or disability, but will remain subject to performance conditions until the end of the performance cycle. Awards will time-vest on a pro rata basis upon retirement, but will remain subject to performance conditions until the end of the performance cycle. If a change in control occurs, awards will vest based on actual performance through the most recent reporting period prior to the change in control.

Executives will be required to hold 50% of the shares underlying their awards in order to comply with minimum ownership requirements, which are set at 300% of base salary for Mr. Correll, 200% of base salary for Ms. Wolf and Mr. Young, and 100% of base salary for other senior management positions.

If an initial public offering of American Water’s common stock has not occurred by December 31, 2009, participants will not receive the stock options or restricted stock units described above and will instead receive cash equal to the value of the restricted stock units they otherwise would have received at the target level.

In addition to the options and restricted stock units, American Water is considering granting, upon the consummation of this offering, $2.0 million of restricted stock under the new omnibus equity compensation plan to certain of our employees, excluding our named executive officers and other senior management, in order to encourage such employees to remain employed following this offering. The restricted shares will vest three months after their grant.

New Employee Stock Purchase Plan

American Water has established an employee stock purchase plan in order to more closely align our employees’ goals with those of our stockholders. The plan, which is not yet effective, will allow certain employees to purchase shares of American Water’s common stock at a discount of 10% from the lower of the prevailing market price on the first day and the prevailing market price on the last day of each purchase period. The terms of the employee stock purchase plan are described below under “—Nonqualified Employee Stock Purchase Plan.”

Tax and Accounting Consequences

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain of our named executive officers, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the applicable compensation programs are approved by our stockholders and meet other requirements. We seek to maintain flexibility to compensate our executives in a manner designed to promote our corporate goals, and therefore we have not adopted a policy requiring all compensation to be deductible. However, from time to time, we intend to monitor whether it might be in our interest to structure our compensation programs to satisfy the requirements of Section 162(m).

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)(8)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(10)	All Other Compensation ($)(11)	Total ($)(12)
Donald L. Correll President and Chief Executive Officer(1)	2007	$562,059	$—	$—	$—	$—	$—	$82,843	$644,902

Ellen C. Wolf Senior Vice President and Chief Financial Officer(2)	2007	$459,865	$—	$—	$—	$—	$—	$66,578	$526,443

John S. Young Chief Operating Officer(3)	2007	$408,771	$—	$226,486	$—	$—	$208,700	$26,183	$870,140

Walter J. Lynch Executive Vice President Business Operations, Eastern Division(4)	2007	$318,769	$—	$209,911	$—	$—	$22,197	$17,761	$568,638

Paul G. Townsley President, Western Region(5)	2007	$275,847	$—	$207,204	$—	$—	$71,615	$84,224	$638,890

Dietrich Firnhaber Senior Vice President, Legal(6)	2007	$205,846	$—	$122,760	$—	$—	$—	$1,124,889	$1,453,495

Volker Heischkamp Senior Vice President, Capital Markets(7)	2007	$390,872	$—	$136,556	$—	$—	$7,051	$108,944	$643,423

(1)	Mr. Correll has served as our President and Chief Executive Officer since April 17, 2006.
(2)	Ms. Wolf has served as our Senior Vice President and Chief Financial Officer since March 1, 2006. Ms. Wolf is entitled to a fixed and frozen pension benefit of $17,748, payable at age 65 from the American Water qualified pension plan. Changes in assumptions, particularly the discount rate, have made the present value of this benefit decrease by $920 from December 31, 2006 to December 31, 2007.
(3)	Mr. Young has served as our Chief Operating Officer since October 1, 2005.
(4)	Mr. Lynch has served as our Executive Vice President, Business Operations, Eastern Division, since July 2, 2007. Previously, he served as President of our Northeast Region.
(5)	Mr. Townsley has served as the President of our Western Region since 2002. He also serves as the President of our Arizona, New Mexico, Hawaii and Texas subsidiaries. Previously, he served as the President of our California subsidiary.
(6)	Mr. Firnhaber joined the RWE group on January 1, 1996, and began working for American Water on January 1, 2003. He resigned effective July 31, 2007. His compensation was denominated in Euros but was paid to him in the equivalent number of United States dollars. Mr. Firnhaber’s salary (including functional allowance) that he received prior to March 26, 2007 was converted using the exchange rate of 1.20311, which was the exchange rate on March 27, 2006, and the rest of his salary (including functional allowance) was converted using the exchange rate of 1.32806, which was the exchange rate on March 26, 2007. The rest of his compensation shown in the table was converted based on the rate of 1.3326 (which was the rate actually used in converting such compensation in dollars), except that for purposes of the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” the December 31, 2006 exchange rate of 1.32027 was used to determine 2006 pension values and the December 31, 2007 exchange rate of 1.4721 was used to determine 2007 pension values.
(7)	Dr. Heischkamp joined the RWE group on August 1, 2002, and has been seconded to American Water since November 15, 2005. He has served as our Senior Vice President, Capital Markets since November 15, 2005. He has been compensated in Euros. All items of his compensation reported here were converted from Euros to United States dollars based on the December 31, 2007 exchange rate of 1.4721, except that for purposes of the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” the December 31, 2006 exchange rate of 1.32027 was used to determinate 2006 pension values.
(8)

The amounts shown under this column reflect the 2004 Thames Water/RWE long-term incentive awards and the 2005-2007, 2006-2008 and 2007-2009 RWE long-term incentive awards. The values in the table for the 2004 Thames Water/RWE long term incentive awards and for the 2005-2007 RWE long-term incentive awards were computed in accordance with Statement of Financial Accounting

Standards No. 123(R) “Share Based Payment” (“SFAS 123(R)”). With respect to the 2006-2008 RWE long-term incentive award values in the table and the 2007-2009 RWE long-term incentive award values in the table, the fair values used to calculate the amounts were provided by RWE. RWE used a valuation model based solely on historic volatility to calculate the grant date fair value of the awards. SFAS 123(R) generally requires the consideration of expected volatility. The Company believes that the consideration of expected volatility in the fair value calculations would have a de minimis impact on these values. For further information on these awards see “—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentive Compensation.”

(9)	The amounts to be shown in this column reflect payments for 2007 performance under American Water’s and RWE’s annual incentive plans to be made in , 2008. As of the date of this prospectus, the amounts have not yet been determined. For further information about these plans, see “—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation.”
(10)	The amounts shown in this column reflect the aggregate changes in the actuarial present values of the named executive officers’ accumulated benefits under our defined benefit pension plans (including supplemental plans) from the pension plan measurement date used for our audited financial statements for 2006 to the pension plan measurement date used for our audited financial statements for 2007. For further information on the pension plans, see “—2007 Pension Benefits.” There were no above-market earnings on the named executive officers’ deferred compensation in 2007.
(11)	The following tables show the components of the amounts listed in the “All Other Compensation” column for each named executive officer:

Name	401(k) Company Match ($)	401(k) Defined Contribution Account ($)(a)	Company Contributions to Deferred Compensation Plan ($)(b)	Executive Physicals and Associated Travel ($)	Vehicle Allowance ($)	Foreign Service Allowance ($)(c)	Relocation Expenses ($)	Company- Paid Life Insurance Premiums ($)
Donald L. Correll	$8,067	$11,813	$38,109	—	$18,000	—	—	$480
Ellen C. Wolf	$9,000	$11,813	$30,885	—	$14,400	—	—	$480
John S. Young	$5,500	—	$4,594	$6,009	$9,600	—	—	$480
Walter J. Lynch	$3,689	—	$2,200	$2,639	$8,400	—	$353	$480
Paul G. Townsley	$3,602	—	$1,271	$2,918	$8,400	—	$43,315	$480
Dietrich Firnhaber	—	—	—	—	$6,355	$23,689	—	—
Volker Heischkamp	—	—	—	—	$14,460	—	—	—

Name	Housing Allowance and Related Expenses ($)	Home Leave, Travel and Flight Allowance ($)	COLA ($)(d)	Gross Up for Taxes ($)(e)	Severance ($)(f)	Spousal Travel Expenses to Industry Conferences
Donald L. Correll	—	—	—	—	—	$6,374
Paul G. Townsley	—	—	—	$24,238	—	—
Dietrich Firnhaber	$37,385	$125,383	—	$33,099	$898,978	—
Volker Heischkamp	$70,058	$18,748	$5,678	—	—	—

(a)	The Defined Contribution Account is an account in our 401(k) plan to which American Water contributes 5.25% of each employee’s total cash compensation (which includes base pay and annual incentive plan payouts), subject to limits on compensation that may be taken into account pursuant to Section 401(a)(17) of the Internal Revenue Code.
(b)	The amounts in this column represent matching and other annual contributions that the Company has made to the named executive officers’ accounts in the Nonqualified Savings and Deferred Compensation Plan for Employees of the Company. For further information on this plan, please see “—2007 Nonqualified Deferred Compensation.”
(c)	The amount in this column was paid to Mr. Firnhaber on account of his working in the United States.
(d)	The amount in this column represents a payment made to Dr. Heischkamp to compensate him for the differences in the cost of living between the United States and Germany.
(e)	The amounts in this column represent a payment made to Mr. Townsley to compensate him for taxes on his relocation payments and United States income taxes paid by American Water on Mr. Firnhaber’s behalf.
(f)	For more information on the amounts paid to Mr. Firnhaber as severance, see “—Potential Payments on Termination or Change in Control.”
(12)	The totals shown in this column do not include non-equity incentive plan compensation. See footnote (2) above.

2007 Grants of Plan-Based Awards

The following table provides certain information regarding plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2007.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Plan	Grant Date	Target ($)	Maximum ($)	Target (#)	Target ($)	Maximum ($)
Donald L. Correll	2007 Annual incentive plan(1)	—	$453,200	$639,012	—	—	—
	Contingent cash award (2)	—	$271,920	—	—	—	—

Ellen C. Wolf	2007 Annual incentive plan(1)	—	$231,750	$312,863	—	—	—
	Contingent cash award (2)	—	$213,210	—	—	—	—

John S. Young	2007 Annual incentive plan(1)	—	$206,000	$278,100	—	—	—
	Contingent cash award (2)	—	$189,520	—	—	—	—

Walter J. Lynch	2007 Annual incentive plan(1)	—	$140,000	$193,200	—	—	—
	Contingent cash award (2)	—	$63,000	—	—	—	—

Paul G. Townsley	2007 Annual incentive plan(1)	—	$111,200	$153,456	—	—	—
	Contingent cash award (2)	—	$50,040	—	—	—	—

Dietrich Firnhaber	2007 Annual incentive plan(1)(3)	—	$113,601	$149,953	—	—	—
	2007-2009 Beat award(4)	January 1, 2007	—	—	1,441	$53,011	$106,022

Volker Heischkamp	RWE Short-term bonus(5)	—	$135,801	$175,184	—	—	—
	2007-2009 Beat award(4)	January 1, 2007	—	—	1,441	$53,011	$106,022

(1)	The annual incentive plan is American Water’s annual cash bonus plan. For further information on the plan, see “—Compensation Discussion and Analysis—Annual Incentive Compensation.” The 2008 bonus payment for 2007 performance will be made based on the metrics described, and, once determined, will be shown in the “2007 Summary Compensation Table” in the column titled “Non-Equity Incentive Plan Compensation.”
(2)	The amounts reported in these rows, which equal the values of the restricted stock units the named executive officers will receive at the target level upon consummation of the Company’s contemplated initial public offering, will be paid in 2010 only if the initial public offering does not occur by December 31, 2009.
(3)

Mr. Firnhaber’s annual incentive plan target and maximum amounts were based on his base pay (including a functional allowance) and were converted to United States dollars based on the March 26, 2007 exchange rate of 1.32886.

(4)	The amounts reported in these rows represent outstanding awards under RWE’s 2007-2009 long-term incentive plan. Participants were initially granted a target number of performance shares. Based on the performance of RWE, the final value of the shares that vest will be adjusted by a payout factor. The target value of the performance shares included in the table is the “grant value,” or the expected value of the shares set forth at the beginning of the award cycle, which was 24.99 Euros per performance share. The maximum amount that may be paid to a participant under the plan is limited to two times the “grant value” of the performance shares. For purposes of determining the dollar amounts in the table, the expected value was converted to dollars based on the December 31, 2007 exchange rate of 1.4721. For further information on the plan, see “—Compensation Discussion and Analysis— Long-Term Equity Incentive Compensation.”
(5)	Dr. Heischkamp’s short-term bonus is described under “—Compensation Discussion and Analysis—Annual Incentive Compensation.” His 2008 bonus payment for 2007 will be made based on the metrics described, and, once determined, will be shown in the “2007 Summary Compensation Table” in the column titled “Non-Equity Incentive Plan Compensation.”

Narrative Disclosure to 2007 Summary Compensation Table and 2007 Grants of Plan-Based Awards Table

Employment Agreements

Below are descriptions of the material terms of our employment agreements with our named executive officers. For further information on the items included in the “2007 Grants of Plan-Based Awards” table, see “—Compensation Discussion and Analysis.” For information on Mr. Firnhaber’s severance agreement, see “—Potential Payments on Termination or Change in Control.”

Donald L. Correll. Mr. Correll entered into an employment letter agreement with American Water, dated March 10, 2006. According to the agreement, Mr. Correll will have the title of President and Chief Executive Officer of the Company, and will serve as a member of American Water’s board of directors. The agreement provides for Mr. Correll’s initial annual base salary of $550,000 and his participation in the annual incentive plan. The agreement also provides for Mr. Correll’s retention and completion bonuses and for his participation in American Water’s new 2007 omnibus equity compensation plan with a target award of 120% of his base salary. The agreement also provides for Mr. Correll’s participation in American Water’s nonqualified defined contribution retirement plans. The employment agreement also provides that Mr. Correll will receive $1,500 per month as an auto allowance, and is entitled to participate in American Water’s executive relocation program.

The agreement provides that in the event the Company terminates Mr. Correll’s employment other than for cause, Mr. Correll will be covered under our executive severance policy. The amounts Mr. Correll is entitled to receive under the severance policy are described under “—Potential Payments on Termination or Change in Control.”

Ellen C. Wolf. Ms. Wolf entered into an employment letter agreement with American Water dated December 29, 2005. According to the agreement, Ms. Wolf will have the title of Chief Financial Officer of American Water. The agreement provides for Ms. Wolf’s initial annual base salary of $450,000 and her participation in the annual incentive plan.

The agreement also provides for Ms. Wolf’s retention and completion bonuses and for her participation in American Water’s new 2007 omnibus equity compensation plan with a target award of 115% of her base salary. In addition, Ms. Wolf is eligible to participate in a deferred compensation plan and in a comprehensive benefits package. The employment agreement also provides that Ms. Wolf will receive $1,200 per month as an auto allowance.

Dietrich Firnhaber. Mr. Firnhaber was seconded from RWE to work at American Water pursuant to a secondment agreement. His secondment began on January 1, 2003, and was scheduled to end on October 31, 2006, although it was extended beyond such date. The secondment agreement provided for an annual base salary of 125,000 Euros, an annual allowance of 70,000 Euros for serving as member of the board of directors of American Water and a monthly foreign service allowance of 2,500 Euros. The agreement provided for Mr. Firnhaber’s participation in the annual incentive plan and the Beat program.

During the secondment, Mr. Firnhaber was entitled to private health care coverage from RWE. He was entitled to reimbursement for school fees for his children in an amount up to $7,600 per child, adjusted annually. American Water paid for Mr. Firnhaber’s costs of housing, less $1,000 per month, for which Mr. Firnhaber was responsible. American Water also agreed to provide Mr. Firnhaber with 9,000 Euros annually for home visit accommodations. Mr. Firnhaber had an annual budget for homeward journeys for himself and his family of 18,200 Euros. He was also provided with a company car.

According to the secondment agreement, RWE was entitled to recall Mr. Firnhaber at any time upon three months’ notice. Any costs incurred due to the early termination of the secondment contract were to be reimbursed.

Mr. Firnhaber has resigned from RWE effective August 1, 2007. Previously, Mr. Firnhaber and RWE had entered into a separation agreement. For a description of the amounts Mr. Firnhaber received under the separation agreement, see “—Potential Payments on Termination or Change in Control.”

2007 Outstanding Equity Awards at Fiscal Year-End

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Dietrich Firnhaber	2,228	(2006)	$116,759
	1,441	(2007)	$52,565

Volker Heischkamp	2,860	(2006)	$145,949
	1,441	(2007)	$52,565

(1)	Awards in this column represent performance shares granted for the 2006-2008 and 2007-2009 performance periods under the RWE Beat program. For further information on RWE’s Beat program, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”
(2)	The amounts in this column represent the values (assuming maximum performance for 2006-2008 awards and target performance for 2007-2009 awards) of the outstanding performance shares on December 31, 2007 (converted from Euros using an exchange rate of 1.4597 (the average exchange rate for the last 20 days of 2007)).

2007 Stock Vested

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John S. Young	5,438	$443,408

Walter J. Lynch	4,894	$399,051

Paul G. Townsley	4,894	$399,051

Dietrich Firnhaber	1,882	$153,456

Volker Heischkamp	2,680	$218,524

(1)	The amounts in this table represent performance shares granted for the 2005-2007 performance period under the RWE Beat program, which vested on December 31, 2007. Since Mr. Correll and Ms. Wolf were not hired until 2006, they were not granted any performance shares for the 2005-2007 cycle. For further information on RWE’s Beat program, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”
(2)	The value realized was calculated by multiplying the number of performance shares granted by the final value of a performance share. The value of a performance share was the maximum value permitted under the plan, or $81.538842 (converted from Euros using an exchange rate of 1.4597 (the average exchange rate for the last 20 days of the performance period)) since the value determined pursuant to the formula under the plan exceeded this maximum.

2007 Pension Benefits(1)

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(5)	Payments During Last Fiscal Year ($)
Ellen C. Wolf(6)	AWW Co. Pension Plan(2)	4.52	$95,825	—

John S. Young	AWW Inc. Executive Retirement Plan(3)	30.33	$648,194	—
	AWW Co. Pension Plan(2)	30.33	$856,663	—

Walter J. Lynch	AWW Inc. Executive Retirement Plan(3)	3.03	$27,176	—
	AWW Co. Pension Plan(2)	3.03	$45,177	—

Paul G. Townsley	AWW Inc. Executive Retirement Plan(3)	5.96	$177,207	—
	AWW Co. Pension Plan (1)	5.96	$137,447	—

Dietrich Firnhaber	I Lahmeyer AG(4)	12	$101,587	—

Volker Heischkamp	VO2003(4)	5.33	$353,042	—

(1)	Since Mr. Correll was hired after 2005, he does not participate in any of our defined benefit pension plans.
(2)	The AWW Co. Pension Plan, which we refer to as the AWWPP, is a qualified pension plan that provides for a pension benefit equal to 1.6% of final average pay multiplied by years of service. Final average pay is defined for purposes of the plan as the average sum of base pay plus annual incentive payout for the highest 60 months out of the final 120 months of employment. For executives hired prior to July 1, 2001, a grandfathered benefit is provided. Normal retirement is defined as age 65, and early retirement eligibility is satisfied when an employee’s combined age and service total 70 years or more, provided the employee is at least age 55. The normal form of payment is a single life annuity for single participants and a 50% joint and survivor annuity for married participants, determined on an actuarially equivalent basis as the single life annuity. There is a reduction in benefits for early retirement for participants other than those who retire at age 62 or older with specified service levels, such as 20 years of service for someone who is age 62.
(3)	The AWW Inc. Executive Retirement Plan, which we refer to as the ERP, is a nonqualified defined benefit pension plan that provides benefits under the same formula as the AWWPP, but without the pay and benefit payment limitations that are applicable to the AWWPP under the Internal Revenue Code. The ERP also provides a minimum benefit in accordance with provisions of former executive retirement plans that American Water sponsored, (a) the AWW Co., Inc. Supplemental Executive Retirement Plan, which we refer to as the SERP, (b) the AWW Co., Inc. Supplemental Retirement Plan, which we refer to as the SRP, (c) the NEI Supplemental Pension Plan, and (d) the Elizabethtown Water Company Supplemental Executive Retirement Plan. Executives who were participants in one of the former American Water nonqualified pension plans are entitled to the greater of the benefits determined pursuant to the restoration formula under the ERP and the benefits determined pursuant to their respective prior nonqualified plan formulas. Mr. Young participated in the former SRP. Mr. Lynch participates in the ERISA restoration provisions of the ERP. Mr. Townsley participated in the former SERP and SRP. Benefits vest in the AWWPP and the ERP upon completion of five years of service. In addition, individuals who participated in the SERP or the SRP became vested in those plans’ benefits upon the acquisition of American Water by RWE. Upon retirement, nonqualified plan benefits are payable as lump sums unless the participant has elected an alternate form of payment pursuant to the Internal Revenue Code regulations under Section 409A. Messers Young and Lynch have elected to receive ERP benefits as annuities at their date of retirement. Upon voluntary termination of employment prior to eligibility for retirement, all nonqualified benefits are payable as either lump sums or immediate annuity equivalents of lump sums. Mr. Townsley’s SERP lump sum benefit includes an unreduced 50% joint and survivor annuity. All other nonqualified plan lump sums are based on single life annuities.
(4)	The German pension plans are hybrid contribution plans. The normal retirement benefit is 4% of pensionable salary for I Lahmeyer AG and 2% of pensionable salary up to the social security ceiling plus 10% of pensionable salary above the social security ceiling for VO 2003, in each case multiplied by an age-dependent factor. Retirement age is determined by law. There are no reductions for early retirement for I Lahmeyer AG but there are reductions for early retirement for VO 2003. Upon disability, a pension is provided similar to normal retirement if a participant has a minimum of 13 years of pensionable service. If a participant does not have 13 years of pensionable service, additional service credit will be provided upon disability. Upon death, the spouse is provided with 60% of the normal pension. Participants vest in their benefits after reaching age 30 with a minimum of five years of pensionable service. Pension benefits are indexed 1% per year.
(5)

Amounts shown reflect the present value of the accumulated benefit of the named executive officer as of December 31, 2007. All amounts for United States pension plans were determined using the same interest and mortality assumptions as those used for financial reporting purposes. The following assumptions were used to calculate United States pension values at the following measurement dates: 2006 (for purposes of the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in the “2007 Summary Compensation Table”)—discount rate of 5.90%, lump sum conversion rate of 4.90% and mortality based on the Society of Actuaries’ RP 2000 table (for discounting annuity payments) and the 1994 Group Annuity Reserving mortality table (for calculating lump sums), and 2007—discount rate of 6.27%, lump sum conversion rate of 5.27% and the same mortality tables used for 2006.

Amounts for the German pension plans reflect an interest rate of 5.5% and an exchange rate of 1.4721 (the December 31 rate) for 2007 and an interest rate of 4.5% and an exchange rate of 1.32027 (the December 31 rate) for 2006. All executives are vested in their pension benefits.

(6)	Ms. Wolf is entitled to receive a benefit from the AWWPP attributable to her prior period of employment from May 24, 1999 through December 1, 2003. This benefit is payable as a life annuity beginning at age 65. The fixed annual benefit amount of $17,748 will not increase or be affected in any way by Ms. Wolf’s current period of employment.

For further information on American Water’s defined benefit pension plans, see “—Potential Payments on Termination or Change in Control.”

2007 Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY ($)(3)	Aggregate Earnings in Last FY ($)(4)	Aggregate Balance at Last FYE ($)
Donald L. Correll	Nonqualified Savings and Deferred Compensation Plan for Employees of American Water Works Company, Inc. and its Designated Subsidiaries(1)	—		$38,109	$972	$54,626
Ellen C. Wolf	Nonqualified Savings and Deferred Compensation Plan for Employees of American Water Works Company, Inc. and its Designated Subsidiaries(1)	—		$30,885	$896	$46,119
John S. Young	Nonqualified Savings and Deferred Compensation Plan for Employees of American Water Works Company, Inc. and its Designated Subsidiaries(1)	—		$4,594	$281	$9,376
Walter J. Lynch	Nonqualified Savings and Deferred Compensation Plan for Employees of American Water Works Company, Inc. and its Designated Subsidiaries(1)	—		$2,200	$100	$3,900
Paul G. Townsley	Nonqualified Savings and Deferred Compensation Plan for Employees of American Water Works Company, Inc. and its Designated Subsidiaries(1)	—		$1,271	$78	$2,599
Volker Heischkamp	RWE Executive Deferred Compensation Plan (A)(2)	—		—	—	$523,553	(6)
	RWE Executive Deferred Compensation Plan (B)(2)	$133,180	(5)	—	$3,503	$435,990	(6)

	Total	$133,180		$77,059	$5,830	$1,076,163

(1)

Different groups of employees participate in different portions of our deferred compensation plan. For the named executive officers, the deferred compensation plan permits the deferral of up to 20% of base salary and up to 100% of bonus each year on a tax-favored basis. It also provides for annual matching contributions determined by the following formula for named executive officers hired on or after January 1, 2006 (Mr. Correll and Ms. Wolf): (a) the sum of (i) 100% of a participant’s voluntary deferrals for the year, up to a maximum of 3% of the sum of the participant’s base salary and bonus and (ii) 50% of a participant’s voluntary deferrals for the year, up to a maximum of the next 2% of the sum of the participant’s base salary and bonus, less (b) the maximum amount of matching contributions that the participant is eligible to receive under the 401(k) plan for the year. For named executive officers hired before January 1, 2006 (Messrs. Young, Lynch and Townsley), the matching contribution formula is: (a) 50% of a participant’s base salary deferrals for the year, up to a maximum of 5% of the participant’s base salary, less (b) the maximum amount of matching contributions that the participant is eligible to receive under the 401(k) plan for the year. In addition, the Company makes additional annual contributions for named executive officers hired on or after January 1, 2006, equal to the sum of (a) 5.25% of the participant’s base salary in excess of the dollar limitation in effect under Section 401(a)(17) of the Internal Revenue Code with respect to the year and (b) 5.25% of the participant’s bonus. The Company also made a one-time contribution to the accounts of named executive officers hired on or after January 1, 2006, equal in value to the amount of the Company contribution that would have been contributed to the plan pursuant to the formula in the preceding sentence for the period between the later of January 1, 2006 and the date the officer qualified for the plan, and December 31, 2007, plus an additional amount to reflect an assumed rate of earnings on such contribution. The named executive officers also received certain one-time special contributions from the Company. Participants’ deferred compensation accounts are credited with returns in accordance with the deemed investment options elected by the participant. Participants are immediately vested in all contributions to the plan, except for the 5.25% annual contributions made for Mr. Correll and Ms. Wolf, which vest at the earliest of (i) completion of five years of service, (ii) attainment of age 65, (iii) death and (iv) a change in control. Participants may elect to receive their account balances at any of the following times: (i) separation from service, (ii) a specified distribution date, (iii) the earlier of separation from service or a specified distribution date or (iv) the later of separation from service or a specified distribution date, and may elect any of the following forms for distribution of their accounts: (i) lump sum or (ii) annual installments paid over a period of between two and ten years. None of the named executive officers had any withdrawals or distributions from the plan in 2007.

(2)	Dr. Heischkamp participates in two deferred compensation plans. The RWE Executive Deferred Compensation Plan (A) allowed executives to contribute their bonus payments in a minimum amount of 2,500 Euros per year and a maximum amount of one full bonus payment per year. No further contributions can be made to this plan, and none were made in 2007. The RWE Executive Deferred Compensation Plan (B) allows executives to make pre-tax contributions of fixed and variable compensation elements, such as salary, bonus and long-term incentive compensation, in amounts of at least 2,000 Euros per year. The amounts contributed to the plans are non-forfeitable. However, the amounts are not payable to Dr. Heischkamp until January 1, 2024.
(3)	The amounts in this column are also included in the “2007 Summary Compensation Table” in the “All Other Compensation” column.
(4)	Amounts in the United States plans earned income at a rate of 6.25%. The calculation of earnings in the RWE Executive Deferred Compensation Plan (B) is based on the age of the participant at the time of the calculation and the maturity of the insurance. The actuarial interest rate of 2.75% and mortality are taken into account. The earnings also include an interest and risk surplus.
(5)	This amount was converted from Euros using the March 1, 2007 (date of contribution) exchange rate of 1.3318.
(6)	These amounts were converted from Euros using the December 31, 2007 exchange rate of 1.4721.

Potential Payments on Termination or Change in Control

This section describes the potential payments that would have been made upon various types of terminations of employment on December 31, 2007 to the named executive officers, and the actual payments made to Mr. Firnhaber on account of his termination. This offering will not trigger any change in control provisions under our compensation plans and arrangements.

United States-based Named Executive Officers

American Water’s employment agreements with its United States-based named executive officers do not provide for severance payments. However, the following plans and policies provide for payments upon various types of termination of employment. No plans or policies provide for payments upon a change in control of American Water that is not accompanied by a termination of employment, except that certain amounts may be paid with respect to long-term incentive awards upon such a change in control, as described below. In addition, certain amounts in our defined benefit and defined contribution retirement plans may vest upon a change in control, as described below.

Retention Bonuses. A retention bonus program was established in connection with American Water’s initial public offering to retain employees in key leadership roles. For further description of the retention bonus program, see “—Compensation Discussion and Analysis—Transaction-Related Bonuses—Retention Bonuses.” Retention bonuses would be paid to individuals who are involuntarily terminated without cause prior to the payment date under the program. American Water may, in its discretion, pay the retention bonuses upon death or disability of participants. Upon all other types of termination of employment, the retention bonuses would be forfeited.

Executive Severance Policy. Our executive severance policy provides severance benefits to executives whose employment is involuntarily terminated by American Water for reasons other than cause. The determination of whether an executive’s employment is terminated for cause will be made at the sole discretion of the board of directors of American Water. Under the policy, eligible executives will receive 12 or, in the case of Mr. Correll, 18, months of their base salary. Upon a termination of employment on December 31, 2007, the severance pay would have been paid in the form of base salary continuation or a lump sum payment, as elected by the executive. Executives are also entitled to receive a pro-rated annual incentive payment upon a termination under the executive severance policy. They are entitled to a number of months of continued health, dental, vision and life insurance coverage equal to the number of months of their severance benefits, 12 months of outplacement services and limited financial planning assistance. In order to receive severance benefits under the executive severance policy, an executive must sign a release and waiver of any claims against American Water and agree to certain restrictive covenants. Any severance benefits payable under the severance policy will be offset and reduced by any other severance benefits payable under any employment agreement or otherwise.

Deferred Compensation Plans. Our deferred compensation plans are described under “—2007 Nonqualified Deferred Compensation.” This section describes the payments that would be made under those plans upon various types of termination. Since employees are immediately vested in all contributions to the plan other than the annual 5.25% Company contributions, they would receive their full account balances, minus such 5.25% contributions, upon any termination of employment other than for cause. Since participants do not vest in the 5.25% Company contributions until completion of five years of service, attainment of age 65, change in control or death, participants whose employment terminates before any such events would not receive amounts attributable to such contributions, and participants whose employment terminates after any such events would receive such amounts. This offering will not be considered a change in control for purposes of the plan. Upon a termination for cause, all Company contributions would be forfeited. Payments of vested amounts will be made at the time and in the form elected by the participant, except that a lump-sum distribution of vested amounts will be paid upon death. Amounts shown in the table assume commencement of benefits on December 31, 2007, and do not presume any potential delays due to Section 409A of the Internal Revenue Code.

Defined Benefit Plans.

Our retirement plans are described under “—2007 Pension Benefits.” This section describes the payments that would be made under the retirement plans upon various types of termination.

Voluntary termination—Despite being ineligible for retirement, the executives would have been entitled to benefits from the ERP and AWWPP upon voluntary termination at December 31, 2007. Messrs. Young, Lynch and Townsley’s ERP benefits are shown as payable as immediate lump sums upon voluntary termination. However, the executives could elect an immediate actuarial equivalent annuity of this lump sum. The annuity value of Mr. Young’s AWWPP benefit payable as an unreduced age 62 66 2/3% joint and survivor annuity is $110,699, which cannot be paid as a lump sum. The annuity value of Mr. Lynch’s AWWPP benefit payable as an unreduced age 65 50% joint and survivor annuity is $9,610, which cannot be paid as a lump sum. The annuity value of Mr. Townsley’s AWWPP benefit payable as an unreduced age 62 50% joint and survivor annuity is $21,836, which cannot be paid as a lump sum. Ms. Wolf’s AWWPP benefit is payable as a single life annuity beginning at age 65. The life annuity benefit amount is $17,748. This benefit is not available as a lump sum.

Retirement—None of the named executive officers were eligible for early or normal retirement on December 31, 2007.

Involuntary termination without cause—Under the AWWPP, benefits payable upon a termination of employment without cause are in the same amount, have the same timing and are in the same form as those payable upon a voluntary termination. Under the nonqualified plans, upon an involuntary termination without cause, Messrs. Young, Lynch and Townsley would receive an additional 12 months of service credit for purposes of measuring eligibility for vesting, pursuant to the executive severance policy. However, they were already vested on December 31, 2007.

Involuntary termination without cause following a change in control—Upon an eligible termination of employment resulting from a change in control, nonqualified plan benefits may become vested at the discretion of our board of directors. For purposes of the tables, it has been assumed that our board of directors would have vested all nonqualified plan benefits if there had been a change in control on December 31, 2007. AWWPP benefits payable upon termination of employment resulting from a change in control are in the same amount, have the same timing and are in the same form as those payable upon a voluntary termination.

Termination for cause—In the case of termination for cause, benefits payable from the AWWPP and from the nonqualified plans are in the same amount, have the same timing and are in the same form as those payable upon a voluntary termination.

Disability—Benefits payable upon a termination of employment as a result of a disability are determined under the AWWPP and the nonqualified plans in the same manner as benefits payable upon voluntary termination except that disability benefits are payable immediately, without reduction for early commencement. AWWPP benefits are payable as annuities; nonqualified plan disability benefits are payable as lump sums unless the participant has elected an alternate form of payment. The named executive officers qualified for disability benefits on December 31, 2007, except for Mr. Lynch, who had not completed the required ten years of service and Ms. Wolf, who was not eligible due to her rehire status.

Death—If Messrs. Young or Townsley had died on December 31, 2007, their surviving spouses or named beneficiaries would have received lifetime annuities equal to the benefits that would have been payable from the AWWPP and lump sums of the benefits that would have been payable from the ERP, calculated as if the executives had retired on the date of death and elected a 100% joint and survivor annuity. Messrs. Young and Townsley would have been treated as if they were age 55, and as if their spouses were the age that would produce the same age difference between them and their spouses as the actual age difference. The lump-sum value of the spouse’s ERP benefit is based on the spouse’s actual age at December 31, 2007. If Mr. Lynch had died on December 31, 2007, his surviving spouse or named beneficiary would have received benefits under the AWWPP and the ERP calculated as if he had survived to age 55, died on his 55th birthday and elected a 50% joint and survivor annuity. The benefit under the AWWPP would have been payable to Mr. Lynch as an annuity beginning at Mr. Lynch’s 55th birthday based on the age 55 early retirement factor, the age 55 50% joint and survivor factor (where the survivor’s age is what it would be on Mr. Lynch’s 55th birthday) and using service as of the date of death. The benefit under the ERP would have been paid to Mr. Lynch as the immediate lump-sum equivalent of an annuity determined in the same manner as the AWWPP. Death benefits for Ms. Wolf’s surviving spouse or named beneficiary under the AWWPP would have been calculated as if she had survived to age 55 and elected a 50% joint and survivor annuity. The benefit under the AWWPP would have been payable as an annuity beginning at Ms. Wolf’s 55th birthday based on the age 55 early retirement factor, the age 55 50% joint and survivor factor (where the survivor’s age is what it would be on Ms. Wolf’s 55th birthday) and using service as of Ms. Wolf’s termination date in 2003. For purposes of reporting these benefits on the termination tables, we assumed that the participants were all married with spouses the same ages as the participant.

Long-term Incentive Plan Payments. If a participant’s employment is terminated for cause prior to the payment date of RWE’s 2006-2008 or 2007-2009 long-term incentive plans, his or her performance shares will lapse without substitution or compensation. If a participant’s employment is terminated without cause or due to retirement or disability prior to the payment date, his or her performance shares will pay out on the normal payment date. If a participant voluntarily terminates his or her employment, his or her performance shares will lapse without substitution or compensation. If a participant dies before the end of the vesting period, his or her performance shares will lapse and a compensatory payment equal to the grant value of 17.48 Euros per share for the 2006-2008 plan and 24.99 Euros per share for the 2007-2009 plan, pro-rated for service until death, will be provided.

Germany-based Named Executive Officers

There is no formal severance policy for the Germany-based named executive officers. However, Mr. Firnhaber entered into a separation agreement with RWE that provided for the payment of certain severance benefits.

Mr. Firnhaber resigned effective August 1, 2007. He had previously entered into a separation agreement with RWE that provided that his employment with RWE, and his secondment to American Water, would officially have ended on June 30, 2008. However, it provided that he was entitled to end his employment prior to

June 30, 2008 upon two weeks’ notice prior to a month’s end, in which case his severance payment of 350,000 Euros (payable at the time of his last salary payment) would be increased by 20,354.17 Euros for each full month his employment was ended prior to June 30, 2008. Since Mr. Firnhaber’s resignation was effective August 1, 2007, his severance payments were so increased. Mr. Firnhaber was entitled to a full short-term bonus for 2007 and a prorated bonus for 2008. For purposes of both bonuses, 100% of target was assumed to have been achieved. Mr. Firnhaber will be required to repay certain amounts of his severance payment if he becomes re-employed by a company majority-owned by the RWE group. Mr. Firnhaber was also entitled to reimbursement for outplacement consulting costs, including a lump-sum payment of 6,000 Euros for overnight expenses related to his outplacement and professional reorientation. He was entitled to his pension benefit, as provided under “—2007 Pension Benefits.”

Following a termination of employment on December 31, 2007, Dr. Heischkamp would have been entitled to receive his pension benefits, which are summarized above under “—2007 Pension Benefits,” his nonqualified deferred compensation benefits, as shown in the table below, and certain insurance benefits described below.

Deferred Compensation Plans. The RWE Executive Deferred Compensation Plan (A) allowed executives to contribute their bonus payments in a minimum amount of 2,500 Euros per year and a maximum amount of one full bonus payment per year. No further contributions can be made to this plan. The RWE Executive Deferred Compensation Plan (B) allows executives to make pre-tax contributions of fixed and variable compensation elements, such as salary, bonus and long-term incentive compensation, in amounts of at least 2,000 Euros per year. The amounts contributed to the plans are non-forfeitable by Dr. Heischkamp. However, the amounts are not payable to Dr. Heischkamp until January 1, 2024. No amounts are shown in the “Early/Normal Retirement” column in the table below for Dr. Heischkamp because Dr. Heischkamp was not eligible to retire on December 31, 2007. In the case of disability, the values in the table represent the redemption value, at December 31, 2007, of liability insurance that would have been payable to Dr. Heischkamp in the future. Amounts were converted from Euros to United States dollars based on the December 31, 2007 exchange rate of 1.4721.

Quantifications of Potential Payments on Termination or Change in Control

The following table quantifies the potential payments and benefits to which the named executive officers would have been entitled upon a termination of employment on December 31, 2007. The amounts shown in the table do not include certain payments and benefits to the extent they are provided on a non-discriminatory basis to non-union employees generally upon a termination of employment, including the prorated annual incentive plan payment to which employees would be entitled upon certain terminations and, for United States-based employees, accrued salary and vacation pay, 401(k) plan benefits and continued welfare coverage under the Consolidated Omnibus Budget Reconciliation Act, which we refer to as COBRA. Retirement-eligible United States-based employees would be entitled to continued coverage under American Water’s retiree welfare benefit plans. All United States-based employees are also entitled to life insurance benefits of up to 1.5 times base salary, up to a maximum amount of $200,000, if death occurs while actively employed. Germany-based employees are entitled to certain payments pursuant to a tax favorable direct insurance plan. Please see the “2007 Summary Compensation Table” for further information on the 401(k) plan benefits to which the named executive officers are entitled and the “2007 Grants of Plan-Based Awards” table for further information on 2007 annual incentive plan amounts with respect to the named executive officers. Long-term incentive plan amounts are also not included in the table below, but are described in the “2007 Summary Compensation Table,” the “2007 Grants of Plan-Based Awards” table, the “2007 Outstanding Equity Awards at Fiscal Year-End” table and the “2007 Stock Vested” table.

Name	Benefit	Voluntary Termination	Early/ Normal Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Involuntary Termination without Cause following a Change in Control	Disability	Death
Donald L. Correll	Retention bonus	—	—	$660,005	—	$660,005	Subject to company discretion	Subject to company discretion
	Cash severance	—	—	$849,750	—	$849,750	—	—
	Deferred compensation benefits	$23,622	—	$23,622	—	$54,626	$23,622	$54,626
	Health, welfare and life insurance benefits	—	—	$2,178	—	$2,178	—	—

	Total	$23,622	$—	$1,535,555	$—	$1,566,559	$23,622	$54,626

Ellen C. Wolf	Retention bonus	—	—	$450,000	—	$450,000	Subject to company discretion	Subject to company discretion
	Cash severance	—	—	$463,500	—	$463,500	—	—
	Deferred compensation benefits	$19,943	—	$19,943	—	$46,119	$19,943	$46,119
	Qualified pension benefits	$95,763	—	$95,763	$95,763	$95,763	—	$40,262
	Health, welfare and life insurance benefits	—	—	$7,236	—	$7,236	—	—

	Total	$115,706	$—	$1,036,442	$95,763	$1,062,618	$19,943	$86,381

Name	Benefit	Voluntary Termination	Early/ Normal Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Involuntary Termination without Cause following a Change in Control	Disability	Death

John S. Young	Retention bonus	—	—	$370,000	—	$370,000	Subject to company discretion	Subject to company discretion
	Cash severance	—	—	$412,000	—	$412,000	—	—
	Deferred compensation benefits	$9,376	—	$9,376	—	$9,376	$9,376	$9,376
	Qualified pension benefits	$831,456	—	$831,456	$831,456	$831,456	$1,607,957	$1,027,944
	Nonqualified pension benefits	$627,655	—	$627,655	$627,655	$627,655	$1,213,826	$839,060
	Health, welfare and life insurance benefits	—	—	$14,688	—	$14,688	—	—

	Total	$1,468,487	$—	$2,265,175	$1,459,111	$2,265,175	$2,831,159	$1,876,380

Walter J. Lynch	Retention bonus	—	—	$216,000	—	$216,000	—	—
	Cash severance	—	—	$350,000	—	$350,000	—	—
	Deferred compensation benefits	$3,900	—	$3,900	—	$3,900	$3,900	$3,900
	Qualified pension benefits	$32,766	—	$32,766	$32,766	$32,766	—	$14,568
	Nonqualified pension benefits	$19,710	—	$19,710	$19,710	$19,710	—	$21,052
	Health, welfare and life insurance benefits	—	—	$14,688	—	$14,688	—	—

	Total	$56,376	$—	$637,064	$52,476	$637,064	$3,900	$39,520

Paul G. Townsley	Retention bonus	—	—	$208,000	—	$208,000	—	—
	Cash severance	—	—	$278,000	—	$278,000	—	—
	Deferred compensation benefits	$2,599	—	$2,599	—	$2,599	$2,599	$2,599
	Qualified pension benefits	$132,300	—	$132,300	$132,300	$132,300	$321,024	$181,081
	Nonqualified pension benefits	$188,192	—	$188,192	$188,192	$188,192	$420,208	$232,392
	Health, welfare and life insurance benefits	—	—	$14,688	—	$14,688	—	—

	Total	$323,091	$—	$823,779	$320,492	$823,779	$743,831	$416,072

Volker Heischkamp	RWE Executive Deferred Compensation Plan A	$469,555	—	$469,555	$469,555	$469,555	$261,948	$371,294
	RWE Executive Deferred Compensation Plan B	$391,023	—	$391,023	$391,023	$391,023	$264,965	$387,881

	Total	$860,578	$—	$860,578	$860,578	$860,578	$526,913	$759,175

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)		Total ($)
Martha Clark Goss	$77,500		$77,500
George MacKenzie, Jr.	$164,500	(1)	$164,500
William J. Marrazzo	$78,500		$78,500

(1)	This amount includes an additional fee of $5,000 per month paid to Mr. MacKenzie for assisting in the search for additional members for our board of directors, as well as $19,592 paid to Mr. MacKenzie for his services as a director and Audit Committee member of the board of directors of Pennsylvania-American Water Company, a wholly owned subsidiary of the Company.

Our non-employee directors receive an annual retainer of $40,000 per year, payable in quarterly installments of $10,000, for their service to our board of directors, plus a fee of $2,000 for each board of directors meeting attended. Additionally, effective as of March 31, 2007, directors are paid $1,000 for each interim telephonic board meeting attended. Each member of the Audit Committee receives a fee of $1,500 for each Audit Committee meeting attended. On September 14, 2007, our board of directors designated a Nominating/Corporate Governance Committee and a Compensation Committee. Each member of either of these committees receives a fee of $1,500 for each meeting of the applicable committee attended. The non-employee directors are reimbursed for expenses incurred in attending board and Audit Committee meetings. Directors who are employees of the Company or one of its subsidiaries do not receive retainers or attendance fees.

During 2007, there were eight meetings of our board of directors, nine interim telephonic board meetings, eight Audit Committee meetings, one Nominating/Corporate Governance Committee meeting and one Compensation Committee meeting.

The Company has recently established a deferred compensation plan for non-employee directors pursuant to which they may defer up to 100% of their fees on a tax-deferred basis. Directors may elect to receive their deferrals upon (i) separation from service, (ii) a specified date, (iii) the earlier of separation from service, a specified date, a change in control or any combination of these events or (iv) the later of separation from service or a specified date or, if earlier, a change in control, and may elect to receive their deferrals in the form of a lump sum or annual installments paid over a period of between two and ten years. Amounts will be paid earlier upon death of a director. Directors are immediately vested in their contributions to the plan. Accounts of directors are credited with returns in accordance with the deemed investment options elected by the director.

In connection with this offering, each of our non-employee directors will be granted awards under the 2007 omnibus equity compensation plan with a total value of $40,000, 60% of which will be in the form of stock options and 40% of which will be in the form of restricted stock units. The awards will vest on January 1, 2010 if the director remains on the board of directors until such time, or earlier upon death or disability. A prorated portion of the awards will vest upon retirement. Directors will be required to hold the shares underlying their awards until they own shares equal in value to 300% of their annual retainer.

2007 Omnibus Equity Compensation Plan

American Water has adopted a new equity incentive compensation plan in connection with its initial public offering, the American Water Works Company, Inc. 2007 Omnibus Equity Compensation Plan, which we refer to as the 2007 Plan. The following is a summary of the material terms of the 2007 Plan, but does not include all of the provisions of the 2007 Plan. For further information about the 2007 Plan, we refer you to the complete copy of the 2007 Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2007 Plan is to provide designated employees of American Water and its subsidiaries and non-employee members of the board of directors of American Water with the opportunity to receive grants of equity-based awards. American Water believes that the 2007 Plan will encourage participants to contribute materially to the growth of the company, thereby benefiting American Water’s stockholders, and will align the economic interests of the participants with those of the stockholders.

Administration. The 2007 Plan will be administered and interpreted by the Committee. For purposes of the 2007 Plan, “Committee” will mean: (i) with respect to grants to employees, the compensation committee of our board of directors or another committee appointed by our board of directors to administer the plan, (ii) with respect to grants to non-employee directors, our board of directors and (iii) with respect to grants that are intended to be “qualified performance-based compensation” under section 162(m) of the Internal Revenue Code, a committee that consists of two or more persons appointed by our board of directors, all of whom will be “outside directors” as defined under section 162(m) of the Internal Revenue Code and related Treasury regulations.

The Committee will have the sole authority to (i) determine participants, (ii) determine the type, size and terms and conditions of the grants, (iii) determine the date of grant and the duration of any applicable exercise or restriction period, including the criteria for exercisability and acceleration of exercisability, (iv) amend the terms and conditions of any previously issued grant and (v) deal with any other matters arising under the 2007 Plan.

Grants. Grants under the 2007 Plan may consist of stock options, stock units, stock awards, stock appreciation rights, which we refer to as SARs, and other stock-based awards.

Shares Subject to Plan. The total aggregate number of shares of common stock that may be issued under the 2007 Plan is     , subject to adjustment as described below.

Shares issued under the 2007 Plan may be authorized but unissued shares of American Water common stock or reacquired shares of American Water common stock, including shares purchased by American Water on the open market for purposes of the 2007 Plan. If any options or SARs granted under the 2007 Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, and if any stock awards, stock units or other stock-based awards are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such grants will again be available for purposes of the 2007 Plan. Shares of stock surrendered in payment of the exercise price of an option, and shares withheld or surrendered for payment of taxes, will not be available for re-issuance under the 2007 Plan. If SARs are granted, the full number of shares subject to the SARs will be considered issued under the 2007 Plan, without regard to the number of shares issued upon exercise of the SARs and without regard to any cash settlement of the SARs. To the extent that a grant of stock units is designated in the grant agreement to be paid in cash, such grants will not count against the 2007 Plan’s share limitations.

The maximum aggregate number of shares of American Water common stock with respect to which all grants may be made under the 2007 Plan to any individual during any calendar year will be 300,000 shares, subject to adjustment as described below. The individual limit will apply without regard to whether the grants are to be paid in stock or cash. For purposes of applying the limit, all cash payments (other than with respect to dividend equivalents) will be converted into a number of shares based on the fair market value of the shares to which the cash payments relate. A participant may not accrue dividend equivalents during any calendar year in excess of $750,000.

If there is any change in the number or kind of shares of American Water common stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value or (iv) by reason of any other extraordinary or unusual event affecting the outstanding stock as a class without American Water’s receipt of consideration, or if the value of outstanding shares of American Water common stock is substantially reduced as a result of a spinoff or American Water’s payment of an extraordinary dividend or distribution, the maximum number of shares of common stock available for issuance under the 2007 Plan, the maximum number of shares of common stock for which any individual may receive grants in any year, the kind and number of shares covered by outstanding grants, the kind and number of shares issued and to be issued under the 2007 Plan, and the price per share or the applicable market value of such grants will be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of American Water common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2007 Plan and such outstanding grants; provided, however, that any fractional shares resulting from such adjustment will be eliminated. Any adjustments to outstanding grants will be consistent with Section 409A or 422 of the Internal Revenue Code, to the extent applicable. Any adjustments determined by the Committee will be final, binding and conclusive.

Eligibility for Participation. Certain employees and non-employee directors will be eligible to participate in the 2007 Plan. The Committee will select the participants to receive grants and will determine the number of shares subject to each grant.

Options. The Committee may grant incentive stock options, which we refer to as ISOs, or nonqualified stock options, which we refer to as NSOs, or any combination of the two. ISOs may be granted only to employees of American Water or its parents or subsidiaries. NSOs may be granted to employees or non-employee directors. The exercise price per share of common stock subject to an option may be equal to or greater than the fair market value of a share of common stock on the date the option is granted. However, an ISO may not be granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of common stock of American Water or any parent or subsidiary, unless the exercise price per share is not less than 110% of the fair market value per share of American Water stock on the grant date. The term of each option will not exceed ten years from the date of grant. However, an ISO that is granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of common stock of American Water or any parent or subsidiary, may not have a term that exceeds five years from the date of grant.

Options will become exercisable in accordance with the terms and conditions specified in the grant agreement. Options may be granted that are subject to achievement of performance goals or other conditions. The Committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

The Committee may provide in a grant instrument that the participant may elect to exercise part or all of an option before it otherwise has become exercisable. Any shares so purchased will be restricted shares and will be subject to a repurchase right in favor of American Water during a specified restriction period, with the repurchase price equal to the lesser of (a) the exercise price or (b) the fair market of such shares at the time of repurchase, or such other restrictions as the Committee deems appropriate.

The participant may pay the exercise price for the option (i) in cash, (ii) if permitted by the Committee, by delivering shares of common stock having a fair market value equal to the exercise price, (iii) by payment through a broker or (iv) by such other method as the Committee may approve.

If the aggregate fair market value on the date of grant of the stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year, under any stock option plan of American Water or a parent or subsidiary, exceeds $100,000, then the option, as to the excess, will be treated as a NSO.

The Committee has not formalized any procedures regarding grants of stock options.

Stock Units. The Committee may grant stock units that are payable on terms and conditions determined by the Committee, which may include payment based on achievement of performance goals. Payment with respect to stock units may be made in cash, in common stock or in a combination of the two. Stock units may be paid at the end of a specified vesting or performance period, or payment may be deferred to a date authorized by the Committee. The Committee may grant dividend equivalents in connection with stock units.

Stock Awards. Shares of common stock issued pursuant to stock awards may be issued for cash consideration or for no cash consideration, and subject to restrictions or no restrictions. Any restrictions may lapse over a specified vesting or performance period. While stock awards are subject to restrictions, a participant may not sell, assign, transfer, pledge or otherwise dispose of the shares of a stock award except upon death subject to certain conditions. The Committee will determine whether participants will have the right to vote shares of stock awards and to receive any dividends or other distributions paid on such shares during the restriction period.

Stock Appreciation Rights. An SAR is the right to receive an amount equal to the amount by which the fair market value of the American Water common stock underlying the SAR on the date of exercise of the SAR exceeds the base amount of the SAR, or the “stock appreciation” for the SAR. The base amount of each SAR will not be less than the fair market value of a share of common stock as of the grant date. SARs may be subject to achievement of performance goals or other conditions. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may be granted separately or in tandem with an option. A tandem SAR is only exercisable while the option to which it is related is exercisable. The stock appreciation for an SAR may be paid in the form of shares of common stock, cash or a combination of the two.

Other Stock-Based Awards. Other stock-based awards may be granted subject to achievement of performance goals or other conditions and may be payable in common stock or cash, or in a combination of the two, as determined in the grant agreement.

Qualified Performance-Based Compensation. The Committee may determine that awards are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code. If an award is intended to so qualify, the Committee will establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met and (iv) any other conditions that the Committee deems appropriate. The performance goals will satisfy the requirements for “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code. The Committee will use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, price-earnings multiples, net earnings, operating earnings, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes depreciation and amortization), net capital employed, return on assets, stockholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The performance goals may relate to one or more business units or the performance of American Water and its subsidiaries as a whole, or any combination of the foregoing. The Committee will certify the performance results for the performance period specified in the grant agreement after the performance period ends, and will determine the amount, if any, to be paid pursuant to each grant based on the achievement of the performance goals and the satisfaction of all other terms and conditions of the grant agreement.

The Committee may provide in the grant agreement that grants will be payable, in whole or in part, in the event of the participant’s death or disability, a change in control or other circumstances consistent with the Treasury regulations and rulings under section 162(m) of the Internal Revenue Code.

Deferrals. A participant may be permitted or required to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to the participant in connection with any grant.

Withholding of Taxes. All grants under the 2007 Plan will be subject to applicable federal, state and local tax withholding requirements. If the Committee so permits, shares of common stock may be withheld to satisfy the Company’s tax withholding obligation with respect to grants paid in common stock, at the time such grants become taxable, up to an amount that does not exceed the minimum applicable withholding tax rate for federal, state and local tax liabilities.

Transferability of Grants. A participant may not transfer exercise rights under a grant except by will or by the laws of descent and distribution. However, a participant may transfer NSOs to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws; provided that the participant receives no consideration for the transfer of an NSO and the transferred NSO will continue to be subject to the same terms and conditions as were applicable immediately before the transfer.

Consequences of a Change in Control. In the event of a change in control, the Committee may take any one or more of the following actions with respect to any or all outstanding grants, without the consent of any participant: (i) determine that outstanding options and SARs will become fully exercisable, and restrictions on outstanding stock awards and stock units will lapse, (ii) require that participants surrender their outstanding options and SARs in exchange for one or more payments by the Company, in cash or common stock, in an amount equal to the amount, if any, by which the then fair market value of the shares of common stock subject to the options and SARs exceeds the exercise price, (iii) after giving participants an opportunity to exercise their outstanding options and SARs, terminate any or all unexercised options and SARs, (iv) with respect to participants holding stock units and other stock-based awards, determine that such participants will receive one or more payments in settlement of such stock units and other stock-based awards, in such amount and form and on such terms as may be determined by the Committee, or (v) determine that all outstanding options and SARs that are not exercised will be assumed by, or replaced with comparable options or rights of, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants that remain in effect after the change in control will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion will take place as of the date of the change in control or such other date as the Committee may specify. The Committee may provide in a grant agreement that a sale or other transaction involving a subsidiary or other business unit of the Company will be considered a change in control for purposes of a grant.

A change in control will generally be deemed to have occurred for purposes of the 2007 Plan upon any person becoming the beneficial owner of securities representing more than 50% of the voting power of the then outstanding securities of American Water; the consummation of a merger or consolidation of American Water with another corporation where the stockholders of American Water immediately prior to the merger or consolidation do not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders would be entitled in the election of directors; a sale or disposition of all or substantially all the assets of American Water; a liquidation or dissolution of American Water; or the election of directors of American Water such that a majority of the members of the board of directors will have been on the board of directors for less than one year, unless the election or nomination for election of each new director who was not a director at the beginning of such one-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period. A change in control will not be deemed to occur as a result of American Water’s initial public offering.

Requirements for Issuance of Shares. No common stock will be issued in connection with any grant unless and until all legal requirements applicable to the issuance of such common stock have been complied with to the satisfaction of the Committee.

Amendment and Termination. Our board of directors may amend or terminate the 2007 Plan at any time; provided, however, that our board of directors will not amend the 2007 Plan without approval of our stockholders if such approval is required in order to comply with the Internal Revenue Code or applicable laws, or to comply with applicable stock exchange requirements. No amendment or termination of the 2007 Plan will, without the consent of the applicable participant, materially impair any rights or obligations under any grant previously made to a participant under the 2007 Plan, unless such right has been reserved in the 2007 Plan or the grant agreement.

Notwithstanding anything in the 2007 Plan to the contrary, the Committee may not reprice options or SARs, nor may our board of directors amend the 2007 Plan to permit repricing of options or SARs, unless the stockholders of the Company provide prior approval for such repricing.

The 2007 Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless it is terminated earlier by our board of directors or is extended by our board of directors with the approval of our stockholders.

Nonqualified Employee Stock Purchase Plan

American Water has recently adopted a new employee stock purchase plan, the American Water Works Company, Inc. Nonqualified Employee Stock Purchase Plan, which we refer to as the ESPP. No purchase periods have begun under the ESPP. The ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The following is a summary of the material terms of the ESPP, but does not include all of the provisions of the ESPP. For further information about the ESPP, we refer you to the complete copy of the ESPP, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the ESPP is to encourage employee stock ownership by allowing employees to purchase shares of the Company’s common stock at a discount from the fair market value.

Administration. The ESPP will be administered by a committee appointed by the Board of Directors. The committee will have the express discretionary authority and power to administer the ESPP and to make, adopt, construe and enforce rules and regulations not inconsistent with the provisions of the ESPP. The committee will have the fullest discretion permissible under law in the discharge of its duties. The committee’s interpretations and decisions with respect to the ESPP will be final and conclusive.

Eligibility. Each employee of the Company, including part-time employees, but other than employees who are members of a collective bargaining unit, employees of non-U.S. subsidiaries (unless the committee specifically designates otherwise) and employees who terminate employment, die or become disabled prior to the end of a purchase period, is eligible to participate in the ESPP.

Purchase Periods. Purchase periods under the ESPP will consist of three-month periods corresponding to the calendar quarter, or such other periods as specified by the committee administering the ESPP.

Participation. An eligible employee may elect to participate in the ESPP by properly executing a purchase agreement and filing it with the committee. The purchase agreement will authorize after-tax payroll deductions from the participant’s compensation (which is defined as base wages, exclusive of overtime pay, commissions, cash bonuses, premium pay, shift differential pay, any compensation reductions made in connection with plans described in Section 401(k), 125 or 132(f)(4) of the Internal Revenue Code, and any other extraordinary remuneration, as determined by the committee in its sole and absolute discretion) for the purpose of funding the purchase of stock. Each participant will authorize the withholding of a percentage of each payment of compensation during the purchase period, which will be in one percent increments. The committee administering the plan may also allow participants to deposit funds with the Company to be used for the purpose of purchasing stock, in addition to payroll deductions. The committee will designate the dates by which any such deposits must be made for a purchase period.

Maximum Deduction Amount. The total amount that a participant may contribute to the ESPP during a purchase period (through payroll deductions and deposits) may not exceed, unless otherwise adjusted by the committee administering the ESPP, the lesser of: (i) 10% of each payment of compensation paid to the participant during the purchase period and (ii) $25,000.

Purchase Price of Shares. Unless the committee determines otherwise, the purchase price per share of stock to be sold to participants under the ESPP will be the lesser of: (i) 90% of the market value of a share of the Company’s common stock on the purchase date (the last trading day of a purchase period) and (ii) 90% of the market value of a share of the Company’s common stock on the first trading date of the purchase period. “Market value” is defined as the last price for the Company’s common stock as reported on the New York Stock Exchange for the applicable date. If there was no such price reported for the applicable date, “market value” means the last reported price for the stock on the day next preceding the applicable date for which such price was reported or, if there was no such reported price the fair market value of a share of stock as determined by the committee administering the plan.

Purchases. As of the first day of each purchase period, each participant will be granted an option to purchase shares of Company common stock at the purchase price described above. The option will continue in effect through the purchase date for the purchase period. On each purchase date, the participant will automatically be deemed to have exercised his or her option to purchase shares of stock, unless he or she notifies the committee or its delegate, in such manner and at such time in advance of the purchase date as the committee will prescribe, of his or her desire to forfeit such option and, subject to any restrictions that may be imposed by the committee, to receive a refund of any outstanding amounts that have been deducted pursuant to the participant’s purchase agreement or contributed for the purchase of stock. On each purchase date, there will be purchased for the participant, at the purchase price for the purchase period, the largest number of shares of stock as can be purchased with the participant’s accumulated payroll deductions or additional deposits, subject to the plan maximums described below. In the event that any amounts that are attributable to a participant’s deductions or contributions remain after the purchase of shares of stock on a purchase date, such amounts will be returned to the participant, as soon as administratively practicable.

Holding Period. Participants are required to hold stock purchased under the ESPP for six months following each purchase date. The holding period will be deemed satisfied as of the date of a participant’s death.

Cessation of Participation. A participant may voluntarily cease participating in the ESPP and stop payroll deductions at any time by filing a notice of cessation of participation on such form and at such time in advance of the purchase date as the committee will prescribe. A participant who ceases contributions during a purchase period may not make additional contributions to the plan during the purchase period and may request payment of any funds held for the participant under the ESPP on such form and at such time in advance of the purchase date as the committee will prescribe.

Shares Subject to Plan. There are 2.0 million shares of stock reserved for issuance or transfer under the ESPP, subject to adjustment as described below. The committee may increase the number of shares of stock available for issuance under the ESPP by up to 2.0 million shares annually, subject to adjustment.

Limitation on Shares to be Purchased. The maximum number of shares of stock that may be purchased for each participant on a purchase date is the least of: (i) the number of shares of stock that can be purchased by applying the full balance of the participant’s deducted or deposited funds to the purchase of shares of stock at the purchase price, (ii) the participant’s proportionate part of the maximum number of shares of stock available under the plan and (iii) 5,000 shares of stock. Before the beginning of a purchase period, the committee may increase or decrease the maximum share limit for the purchase period and subsequent purchase periods. The adjusted maximum share limit will continue in effect until again adjusted by the committee. Any amounts deducted from a participant’s compensation that cannot be applied to the purchase of stock on a purchase date by reason of the foregoing limitations will be returned to the participant, as soon as administratively practicable.

Issuance of Shares. The shares of stock purchased by a participant on a purchase date will, for all purposes, be deemed to have been issued or sold at the close of business on the purchase date. Prior to that time, none of the rights or privileges of a shareholder of the Company will inure to the participant with respect to such shares of stock. All the shares of stock purchased under the ESPP will be delivered by the Company in a manner as determined by the committee following the participant’s satisfaction of the applicable holding period. The committee, in its sole discretion, may determine that shares of stock will be delivered by: (i) issuing and delivering the number of shares of stock purchased to a firm that is a member of the National Association of Securities Dealers, as selected by the committee from time to time, which shares will be maintained by such firm in a separate brokerage account for each participant or (ii) issuing and delivering the number of shares of stock purchased by participants to a bank or trust company or affiliate thereof, as selected by the committee from time to time, which shares may be held by such bank or trust company or affiliate in street name, but with a separate account maintained by such entity for each participant reflecting such participant’s share interests in the stock. A participant may request a distribution of shares of stock purchased for the participant under the ESPP or order the sale of such shares following the participant’s satisfaction of the applicable holding period, by making a request in such form and at such time as the committee will prescribe. If a participant terminates his or her employment with the Company or otherwise ceases to be an eligible employee, following the participant’s satisfaction of the applicable holding period, the participant will receive a distribution of his or her shares of stock held in any shareholder account, which will be effectuated by the committee in any manner that it deems reasonable and appropriate, as determined by the committee in its sole and absolute discretion or, in lieu of the receipt of shares of stock, the participant may alternatively elect to instead have the shares of stock sold, in accordance with such procedures as the committee will prescribe. If a participant is to receive a distribution of shares of stock, or if shares are to be sold, the distribution or sale will be made in shares of stock. Any brokerage commissions resulting from a sale of stock will be deducted from amounts payable to the participant.

Shares Unavailable. If, on any purchase date, the aggregate funds available for the purchase of stock would otherwise permit the purchase of a number of shares stock in excess of the number then available for purchase under the ESPP, the following adjustments will be made: (i) the number of shares of stock that would otherwise be purchased by each participant will be proportionately reduced on the purchase date in order to eliminate such excess and (ii) the ESPP will automatically terminate immediately after the purchase date as of which the supply of available shares is exhausted, unless the board of directors of the Company determines otherwise.

Anti-Dilution Provisions. The aggregate number of shares of stock reserved for purchase under the ESPP, the maximum number of shares of stock that may be purchased by a participant and the calculation of the purchase price per share may be appropriately adjusted by the committee administering the plan to reflect any increase or decrease in the number of issued shares of stock resulting from a subdivision or consolidation of shares or other capital adjustment, the payment of a stock dividend or other increase or decrease in the shares, if effected without receipt of consideration by the Company.

Effect of Certain Transactions. Subject to any required action by the shareholders, if the Company is the surviving corporation in any merger or consolidation, any offering under the ESPP will continue to pertain to and apply to the shares of stock of the Company. However, in the event of a dissolution or liquidation of the Company, or a merger or consolidation in which the Company is not the surviving corporation, the ESPP and any offering under the ESPP will terminate upon the effective date of such dissolution, liquidation, merger or consolidation, unless the board of directors of the Company determines otherwise, and the balance of any amounts deducted from a participant’s compensation or deposited to the ESPP by the participant that have not by such time been applied to the purchase of stock will be returned to the participant.

Withholding of Taxes. All acquisitions and sales of stock under the ESPP will be subject to applicable federal, state and local tax withholding requirements. The Company may require that participants pay to the Company (or make other arrangements satisfactory to the Company for the payment of) the amount of any federal, state or local taxes that the Company is required to withhold with respect to the purchase of stock or the sale of stock acquired under the ESPP, or instead deduct from the participant’s wages or other compensation the amount of any withholding taxes due with respect to the purchase of stock or the sale of stock acquired under the ESPP.

Amendment and Termination. The board of directors of the Company may, at any time and from time to time, amend the ESPP in any respect, except that any amendment that is required to be approved by the shareholders of the Company will be submitted to the shareholders for approval. The ESPP will continue in effect for ten years from its effective date, unless terminated prior to that date pursuant to the provisions of the ESPP or pursuant to action by the board of directors of the Company. The board of directors of the Company will have the right to terminate the ESPP at any time without prior notice to any participant and without liability to any participant. Upon the expiration or termination of the ESPP, the balance, if any, then standing to the credit of each participant from amounts deducted from the participant’s compensation or deposited by the participant that has not, by such time, been applied to the purchase of stock will be refunded to the participant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships and Transactions with RWE and its Affiliates

American Water Works Company, Inc. was acquired in 2003 by RWE for approximately $4.6 billion as a stand-alone entity and has continued to operate as such during the period it has been owned by RWE. Since 2003, the Company has been an indirect wholly owned subsidiary of RWE. RWE has not historically provided any material central corporate functions to the Company.

RWE has provided certain financings for the Company and its subsidiaries primarily through AWCC. These financings have included short-term and long-term borrowings under credit facilities and other debt instruments. The largest aggregate principal amount of indebtedness owed to RWE since January 1, 2004 was $4,483.8 million, and the aggregate principal amount of such RWE indebtedness outstanding as of June 30, 2007, was $1,972.0 million. All such indebtedness was incurred at market rates and is expected to be repaid in connection with the Transactions. Interest expense with regard to such indebtedness was $131.1 million in 2006, $93.9 million in 2005 and $87.7 million in 2004.

Thames Water Investments Luxembourg S.a r.l., a wholly owned subsidiary of RWE, was the holder of $1,750.0 million of the Company’s preferred stock. Preferred dividends included in interest expense were $103.3 million in 2006, $103.3 million in 2005 and $103.1 million in 2004. The preferred stock has been redeemed at the price of $1,750.0 million in connection with the Transactions.

Thames Water, a former wholly owned subsidiary of RWE, has provided certain management services to the Company for which we paid $1.4 million in 2006, $9.1 million in 2005 and $11.5 million in 2004.

Thames Water International Services Limited, a former wholly owned subsidiary of RWE, has provided expatriate employees to the Company, for which we paid $1.8 million in 2006, $5.0 million in 2005 and $3.6 million in 2004.

Consulting services provided by KPMG LLP to the Company were paid by RWE in the amount of $1.1 million and $0.1 million in 2006 and 2007, respectively.

RWE Systems AG, a wholly owned subsidiary of RWE, is a party to a Microsoft Enterprise Agreement for the benefit of RWE’s subsidiaries, including the Company. The Company paid 1,569 Euros in 2005 and 860,016 Euros in 2006 to RWE Systems AG for licenses and software assurance provided under the agreement. Future payments are expected to take place after August 30, 2007 when the Company determines its future license requirements on the basis of the existing Microsoft Enterprise Agreement.

The Company believes that the transactions and agreements set forth above were on terms comparable to those the Company could have obtained from unaffiliated third parties.

Agreements Between RWE and the Company

This section provides a summary description of agreements between RWE and the Company to be entered into prior to the consummation of this offering and relating to the Company’s relationship with RWE following the consummation of this offering. These agreements will include a separation agreement and a registration rights agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. The description of these agreements is not complete and, with respect to each such agreement, is qualified by reference to the terms of such agreement. We encourage you to read the full text of these agreements once they are filed.

The Company is negotiating the separation agreement and registration rights agreement with RWE as a wholly owned subsidiary of RWE. The terms of these agreements may be less favorable to the Company than those we could have obtained in arm’s length negotiations of similar agreements with unaffiliated third parties.

Separation Agreement

The separation agreement will contain the key provisions relating to our separation from RWE. As currently contemplated, the separation agreement will provide that, following the consummation of this offering, the Company and RWE, subject to certain limited exceptions, will each be responsible only for their own businesses and operations and any liabilities arising in connection therewith. Accordingly, as currently contemplated, the separation agreement will provide, among other things, that:

•	subject to certain exceptions, the Company will assume all liabilities of RWE and its affiliates related to the Company’s business;

•

subject to certain exceptions, all agreements, arrangements, commitments or understandings between the Company and its affiliates, on the one hand, and RWE and its affiliates, on the other, will be terminated;

•	the Company and RWE will release each other from certain pre-separation liabilities and will indemnify each other against certain liabilities;

•

the Company and RWE will provide each other with certain information and documents and, in particular, the Company will provide RWE with certain financial statements and reports for so long as RWE holds specified percentages of the Company’s voting power; and

•	the Company and RWE will cooperate with each other with respect to certain matters following the separation and, in particular, the Company will perform certain regulatory obligations of RWE.

Registration Rights Agreement

The registration rights agreement will provide RWE with certain registration rights relating to the shares of our common stock held by RWE after the consummation of this offering. As currently contemplated, the registration rights agreement will provide RWE with priority in registering and selling its shares of the Company’s stock in any future issuance and sale of stock by the Company, except that the Company will have the rights to issue and sell an agreed amount of stock sufficient to meet the Company’s expected equity needs. Accordingly, as currently contemplated, the registration rights agreement will provide that:

•	subject to certain restrictions and limitations, RWE may at any time require the Company at its own expense to register for offer and sale all or a portion of the shares held by RWE;

•

subject to certain restrictions and limitations, RWE may require the Company at its own expense to include all or a portion of the shares held by RWE under a registration statement to be filed by the Company;

•

other than with respect to an agreed amount of stock sufficient to meet the Company’s expected equity needs that may be issued and sold by the Company, the Company will not file any registration statement relating to the sale of the Company’s stock for a period of two years without RWE’s consent; and

•	the Company and RWE will indemnify each other against certain liabilities related to such registrations.

Relationships and Transactions with Current or Former Officers of the Company

The Company maintains agreements with both public and private water providers for the purchase of water to supplement its water supply, particularly during periods of peak demand. Donald L. Correll, our President and Chief Executive Officer, is a Commissioner of the New Jersey Water Supply Authority. The Company paid approximately $16.4 million in 2006, $16.7 million in 2005 and $14.5 million in 2004 to the New Jersey Water Supply Authority for purchased water. The estimated minimum commitment to purchase water under this agreement is $14.5 million for 2007.

Walter Howard, our Senior Vice President, Sales and Business Development since October 2005, served as the chief executive officer of Poseidon Resources Corporation, which we refer to as Poseidon Corp., until 2001.

Pursuant to the terms of a settlement agreement entered into by Mr. Howard, Poseidon Corp. and Poseidon Resources, LLC, which we refer to as Poseidon, in 2004, Mr. Howard agreed to surrender all of his outstanding shares of Poseidon Corp. stock in exchange for, among other things, a contingent cash payment in the amount of $300,726. The contingent payment is payable at such time as Poseidon has “distributable proceeds” equal to or in excess of $300,726. Distributable proceeds consist of any amount (from any source) that is available for distribution to the holders of preferred units or common units in Poseidon on account of their ownership of such units.

American Water, together with certain other parties, has signed a contract with Poseidon pursuant to which each will provide funds to Poseidon to complete the development of its desalination plant in Carlsbad, California. Although the funds that will be provided by American Water will be used solely for the development of the Carlsbad facility, the transaction may indirectly result in “distributable proceeds” for Poseidon and subsequent payment to Mr. Howard if the facility is profitable.

The Company believes that the transactions and agreements set forth above were on terms comparable to those the Company could have obtained from unaffiliated third parties.

Laura Monica is Senior Vice President of Corporate Communications and External Affairs for the Company and a member of the board of directors of the American Water Works Service Company, Inc., one of our subsidiaries. Ms. Monica was also the president and founder of High Point. From July 2006 to September 2006, High Point was engaged to provide communications consultant services for the Company pursuant to a contract between the Company and High Point. Under the terms of the contract, High Point was paid a monthly retainer of $51,500, which included reimbursement for expenses. After Ms. Monica became a full-time employee of the Company in October 2006, the contract was terminated and the retainer was eliminated. The Company continued to use High Point’s services from October 2006 to November 2006 and was charged at cost, plus expenses, for High Point’s services. For the period July 2006 to September 2006, the Company paid High Point $154,500 in consulting fees, and expenses totaled $30,186. For the period October 2006 to November 2006, High Point was reimbursed at cost for time and expenses totaling $42,228.

The Company believes that the agreement with High Point was on terms that are fair and reasonable to the Company based upon the business judgment of the Chief Executive Officer and his prior knowledge of High Point’s experience and reputation.

Procedure for Approval of Related Person Transactions

We have adopted a written procedure for approving and ratifying related person transactions. The procedure covers transactions or series of transactions between directors, nominees, executives, shareholders who own more than 5% of any class of voting securities and immediate family members of any such person described above and the Company where any of these classes of persons described above has a direct or indirect material interest.

Permission for a related person transaction may only be granted in writing in advance by the following:

•	the audit committee of the board of directors in the case of transactions involving officers, directors and/or employees in certain senior grade levels;

•	the ethics committee of the board of directors in the case of all other employees; and

•	in any case, the board of directors, acting through its disinterested members only.

Transactions involving compensation of executive officers shall be reviewed and, if appropriate, approved by the compensation committee of the board of directors (or a group of independent directors of the Company performing a similar function) in the manner specified in the charter of the compensation committee.

Before any related person transaction is permitted, the following factors are to be considered:

•	the related person’s interest in the transaction;

•	the dollar value of the amount involved in the transaction;

•	the dollar value of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction is to be undertaken in the ordinary course of business of the Company;

•	whether the transaction with the related person is proposed to be entered into on terms more favorable to the Company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the Company of, the transaction; and

•	any other information regarding the transaction or the related person that are material in light of the circumstances of the particular transaction.

Approval of a related person transaction will only be granted if it is determined that, under all of the circumstances, the transaction is in the best interests of the Company and only so long as those interests outweigh any negative effects that may arise from permitting it to occur.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth, as of January 1, 2008, information regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership is based on 160.0 million shares of our common stock outstanding as of January 1, 2008 (after giving effect to the 160,000-for-1 stock split), and              shares of our common stock to be outstanding after completion of the offering. Unless otherwise indicated, the address for all beneficial owners is c/o American Water Works Company, Inc., 1025 Laurel Oak Road, Voorhees, NJ 08043.

			Shares Offered Hereby		Shares Beneficially Owned After Offering
	Shares of Common Stock Beneficially Owned Prior to the Offering		Exercise of Assuming No Option to Purchase Additional Shares	Exercise of Assuming Full Option to Purchase Additional Shares	Exercise of Assuming No Option to Purchase Additional Shares			Exercise of Assuming Full Option to Purchase Additional Shares
Beneficial Owner	Number	%	Number	Number	Number	%		Number	%
Selling Stockholder:

RWE Aqua Holdings GmbH	160,000,000	100%					%			%

Directors and Officers:

Donald L. Correll	—	—

John S. Young	—	—

Ellen C. Wolf	—	—

Laura L. Monica	—	—

Walter Q. Howard	—	—

George W. Patrick	—	—

Sean G. Burke	—	—

James M. Kalinovich	—	—

Mark N. Chesla	—	—

Terry L. Gloriod	—	—

Walter J. Lynch	—	—

Mark F. Strauss	—	—

Paul G. Townsley	—	—

George MacKenzie	—	—

Martha Clark Goss	—	—

Dr. Volker Heischkamp	—	—

William J. Marrazzo	—	—

Dr. Manfred Döss	—	—

Dr. Rolf Pohlig	—	—

Andreas G. Zetzsche	—	—

Directors and executive officers as a group (20 persons)	—	—	—	—		—			—

Total:	160,000,000	100%					%			%

DESCRIPTION OF CAPITAL STOCK

The following information reflects our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, as these documents will be in effect upon completion of this offering. Our certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

Immediately following the completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of preferred stock.

Common Stock

Voting Rights

Except as otherwise required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes cast by all shares of common stock.

Dividends

Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled, after payment of the liquidation preference to all holders of any outstanding preferred stock, to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. We must pay the applicable distribution to any holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares.

Preferred Stock

Following the offering, our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, or DGCL, to issue up to                 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions of the shares of each series. Our board of directors will also be authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control, causing the market price of our common stock to decline, or impairing the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Our Charter and Bylaws and Delaware Law

Upon completion of this offering, we will have the following provisions of our certificate of incorporation and bylaws that could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide that special meetings of stockholders may be called only upon the request of the majority of our board of directors, upon request of our President or upon request of a stockholder holding at least         % of our outstanding common stock. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Our bylaws will establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by stockholders. Our bylaws allow the chairman of a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Certain Other Provisions of Our Charter and Bylaws and Delaware Law

Board of Directors

Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time by our board. Upon completion of this offering, our board of directors will consist of 10 members.

Business Combinations under Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws will provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

New York Stock Exchange Listing

We will apply to have our common stock listed on the NYSE under the symbol “AWK.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

Overview

On September 15, 2006, AWCC, our finance subsidiary, entered into a senior unsecured credit agreement syndicated among a group of ten banks with JPMorgan Chase Bank, N.A., or JPMCB, as administrative agent. The following description is only a summary of certain material provisions of the senior unsecured credit agreement, does not purport to be complete and is qualified in its entirety by reference to the provisions of that agreement.

The senior unsecured credit agreement provides AWCC with an $800.0 million revolving credit facility, of which up to $150.0 million is available in the form of letters of credit and $25.0 million is available in the form of swingline loans. With the consent of the applicable existing lender and new lenders, AWCC may increase the commitments under the revolving credit facility by up to $200.0 million, none of which may increase the availability of letters of credit thereunder. The proceeds of loans made and letters of credit issued under the senior unsecured credit agreement will be used to support our working capital needs and for other general purposes. The commitments of the lenders under the senior unsecured credit agreement, which originally terminated on September 15, 2011, but may be extended at the request of AWCC with the consent of a majority of the lenders for up to one more one-year period. On September 14, 2007, this revolving credit facility was extended for an additional year by the facility bank group, making the new termination dated September 15, 2012. As of September 30, 2007, AWCC had no revolving credit loans and $62.7 million of letters of credit outstanding under the senior unsecured credit agreement.

Interest rates and fees

Borrowings under the senior unsecured credit agreement will bear interest at an applicable margin plus, at AWCC’s option, a base rate determined by reference to the higher of either (a) the prime rate of JPMCB and the federal funds rate plus  1/2 of 1% or (b) a LIBOR rate determined by reference to the cost of funds for deposit in dollars for the interest period relevant to such borrowing adjusted for certain additional costs. In the case of borrowings bearing interest based on a base rate, the applicable margin is 0.00% and in the case of borrowings bearing interest based on a LIBOR rate, the applicable margin may be adjusted from time to time depending on our ratings from S&P and Moody’s, but will not exceed 0.55%, except as described in the next sentences. In the case of both base rate borrowings and LIBOR borrowings, the applicable margin shall be increased by 0.05% for any period during which the aggregate principal amount of outstanding revolving credit borrowings, swingline borrowings and letters of credit exceeds 50% of the total commitments under the senior unsecured credit agreement. In addition, any principal and interest amounts not paid when due shall bear additional interest of 2.00% until paid.

In addition to paying interest on the outstanding principal under the senior unsecured credit agreement, AWCC is required to pay a commitment fee with respect to (a) unused revolving credit commitments, which may be adjusted from time to time depending on our ratings from S&P and Moody’s, but shall not exceed 0.15%, and (b) outstanding letters of credit, which may be adjusted from time to time depending on our ratings from S&P and Moody’s, but shall not exceed 0.55%. AWCC is also obligated to pay customary fees with respect to the issuance and maintenance of letters of credit and the administration of the facilities under the senior unsecured credit agreement.

Prepayments

The senior unsecured credit agreement requires AWCC to prepay outstanding revolving credit and swingline borrowings and to fund a cash collateral account with respect to letters of credit to the extent that (a) the aggregate principal amount of revolving credit and swingline loans and letters of credit outstanding exceeds the lenders’ aggregate commitment under the senior unsecured credit agreement or (b) the aggregate principal amount of swingline loans outstanding exceeds the lenders’ aggregate swingline commitment as then reduced.

Support Agreement

Pursuant to a support agreement with AWCC, American Water has agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The lenders under the senior unsecured credit agreement may proceed directly against American Water to the extent AWCC fails to make any principal or interest payment required thereunder on a timely basis.

Certain covenants and events of default

The senior unsecured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, AWCC’s ability to:

•	incur additional indebtedness secured by any lien;

•	create liens on assets;

•	engage in mergers or consolidations;

•	pay dividends and distributions or repurchase its common stock;

•	make investments, loans or advances;

•	engage in certain transactions with affiliates;

•	terminate or make certain amendments to the support agreement between AWCC and American Water;

•	cause or permit American Water to incur additional debt;

•	change its lines of business; and

•	sell assets.

In addition, the senior unsecured credit agreement requires American Water to maintain a ratio of consolidated total indebtedness to consolidated total capitalization of not more than 0.70 to 1.00.

The senior unsecured credit agreement contains certain customary affirmative covenants and events of default, including reporting covenants.

Privately Placed Senior Unsecured Notes

Overview

Since December 21, 2006, AWCC has issued six series of senior unsecured notes in private placements to certain institutional accredited investors with interest rates per annum payable semi-annually, aggregate principal amounts, issue dates and maturity dates as follows:

Series	Interest Rate per Annum	Aggregate Principal Amount Issued	Aggregate Principal Amount Outstanding	Maturity Date
A	5.39%	$101.0 million	$101.0 million	December 21, 2013
B	5.52%	$37.5 million	$37.5 million	December 21, 2016
C	5.62%	$329.5 million	$329.5 million	December 21, 2018
D	5.77%	$432.0 million	$432.0 million	December 21, 2021
E	5.62%	$100.0 million	$100.0 million	March 29, 2019
F	5.77%	$100.0 million	$100.0 million	March 29, 2022

The following description is only a summary of certain material provisions of the senior unsecured notes, does not purport to be complete and is qualified in its entirety by reference to the note purchase agreements pursuant to which the senior unsecured notes were issued.

The senior unsecured notes rank pari passu in right of payment with all current and future unsubordinated, unsecured indebtedness of AWCC. The net proceeds from the sale of the senior unsecured notes were used to refinance inter-company indebtedness and for our general corporate purposes.

Prepayment

The senior unsecured notes are callable at any time at the greater of par and a make whole discount rate of the then current market standard for United States treasury bills plus 0.50%. AWCC is required to offer to prepay the senior unsecured notes upon certain changes in control and dispositions of assets (excluding this offering).

Support Agreements

Pursuant to a support agreement with AWCC, American Water has agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The holders of the senior unsecured notes may proceed directly against American Water to the extent AWCC fails to make any principal or interest payment required thereon on a timely basis.

Certain covenants and events of default

The senior unsecured indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, AWCC, American Water and Thames US Holdings’ ability to:

•	engage in certain transactions with affiliates;

•	engage in mergers or consolidations;

•	change its lines of business;

•	incur additional indebtedness secured by any lien;

•	create liens on assets;

•	pay dividends and distributions or repurchase its common stock;

•	terminate or make certain amendments to the support agreement between AWCC and American Water;

•	sell assets; and

•	incur certain other indebtedness, which is secured and senior to the subject notes.

In addition, the senior unsecured notes require American Water to maintain a ratio of consolidated total indebtedness to consolidated total capitalization of not more than 0.70 to 1.00.

The senior unsecured notes contain certain customary affirmative covenants and events of default.

Mandatory Redeemable Preferred Stock

On June 25, 2003, American Water issued 1,750 shares of preferred stock with a liquidation preference of $1.0 million per share. The shares were issued to Thames US Holdings in connection with RWE’s purchase of American Water and are currently held by Thames Water Investments Luxembourg S.a r.l., a subsidiary of RWE. Pursuant to a forward share sale agreement, our subsidiary, American Water Finance LLC, has agreed to purchase the preferred stock from Thames Water Investments Luxembourg upon the earlier of December 26, 2012 or the occurrence of certain events, including certain changes in law, the failure by either party to comply with its obligations thereunder and the failure of American Water Finance LLC to comply with its obligation with respect to any indebtedness outstanding with a principal amount of at least $100 million in the aggregate. Thames US Holdings entered into a support agreement with American Water Finance LLC covering all financial obligations of American Water Finance LLC, including those relating to the forward share sale agreement. Upon consummation of the Merger, the obligations of Thames US Holdings under the support agreement became the obligations of American Water by operation of law. Holders of outstanding shares of preferred stock are entitled to cumulative preferential dividends at a rate equal to 5.90% per annum, payable in cash quarterly in arrears, to the extent declared by the board of directors of American Water. If the full amount of accrued dividends is not paid on a dividend payment date, then interest shall accrue on any unpaid amounts at a rate equal to 5.90% per annum until such amounts are paid in full. American Water may not pay dividends on its common stock until such amounts then owed on the preferred stock have been paid in full. Holders of preferred stock shall not have voting rights except with respect to powers, preferences and certain rights in connection with the preferred stock or if dividends on shares of preferred stock outstanding are unpaid and in arrears for six consecutive months or more. Holders of shares of preferred stock are entitled to the liquidation preference upon any (a) consolidation, merger or reorganization of American Water pursuant to which RWE or holders of more than 50% of RWE’s equity securities do not continue to hold a majority of the common stock of American Water or (b) liquidation, dissolution or winding up of American Water. Shares of preferred stock are not redeemable or convertible into shares of common stock. In connection with the Refinancing, on September 20, 2007, we redeemed $1,750.0 million of this preferred stock.

New Senior Notes

Overview

In connection with the Refinancing, on October 22, 2006, AWCC issued $750.0 million aggregate principal amount of 6.085% senior notes due 2017 and $750.0 million aggregate principal amount of 6.593% senior notes due 2037. The new senior notes have not been registered under the Securities Act and are subject to registration rights. On December 21, 2007 we and AWCC filed a Registration Statement on Form S-4 with the SEC to register the new senior notes.

The following description is only a summary of certain material provisions of the new senior notes, does not purport to be complete and is qualified in its entirety by reference to the indenture pursuant to which the new senior notes were issued.

The new senior notes are unsecured and rank (i) pari passu in right of payment with all current and future unsubordinated, unsecured indebtedness of AWCC, (ii) senior in right of payment to all of AWCC’s future obligations that are expressly subordinated (iii) and effectively junior in right of payment to all future secured indebtedness of AWCC to the extent of the value of the assets securing such indebtedness. The net proceeds from the sale of the new senior notes were used fund the redemption of $1,286.0 million aggregate principal amount of RWE redemption notes and $206.0 million (including after tax gains of $2.2 million, net of $1.4 million of tax) aggregate principal amount of RWE notes.

Prepayment

The senior unsecured notes are callable at any time at the greater of par and a make whole discount rate of the then current market standard for United States treasury bills plus 20 basis points (in the case of the 2017 Notes) or 25 basis points (in the case of the 2037 Notes). Upon a change of control of American Water and a downgrade of the new senior notes below an investment grade rating, AWCC will be required to offer to repurchase the new senior notes at 101% of the aggregate principal amount of notes repurchased, plus any accrued and unpaid interest.

Support Agreement

Pursuant to a support agreement with AWCC, American Water has agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The holders of the new senior notes may proceed directly against American Water to the extent AWCC fails to make any principal or interest payment required thereon on a timely basis.

Certain covenants and events of default

The indenture governing the new senior notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, AWCC and American Water’s ability to:

•	engage in sales and leasebacks;

•	engage in mergers or consolidations;

•	incur additional indebtedness secured by any lien;

•	create liens on assets; and

•	terminate or make certain amendments to the support agreement between AWCC and American Water.

Other Debt

•

The debt of AWCC totaled $3,259.9 million as of September 30, 2007, including debt owed to RWE of $1,956.0 million. As of September 30, 2007, these obligations had interest rates ranging between 3.78% and 6.87% and maturity dates ranging from 2007 to 2034.

•

Debt of the subsidiaries of American Water other than AWCC totaled $1,971.2 million as of September 30, 2007. As of September 30, 2007, these obligations had interest rates ranging between 0.00% and 9.75% and maturity dates ranging from 2007 to 2038.

•	Capital lease obligations of the subsidiaries of American Water totaled $2.0 million as of September 30, 2007.

•	Consolidated debt included unamortized debt discount premium and a fair market adjustment of $73.7 million as of September 30, 2007.

•

On January 26, 2007, AWCC entered into a $10.0 million revolving line of credit with PNC Bank, N.A., or PNC. Commitments under this revolving credit facility were scheduled to expire on December 31, 2007 unless extended. Borrowings under this line of credit will bear interest at PNC’s prime rate or the applicable LIBOR rate plus 0.25% and will be used primarily for our short-term working capital needs. As of September 30, 2007, AWCC had no loans drawn against this facility. As of December 31, 2007, the PNC line of credit was extended one year to December 31, 2008.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sales of Restricted Securities

Upon the closing of this offering, we will have outstanding approximately              shares of common stock. We have no shares of common stock held in treasury. All of the shares of our common stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, except for any shares that may be acquired or held by an affiliate of us, as the term “affiliate” is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholder. All remaining shares will be “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

The shares of common stock sold by RWE in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining              shares of common stock owned by RWE will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 and the lock-up provisions described below. RWE has registration rights with respect to the common stock that they will retain following this offering and, subject to the lock-up provisions described in this prospectus, intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions.

Rule 144

Generally, Rule 144 (as amended effective February 15, 2008) provides that an affiliate who has beneficially owned “restricted” shares for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the then outstanding shares of common stock, which will equal approximately              shares of common stock immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.

Lock-Up Arrangements

In connection with this offering, we, each of our executive officers and directors and the selling stockholder have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock and securities convertible into or exchangeable or exercisable for common stock for up to 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Following the expiration of the lock-up period, the selling stockholder will have the right, subject to certain conditions, to require us to register the sale of their remaining shares of our common stock under federal securities laws. By exercising their registration rights, and selling a large number of shares, the selling stockholder could cause the prevailing market price of our common stock to decline.

Following the expiration of the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Prior to the consummation of this offering, RWE and the Company will enter into a registration rights agreement, a copy of which will be filed as an exhibit to this registration statement.

2007 Omnibus Equity Compensation Plan Awards

Following the consummation of this offering, we intend to grant awards with respect to                  shares of our common stock under our 2007 Omnibus Equity Compensation Plan, which may consist of stock options, stock units, stock awards, SARs and other stock-based awards.

Employee Stock Purchase Plan

Following the consummation of this offering, we are considering establishing an employee stock purchase plan, for which we would reserve                  shares of our common stock to be issued and sold thereunder. The board of directors has not yet made a decision as to whether or when such a plan would be adopted.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

TO NON-UNITED STATES STOCKHOLDERS

This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you purchase your common stock in this offering, you will hold the common stock as a capital asset and you are a beneficial owner of shares other than:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United States Federal income tax purposes) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws (such as a “controlled foreign corporation”, “passive foreign investment company”, a company that accumulates earnings to avoid United States federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, financial asset securitization investment trust, person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former United States citizen or resident). This summary does not discuss any aspect of United States Federal alternative minimum tax, state, local or non-United States taxation. This summary is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service, which we refer to as the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

If a partnership (or other entity taxable as a partnership for United States Federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Common Stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax (described above) also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes backup withholding (currently at a rate of 28%) on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States, unless such broker has documenting evidence in its records that you are a non-United States person and certain other conditions are met or you are an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable treaty provides otherwise.

UNDERWRITING

The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

At our request, the underwriters have reserved up to       % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Citigroup Global Markets Inc. and

Merrill Lynch, Pierce, Fenner & Smith Incorporated. This agreement does not apply to the Company’s issuance of securities pursuant to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the selling stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on the New York Stock Exchange under the symbol “AWK”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monetaire et financier,

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à I’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, which we refer to as the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, which we refer to as the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan, which we refer to as the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . RWE estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for the Company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint book-running managers of AWCC’s offering of $1,500.0 million of new senior notes. An affiliate of Goldman, Sachs & Co. and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated are each participating lenders, and an affiliate of Citigroup Global Markets Inc. is a co-lead arranger and a lender under AWCC’s $800.0 million unsecured revolving credit facility. An affiliate of Goldman, Sachs & Co. and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated are each lenders, and an affiliate of Citigroup Global Markets Inc. is a co-lead arranger and lender, under RWE’s Euro 4,000 million facilities agreement. An affiliate of Citigroup Global Markets Inc. is a dealer, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is an arranger and a dealer, under RWE’s Euro 20,000 million debt issuance program. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a dealer in AWCC’s commercial paper program and serves as the Company’s 401(k) plan administrator.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

VALIDITY OF THE COMMON STOCK

The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of American Water Works Company, Inc. and Subsidiary Companies (formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies) as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Since our acquisition by RWE in 2003, we were not required to file periodic reports with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

GLOSSARY

“authorized area” refers to a geographic area in which we provide water and wastewater services pursuant to a certificate of public convenience and necessity (or similar authorizations).

“certificate of public convenience and necessity” refers to a certificate issued by a state PUC granting an exclusive right with respect to investor-owned utilities to provide service within a designated service area, and which provides limited protection from competition within that area from other investor-owned utilities.

“customer” typically means a connection to our water or wastewater networks; as in the case of apartment complexes, businesses and many homes, multiple individuals may be served by a single connection.

“DBO” refers to services provided pursuant to a contract to design, build and operate a water or wastewater system.

“forward-looking test year” is a device employed by state PUCs that takes account of current or projected costs or current or projected invested capital and other “known and measurable changes” in our business, in the rate setting process, as opposed to relying strictly on historical data.

“infrastructure surcharge” is a device employed by a state PUC that allows for adjustment of our basic rates and charges for specified portions of capital expenditures, generally related to replacement of aging infrastructure, outside the context of a general rate proceeding.

“O&M” refers to services provided pursuant to a contract to operate and maintain a water or wastewater system.

“population” means the estimated number of people served by our water and wastewater services; see “Industry and Market Data” for the methodology we employ to estimate population served.

“rate case” means the process to obtain approval for a change in rates that involves filing a petition with a state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs.

“single tariff” is a policy employed by a state PUC pursuant to which all customers in a state or a region within a state are charged utilizing a single rate structure, regardless of which individual water and/or wastewater system serves them.

“state PUC” means a state commission or other entity engaged in economic regulation of public utilities.

“test year” is a device employed by a state PUC to determine costs and revenues for regulated utilities for the purposes of setting rates.

“tuck-in” means an acquisition of a small water and/or wastewater system, typically serving fewer than 10,000 customers, in close geographic proximity to locations where we operate our Regulated Businesses.

G-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6

Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Loss) for the years ended December 31, 2004, 2005 and 2006	F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of December 31, 2006 and September 30, 2007	F-40

Unaudited Consolidated Statements of Operations for the nine months ended September 30, 2006 and 2007	F-42

Unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2006 and 2007	F-43

Unaudited Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Loss) for the nine months ended September 30, 2006 and 2007	F-44

Notes to Unaudited Consolidated Financial Statements	F-45

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

American Water Works Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in common stockholder’s equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of American Water Works Company, Inc. and Subsidiary Companies (formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for its defined benefit pension and other postretirement benefit plans effective December 31, 2006.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

August 9, 2007, except for Note 21 and Note 22 which are as of August 27, 2007 and Note 23 which is as of November 7, 2007

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets

December 31, 2006 and 2005

(In thousands, except per share data)

ASSETS

	2006	2005
Property, plant and equipment
Utility plant—at original cost, net of accumulated depreciation	$8,605,341	$8,101,769
Nonutility property, net of accumulated depreciation	115,216	105,522

Total property, plant and equipment	8,720,557	8,207,291

Current assets
Cash and cash equivalents	29,754	65,077
Restricted funds	2,100	7,497
Utility customer accounts receivable	153,583	136,600
Allowance for uncollectible accounts	(23,061)	(15,051)
Unbilled utility revenues	123,180	105,996
Non-regulated trade and other receivables, net	54,463	110,420
Materials and supplies	23,012	27,462
Assets of discontinued operations	12,834	60,720
Other	36,576	32,452

Total current assets	412,441	531,173

Regulatory and other long-term assets
Regulatory assets	587,157	529,754
Restricted funds	17,239	2,431
Goodwill	2,962,493	3,181,570
Other	83,172	89,810

Total regulatory and other long-term assets	3,650,061	3,803,565

TOTAL ASSETS	$12,783,059	$12,542,029

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets

December 31, 2006 and 2005

(In thousands, except per share data)

CAPITALIZATION AND LIABILITIES

	2006	2005
Capitalization
Common stockholder’s equity	$3,817,397	$2,804,716
Preferred stock without mandatory redemption requirements	4,568	4,571
Long-term debt
Long-term debt	3,096,404	3,011,827
Redeemable preferred stock at redemption value	1,774,475	1,774,691

Total capitalization	8,692,844	7,595,805

Current liabilities
Short-term debt	719,745	374,063
Current portion of long-term debt	287,383	1,644,188
Accounts payable	140,691	133,477
Taxes accrued, including federal income	28,115	95,583
Interest accrued	34,775	52,906
Liabilities of discontinued operations	2,478	13,511
Other	150,475	182,586

Total current liabilities	1,363,662	2,496,314

Regulatory and other long-term liabilities
Advances for construction	615,671	560,659
Deferred income taxes	583,403	538,304
Deferred investment tax credits	36,533	37,935
Regulatory liability—cost of removal	166,867	152,686
Accrued pension expense	314,577	257,328
Accrued postretirement benefit expense	144,904	141,128
Other	110,354	66,886

Total regulatory and other long-term liabilities	1,972,309	1,754,926

Contributions in aid of construction	754,244	694,984

Commitments and contingencies (See Note 17)	—	—

TOTAL CAPITALIZATION AND LIABILITIES	$12,783,059	$12,542,029

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Operations

For the Years Ended December 31, 2006, 2005 and 2004

(In thousands, except per share data)

	2006	2005	2004
Operating revenues	$2,093,067	$2,136,746	$2,017,871

Operating expenses
Operation and maintenance	1,174,544	1,201,566	1,121,970
Depreciation and amortization	259,181	261,364	225,260
General taxes	185,065	183,324	170,165
Loss (gain) on sale of assets	79	(6,517)	(8,611)
Impairment charges	221,685	385,434	78,688

Total operating expenses, net	1,840,554	2,025,171	1,587,472

Operating income (loss)	252,513	111,575	430,399

Other income (deductions)
Interest	(365,970)	(345,257)	(315,944)
Allowance for other funds used during construction	5,980	5,810	5,476
Allowance for borrowed funds used during construction	2,652	2,420	2,923
Amortization of debt expense	(5,062)	(4,367)	(3,377)
Preferred dividends of subsidiaries	(215)	(227)	(410)
Other, net	1,164	5,895	6,361

Total other income (deductions)	(361,451)	(335,726)	(304,971)

Income (loss) from continuing operations before income taxes	(108,938)	(224,151)	125,428
Provision for income taxes	46,912	50,979	66,328

Income (loss) from continuing operations	(155,850)	(275,130)	59,100
Income (loss) from discontinued operations, net of tax	(6,393)	(49,910)	(124,018)

Net loss	$(162,243)	$(325,040)	$(64,918)

Basic earnings per common share
Income (loss) from continuing operations	$(0.97)	$(1.72)	$0.37

Income (loss) from discontinued operations, net of tax	$(0.04)	$(0.31)	$(0.78)

Net loss	$(1.01)	$(2.03)	$(0.41)

Diluted earnings per common share
Income (loss) from continuing operations	$(0.97)	$(1.72)	$0.37

Income (loss) from discontinued operations, net of tax	$(0.04)	$(0.31)	$(0.78)

Net loss	$(1.01)	$(2.03)	$(0.41)

Average common shares outstanding during the period
Basic	160,000	160,000	160,000

Diluted	160,000	160,000	160,000

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

(In thousands, except per share data)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(162,243)	$(325,040)	$(64,918)
Adjustments
(Gain) loss on sale of businesses	1,001	15,407	—
Depreciation and amortization	259,181	261,364	225,260
Impairment charges	227,802	420,370	215,951
Removal costs net of salvage	34,627	32,196	32,164
Provision for deferred income taxes	34,464	26,861	82,626
Amortization of deferred investment tax credits	(1,306)	(1,612)	(1,605)
Provision for losses on utility accounts receivable	26,706	27,485	18,981
Allowance for other funds used during construction	(5,980)	(5,810)	(5,476)
Employee benefit expenses greater (less) than funding	7,418	4,251	(9,075)
(Gain) loss on sale of assets	79	(6,517)	(8,611)
Deferred regulatory costs	(19,986)	(10,427)	(15,068)
Amortization of deferred charges	18,971	24,993	16,677
Other, net	(408)	10,566	8,311
Changes in assets and liabilities
Accounts receivable and unbilled utility revenues	3,094	4,589	1,088
Other current assets	326	20,060	(26,032)
Accounts payable	7,214	23,100	12,543
Taxes accrued, including federal income	(56,970)	4,193	20,011
Interest accrued	(18,131)	4,564	(6,682)
Other current liabilities	(32,111)	(5,158)	(37,737)

Net cash provided by operating activities	323,748	525,435	458,408

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures	(688,843)	(558,446)	(546,241)
Allowance for other funds used during construction	5,980	5,810	5,476
Acquisitions	(12,534)	(4,979)	(1,599)
Proceeds from sale of assets and securities	3,665	1,528	6,726
Proceeds from sale of discontinued operations	30,151	15,336	17,000
Removal costs from property, plant and equipment retirements	(20,446)	(17,928)	(12,870)
Receivable from affiliates	—	562	20,095
Restricted funds	(9,411)	27,952	(34,490)

Net cash used in investing activities	(691,438)	(530,165)	(545,903)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	582,498	494,322	412,242
Repayment of long-term debt	(637,479)	(66,039)	(215,761)
Net borrowings (repayments) under short-term debt agreements	345,682	(485,334)	(128,408)
Advances and contributions for construction, net of refunds	47,446	51,985	45,061
Debt issuance costs	(5,239)	(3,347)	(4,288)
Redemption of preferred stocks	(541)	(636)	(13,592)

Net cash provided by (used in) financing activities	332,367	(9,049)	95,254

Net (decrease) increase in cash and cash equivalents	(35,323)	(13,779)	7,759
Cash and cash equivalents at January 1	65,077	78,856	71,097

Cash and cash equivalents at December 31	$29,754	$65,077	$78,856

Cash paid during the year for:
Interest, net of capitalized amount	$402,370	$349,084	$336,715

Income taxes paid, net of refunds	$11,633	$43,694	$18,109

Non-cash investing and financing activities:
Advances and contributions for construction	$72,892	$85,818	$101,704

Capital contribution (See Note 11)	$1,194,454	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Loss)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

	Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Common Stockholder’s Equity	Comprehensive Income (Loss)
	Shares	Par Value
Balance at December 31, 2003	160,000	$1,600	$3,376,401	$(184,091)	$4,234	$3,198,144
Net loss	—	—	—	(64,918)	—	(64,918)	$(64,918)
Market value adjustments for investments, net of tax of $1,381	—	—	—	—	(2,565)	(2,565)	(2,565)
Additional minimum pension liability, net of tax of $171	—	—	—	—	267	267	267
Foreign currency translation	—	—	—	—	(1,373)	(1,373)	(1,373)

Total comprehensive loss							$(68,589)

Balance at December 31, 2004	160,000	$1,600	$3,376,401	$(249,009)	$563	$3,129,555
Net loss	—	—	—	(325,040)	—	(325,040)	$(325,040)
Market value adjustments for investments, net of tax of $125	—	—	—	—	(233)	(233)	(233)
Additional minimum pension liability, net of tax of $302	—	—	—	—	(472)	(472)	(472)
Foreign currency translation	—	—	—	—	906	906	906

Total comprehensive loss							$(324,839)

Balance at December 31, 2005	160,000	$1,600	$3,376,401	$(574,049)	$764	$2,804,716
Net loss	—	—	—	(162,243)	—	(162,243)	$(162,243)
Capital contribution	—	—	1,194,454	—	—	1,194,454	—
Market value adjustments for investments, net of tax of $254	—	—	—	—	471	471	471
Additional minimum pension liability, net of tax of $1,115	—	—	—	—	1,744	1,744	1,744
Recognition of underfunded status (See Note 7)	—	—	—	—	(21,919)	(21,919)	—
Foreign currency translation	—	—	—	—	174	174	1 74

Total comprehensive loss							$(159,854)

Balance at December 31, 2006	160,000	$1,600	$4,570,855	$(736,292)	$(18,766)	$3,817,397

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 1: Organization and Operation

American Water Works Company, Inc. (“AWW”) and its subsidiaries (collectively referred to herein as the “Company”), formerly Thames Water Aqua US Holdings, Inc. (“TWAUSHI”) and a wholly owned subsidiary of RWE Aktiengesellschaft (“RWE”), is the holding company for regulated and non-regulated subsidiaries throughout the United States of America and Ontario, Canada. The regulated subsidiaries provide water and wastewater services and, as public utilities, function under rules and regulations prescribed by state regulators. These regulated subsidiaries have similar long-term economic characteristics and are operationally segregated into the 20 U.S. states in which the Company operates regulated utilities. The non-regulated subsidiaries include distinctive lines of business including Homeowner Services, which provides water and sewer line protection plans for homeowners, the Operations and Maintenance contracts group, which conducts operation and maintenance of water and wastewater facilities for municipalities and the United States Military, among others, and Carbon Regeneration, which sells granular activated carbon technologies to help remove contaminants and improve the quality of drinking water.

RWE has announced its intention to divest the Company through an initial public offering (“IPO”). These consolidated financial statements represent the consolidated results of the Company, formerly issued under the name of TWAUSHI. On September 28, 2007, TWAUSHI, formerly the parent company of AWW, merged with and into AWW (the “Merger”). The IPO required filing of a registration statement with the U.S. Securities and Exchange Commission, which was filed on August 27, 2007 and subsequently amended on October 11, 2007.

Prior to the merger, AWW was a wholly-owned subsidiary of TWAUSHI. As a result of the Merger, TWAUSHI, at the time an indirect wholly-owned subsidiary of RWE, was dissolved and AWW is the surviving entity. As the merger parties were each part of a group of entities under the common control of RWE, AWW recognized the transfer of the assets and liabilities of TWAUSHI at their respective carrying amounts as of the effective date of the Merger in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”) Accounting for Business Combinations. In accordance with SFAS 141, as the merger parties were each part of a group of entities under common control of RWE, the Merger did not constitute a business combination and the method used by the Company to account for the merger was similar to the pooling method and was performed retroactively in these consolidated financial statements as if they had historically been a combined entity. Accordingly, the consolidated financial statements of AWW as of September 30, 2007 and 2006 and at December 31, 2006 include the accounts of TWAUSHI.

Note 2: Significant Accounting Policies

Principles of Consolidation

As a result of the Merger, the accompanying consolidated financial statements include the accounts of AWW and its subsidiaries, which include the accounts of the former TWAUSHI entity and its subsidiaries. The Company’s results of operations are comprised of the combination of the formerly separate entities and their subsidiaries. Intercompany balances and transactions between consolidated entities have been eliminated. The Company uses the equity method to report its investments in two joint venture investments in each of which the Company holds a 50% voting interest and cannot exercise control over the operations and policies of the investments. Under the equity method, the Company records its interests as an investment and its percentage share of earnings as earnings or losses of investee.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company considers benefit plan assumptions, the carrying values of goodwill and other long-lived assets, including regulatory assets, revenue recognition and accounting for income taxes to be its critical accounting estimates.

Regulation

The regulated utilities are subject to regulation by the public utility commissions and the local governments of the states in which they operate (the “Regulators”). These Regulators have allowed recovery of costs and credits which the Company has recorded as regulatory assets and liabilities. Accounting for future recovery of costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, regulated utilities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in operations by a non-regulated company. These deferred regulatory assets and liabilities are then reflected in the statement of operations in the period in which the costs and credits are reflected in the rates charged for service.

Property, Plant and Equipment

Property, plant and equipment consist primarily of utility plant. Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The costs incurred to acquire and internally develop computer software for internal use are capitalized as a unit of property. Repairs and maintenance are charged to current operations.

When units of property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and charged to accumulated depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is recorded. In some cases, the Company recovers retirement costs through rates during the life of the associated asset and before the costs are incurred. These amounts result in a regulatory liability being reported based on the amounts previously recovered through customer rates, until the costs to retire those assets are incurred.

The cost of property, plant and equipment is depreciated using the straight-line average remaining life method.

Non-utility property consists primarily of buildings and equipment utilized by the Company for internal operations. This property is stated at cost, net of accumulated depreciation calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to forty years.

Cash and Cash Equivalents

Substantially all cash is invested in interest-bearing accounts. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Restricted Funds

Restricted funds represent proceeds received from financings for the construction and capital improvement of utility facilities. The proceeds of these financings are held in escrow until the construction expenditures are incurred. Restricted funds expected to be released within 12 months subsequent to year-end are classified as current.

Utility Customer Accounts Receivable

Regulated utility customer accounts receivable represent amounts billed to water and wastewater customers on a cycle basis. Credit is extended based on the guidelines of the applicable Regulators and generally, collateral is not required.

Allowance for Uncollectible Accounts

Allowances for uncollectible accounts are maintained for estimated probable losses resulting from the inability of customers to make required payments. Accounts that are outstanding longer than the payment terms are considered past due. A number of factors are considered in determining the allowance for uncollectible accounts, including the length of time receivables are past due and previous loss history. The Company writes off accounts when they become uncollectible. (See Note 4)

Non-Regulated Trade and Other Receivables, Net

Non-Regulated trade and other receivables, net consists of non-regulated trade accounts receivable and non-regulated unbilled revenues, net of a reserve for doubtful accounts and non-utility customer receivables of the Regulated Businesses. In determining the reserve for uncollectible non-regulated accounts, the Company considers the length of time the trade accounts receivable are past due and the customer’s current ability to pay their obligation. Unbilled receivables are accrued when service has been provided but has not been billed to customers. (See Note 5)

Materials and Supplies

Materials and supplies are stated at the lower of cost or net realizable value. Cost is determined using the average cost method.

Goodwill

The Company considers the carrying value of goodwill to be one of its critical accounting estimates used in the preparation of the consolidated financial statements. The Company believes the current assumptions and other considerations used to value goodwill to be appropriate. However, if actual experience differs from the assumptions and considerations used in its analysis, the resulting change could have a material impact on the consolidated financial statements.

Goodwill is associated with the acquisitions of American Water Works Company, Inc. in 2003 and E’town Corporation in 2001 (the “Acquisitions”) and has been assigned to reporting units based on the fair values at the date of the Acquisitions. The regulated utility subsidiaries have been aggregated and deemed a single reporting unit, the Regulated Businesses, as they have similar economic characteristics. The Non-Regulated Businesses segment is organized into seven reporting units. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed annually, or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

impairment, the Company utilizes discounted estimated future cash flows (and comparable public company analyses for the Regulated Businesses) to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit and the discount rate assumed in these calculations. Annual impairment reviews are performed in the fourth quarter of the calendar year, in conjunction with the timing of the Company’s annual strategic business plan.

For each of the years ended December 31, 2006, 2005 and 2004, the Company determined that its goodwill, including goodwill of discontinued operations, was impaired and recorded impairments of $227,802, $396,348 and $192,936 respectively. (See Note 18)

Impairment of Long-Lived Assets

The Company considers the carrying value of long-lived assets to be one of its critical accounting estimates used in the preparation of its consolidated financial statements. The Company believes the current assumptions and other considerations used to evaluate the carrying value of long-lived assets to be appropriate. However, if actual experience differs from the assumptions and considerations used in its estimates, the resulting change could have a material adverse impact on the consolidated financial statements.

Long-lived assets, other than goodwill, include land, buildings, equipment and long-term investments. Long-lived assets, other than investments and land, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, the Company estimates the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and compares that to the carrying value of the asset. If the carrying value is greater than the fair value, an impairment loss is recorded.

The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the assets carrying value exceeds its fair value.

The long-lived assets of the Regulated Businesses are grouped on a separate entity basis for impairment testing as they are integrated state-wide operations that do not have the option to curtail service and generally have uniform tariffs. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

Due to changes in the Company’s strategic business plan, the Company performed impairment analyses for long-lived assets, other than investments and goodwill, as of December 31, 2006, 2005 and 2004. As a result of the impairment analyses, the Company recorded pretax charges of $0, $24,022 and $23,015 for the years ended December 2006, 2005 and 2004, respectively. The impairments primarily resulted from lower than expected growth, slower development compared with original expectations, and a building with a carrying value that exceeded its fair value. These charges are included in impairment charges in the statements of operations. The remaining values as of December 31, 2006, 2005 and 2004 were determined to be appropriate.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The Company holds other investments including investments in public equity securities classified as available for sale, privately held companies, and investments in joint ventures accounted for using the equity method. The Company disposed of its public securities in 2005 and holds no such securities as of December 31, 2006 and 2005. The company’s investments in privately held companies and joint ventures are classified as other long-term assets.

The fair values of long-term investments are dependent on the financial performance and solvency of the entities in which the Company invests, as well as volatility inherent in the external markets. In assessing potential impairment for these investments, the Company considers these factors and in one case also receives annual appraisals. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. As a result of fair value analyses, the Company recorded pretax charges of $750 for the year ended December 31, 2006 and $0 for the years ended December 31, 2005 and 2004.

Advances and Contributions in Aid of Construction

The Regulated Businesses may receive advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are refundable for limited periods of time as new customers begin to receive service or other contractual obligations are fulfilled. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Non-cash utility property has been received, primarily from developers, as advances or contributions of $72,892, $85,818 and $101,704 for the years ended December 31, 2006, 2005 and 2004, respectively.

Utility plant funded by advances and contributions is excluded from rate base. Generally, the Company depreciates contributed property and amortizes contributions in aid of construction at the composite rate of the related property. Certain of the Company’s subsidiaries do not depreciate contributed property, based on regulatory guidelines. Amortization of contributions in aid of construction was $16,697, $14,960 and $12,686 for the years ended December 31, 2006, 2005 and 2004, respectively.

Recognition of Revenues

Revenues of the Regulated Businesses are recognized as water and wastewater services are provided and include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period. Revenue from our Non-Regulated Businesses is recognized as services are provided.

Revenues from certain construction projects are recognized over the contract term based on the estimated percentage of completion during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenues recognized during the period in excess of billings on construction contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on construction contracts are recorded as other current liabilities on the balance sheet until the recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined.

Construction Contract

In accordance with the American Institute of Certified Public Accountants’ Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts,” the Consolidated

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Statements of Operations include revenues and operation and maintenance expenses related to an agreement for the design, construction and operation of a water treatment plant. Under this agreement, revenues were $49,513, $112,903 and $62,625 and operation and maintenance expenses were $48,795, $111,813 and $62,021 as of December 31, 2006, 2005 and 2004, respectively.

The construction is scheduled to be completed in 2007, and the Company will operate and maintain the water treatment plant for an initial contract period of twenty years beginning in 2007.

Taxes

The parent company and its subsidiaries participate in a consolidated federal income tax return for United States tax purposes. Members of the consolidated group are charged with the amount of federal income tax expense determined as if they filed separate returns.

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes have been provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements. These deferred income taxes are based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. The Regulated Businesses also recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

Investment tax credits have been deferred by the Regulated Businesses and are being amortized to income over the average estimated service lives of the related assets.

The Company accounts for sales tax collected from customers and remitted to taxing authorities on a net basis.

Allowance for Funds Used During Construction (“AFUDC”)

AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds devoted to plant under construction. The Regulated Businesses record AFUDC to the extent permitted by the Regulators.

Environmental Costs

Environmental expenditures that relate to current operations or provide a future benefit are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. Remediation costs accrued amounted to $6,600 and $5,557 at December 31, 2006 and 2005, respectively. (See Note 6)

New Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard will

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

be effective for the Company on January 1, 2008. The Company is currently evaluating the effect, if any, that the adoption of SFAS 159 will have on its results of operations, financial position and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). This statement requires the recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and transition obligations and assets that have not been recognized in net periodic benefit cost under previous accounting standards will be recognized as a regulatory asset for the portion of the underfunded liability that meets the recovery criteria prescribed in SFAS 71 and as accumulated other comprehensive income, net of tax effects, for that portion of the underfunded liability that does not meet SFAS 71 regulatory accounting criteria. The Company adopted the recognition and disclosure requirements of the statement as of the end of fiscal year 2006. (See Notes 6 and 7)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. SFAS 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the provisions of this statement and has not yet determined the effect of adoption on its results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the fiscal year ended December 31, 2006.

In June, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the Company determines that it is more likely than not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted as required on January 1, 2007 and it did not have a significant effect on its results of operations or financial position.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 3: Utility Plant

The components of utility plant by category at December 31 are as follows:

	Range of Remaining Useful Lives	2006	2005
Water plant
Land and other non-depreciable assets		$138,693	$134,816
Sources of supply	5 to 100 Years	458,396	422,318
Treatment and pumping facilities	2 to 90 Years	2,170,752	2,072,205
Transmission and distribution facilities	8 to 100 Years	5,064,202	4,714,806
Services, meters and fire hydrants	5 to 100 Years	1,855,881	1,709,413
General structures and equipment	3 to 70 Years	759,475	740,037
Wastewater plant	4 to 75 Years	453,571	436,570
Construction work in progress		277,044	250,710

		11,178,014	10,480,875
Less accumulated depreciation		2,572,673	2,379,106

		$8,605,341	$8,101,769

Utility plant depreciation expense amounted to $231,231 in 2006, $241,633 in 2005 and $204,325 in 2004. Included in the 2005 amount is $21,644 resulting from an information technology project that was abandoned.

Note 4: Allowance for Uncollectible Accounts

The following table summarizes the changes in the Company’s allowances for uncollectible accounts:

	2006	2005	2004
Balance at January 1,	$(15,051)	$(9,748)	$(7,666)
Amounts charged to expense	(26,706)	(27,485)	(18,981)
Amounts written off	21,538	24,677	19,560
Recoveries of amounts written off	(2,842)	(2,495)	(2,661)

Balance at December 31,	$(23,061)	$(15,051)	$(9,748)

Note 5: Non-Regulated Trade and Other Receivables, Net

Components of the Company’s non-regulated trade and other receivables, net included in the Consolidated Balance Sheet are as follows:

	2006	2005
Non-Regulated trade accounts receivable	$23,365	$32,901
Allowance for doubtful accounts—non-regulated trade accounts receivable	(8,663)	(8,698)
Non-Regulated unbilled revenue	12,624	45,051
Other	27,137	41,166

	$54,463	$110,420

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 6: Regulatory Assets

The regulatory assets represent costs that are expected to be fully recovered from customers in future rates. Except for income taxes, regulatory assets are excluded from the Company’s rate base and do not earn a return. The components of regulatory assets are as follows:

	2006	2005
Regulatory asset-income taxes recoverable through rates	$230,860	$223,366
Debt and preferred stock expense	66,021	66,070
Deferred pension expense	106,622	68,554
Deferred other postretirement benefit expense	23,721	8,182
Deferred security costs	21,089	25,239
Deferred business services project expenses	21,368	23,960
Deferred tank painting costs	16,537	12,943
Deferred rate case	6,675	8,790
Purchase premium recoverable through rates	61,079	61,314
Environmental remediation recoverable through rates	6,600	5,557
Other	26,585	25,779

	$587,157	$529,754

The Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the difference between book and tax depreciation on property placed in service before the adoption by the regulatory authorities of full normalization for rate making purposes. Full normalization requires no flow through of tax benefits to customers. The regulatory asset for income taxes recoverable through rates is net of the reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the state and federal income tax rates under prior law and the current statutory rates, reverse over the average remaining service lives of the related assets.

Debt expense is amortized over the lives of the respective issues. Call premiums on the redemption of long-term debt, as well as unamortized debt expense, are deferred and amortized to the extent they will be recovered through future service rates. Expenses of preferred stock issues without sinking fund provisions are amortized over 30 years from date of issue; expenses of issues with sinking fund provisions are charged to operations as shares are retired.

Pension expense in excess of the amount contributed to the pension plans is deferred by certain subsidiaries. These costs will be recovered in future service rates as contributions are made to the pension plan. As a result of the adoption of FAS 158 in 2006, the Company recorded an additional regulatory asset of $44,813, which is the portion of the underfunded status that is probable of recovery through rates in future periods.

Postretirement benefit expense in excess of the amount recovered in rates through 1997 has been deferred by certain subsidiaries. These costs are recognized in the rates charged for water service and will be fully recovered over a 20-year period ending in 2012 as authorized by the regulatory authorities. As a result of the adoption of FAS 158 in 2006, the Company recorded an additional regulatory asset of $16,687, which is the portion of the underfunded status that is probable of recovery through rates in future periods.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The cost of additional security measures that were implemented to protect facilities after the terrorist attacks on September 11, 2001 has been deferred by certain subsidiaries. These costs are recognized in the rates charged for water service by certain subsidiaries.

Business services project expenses consist of reengineering and start-up activities for consolidated customer and shared administrative service centers that began operations in 2001. These costs are recognized in the rates charged for water service by certain subsidiaries.

Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 5 to 15 years, as authorized by the regulatory authorities in their determination of rates charged for service.

Purchase premium recoverable through rates is the recovery of the acquisition premium related to an asset acquisition by the Company’s California subsidiary during 2002. As authorized for recovery by the California regulator, these costs are being amortized to operations based on an agreed schedule of mortgage style amortization. The recovery period is from May 2004 through December 2041.

Environmental remediation recoverable through rates is the recovery of costs incurred by the Company’s California subsidiary under a settlement agreement entered into with the National Oceanic and Atmospheric Administration to improve habitat conditions in the Carmel River Watershed.

Note 7: Employee Benefits

Pension and Other Postretirement Benefits

The Company maintains noncontributory defined benefit pension plans covering eligible non-union employees of its Regulated Businesses and shared services operations. Benefits under the plans are based on the employee’s years of service and compensation. The pension plans have been closed for any employees hired on or after January 1, 2006. Union employees hired on or after January 1, 2001 had their accrued benefit frozen and will be able to receive this benefit as a lump sum upon termination or retirement. Union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006 are provided with a 5.25% of base pay defined contribution plan.

The Company’s funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in a number of investments including equity and bond mutual funds, fixed income securities and guaranteed interest contracts with Principal and Hancock insurance companies.

Pension expense in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for utility services as contributions are made to the plans. (See Note 6)

The Company also has several unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain employees.

The Company maintains postretirement benefit plans providing varying levels of medical and life insurance to eligible retirees. The retiree welfare plans are closed for union employees hired on or after January 1, 2006. The plans had previously closed for non-union employees hired on or after January 1, 2002.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The Company’s policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.

The obligations of the plans are dominated by obligations for active employees. Because the timing of expected benefit payments is so far in the future and the size of the plan assets are small relative to the Company’s assets, the investment strategy is to allocate a large portion of assets to equities, which the Company believes will provide the highest return over the long-term period. The fixed income assets are invested in long duration debt securities in order to better match the duration of the plan liability.

The liabilities of the pension and other postretirement benefit plans were adjusted to their fair value at the time of the Acquisitions. The Company periodically conducts an asset liability modeling study to ensure the investment strategy is aligned with the profile of the obligations. The long-term goals are to maximize the plan funded status and minimize contributions and pension expense, while taking into account the potential volatility risks on each of these items.

The asset allocation for the Company’s United States pension plans at the end of 2006 and 2005 by asset category, follows:

	Target Allocation 2006	Percentage of Plan Assets At Year End
Asset category		2006	2005
Equity securities	60%	60%	59%
Fixed income	40%	40%	41%

Total	100%	100%	100%

The Company’s other postretirement benefit plans are partially funded. The asset allocation for the Company’s other postretirement benefit plans at the end of 2006 and 2005, by asset category, follows:

	Allocation 2006	At Year End
Asset category		2006	2005
Equity securities	60%	60%	64%
Fixed income	40%	40%	36%

Total	100%	100%	100%

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table provides a rollforward of the changes in the benefit obligation and plan assets for the most recent two years for all plans combined:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at January 1	$869,922	$779,250	$427,853	$420,210
Service cost	24,308	26,987	11,613	13,660
Interest cost	49,622	47,594	24,348	25,156
Plan participants’ contributions	—	—	1,038	1,597
Amendments	507	(489)	(144)	(18,571)
Actuarial (gain) loss	(18,042)	46,799	(18,882)	3,918
Curtailments	(1,692)	(2,377)	(238)	—
Settlements	(619)	—	—	—
Special termination benefits	373	890	—	—
Gross benefits paid	(28,577)	(28,732)	(20,694)	(18,117)
Federal subsidy	—	—	1,400	—
Other	(2,945)	—	—	—

Benefit obligation at December 31	$892,857	$869,922	$426,294	$427,853

Change in Plan Assets
Fair value of plan assets at January 1	$499,416	$480,153	$243,249	$216,452
Actual return on plan assets	55,562	23,509	29,284	13,688
Employer contributions	53,654	24,486	27,837	28,760
Plan participants’ contributions	—	—	1,038	1,597
Benefits paid	(30,352)	(28,732)	(20,018)	(17,248)

Fair value of plan assets at December 31	$578,280	$499,416	$281,390	$243,249

Funded status at December 31	$(314,577)	$(370,506)	$(144,904)	$(184,604)
Unrecognized net transition obligation (asset)	—	—	—	1,577
Unrecognized prior service cost (credit)	—	2,260	—	(16,843)
Unrecognized net actuarial (gain) loss	—	112,544	—	58,742

Net amount recognized	$(314,577)	$(255,702)	$(144,904)	$(141,128)

Amounts recognized in the balance sheet consist of:
Current liability	$(1,609)	—	$(32)	—
Noncurrent liability	(312,968)	—	(144,872)	—
Accrued benefit liability	—	(255,702)	—	(141,128)
Additional minimum liability	—	(2,856)	—	—
Intangible asset	—	1,230	—	—
Accumulated other comprehensive income	—	1,626	—	—

Net amount recognized	$(314,577)	$(255,702)	$(144,904)	$(141,128)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table provides the components of the Company’s accumulated other comprehensive income and regulatory assets that have not been recognized as components of periodic benefit costs as of December 31, 2006.

	Pension Benefits 2006	Other Benefits 2006
Net actuarial loss (gain)	$79,956	$31,309
Prior service cost (credit)	1,181	(15,663)
Transition obligation (asset)	—	1,041

Net amount recognized	$81,137	$16,687

In accordance with SFAS 158, which became effective in the fourth quarter of 2006, the Company is required to recognize the underfunded status of its defined benefit pension and other postretirement plans as a liability on its balance sheets as of December 31, 2006. The following table illustrates the incremental effect of applying SFAS 158, in connection with SFAS 71, on the individual line items in the balance sheet at December 31, 2006.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Regulatory assets—deferred pension expense	$61,809	$44,813	$106,622
Regulatory assets—deferred other postretirement benefit expense	7,034	16,687	23,721
Accrued pension expense	(233,440)	(81,137)	(314,577)
Accrued postretirement benefit expense	(128,217)	(16,687)	(144,904)
Additional minimum liability	(391)	391	—
Other long-term liabilities	(80,836)	(29,518)	(110,354)
Deferred income taxes	(626,935)	43,532	(583,403)
Accumulated other comprehensive income (loss)	(3,153)	21,919	18,766

At December 31, 2006 and 2005, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected obligation in excess of plan assets were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plans’ Assets
	2006	2005
Projected benefit obligation	$893,000	$870,000
Fair value of plan assets	578,000	499,000

	Accumulated Benefit Obligation Exceeds the Fair Value of Plans’ Assets
	2006	2005
Accumulated benefit obligation	$771,000	$741,000
Fair value of plan assets	578,000	499,000

The accumulated postretirement benefit obligation exceeds plan assets for all of the Company’s other postretirement benefit plans.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

In August 2006, the Pension Protection Act (PPA) was signed into law in the U.S. The PPA replaces the funding requirements for defined benefit pension plans by requiring that defined benefit plans contribute to a 100% of the current liability funding target over seven years. Defined benefit plans with a funding status of less than 80% of the current liability are defined as being “at risk” and additional funding requirements and benefit restrictions may apply. The PPA is effective for the 2008 plan year with short-term phase-in provisions for both the funding target and at-risk determination. The Company’s qualified defined benefit plan is currently funded above the at-risk threshold, and therefore the Company expects that the plans will not be subject to the “at risk” funding requirements of the PPA. The Company is proactively monitoring the plan’s funded status and projected contributions under the new law to appropriately manage the potential impact on cash requirements.

Minimum funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. The Company plans to contribute at least amounts equal to the minimum required contributions in 2007 to the qualified pension plans. The Company plans to contribute its 2007 other postretirement benefit cost to its Voluntary Employee’s Benefit Association trust.

Information about the expected cash flows for the pension and postretirement benefit plans is as follows:

	Pension Benefits	Other Benefits
2007 expected employer contributions
To plan trusts	$49,600	$25,000
To plan participants	1,500	32

The Company made contributions to fund pension benefits and other benefits of $19,200 and $12,507, respectively through May 2007.

The following table reflects the net benefits expected to be paid from the plan assets or the Company’s assets:

	Pension Benefits	Other Benefits
	Expected Benefit Payments	Expected Benefit Payments	Expected Federal Subsidy Payments
2007	$31,015	$22,080	$1,546
2008	32,789	23,358	1,587
2009	35,002	25,791	1,714
2010	37,718	28,201	1,842
2011	40,718	30,744	1,950
2012 – 2016	256,850	187,063	12,006

Because the above amounts are net benefits, plan participants’ contributions have been excluded from the expected benefits.

Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the Company’s employees, mortality, turnover and medical costs. Each assumption is reviewed annually. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other postretirement benefit expense that the Company recognizes.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The significant assumptions related to the Company’s pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine December 31 benefit obligations
Discount rate	5.90%	5.65%	6.00%	5.90%	5.65%	6.00%
Rate of compensation increase	4.25%	4.25%	4.75%	N/A	N/A	N/A
Medical trend	N/A	N/A	N/A	graded from 9% in 2007 to 5% in 2011+	graded from 10% in 2006 to 5% in 2011+	graded from 10% in 2005 to 5% in 2010+
Weighted-average assumptions used to determine net periodic cost
Discount rate	5.65%	6.00%	6.25%	5.65%	6.00%	6.25%
Expected return on plan assets	8.25%	8.75%	8.75%	7.95%	8.40%	8.40%
Rate of compensation increase	4.25%	4.75%	4.75%	N/A	N/A	N/A
Medical trend	N/A	N/A	N/A	graded from 10% in 2006 to 5% in 2011+	graded from 10% in 2005 to 5% in 2010+	graded from 10% in 2004 to 5% in 2009+
N/A—Assumption is not applicable.

The discount rate assumption was determined for the pension and postretirement benefit plans independently. A yield curve was developed for a universe containing the majority of United States-issued Aa-graded corporate bonds, all of which were non-callable (or callable with make-whole provisions). For each plan, the discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans’ investment portfolios and the fair value of plan assets. Assumed projected rates of return for each of the plans’ projected asset classes were selected after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio was developed, adjusted for historical and expected experience of active portfolio management results compared to the benchmark returns and for the effect of expenses paid from plan assets. The Company’s pension expense increases as the expected return on assets decreases.

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. The health care cost trend rate is based on historical rates and expected market conditions. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$6,124	$(4,985)
Effect on other postretirement benefit obligation	$56,263	$(46,710)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table provides the components of net periodic benefit costs for the years ended December 31:

	2006	2005	2004
Components of net periodic pension benefit cost
Service cost	$24,308	$26,987	$26,413
Interest cost	49,622	47,594	45,558
Expected return on plan assets	(42,304)	(41,136)	(38,898)
Amortization of:
Transition obligation/(asset)	—	—	(27)
Prior service cost (credit)	494	710	737
Actuarial (gain) loss	1,482	384	436

Periodic pension benefit cost	33,602	34,539	34,219
Special termination pension benefit charge	373	890	2,171
Curtailment charge	971	135	—
Settlement charge (credit)	65	240	9

Net periodic pension benefit cost	$35,011	$35,804	$36,399

Components of net periodic other postretirement benefit cost
Service cost	$11,613	$13,660	$12,672
Interest cost	24,348	25,156	23,384
Expected return on plan assets	(19,689)	(18,657)	(16,320)
Amortization of:
Transition obligation (asset)	173	282	363
Prior service cost (credit)	(1,145)	81	74
Actuarial (gain) loss	2,011	634	412

Periodic other postretirement benefit cost	17,311	21,156	20,585
Curtailment charge	(18)	655	—

Net periodic other postretirement benefit cost	$17,293	$21,811	$20,585

The Company’s policy is to recognize curtailments when aggregate terminations and retirements are greater than 10% of plan participants. The Company reflected curtailments in 2006 and 2005 due to a significant number of aggregate terminations and retirements at one of its subsidiaries and their impact on the subsidiary’s benefit plans.

The estimated amounts that will be amortized from accumulated other comprehensive income and regulatory assets into net periodic benefit cost in 2007 are as follows:

	Pension Benefits	Other Benefits
Actuarial (gain) loss	$187	$—
Prior service cost (credit)	127	(1,180)
Transition obligation (asset)	—	173

Total	$314	$(1,007)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Savings Plans for Employees

The Company maintains 401(k) savings plans that allow employees to save for retirement on a tax-deferred basis. Employees can make contributions that are invested at their direction in one or more funds. The Company makes matching contributions based on a percentage of an employee’s contribution, subject to certain limitations. Due to the Company’s discontinuing new entrants into the defined benefit pension plan, on January 1, 2006 the Company began providing an additional 5.25% of base pay defined contribution benefit for union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006. The Company expensed contributions to the plans totaling $6,898 for 2006, $5,511 for 2005 and $5,364 for 2004. All of the Company’s contributions are invested in one or more funds at the direction of the employee.

Employees’ Investment Plan

Upon completion of the American Water Works Company, Inc. acquisition, the Company created the Employees’ Investment Plan and converted the former American Water Works Company, Inc. Employees’ Stock Ownership Plan into this plan. Each participating employee can elect to contribute an amount that does not exceed 2% of their wages. In addition to the employee’s participation, the Company makes a contribution equivalent to 1/2% of each participant’s qualified compensation, and matches 100% of the contribution by each participant. The Company made contributions to the plan totaling $1,010 for 2005 and $2,201 for 2004 that were primarily invested in a retirement trust fund. This plan was discontinued as of May 22, 2005.

Long-Term Incentive Plan

The Company participates in a RWE long-term incentive plan for executives (“RWE LTIP”). Under the RWE LTIP, Company employees were granted 120,004 performance shares of RWE common stock which vest over three years beginning January 1, 2005. Subject to the vesting provisions, the performance shares are payable in cash. As a result, the performance shares have been accounted for as a liability. The liability will be remeasured at fair value at each reporting period until settlement. The Company recorded a liability of $4,271 and $1,667 related to the performance shares at December 31, 2006 and 2005, which has been included in other current liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2006 and 2005, the Company recognized approximately $2,604 and $1,667, respectively, of share-based compensation expense related to the performance shares, in operations and maintenance expense.

The fair value of the performance shares was estimated using Monte Carlo simulations. The fair value of the performance shares granted on January 1, 2005 was $25.09 per share of RWE common stock at the grant date and $65.42 and $41.67 per share of RWE common stock at December 31, 2006 and 2005.

The following table summarizes performance share transactions under the RWE LTIP plan:

2005 tranche
Outstanding at the start of the fiscal year	120,004
Granted	—
Forfeited	(15,188)

Outstanding at the end of the fiscal year	104,816

Exercisable at the end of the fiscal year	—

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 8: General Taxes

Components of general tax expense from continuing operations for the years presented in the Consolidated Statements of Operations are as follows:

	2006	2005	2004
Gross receipts and franchise	$71,629	$69,237	$63,106
Property and capital stock	75,132	77,535	75,219
Payroll	27,853	26,897	23,683
Other general	10,451	9,655	8,157

	$185,065	$183,324	$170,165

Note 9: Income Taxes

Components of income tax expense from continuing operations for the years presented in the Consolidated Statements of Operations are as follows:

	2006	2005	2004
State income taxes
Current	$13,808	$8,456	$18,706
Deferred
Current	(977)	590	(149)
Non-current	4,950	3,731	2,194

	17,781	12,777	20,751

Federal income taxes
Current	—	17,274	(33,399)
Deferred
Current	(15,213)	(7,431)	(7,463)
Non-current	45,704	29,971	88,044
Amortization of deferred investment tax credits	(1,360)	(1,612)	(1,605)

	29,131	38,202	45,577

	$46,912	$50,979	$66,328

A reconciliation of income tax expense from continuing operations at the statutory federal income tax rate to actual income tax expense is as follows:

	2006	2005	2004
Income tax at statutory rate	$(38,128)	$(78,453)	$43,900
Increases (decreases) resulting from
State taxes, net of federal taxes	12,114	8,275	14,022
Flow through differences	2,363	2,655	1,541
Amortization of deferred investment tax credits	(1,360)	(1,612)	(1,605)
Subsidiary preferred dividends	707	745	845
Impairment charges	74,177	121,375	2,615
Other, net	(2,961)	(2,006)	5,010

Actual income tax expense	$46,912	$50,979	$66,328

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table provides the components of the net deferred tax liability from continuing operations at December 31:

	2006	2005
Deferred tax assets:
Advances and contributions	$491,239	$458,121
Deferred investment tax credits	13,936	14,545
Other postretirement benefits	79,573	54,651
Tax losses and credits	110,094	92,012
Pension benefits	124,616	98,818
Long-term debt	36,536	45,278
Capital loss not utilized	7,686	7,686
Other	33,147	75,976

	896,827	847,087

Valuation allowance	(36,716)	(40,826)

	860,111	806,261

Deferred tax liabilities:
Utility plant, principally due to depreciation differences	1,233,423	1,190,442
Income taxes recoverable through rates	82,434	90,247
Security costs	7,480	9,843
Business services project expenses	5,272	9,344
Deferred other postretirement benefits	9,436	3,191
Deferred pension benefits	42,286	26,736
Other	63,183	14,762

	1,443,514	1,344,565

	$(583,403)	$(538,304)

At December 31, 2006 and 2005, the Company had capital loss carryforwards for federal income tax purposes. The Company has determined that these capital loss carryforwards are not more likely than not to be recovered and has recognized a full valuation allowance as of December 31, 2006 and 2005.

As of December 31, 2006, the Company had federal net operating loss carryforwards of approximately $208,000. The Company believes that its federal net operating loss carryforwards are more likely than not to be recovered and require no valuation allowance. The federal tax loss carryforwards will begin to expire in 2023. State net operating losses of approximately $250,000 are fully offset by a valuation allowance, as the Company believes that it is more likely than not that such losses will not be realized. The state tax loss carryforwards will begin to expire in 2008.

As of December 31, 2006 the Company had Canadian net operating loss carryforwards of approximately $22,000. These carryforwards are generally offset by a valuation allowance. The Canadian tax loss carryforward will begin to expire in 2008.

In December 2006, the Internal Revenue Service completed its examination of the 2003 and 2004 tax years. No material findings or adjustments were proposed and a Form 4549, Examination No Change Report was issued.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

During the course of the audit, the Company filed refund claims of approximately $30,000, primarily to carry back net operating losses generated in 2003 and 2004. These claims procedurally will require approval by the Joint Committee of Taxation. In March 2007, the Internal Revenue Service indicated that additional audit procedures are required to support the filing of the Joint Committee of Taxation report. Based on an expectation that the refund claims will not be received by December 31, 2007, the related asset is included in deferred taxes as a net operating loss.

Other state income tax examinations are pending, the outcome of which is not anticipated to be material.

Note 10: Short-Term Debt

The components of short-term debt at December 31 are as follows:

	2006	2005
RWE revolver	$130,000	$332,063
RWE short-term notes	268,230	42,000
Commercial paper, net of discount	321,339	—
Other short-term debt	176	—

Total short-term debt	$719,745	$374,063

On December 21, 2004 American Water Capital Corp. (“AWCC”) participated with RWE in a $550,000 364-day unsecured revolving credit facility. The facility was renewed on October 28, 2006 and was terminated on December 28, 2006. On September 15, 2006, AWCC entered into a new $800,000 unsecured revolving credit facility syndicated among a group of ten banks. This revolving credit facility, which terminates on September 15, 2011, is principally used to support the commercial paper program at AWCC and to provide up to $150,000 in letters of credit.

At December 31, 2006, AWCC believed that it had the following sublimits and available capacity under the credit facility and indicated amounts of outstanding commercial paper.

Letter of Credit Sublimit	Letter of Credit Available Capacity	Outstanding Commercial Paper
$ 150,000	$85,986	$322,734

Interest rates on advances under the credit facility are based on either prime or the London Interbank Offered Rate (“LIBOR”) plus an applicable margin based upon credit ratings of the Company, as well as total outstanding amounts under the agreement at the time of the borrowing. The maximum LIBOR margin is 55 basis points.

The credit facility requires the Company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.70 to 1.00.

At December 31, 2006, the Company had $68,628 of outstanding letters of credit, $64,014 of which were issued under the revolving credit facility noted above.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

On January 26, 2007, AWCC entered into a $10,000 committed revolving line of credit with a financial institution. This line of credit will terminate on December 31, 2007 unless extended and is used primarily for short-term working capital needs. Interest rates on advances under this line of credit are based on either the prime rate of the financial institution or the applicable LIBOR rate for the term selected plus 25 basis points.

Note 11: Long-Term Debt

The company primarily incurs long-term debt to fund construction expenditures of the Regulated Businesses. The components of long-term at December 31 are:

	Rate	Maturity Date	2006	2005
Long-term debt of American Water Works Company, Inc.
RWE notes (a)	4.92%	2006	$—	$150,000
Mandatory redeemable preferred stock (b)	5.90%	2013	1,750,000	1,750,000
Long-term debt of American Water Capital Corp.
Private activity bonds and government funded debt
Floating rate	3.63%-3.68%	2018-2032	86,860	86,860
Senior notes
Fixed rate	5.39%-6.87%	2011-2021	623,000	140,000
RWE notes (a)
Fixed rate	4.00%-6.05%	2006-2034	465,300	1,551,820
Floating rate	5.37%-5.73%	2006-2015	—	482,300
Long-term debt of other subsidiaries
Private activity bonds and government funded debt
Fixed rate	0.00%-6.88%	2009-2038	949,240	951,330
Floating rate	3.60%-4.02%	2015-2032	178,145	178,145
Mortgage bonds
Fixed rate	5.60%-10.06%	2006-2034	832,876	853,947
Senior debt
Fixed rate	7.12%-8.75%	2007-2028	146,000	134,633
Mandatory redeemable preferred stock	4.60%-9.75%	2007-2040	25,032	25,569
Notes payable and other (c)	2.90%-9.87%	2008-2021	5,703	7,524

Long-term debt			5,062,156	6,312,128
Unamortized debt discount, net			96,106	118,578

Total long-term debt			$5,158,262	$6,430,706

(a)	Debt funded by RWE. (See Note 15)
(b)	Thames Water Investments Luxembourg (“TWILUX”), an affiliate and wholly owned subsidiary of RWE, is the holder of $1,750,000 of the Company’s 5.9% preferred stock, par value $1,000, which was issued in connection with RWE’s acquisition of American Water Works Company, Inc. 1,750 shares were authorized and outstanding at December 31, 2006 and 2005. (See Note 15)
(c)	Includes capital lease obligations of $2,191 and $2,494 at December 31, 2006 and 2005, respectively. Lease payments of $209, $152, $171, $193, $215 and $1,251 will be made in 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The future sinking fund payments and maturities are as follows:

Year	Amount
2007	$287,383
2008	195,923
2009	55,372
2010	53,863
2011	35,109
Thereafter	4,434,506

The following long-term debt was issued in 2006:

Company	Type	Interest Rate	Maturity	Amount
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2018	$483,000
Missouri-American Water Company	Tax exempt first mortgage bonds	4.60%	2036	57,480
Indiana-American Water Company	Tax exempt first mortgage Bonds	4.88%	2036	25,770
Other Subsidiaries	State financing authority loans & other	0%-5.00%	2019-2026	16,248

Total issuances				$582,498

The following debt was retired through optional redemption or payment at maturity during 2006:

Company	Type	Interest Rate	Maturity	Amount
Long-term debt
American Water Works Company, Inc.	RWE notes	4.92%	2006	$150,000
American Water Capital Corp.	RWE notes-fixed rate	4.00%-6.05%	2006-2034	1,086,500
American Water Capital Corp.	RWE notes-floating rate	4.02%-4.66%	2006-2015	482,300
Missouri-American Water Company	Mortgage bonds-fixed rate	5.50%-5.85%	2006-2026	57,565
Indiana-American Water Company	Mortgage bonds-fixed rate	5.35%-5.90%	2022-2026	27,004
West Virginia-American Water Company	Mortgage bonds-fixed rate	6.81%	2006	11,000
Other Subsidiaries		0.00%-9.87%	2006-2034	17,564
Preferred stock with mandatory redemption requirements
Miscellaneous		4.60%-8.80%	2007-2019	538

Total Retirements & redemptions				$1,832,471

Income from early extinguishment of debt included in interest expense on the Company’s consolidated Statements of Operations amounted to $3,739 in 2006 and $11,445 in 2004.

In December 2006, RWE made a $1,194,454 equity contribution to the Company. The Company used this contribution to offset loans payable to RWE.

AWCC issued in private placements additional Senior Notes in the principal amounts of $314,000, $103,000 and $200,000 in January, February and March 2007, respectively. Interest rates ranged from 5.39% to 5.77% and maturities ranged from 7 years to 15 years. In March 2007, RWE made a $650,000 equity contribution to the Company. The Company used the contribution and proceeds from the Senior Notes to offset loans payable to RWE, to pay off commercial paper and for other corporate purposes amounting to $513,000, $361,500 and $392,500, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 12: Preferred Stock Without Mandatory Redemption Requirements

Certain preferred stock agreements do not require annual sinking fund payments or redemption except at the option of the subsidiaries and are as follows:

Dividend Yield	Balance at Dec 31
	2006	2005
4.50%	$1,720	$1,720
5.00%	1,968	1,970
5.50%	488	489
5.75%	392	392

	$4,568	$4,571

Note 13: Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Current assets and current liabilities: The carrying amount reported in the Consolidated Balance Sheets for current assets and current liabilities, including revolving credit debt due to the short-term maturities and variable interest rates, approximates their fair values.

Preferred stock with mandatory redemption requirements and long-term debt: The fair values of preferred stock with mandatory redemption requirements and long-term debt are estimated using discounted cash flow analyses based on current incremental financing rates for similar types of securities.

The carrying amounts and fair values of the financial instruments at December 31 are as follows:

2006	Carrying Amount	Fair Value
Preferred stocks with mandatory redemption requirements	$1,774,863	$1,786,027
Long-term debt (excluding capital lease obligations)	3,381,208	3,390,536

2005	Carrying Amount	Fair Value
Preferred stocks with mandatory redemption requirements	$1,775,224	$1,778,275
Long-term debt (excluding capital lease obligations)	4,652,988	4,563,336

Note 14: Operating Leases

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $36,136 for 2006, $34,662 for 2005 and $31,577 for 2004. The operating leases for facilities will expire over the next 20 years and the operating leases for equipment will expire over the next five years. Certain operating leases have renewal options ranging from one to five years.

At December 31, 2006, the minimum annual future rental commitment under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are $26,704 in 2007, $24,221 in 2008, $22,090 in 2009, $18,817 in 2010, $10,023 in 2011 and $112,138 thereafter.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 15: Related Party Transactions

Thames Water Plc, an affiliate and wholly owned subsidiary of RWE, provided certain management services to the Company which amounted to $1,386 in 2006, $9,147 in 2005 and $11,480 in 2004.

Thames Water International Services Limited, an affiliate and wholly owned subsidiary of RWE, provided services of expatriate employees to the Company which amounted to $1,763 in 2006, $4,970 in 2005 and $3,604 in 2004.

Interest on the Company’s borrowings with RWE included in interest expense on the Company’s Consolidated Statements of Operations amounted to $131,005, $93,907 and $87,669 in 2006, 2005 and 2004, respectively.

TWILUX, an affiliate and wholly owned subsidiary of RWE, is the holder of $1,750,000 of the Company’s preferred stock. Preferred dividends included in interest expense amounted to $103,270, $103,250 and $103,106 in 2006, 2005 and 2004, respectively.

The Company maintains agreements with both public and private water providers for the purchase of water to supplement water supply, particularly during periods of peak demand. The President and CEO of the Company is a Commissioner of one of these water providers. The Company purchased approximately $16,374, $16,693 and $14,525 of water from this provider in the years ended December 31, 2006, 2005 and 2004, respectively. The estimated commitments related to minimum quantities of purchased water under these agreements are $14,450 for 2007. The purchase rates are not set thereafter.

Note 16: Guarantees

A subsidiary holds a 50% interest in AW-Pridesa, a Delaware limited liability company. Pridesa America Corporation, a former subsidiary of RWE also holds a 50% interest. AW-Pridesa has contracted with Tampa Bay Water (“Tampa Bay”), an interlocal governmental agency of the State of Florida, to remedy and operate the Tampa Bay Seawater Desalination Plant. The Company entered into a guarantee with Tampa Bay in November 2004 for the full and prompt performance of certain contractual obligations limited to a total aggregate liability of $35,000. Contractual obligations call for certain construction activities and management services to be completed satisfactorily. AW-Pridesa took over operation of the plant in January 2005.

OMI/Thames Water Stockton, Inc. (“OMI/TW”) is a 50/50 joint venture between a subsidiary of the Company and Operations Management International, Inc. (“OMI”). In February 2003, OMI/TW and the City of Stockton, California entered into a 20-year Service Contract for water, wastewater and storm water utilities capital improvements and management services. Capital improvements totaling $58,000 were included in the contract and an affiliate of the Company has currently provided a guarantee. The Company is expected to assume the required parental guarantee of OMI/TW’s obligations, including full performance and payment.

Note 17: Commitments and Contingencies

Commitments have been made in connection with certain construction programs.

In connection with obtaining the regulatory approvals necessary to complete RWE’s acquisition of American Water Works Company, Inc. in 2003, certain state regulatory bodies have issued orders which prohibit certain of the Company’s regulated subsidiaries from requesting rate increases for periods of time not exceeding three years. As of December 31, 2006, these orders have expired.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The Company is routinely involved in condemnation proceedings and legal actions relating to several subsidiaries. In the opinion of management, none of these matters is expected to have a material adverse effect, if any, on the results of operations, financial position, or cash flows of the Company.

The Company’s regulated subsidiaries maintain agreements with other water purveyors for the purchase of water to supplement their water supply. The Company’s subsidiaries purchased water expense under these types of agreements amounted to approximately $85,345, $92,395 and $82,948 during the years ended December 31, 2006, 2005 and 2004, respectively. The estimated annual commitment related to the minimum quantities of water purchased is expected to approximate $38,645 in 2007, $38,604 in 2008, $39,375 in 2009, $40,182 in 2010, $41,003 in 2011 and $591,824 thereafter.

Notice of termination of the $1,750,000 of preferred stock with TWILUX, long-term debt of approximately $733,530 with RWE, and short-term debt of approximately $130,000 with RWE in part or in full on demand at the option of RWE is possible and mandatory if there is a change in stockholder structure of the Company.

In November 2006, a California County Superior Court held that the City of Stockton, California had not complied with the requirements of the California Environmental Quality Act when it entered its agreement with OMI/TW. The California court subsequently entered a writ requiring the city to rescind the contract within 180 days. The Company continues to strongly affirm the integrity and propriety of selection process. However, after careful analysis and review, OMI/TW and the City jointly concluded that engaging in any further legal defense of the contract would be counterproductive to serving the needs of Stockton citizens and mutually agreed to end the contract to manage and operate the City’s wastewater, water and stormwater system. OMI/TW will continue to manage and operate the system through February 2008, at which time the responsibility for management and operation of the system will be returned to the City. The amount of the loss, if any, OMI/TW may sustain if it is unable to recover its investment in the project is not presently determinable. The Company’s portion of revenue since inception of the contract in August of 2003 is approximately $60,000.

The Company is involved in other legal proceedings and disputes incident to the normal conduct of business. As of December 31, 2006, the Company recorded $3,950 in other current liabilities for estimated losses related to these proceedings. There is a reasonable possibility these matters may result in additional losses to the Company.

Note 18: Goodwill and Intangible Assets

As of December 31, 2006 and 2005, the Company reviewed goodwill associated with its reporting units for impairment. The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of a reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill with the carrying amount of goodwill. The Company believes that the estimates of fair value are reasonable. However, changes in estimates of such fair value due to changes in assumptions or market conditions could affect the calculation and result in additional impairment. The valuation was performed using discounted cash flows and comparable public company analyses. As of December 2006, 2005 and 2004, the Company recorded impairment charges for goodwill, including discontinued operations, related to certain reporting units in the amount of $227,802, $396,348 and $192,936, respectively. The 2006 impairment charge was attributable to higher interest rates in the Regulated Businesses and a change in the potential net realizable

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

value of a non-regulated business. The 2005 impairment charge was primarily attributable to a change in the Company’s strategic business plan for the non-regulated business and lower margins than previously forecasted in the regulated business. The 2004 impairment charge was for the non-regulated business and was primarily attributable to lower than expected growth and slower development compared with original expectations. The changes in the Company’s goodwill assets, as allocated between the reporting units is as follows:

Reporting Unit	Balance as of Dec. 31, 2003	Goodwill reclassified to assets of discon- tinued operations	2004 Impairment Losses	Balance as of Dec. 31, 2004	Goodwill reclassified to assets of discon- tinued operations	2005 Impairment Losses	Balance as of Dec. 31, 2005	Goodwill from 2006 Acquisitions	2006 Impairment Losses	Balance as of Dec. 31, 2006
Regulated	$3,387,071	$—	$—	$3,387,071	$—	$(341,946)	$3,045,125	$2,608	$(214,922)	$2,832,811
Operations & maintenance	40,075	—	(40,075)	—	—	—	—	—	—	—
Residuals	89,841	—	(55,163)	34,678	(21,016)	(7,951)	5,711	—	(5,711)	—
Underground	67,777	—	(51,636)	16,141	(16,141)	—	—	—	—	—
Carbon	4,233	—	(1,095)	3,138	—	(1,386)	1,752	—	—	1,752
Engineering	62,235	(16,216)	(44,967)	1,052	—	—	1,052	—	(1,052)	—
Homeowner services	121,800	—	—	121,800	—	—	121,800	—	—	121,800
Military	28,190	—	—	28,190	—	(22,060)	6,130	—	—	6,130

Total	$3,801,222	$(16,216)	$(192,936)	$3,592,070	$(37,157)	$(373,343)	$3,181,570	$2,608	$(221,685)	$2,962,493

The Company had no other intangible assets as of December 31, 2006 and 2005. Prior to December 31, 2005, other intangible assets consisted of customer contracts which were initially valued and recorded as part of the Acquisitions. The aforementioned operating conditions which caused the goodwill impairment charge also triggered the intangible asset impairment. The amount of impairment recorded by the Company in 2005 and 2004 was determined using the two-step impairment review process required by Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In the first step, the projected undiscounted net cash flows associated with the Company’s customer contracts over its remaining life were compared to their carrying amounts. The Company determined the carrying amount of its customer contracts exceeded its projected undiscounted cash flows. In the second step, the Company estimated the fair value of the Company’s customer contracts using a variation of the income method of valuation for the Operations & Maintenance reporting unit, and estimated discounted cash flows for the Residuals reporting unit. Based on the Company’s valuation, the Company recorded non-cash impairment charges of $733 and $11,277 for the years ended December 31, 2005 and 2004, respectively, which was recorded in Impairment charges in the Company’s Statements of Operations. In addition to the impairments, amortization expense for other intangible assets for the years ended December 31, 2005 and 2004 was $67 and $1,579, respectively.

Note 19: Discontinued Operations

Based on management’s ongoing evaluation of the Non-Regulated Businesses, it was determined that the Company’s Residuals, Underground, Ashbrook, Leopold and Engineering businesses were not meeting growth expectations and were not considered core businesses of the Company’s operations. Accordingly, the Company sold and/or disposed of these businesses. As a result of these dispositions, the Company recorded a net gain of $1,001 in 2006, a net loss of $15,407 in 2005 and no net gain or loss on sale in 2004.

In 2006, the Company sold a group of assets of the Residuals business for $2,500 and reported the related operations within discontinued operations. In December 2006, the Company entered negotiations to sell another

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

component of Residuals. The Company believes the sale of this component will close during the next twelve months and has reported this component within discontinued operations. The remaining Canadian component continues to be reviewed for sale but the Company believes a sale is not likely to occur in the next twelve months and is reported in continuing operations.

The Company’s Underground business was sold for $27,651. As a result of the sale, the Company recorded a loss of $1,001 in 2006.

During the fourth quarter of 2005, the Company sold Engineering’s Canadian operations, a provider of engineering services to corporate and municipal clients, for initial consideration of $489 and contingent consideration of $430. Furthermore, the Company disposed through abandonment components of Engineering’s operations based in the United States. As a result of the disposition of these components of Engineering in 2005, the Company recorded a loss of $15,407 which included a goodwill write-off $16,216.

During the first quarter of 2005, Ashbrook, a provider of wastewater treatment services, closed on the sale of substantially all its assets for $14,847. Based on the Company’s assessment of Ashbrook’s estimated fair value, an impairment charge of $5,902 was recorded in the fourth quarter of 2004. There was no gain or loss recorded at the time of sale.

During the first quarter of 2004, the Company closed on the sale of Leopold, a supplier of products and services to water and wastewater treatments, for $17,000. There was no gain or loss recorded at the time of sale.

A summary of the assets and liabilities classified as discontinued operations in the Consolidated Balance Sheets includes the following:

	2006	2005
Assets of discontinued operations
Non-utility property	$1,690	$12,941
Other receivables, net	2,151	19,995
Other current assets	6,323	13,632
Goodwill	2,670	14,152

Total assets of discontinued operations	12,834	60,720

Liabilities of discontinued operations
Accounts payable	654	2,250
Other liabilities	1,824	11,261

Total liabilities of discontinued operations	2,478	13,511

Net assets of discontinued operations	$10,356	$47,209

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

A summary of discontinued operations presented in the Consolidated Statements of Operations include the following:

	2006	2005	2004
Operating revenues	$59,872	$80,979	$144,275

Operating expenses
Operation and maintenance	60,297	84,277	136,487
Depreciation and amortization	—	—	562
Impairment charges	6,117	34,936	137,263

Total operating expenses, net	66,414	119,213	274,312

Operating loss	(6,542)	(38,234)	(130,037)

Other income (deductions)
Interest	322	(21)	(67)
Other, net	1,875	1,135	(759)

Total other income (deductions)	2,197	1,114	(826)

Loss before income taxes	(4,345)	(37,120)	(130,863)
Provision for income taxes	1,047	(2,617)	(6,845)

Loss from operations	(5,392)	(34,503)	(124,018)
Gain (loss) on sale, net of tax benefit	(1,001)	(15,407)	—

Income (loss) from discontinued operations	$(6,393)	$(49,910)	$(124,018)

Note 20: Other Matters

RWE Divestiture

RWE has announced its intention to divest the Company through an initial public offering (“IPO”). The sales process was initiated through filing for approval with certain state public utility commissions. All necessary state approvals have been received. The IPO will require filing of a registration statement with the U.S. Securities and Exchange Commission. The transaction will also be subject to approval of the RWE Supervisory Board. RWE expects to complete the filing of the IPO during 2007.

Note 21: Segment Information

The Company has two operating segments which are also the Company’s two reportable segments named the Regulated Businesses and Non-Regulated Businesses segments. The Company’s chief operating decision maker regularly reviews the operating results of the Regulated and Non-Regulated Businesses segments to assess segment performance and allocate Company resources. The evaluation of segment performance and the allocation of resources are based on several measures. The measure that is most consistent with that used by management is earnings before interest and income taxes from continuing operations (“Adjusted EBIT”). Management has organized the Company’s businesses into its Regulated and Non-Regulated Businesses segments based upon the products and services they provide and whether they function under the rules and regulations of the public utility regulatory environment.

The Regulated Businesses segment includes the Company’s 23 utility subsidiaries that provide water and wastewater services to customers in 20 U.S. states. With the exception of one company, each of these public

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

utility subsidiaries is subject to regulation by public utility commissions and local governments. In addition to providing similar products and services and being subject to the public utility regulatory environment, each of the regulated subsidiaries has similar economic characteristics, production processes, types and classes of customers and water distribution or wastewater collection processes. Each of these companies is also subject to both federal and state regulation regarding the quality of water distributed and the discharge of wastewater residuals.

The Non-Regulated Businesses segment is comprised of non-regulated businesses that provide a broad range of non-regulated water and wastewater services and products including homeowner water and sewer line maintenance services, water and wastewater facility operations and maintenance services, granular carbon technologies and products for cleansing water and wastewater, wastewater residuals management services and water and wastewater facility engineering services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Regulated and Non-Regulated Businesses segment information includes intercompany costs that are allocated by American Water Works Service Company, Inc. and intercompany interest that is charged by AWCC, which are eliminated to reconcile to the consolidated results of operations. Inter-segment revenues, which are primarily recorded at cost plus a mark-up that approximates current market prices, include carbon regeneration services and leased office space, furniture and equipment provided by the Company’s non-regulated subsidiaries to its regulated subsidiaries.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table includes the Company’s summarized segment information. Other includes corporate costs which are not allocated to the Company’s subsidiaries, eliminations of inter-segment transactions, and fair value adjustments and associated income and deductions related to the Acquisitions which have not been allocated to the segments for evaluation of segment performance and allocation of resource purposes. The adjustments related to the Acquisitions are reported in Other, as they are excluded from segment performance measures evaluated by management.

	Regulated	Non-Regulated	Other	Consolidated
	As of or for the Year Ended December 31, 2006
Net operating revenues	$1,854,618	$248,451	$(10,002)	$2,093,067
Depreciation and amortization	243,311	13,990	1,880	259,181
Impairment charges	—	—	221,685	221,685
Total operating expenses, net	1,387,418	253,850	199,286	1,840,554
Adjusted EBIT (1)	468,701	(4,725)
Total assets	9,439,975	339,761	3,003,323	12,783,059
Construction expenditures	662,135	26,708	—	688,843

	As of or for the Year Ended December 31, 2005
Net operating revenues	$1,836,061	$310,771	$(10,086)	$2,136,746
Depreciation and amortization	246,802	15,187	(625)	261,364
Impairment charges	—	4,850	380,584	385,434
Total operating expenses, net	1,373,677	319,135	332,359	2,025,171
Adjusted EBIT(1)	469,921	(106)
Total assets	8,941,859	402,803	3,197,367	12,542,029
Construction expenditures	512,519	45,927	—	558,446

	As of or for the Year Ended December 31, 2004
Net operating revenues	$1,748,004	$290,037	$(20,170)	$2,017,871
Depreciation and amortization	212,462	14,941	(2,143)	225,260
Impairment charges	—	—	78,688	78,688
Total operating expenses, net	1,266,145	278,839	42,488	1,587,472
Adjusted EBIT(1)	482,127	17,117
Total assets	8,591,747	438,782	3,697,881	12,728,410
Construction expenditures	495,380	40,539	10,322	546,241

(1)	Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBIT. Adjusted EBIT does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBIT as defined by the Company may not be comparable with Adjusted EBIT as defined by other companies.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

The following table reconciles Adjusted EBIT, as defined by the Company, to income (loss) from continuing operations before income taxes:

	Regulated	Non-Regulated	Total Segments
	As of or for the Year Ended December 31, 2006
Adjusted EBIT	$468,701	$(4,725)	$463,976
Add:
Allowance for other funds used during construction	5,980	—	5,980
Allowance for borrowed funds used during construction	2,652	—	2,652
Less:
Impairment charges	—	—	—
Interest	(209,589)	(12,163)	(221,752)
Preferred dividends of subsidiaries	(273)	—	(273)
Amortization of debt expense	(5,196)	—	(5,196)

Segments’ income (loss) from continuing operations before income taxes	$262,275	$(16,888)	$245,387
Impairment charges			(221,685)
Interest			(144,218)
Other			11,578

Income (loss) from continuing operations before income taxes			$(108,938)

	As of or for the Year Ended December 31, 2005
Adjusted EBIT	$469,921	$(106)	$469,815
Add:
Allowance for other funds used during construction	5,810	—	5,810
Allowance for borrowed funds used during construction	2,420	—	2,420
Less:
Impairment charges	—	(4,850)	(4,850)
Interest	(202,901)	(12,301)	(215,202)
Preferred dividends of subsidiaries	(285)	—	(285)
Amortization of debt expense	(5,327)	—	(5,327)

Segments’ income (loss) from continuing operations before income taxes	$269,638	$(17,257)	$252,381
Impairment charges			(380,584)
Interest			(130,055)
Other			34,107

Income (loss) from continuing operations before income taxes			$(224,151)

	As of or for the Year Ended December 31, 2004
Adjusted EBIT	$482,127	$17,117	$499,244
Add:
Allowance for other funds used during construction	5,476	—	5,476
Allowance for borrowed funds used during construction	2,923	—	2,923
Less:
Impairment charges	—	—	—
Interest	(192,763)	(9,124)	(201,887)
Preferred dividends of subsidiaries	(468)	—	(468)
Amortization of debt expense	(3,263)	—	(3,263)

Segments’ income (loss) from continuing operations before income taxes	$294,032	$7,993	$302,025
Impairment charges			(78,688)
Interest			(114,057)
Other			16,148

Income (loss) from continuing operations before income taxes			$125,428

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(In thousands, except per share data)

Note 22: Net Income (loss) per Common Share

Basic net income (loss) per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding. Diluted net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding and potentially dilutive shares. The Company had no potentially dilutive shares for the years ended December 31, 2006, 2005 and 2004. All common shares are held by a wholly-owned subsidiary of RWE.

Note 23: Common Stock Split

On November 5, 2007, the Company’s Board of Directors declared a one 160,000-for-1 common stock split effective on November 7, 2007 for all common shares outstanding. The Company’s par value of $1.00 per share changed to $0.01 per share and $1,599 was transferred from paid-in capital to common stock to record the split. All share and per share data for all periods presented have been restated to give effect to the stock split.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets (Unaudited)

(In thousands, except per share data)

ASSETS

	September 30, 2007	December 31, 2006
Property, plant and equipment
Utility plant—at original cost less accumulated depreciation of $2,759,812 at September 30 and $2,572,673 at December 31	$8,940,131	$8,605,341
Nonutility property, net of accumulated depreciation	111,995	115,216

Total property, plant and equipment	9,052,126	8,720,557

Current assets
Cash and cash equivalents	151,259	29,754
Restricted funds	4,424	2,100
Utility customer accounts receivable	180,626	153,583
Allowance for uncollectible accounts	(20,019)	(23,061)
Unbilled utility revenues	154,132	123,180
Other receivables, net	68,324	54,463
Materials and supplies	29,708	23,012
Assets of discontinued operations	—	12,834
Other	48,296	36,576

Total current assets	616,750	412,441

Regulatory and other long-term assets
Regulatory assets	596,843	587,157
Restricted funds	9,906	17,239
Goodwill	2,719,634	2,962,493
Other	94,578	83,172

Total regulatory and other long-term assets	3,420,961	3,650,061

TOTAL ASSETS	$13,089,837	$12,783,059

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets (Unaudited)

(In thousands, except per share data)

CAPITALIZATION AND LIABILITIES

	September 30, 2007	December 31, 2006
Capitalization
Common stockholder’s equity	$4,510,568	$3,817,397

Preferred stock without mandatory redemption requirements	4,568	4,568
Long-term debt
Long-term debt	5,030,201	3,096,404
Redeemable preferred stock at redemption value	24,364	1,774,475

Total capitalization	9,569,701	8,692,844

Current liabilities
Short-term debt	146,000	719,745
Current portion of long-term debt	106,210	287,383
Accounts payable	124,171	140,691
Taxes accrued, including federal income	107,625	28,115
Interest accrued	57,705	34,775
Liabilities of discontinued operations	—	2,478
Other	177,878	150,475

Total current liabilities	719,589	1,363,662

Regulatory and other long-term liabilities
Advances for construction	653,006	615,671
Deferred income taxes	581,754	583,403
Deferred investment tax credits	35,272	36,533
Regulatory liability-cost of removal	184,417	166,867
Accrued pension expense	301,464	314,577
Accrued postretirement benefit expense	138,129	144,904
Other	115,844	110,354

Total regulatory and other long-term liabilities	2,009,886	1,972,309

Contributions in aid of construction	790,661	754,244
Commitments and contingencies	—	—

TOTAL CAPITALIZATION AND LIABILITIES	$13,089,837	$12,783,059

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Operations (Unaudited)

(In thousands, except per share data)

	Nine Months Ended September 30,
	2007	2006
Operating revenues	$1,660,394	$1,600,375

Operating expenses
Operation and maintenance	910,304	866,891
Depreciation and amortization	202,463	193,422
General taxes	140,910	142,629
Gain on sales of assets	(6,821)	(2,779)
Impairment charges	243,345	—

Total operating expenses, net	1,490,201	1,200,163

Operating income	170,193	400,212

Other income (deductions)
Interest, net	(211,709)	(278,240)
Allowance for other funds used during construction	5,197	4,508
Allowance for borrowed funds used during construction	2,358	2,015
Amortization of debt expense	(3,624)	(3,752)
Preferred dividends of subsidiaries	(169)	(169)
Other, net	4,146	(2,561)

Total other income (deductions)	(203,801)	(278,199)

Income (loss) from continuing operations before income taxes	(33,608)	122,013
Provision for income taxes	74,095	50,800

Income (loss) from continuing operations	(107,703)	71,213
Income (loss) from discontinued operations, net of tax	(551)	1,831

Net income (loss)	$(108,254)	$73,044

Basic earnings per common share
Income (loss) from continuing operations	$(0.67)	$0.45

Income (loss) from discontinued operations, net of tax	$(0.00)	$0.01

Net income (loss)	$(0.68)	$0.46

Diluted earnings per common share
Income (loss) from continuing operations	$(0.67)	$0.45

Income (loss) from discontinued operations, net of tax	$(0.00)	$0.01

Net income (loss)	$(0.68)	$0.46

Average common shares outstanding during the period:
Basic	160,000	160,000

Diluted	160,000	160,000

The accompanying notes are an integral part of these consolidated financial statements

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Cash Flows (Unaudited)

(In thousands, except per share data)

	Nine Months Ended September 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(108,254)	$73,044
Adjustments
Loss on sale of discontinued operations	—	586
Depreciation and amortization	202,463	193,422
Impairment charges	243,345	—
Removal costs net of salvage	22,576	25,813
Provision for deferred income taxes	(1,649)	16,285
Amortization of deferred investment tax credits	(1,261)	(1,200)
Provision for losses on utility accounts receivable	11,073	21,857
Allowance for other funds used during construction	(5,197)	(4,508)
Gain on sale of assets	(6,821)	(2,779)
Other, net	(35,298)	(16,498)
Changes in assets and liabilities
Accounts receivable and unbilled utility revenues	(85,971)	(31,109)
Other current assets	(18,416)	(8,981)
Accounts payable	(16,520)	(9,302)
Taxes accrued, including federal income	79,510	13,767
Interest accrued	22,930	44,122
Other current liabilities	27,403	(54,596)

Net cash provided by operating activities	329,913	259,923

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures	(512,434)	(431,361)
Allowance for other funds used during construction	5,197	4,508
Acquisitions	(944)	(12,075)
Proceeds from sale of assets and securities	15,588	5,021
Proceeds from sale of discontinued operations	9,660	2,919
Removal costs from property, plant and equipment retirements	(5,026)	(10,830)
Restricted funds	5,009	(7,686)

Net cash used in investing activities	(482,950)	(449,504)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	2,367,562	3,315
Repayment of long-term debt	(492,191)	(421,984)
Redemption of preferred stocks	(1,750,310)	(466)
Net borrowings (repayments) under short-term debt agreements	(573,745)	542,119
Advances and contributions for construction, net of refunds	25,645	26,931
Capital contribution	701,092	—
Debt issuance costs	(3,511)	(83)

Net cash provided by financing activities	274,542	149,832

Net increase (decrease) in cash and cash equivalents	121,505	(39,749)
Cash and cash equivalents at beginning of period	29,754	65,077

Cash and cash equivalents at end of period	$151,259	$25,328

Non-cash financing activity:
Capital contribution (See Note 5)	$100,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Loss)

(Unaudited)

(In thousands, except per share data)

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stockholder’s Equity	Comprehensive Income (Loss)
	Shares	Par Value
Balance at December 31, 2006	160,000	$1,600	$4,570,855	$(736,292)	$(18,766)	$3,817,397
Net income (loss)	—	—	—	(108,254)	—	(108,254)	$(108,254)
Equity investment by RWE	—	—	801,092	—	—	801,092
Pension plan amortized to periodic benefit cost:
Prior service cost	—	—	—	—	27	27	27
Actuarial loss	—	—	—	—	54	54	54
Foreign currency translation	—	—	—	—	252	252	252

Total comprehensive income (loss)							$(107,921)

Balance at September 30, 2007	160,000	$1,600	$5,371,947	$(844,546)	$(18,433)	$4,510,568

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stockholder’s Equity	Comprehensive Income
	Shares	Par Value
Balance at December 31, 2005	160,000	$1,600	$3,376,401	$(574,049)	$764	$2,804,716
Net income	—	—	—	73,044	—	73,044	$73,044
Market value adjustments for investments, net of tax	—	—	—	—	471	471	471
Foreign currency translation	—	—	—	—	168	168	168

Total comprehensive income							$73,683

Balance at September 30, 2006	160,000	$1,600	$3,376,401	$(501,005)	$1,403	$2,878,399

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)

(In thousands, except per share data)

Note 1: Basis of Presentation

The accompanying consolidated balance sheets of American Water Works Company, Inc. and Subsidiary Companies (the “Company”) at September 30, 2007, the consolidated statements of operations for the nine months ended September 30, 2007 and 2006, the consolidated statements of cash flow for the nine months ended September 30, 2007 and 2006, and the consolidated statements of common stockholder’s equity and comprehensive income (loss) for the nine months ended September 30, 2007 and 2006, are unaudited, but reflect all adjustments, which are, in the opinion of management, necessary to present fairly the consolidated financial position, the consolidated changes in common stockholder’s equity, the consolidated results of operations, and the consolidated cash flow for the periods presented. All adjustments are of a normal, recurring nature, except as otherwise disclosed. Because they cover interim periods, the unaudited consolidated financial statements and related notes to the consolidated financial statements do not include all disclosures and notes normally provided in annual financial statements and, therefore, should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended December 31, 2006. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the year.

RWE Aktiengesellschaft (“RWE”) has announced its intention to divest the Company through an initial public offering (“IPO”). These consolidated financial statements represent the consolidated results of the Company, formerly issued under the name of Thames Water Aqua US Holdings, Inc. (“TWAUSHI”). On September 28, 2007, TWAUSHI, formerly the parent company of American Water Works Company, Inc. (“AWW”), merged with and into AWW (the “Merger”). The IPO required filing of a registration statement with the U.S. Securities and Exchange Commission, which was filed on August 27, 2007 and subsequently amended on October 11, 2007.

Prior to the merger, AWW was a wholly-owned subsidiary of TWAUSHI. As a result of the Merger, TWAUSHI, at the time an indirect wholly-owned subsidiary of RWE, was dissolved and AWW is the surviving entity. As the merger parties were each part of a group of entities under the common control of RWE, AWW recognized the transfer of the assets and liabilities of TWAUSHI at their respective carrying amounts as of the effective date of the Merger in accordance with Statement of Financial Accounting Standards No. 141 “Accounting for Business Combinations” (“SFAS 141”). In accordance with SFAS 141, as the merger parties were each part of a group of entities under common control of RWE, the Merger did not constitute a business combination and the method used by the Company to account for the merger was similar to the pooling method and was performed retroactively in these consolidated financial statements as if they had historically been a combined entity. Accordingly, the consolidated financial statements of AWW as of September 30, 2007 and 2006 and at December 31, 2006 include the accounts of TWAUSHI.

Note 2: Significant Accounting Policies

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the Company determines that it is more likely than not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as required on January 1, 2007 and it did not have a significant effect on the Company’s results of operations or financial position. The Company has elected to recognize accrued interest and penalties related to uncertain tax positions as income tax expense.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

During 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). The Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and that the presentation of such taxes is an accounting policy that should be disclosed. The Company’s accounting policy is to present these taxes on a net basis (excluded from revenues).

Note 3: Goodwill

During the third quarter of 2007, as a result of the Company’s debt being placed on review for a possible downgrade and the proposed sale of the Company in an IPO, management determined that it was appropriate to update its valuation analysis before the next scheduled annual test.

Based on this assessment, the Company performed an interim impairment test and in the third quarter of 2007 the Company recorded an impairment charge to goodwill related to its Regulated Businesses in the amount of $243,345. The impairment charge was not due to any one significant event but represents the result of a decline in the estimated fair value based on multiples of earnings of the Regulated Businesses from November 30, 2006. The decline was primarily due to slightly lower long-term earnings than previously forecasted caused by updated customer demand and usage expectations and expectations for timing of capital expenditures and rate recovery.

The Company may be required to recognize additional impairments in the future, depending on, among other factors, a decline over a period of time in the valuation multiples of comparable water utilities, a decline in the market value of the Company’s common stock and its value relative to the Company’s book equity at the consummation of the IPO or a decline over a period of time of the Company’s stock price following the consummation of the IPO (See Note 11). A decline in the Company’s forecasted results in the Company’s business plan, such as changes in rate case results or capital investment budgets or changes in the Company’s interest rates may also result in an incremental impairment charge. Further recognition of impairments of a significant portion of goodwill would negatively affect the Company’s results of operations and total capitalization, the effect of which could be material and could make it more difficult for the Company’s to secure financing on attractive terms and maintain compliance with the Company’s debt covenants.

The following table summarizes the changes in the Company’s goodwill by reporting segment:

	Regulated Segment	Non-regulated Segment	Consolidated
Balance at December 31, 2006	$2,832,811	$129,682	$2,962,493
Impairment	(243,345)	—	(243,345)
Goodwill acquired during the year	486	—	486

Balance at September 30, 2007	$2,589,952	$129,682	$2,719,634

During the first nine months of 2007, the Company closed on the acquisitions of four regulated water systems. These water systems were acquired for an aggregate purchase price of $944 and resulted in the recognition of $486 of goodwill in the Regulated reporting unit.

Note 4: Short-Term Debt

The components of short-term debt are as follows:

	September 30, 2007	December 31, 2006
RWE revolver	$—	$130,000
RWE short-term notes	141,000	268,230
Commercial paper	5,000	321,339
Other short-term debt	—	176

Total short-term debt	$146,000	$719,745

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

Note 5: Long-Term Debt

The components of long-term debt are as follows:

	Rate	Maturity Date	September 30, 2007	December 31, 2006
Long-term debt of American Water Works Company, Inc. Mandatory redeemable preferred stock (a)	5.90%	2012	$—	$1,750,000

Long-term debt of American Water Capital Corp.
Private activity bonds and government funded debt
Floating rate	3.78%-3.95%	2018-2032	86,860	86,860
Senior notes
Fixed rate	5.39%-6.87%	2011-2022	1,212,000	623,000
RWE notes (b)
Fixed rate	4.75%-6.05%	2014-2034	65,000	465,300
Floating rate (c)	5.72%	2009	1,750,000	—

Long-term debt of other subsidiaries
Private activity bonds and government funded debt
Fixed rate	0.00%-6.88%	2009-2038	940,169	949,240
Floating rate	3.65%-4.25%	2015-2032	178,145	178,145
Mortgage bonds
Fixed rate	6.31%-9.71%	2007-2034	772,840	832,876
Senior debt
Fixed rate	5.60%-7.61%	2007-2025	53,500	146,000
Mandatory redeemable preferred stock	4.60%-9.75%	2013-2036	24,722	25,032
Notes payable and other (d)	5.76%-11.77%	2008-2026	3,807	5,703

Long-term debt			5,087,043	5,062,156

Unamortized debt discount, net (e)			73,732	96,106

Total long-term debt			$5,160,775	$5,158,262

(a)	Thames Water Investments Luxembourg (“TWILUX”), an affiliate and wholly owned subsidiary of RWE, was the holder of $ 1,750,000 of the Company’s 5.9% preferred stock, which was issued in connection with RWE’s acquisition of American Water Works Company, Inc. One thousand seven hundred and fifty shares were authorized and outstanding at December 31, 2006. These preferred shares were redeemed in September 2007 utilizing the proceeds from the Company’s $ 1,750,000 borrowing from RWE.
(b)	Debt funded by RWE.
(c)	On October 22, 2007, proceeds from the October issuances were used to repay $1,286,000 of the RWE floating rate notes.
(d)	Includes capital lease obligations of $2,016 and $2,191 at September 30, 2007 and December 31, 2006, respectively.
(e)	Includes fair value adjustments.

The Company, through its wholly owned financing subsidiary, AWCC, issued in private placements additional Senior Notes in the principal amount of $617,000 during 2007. Interest rates ranged from 5.39% to

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

5.77% and maturities ranged from 7 years to 15 years. RWE made equity contributions to the Company amounting to $801,092 during 2007. The Company used the equity contributions and proceeds from the Senior Notes to offset loans payable to RWE, repay outstanding commercial paper and for other corporate purposes amounting to $513,000, $361,500 and $543,592, respectively.

Additionally, in September 2007, AWCC borrowed $1,750,000 from RWE. The new borrowings bear interest monthly at the one month London Interbank Offered Rate (“LIBOR”) rate plus a spread of 22.5 basis points and mature on the earliest of the following to occur: (a) March 20, 2009, (b) the Company and RWE mutually agree to terminate the loan with all accrued and unpaid interest and principal becoming immediately due and payable in full, or (c) the date of which RWE no longer owns more than 80% of the voting rights of the Company. The Company used the proceeds to redeem $1,750,000 of its 5.9% mandatory redeemable preferred stock.

During October of 2007, AWCC issued $750,000 in 10 year senior notes with a fixed interest rate of 6.085% and $750,000 in 30 year senior notes with a fixed interest rate of 6.593%. AWCC used the proceeds to extinguish portions of its debt.

As of September 30, 2007, the following long-term debt was issued in 2007:

Company	Type	Interest Rate	Maturity	Amount
American Water Capital Corp.	RWE senior notes—floating rate	5.72%	2009	$1,750,000
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2022	617,000
Other subsidiaries	State financing and infrastructure loans	1.38%-1.62%	2013-2023	562

Total issuances				$2,367,562

As of September 30, 2007, the following debt and preferred stock with mandatory redemption requirements were retired through optional redemption or payment at maturity during 2007:

Company	Type	Interest Rate	Maturity	Amount
Long-term debt
American Water Capital Corp.	Senior notes—fixed rate	6.87%	2011	$28,000
American Water Capital Corp.	RWE notes—fixed rate	4.00% -6.05%	2007-2034	400,300
New Jersey-American Water Company	Senior notes	7.25% -8.75%	2021-2028	92,500
Other Subsidiaries		0.00%-10.06%	2007-2034	71,391

Preferred stock with mandatory redemption requirements
American Water Works Company, Inc.		5.90%	2012	1,750,000
Other Subsidiaries		4.60%-8.88%	2007-2019	310

Total retirements & redemptions				$2,342,501

Gains from early extinguishment of long-term debt of $13,113 and $0 were included in interest, net in the consolidated statements of operations as of September 30, 2007 and 2006, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

Note 6: Pension and Other Postretirement Benefits

The following tables provide the components of net periodic benefit costs:

	Nine Months Ended September 30,
	2007	2006
Components of net periodic pension benefit cost
Service cost	$19,209	$18,231
Interest cost	39,966	37,217
Expected return on plan assets	(35,289)	(31,728)
Amortization of:
Prior service cost	96	371
Actuarial loss	198	1,112

Periodic pension benefit cost	24,180	25,203

Special termination pension benefit charge	93	297
Curtailment charge	—	933
Settlement charge	—	65

Net periodic pension benefit cost	$24,273	$26,498

	Nine Months Ended September 30,
	2007	2006
Components of net periodic other postretirement benefit cost
Service cost	$9,513	$8,709
Interest cost	19,038	18,261
Expected return on plan assets	(15,798)	(14,766)
Amortization of:
Transition obligation	129	129
Prior service credit	(885)	(858)
Actuarial loss	—	1,509

Periodic other postretirement benefit cost	11,997	12,984

Curtailment charge	—	(15)

Net periodic other postretirement benefit cost	$11,997	$12,969

The Company contributed $34,400 to its defined benefit pension plan in the first nine months of 2007 and expects to contribute $15,200 during the balance of 2007. In addition, the Company contributed $18,761 for the funding of its other postretirement plans in the first nine months of 2007 and expects to contribute $6,253 during the balance of 2007.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

Note 7: Segment Information

The Company has two reportable segments, named the Regulated Businesses and Non-regulated Businesses segments. The Regulated Businesses segment is comprised of the Company’s water and wastewater regulated utility companies operating in the states where services are provided. The Non-regulated Businesses segment includes distinctive lines of non-regulated businesses which provide ancillary water and wastewater services.

The following table includes the Company’s summarized segment information. Other includes corporate costs which are not allocated to the Company’s subsidiaries, eliminations of inter-segment transactions, and fair value adjustments and associated income and deductions related to the acquisitions of American Water Works Company, Inc in 2003 and E’town corporation in 2001 (the “Acquisitions”) which have not been allocated to the segments for evaluation of segment performance and allocation of resource purposes. The adjustments related to the Acquisitions are reported in Other, as they are excluded from segment performance measures evaluated by management.

	As of or for the Nine Months Ended September 30, 2007
	Regulated	Non-regulated	Other	Consolidated
Net operating revenues	$1,499,763	$175,172	$(14,541)	$1,660,394
Depreciation and amortization	194,202	7,483	778	202,463
Impairment charges	—	—	243,345	243,345
Total operating expenses, net	1,108,023	161,281	220,897	1,490,201
Adjusted EBIT (1)	394,601	17,606
Total assets	9,904,688	307,246	2,877,903	13,089,837
Capital expenditures	492,286	20,148	—	512,434

	As of or for the Nine Months Ended September 30, 2006
	Regulated	Non-regulated	Other	Consolidated
Net operating revenues	$1,415,961	$195,586	$(11,172)	$1,600,375
Depreciation and amortization	182,967	9,968	487	193,422
Total operating expenses, net	1,025,605	191,277	(16,719)	1,200,163
Adjusted EBIT (1)	390,340	2,585
Total assets	9,316,113	302,950	3,198,171	12,817,234
Capital expenditures	416,482	14,879	—	431,361

(1)	Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBIT. Adjusted EBIT does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBIT as defined by the Company may not be comparable with Adjusted EBIT as defined by other companies

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

The following table reconciles Adjusted EBIT, as defined by the Company, to income (loss) from continuing operations before income taxes:

	As of or for the Nine Months September 30, 2007
	Regulated	Non-regulated	Total Segments
Adjusted EBIT	$394,601	$17,606	$412,207
Add:
Allowance for other funds used during construction	5,197	—	5,197
Allowance for borrowed funds used during construction	2,358	—	2,358
Less:
Interest, net	(164,255)	(8,031)	(172,286)
Preferred dividends of subsidiaries	(169)	—	(169)
Amortization of debt expense	(3,624)	—	(3,624)

Segments income from continuing operations before income taxes	$234,108	$9,575	243,683
Impairment charges			(243,345)
Interest, net			(39,423)
Other			5,477

Loss from continuing operations before income taxes			$(33,608)

	As of or for the Nine Months September 30, 2006
	Regulated	Non-regulated	Total Segments
Adjusted EBIT	$390,340	$2,585	$392,925
Add:
Allowance for other funds used during construction	4,508	—	4,508
Allowance for borrowed funds used during construction	2,015	—	2,015
Less:
Interest, net	(157,405)	(8,951)	(166,356)
Preferred dividends of subsidiaries	(169)	—	(169)
Amortization of debt expense	(3,752)	—	(3,752)

Segments income (loss) from continuing operations before income taxes	$235,537	$(6,366)	229,171
Interest, net			(111,884)
Other			4,726

Income from continuing operations before income taxes			$122,013

Note 8: Contingencies

The Company is routinely involved in condemnation proceedings and legal actions relating to the operations of its subsidiaries. In the opinion of management, these matters are not expected to have a material adverse effect, if any, on the results of operations, financial position, or cash flows of the Company.

Notice of termination of long-term debt and short-term debt with RWE in part or in full on demand at the option of RWE is possible and mandatory if there is a change in shareholder structure of the Company (See Note 5).

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

In 2003, OMI/Thames Water Stockton, Inc. (“OMI/TW”), a joint venture in which a subsidiary of the Company has a 50% interest, and the City of Stockton California entered into a 20-year contract to manage and operate the City’s wastewater, water and stormwater system. In November 2006 a California court held that the City had not complied with the requirements of the California Environmental Quality Act when it entered its agreement with OMI/TW, and subsequently required the City to rescind the contract. OMI/TW and the City have jointly concluded that engaging in any further legal defense of the contract would be counterproductive to serving the needs of Stockton citizens and mutually agreed to end the contract. In July 2007 partial agreement was reached on many of the issues that must be resolved by the parties to both unwind the contract and transition the operations and maintenance back to the City by no later than the end of February 2008. It is contemplated that there will be a further final agreement that will address additional matters pertaining to the termination of the contract, including all issues related to transfer of certain current personnel to City employment. As of September 30, 2007 and December 31, 2006, the Company had an accrual balance of $3,900 and $7,800 respectively, in other long-term liabilities for estimated losses related to these proceedings.

In October 2007, a joint venture in which a subsidiary of the Company has a 50% interest, reached agreement on certain contract modifications for remediation work at a water treatment facility. As of September 30, 2007 and December 31, 2006, the Company had an accrual balance of $3,200 and $3,950 respectively, in other current liabilities for estimated losses related to these proceedings.

In the third quarter of 2007 the Company recorded $4,500 in other current liabilities for estimated losses on a long-term construction project.

Note 9: Net Income (loss) per Common Share

Basic net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding. Diluted net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding and potentially dilutive shares. The Company had no potentially dilutive shares for the nine months ended September 30, 2007 and September 30, 2006. All common shares are held by a wholly-owned subsidiary of RWE.

On November 5, 2007, the Company’s Board of Directors declared a one hundred and sixty thousand-for-one common stock split effective on November 7, 2007 for all common shares outstanding. The Company’s par value of $1.00 per share changed to $0.01 per share and $1,599 was transferred from paid-in capital to common stock to record the split. All share and per share data for all periods presented have been restated to give effect to the stock split.

Note 10: Income Taxes

In December 2006, the Internal Revenue Service (“IRS”) completed its examination of the 2003 and 2004 tax years. No material findings or adjustments were proposed and a Form 4549, Examination No Change Report was issued.

During the course of the audit, the Company filed refund claims of approximately $30,000, primarily to carry back net operating losses generated in 2004. These claims procedurally require approval by the Joint Committee of Taxation. In March 2007, the IRS indicated that additional audit procedures were required to

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(In thousands, except per share data)

support the filing of the Joint Committee of Taxation report. Based on an expectation that the refund claims would not be received by September 30, 2008, the related asset is included in deferred taxes as a net operating loss.

The Company has received a preliminary response from the IRS regarding the Joint Committee Review. As a result of the Company’s review of the status of this refund claim, a reduction to income tax expense of $2,215 was recorded in the third quarter of 2007.

Note 11: Subsequent Events

On November 1, 2007, New Jersey-American Water Company, Inc. (“NJAWC”), a subsidiary of AWW, completed its purchase of all of the capital stock of S.J. Services Inc. (“SJS”), the parent company of Pennsgrove Water Supply Company, Inc. (“PWS”), and South Jersey Water Supply Company, Inc (“SJWS”). The purchase price was $13,000 in cash and the assumption of approximately $3,500 in debt. PWS and SJWS are both regulated water utilities, serving more than 6,500 customers in Gloucester and Salem Counties in the State of New Jersey. Immediately following the acquisition of the stock, SJS and its subsidiaries were merged with and into NJAWC.

The Company has not completed its annual goodwill impairment test for 2007. However, based upon preliminary indications, management expects to record an additional goodwill impairment charge to the Regulated Businesses reporting unit in an amount ranging from $250,000 to $300,000 during the fourth quarter of 2007. Management determined that an impairment had occurred based upon new information regarding the Company’s market value. Management incorporated this indicated market value into the Company’s valuation methodology and, based on preliminary results, believe an additional impairment to the Company’s carrying value is needed.

In December 2007, management used the net proceeds from the issuance of approximately $415,000 of commercial paper, issued with a weighted average interest rate of 5.58% with maturities between January 15, 2008 and February 27, 2008, and $49,000 of excess cash to fund the repayment of approximately $464,000 of RWE redemption notes.

On December 21, 2007, the Company received a $266,000 cash equity contribution from RWE, which was used for the repayment of $266,000 of outstanding commercial paper.

                 Shares

American Water Works Company, Inc.

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.

Citi

Merrill Lynch & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and FINRA filing fee) are estimated.

SEC registration fee	$46,050.00
Listing fee	*
FINRA filing fee	75,500.00
Blue Sky fees and expenses	*
Printing and engraving costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides in relevant part that a corporation may indemnify any officer or director who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law.

The registrant also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Section 10(c) of the underwriting agreement, to be filed as Exhibit 1.1, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 10(e) of the Underwriting Agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the Registrant has not issued any securities that were not registered under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

 (a) Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement.*

2.1	Agreement and Plan of Merger, dated as of September 16, 2001, among RWE Aktiengesellschaft, Thames Water Aqua Holdings GmbH, Apollo Acquisition Company and American Water Works Company, Inc.*

2.2	Separation Agreement, dated as of , 2008, by and among RWE Aktiengesellschaft and American Water Works Company, Inc. *

3.1	Amended and Restated Certificate of Incorporation of American Water Works Company, Inc.*

3.2	Amended and Restated Bylaws of American Water Works Company, Inc.*

4.1	Specimen Common Stock Certificate.*

4.2	Note Purchase Agreement, as amended, dated as of December 21, 2006, by and between American Water Capital Corp. and the Purchasers named therein for purchase of $101,000,000 5.39% Series A Senior Notes due 2013, $37,500,000 5.52% Series B Senior Notes due 2016, $329,500,000 5.62% Series C Senior Notes due 2018 and $432,000,000 5.77% Series D Senior Notes due 2021.***

4.3	Note Purchase Agreement, as amended, dated as of March 29, 2007, by and between American Water Capital Corp. and the Purchasers named therein for purchase of $100,000,000 5.62% Series E Senior Notes due 2019 and $100,000,000 5.77% Series F Senior Notes due 2022.***

4.4	Indenture, dated as of October 22, 2007 between American Water Capital Corp. and Wells Fargo Bank, National Association. Incorporated herein by reference to Exhibit 4.4 to American Water Capital Corp. and American Water Works Company, Inc.’s Registration Statement on Form S-4, filed on December 21, 2007.

4.5	Exchange and Registration Rights Agreement, dated as of October 22, 2007, between American Water Capital Corp., American Water Works Company, Inc. and Citigroup Global Markets Inc, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several purchasers. Incorporated herein by reference to Exhibit 4.5 to American Water Capital Corp. and American Water Works Company, Inc.’s Registration Statement on Form S-4, filed on December 21, 2007.

Exhibit Number	Description
5.1	Opinion of Cravath, Swaine & Moore LLP.*

9.1	Registration Rights Agreement, dated as of , 2008, by and among American Water Works Company, Inc., RWE Aktiengesellschaft and RWE Aqua Holdings GmbH.*

10.1	Credit Agreement, dated as of September 15, 2006, among American Water Capital Corp., the Lenders identified therein and JPMorgan Chase Bank, N.A.***

10.2	USD 1,750,000,000 Loan Agreement, dated as of September 20, 2007, among RWE Aktiengesellschaft and American Water Capital Corp.*

10.3	Support Agreement, as subsequently amended, dated June 22, 2000, by and between American Water Works Company, Inc. and American Water Capital Corp.***

10.4	Employment Agreement between Donald L. Correll and American Water Works Company, Inc., dated March 10, 2006.*

10.5	Employment Agreement between Ellen C. Wolf and American Water Works Company, Inc., dated December 29, 2005.*

10.6	Separation Agreement between Dietrich Firnhaber and RWE Aktiengesellschaft, dated .*

10.7	RWE Long-Term Incentive Beat Plan 2005, dated as of April 20, 2005.***

10.8	Amended and Restated American Water Works Company, Inc. Executive Retirement Plan, dated as of March 1, 2007.***

10.9	Amended and Restated American Water Works Company, Inc. Deferred Compensation Plan, dated as of January 1, 2001.***

10.10	RWE Executive Deferred Compensation Plan (A).*

10.11	RWE Executive Deferred Compensation Plan (B).*

10.12	Settlement Agreement by and between California American Water Company and the U.S. Department of Commerce, National Oceanic and Atmospheric Administration, dated as of June 29, 2006.*

10.13	2004 Thames Water/RWE Long-Term Incentive Plan, dated as of January 1, 2004.***

10.14	RWE Long-Term Incentive Plan 2002 (LTIP), dated as of 2002.***

10.15	Employment Agreement between American Water Works Service Company, Inc. and Terry L. Gloriod, dated as of February 10, 2006.*

10.16	Form of Executive Completion Bonus in connection with the RWE Divestiture, dated as of March 20, 2006.***

10.17	Form of Retention Agreement in connection with the RWE Divestiture, dated as of March 20, 2006.***

10.18	American Water Works Company, Inc. Executive Severance Policy, dated as of June 14, 2006.***

10.19	Secondment Contract between RWE Solutions AG and Dietrich Firnhaber, dated as of January 1, 2003.***

10.20	2007 American Water Senior Management Annual Incentive Plan.***

10.21	2006 American Water Senior Management Annual Incentive Plan.***

10.22	American Water Works Company, Inc. 2007 Omnibus Equity Compensation Plan.***

Exhibit Number	Description

21.1	Subsidiaries of American Water Works Company, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1).*

24.1	Power of Attorney.**

*	To be filed by amendment.
**	Previously filed on August 27, 2007.
***	Previously filed on October 11, 2007.

(b) Financial Statement Schedules.

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated statements of American Water or related notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Voorhees, state of New Jersey, on January 29, 2008.

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ Donald L. Correll
Name:	Donald L. Correll
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of January, 2008.

Signature	Title

/s/ Donald L. Correll	Donald L. Correll President, Chief Executive Officer and Director (Principal Executive Officer)

*	Ellen C. Wolf Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

*	George MacKenzie (Director)

*	Martha Clark Goss (Director)

*	Andreas G. Zetzsche (Director)

*	Dr. Rolf Pohlig (Director)

*	Dr. Manfred Döss (Director)

*	William J. Marrazzo (Director)

*By:	/s/ Donald L. Correll
Donald L. Correll as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement.*

2.1	Agreement and Plan of Merger, dated as of September 16, 2001, among RWE Aktiengesellschaft, Thames Water Aqua Holdings GmbH, Apollo Acquisition Company and American Water Works Company, Inc.*

2.2	Separation Agreement, dated as of , 2008, by and among RWE Aktiengesellschaft and American Water Works Company, Inc. *

3.1	Amended and Restated Certificate of Incorporation of American Water Works Company, Inc.*

3.2	Amended and Restated Bylaws of American Water Works Company, Inc.*

4.1	Specimen Common Stock Certificate.*

4.2	Note Purchase Agreement, as amended, dated as of December 21, 2006, by and between American Water Capital Corp. and the Purchasers named therein for purchase of $101,000,000 5.39% Series A Senior Notes due 2013, $37,500,000 5.52% Series B Senior Notes due 2016, $329,500,000 5.62% Series C Senior Notes due 2018 and $432,000,000 5.77% Series D Senior Notes due 2021.***

4.3	Note Purchase Agreement, as amended, dated as of March 29, 2007, by and between American Water Capital Corp. and the Purchasers named therein for purchase of $100,000,000 5.62% Series E Senior Notes due 2019 and $100,000,000 5.77% Series F Senior Notes due 2022.***

4.4	Indenture, dated as of October 22, 2007 between American Water Capital Corp. and Wells Fargo Bank, National Association. Incorporated herein by reference to Exhibit 4.4 to American Water Capital Corp. and American Water Works Company, Inc.’s Registration Statement on Form S-4, filed on December 21, 2007.

4.5	Exchange and Registration Rights Agreement, dated as of October 22, 2007, between American Water Capital Corp., American Water Works Company, Inc. and Citigroup Global Markets Inc, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several purchasers. Incorporated herein by reference to Exhibit 4.5 to American Water Capital Corp. and American Water Works Company, Inc.’s Registration Statement on Form S-4, filed on December 21, 2007.

5.1	Opinion of Cravath, Swaine & Moore LLP.*

9.1	Registration Rights Agreement, dated as of , 2008, by and among American Water Works Company, Inc., RWE Aktiengesellschaft and RWE Aqua Holdings GmbH.*

10.1	Credit Agreement, dated as of September 15, 2006, among American Water Capital Corp., the Lenders identified therein and JPMorgan Chase Bank, N.A.***

10.2	USD 1,750,000,000 Loan Agreement, dated as of September 20, 2007, among RWE Aktiengesellschaft and American Water Capital Corp.*

10.3	Support Agreement, as subsequently amended, dated June 22, 2000, by and between American Water Works Company, Inc. and American Water Capital Corp.***

10.4	Employment Agreement between Donald L. Correll and American Water Works Company, Inc., dated March 10, 2006.*

10.5	Employment Agreement between Ellen C. Wolf and American Water Works Company, Inc., dated December 29, 2005.*

10.6	Separation Agreement between Dietrich Firnhaber and RWE Aktiengesellschaft, dated .*

Exhibit Number	Description
10.7	RWE Long-Term Incentive Beat Plan 2005, dated as of April 20, 2005.***

10.8	Amended and Restated American Water Works Company, Inc. Executive Retirement Plan, dated as of March 1, 2007.***

10.9	Amended and Restated American Water Works Company, Inc. Deferred Compensation Plan, dated as of January 1, 2001.***

10.10	RWE Executive Deferred Compensation Plan (A).*

10.11	RWE Executive Deferred Compensation Plan (B).*

10.12	Settlement Agreement by and between California American Water Company and the U.S. Department of Commerce, National Oceanic and Atmospheric Administration, dated as of June 29, 2006.*

10.13	2004 Thames Water/RWE Long-Term Incentive Plan, dated as of January 1, 2004.***

10.14	RWE Long Term Incentive Plan 2002 (LTIP), dated as of 2002.***

10.15	Employment Agreement between American Water Works Service Company, Inc. and Terry L. Gloriod, dated as of February 10, 2006.*

10.16	Form of Executive Completion Bonus in connection with the RWE Divestiture, dated as of March 20, 2006.***

10.17	Form of Retention Agreement in connection with the RWE Divestiture, dated as of March 20, 2006.***

10.18	American Water Works Company, Inc. Executive Severance Policy, dated as of June 14, 2006.***

10.19	Secondment Contract between RWE Solutions AG and Dietrich Firnhaber, dated as of January 1, 2003.***

10.20	2007 American Water Senior Management Annual Incentive Plan.***

10.21	2006 American Water Senior Management Annual Incentive Plan.***

10.22	American Water Works Company, Inc. 2007 Omnibus Equity Compensation Plan.***

21.1	Subsidiaries of American Water Works Company, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1).*

24.1	Power of Attorney.**

*	To be filed by amendment.
**	Previously filed on August 27, 2007.
***	Previously filed on October 11, 2007.